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CREATING VALUE

BioMed Realty Trust, Inc. **2011** ANNUAL REPORT

BioMed Realty has built its business on trust, creativity and dedication, which, in turn, drives long-term financial success. We believe that real estate is not just managing steel, glass and concrete. Instead, real success comes from relationships. We focus on our tenants' needs in order to deliver environments that support tomorrow's innovations by utilizing our deep understanding of the life science industry and providing the personal attention and creative flexibility that help foster life science industry successes.



We encourage you to learn more about our 2011 achievements by exploring our online report at **www.biomedrealty.com/11AR**

For the fourth consecutive year, BioMed Realty is posting its annual report in an online format following SEC-approved electronic guidelines. The online annual report helps us support our economic, social and environmental goals.

BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

17190 Bernardo Center Drive
San Diego, California 92128
Tel: (858) 485.9840
Fax: (858) 485.9843

April 16, 2012

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of BioMed Realty Trust, Inc. to be held on Wednesday, May 30, 2012 at 8:00 a.m., local time, at BioMed Realty's corporate offices, 17190 Bernardo Center Drive, San Diego, California 92128.

The Notice of Annual Meeting of Stockholders and the Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter.

After reading the enclosed Proxy Statement, please vote your shares by proxy telephonically, via the Internet or by dating, signing and returning your proxy card, as described on page 1 of the Proxy Statement, or by attending the annual meeting in person. Your careful consideration of, and vote on, the matters before our stockholders are important, regardless of the number of shares you own.

We further encourage you to explore our 2011 Online Annual Report located at www.biomedrealty.com/11ar, the text of which is enclosed along with our 2011 Annual Report on Form 10-K.

Thank you for your interest in BioMed Realty Trust.

Sincerely,

Alan D. Gold
Chairman and Chief Executive Officer

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BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2012

TO THE STOCKHOLDERS OF BIOMED REALTY TRUST, INC.:

Notice is hereby given that the 2012 annual meeting of stockholders of BioMed Realty Trust, Inc., a Maryland corporation, will be held at 8:00 a.m., local time, on Wednesday, May 30, 2012 at the corporate offices of BioMed, 17190 Bernardo Center Drive, San Diego, California 92128 for the following purposes:

1. To elect seven directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualify;

2. To consider and vote upon the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2012;

3. To consider and vote upon, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission; and

4. To transact such other business as may be properly presented at the annual meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the attached proxy statement, which forms a part of this notice and is incorporated herein by reference. Our board of directors has fixed the close of business on March 13, 2012 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof.

We are pleased to take advantage of the Securities and Exchange Commission rules allowing companies to furnish proxy materials to their stockholders over the Internet. We believe that this e-proxy process expedites stockholders' receipt of proxy materials and lowers the cost and reduces the environmental impact of our annual meeting. We sent a Notice of Internet Availability of Proxy Materials on or about April 16, 2012, and provided access to our proxy materials over the Internet, beginning on April 16, 2012, for the beneficial owners of our common stock as of the close of business on the record date. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you on how to access and review this proxy statement and our annual report and how to authorize your proxy online or by telephone. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials. We are also sending proxy materials to any stockholder who has elected to receive its proxy materials by mail.

Your proxy is important. Whether or not you plan to attend the annual meeting, please authorize your proxy by Internet or telephone, or, if you received a paper copy of the materials by mail, mark, sign, date and return your proxy card, so that your shares will be represented at the annual meeting. If you plan to attend the annual meeting and wish to vote your shares personally, you may do so at any time before the proxy is voted.

All stockholders are cordially invited to attend the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Jonathan P. Klassen
Secretary

San Diego, California
April 16, 2012

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BIOMED REALTY TRUST, INC.

17190 Bernardo Center Drive
San Diego, California 92128

PROXY STATEMENT
for
2012 ANNUAL MEETING OF STOCKHOLDERS
May 30, 2012

The board of directors of BioMed Realty Trust, Inc., a Maryland corporation, is soliciting proxies for use at the 2012 annual meeting of stockholders to be held on Wednesday, May 30, 2012 at 8:00 a.m., local time, and at any adjournments or postponements thereof. The annual meeting will be held at the corporate offices of BioMed, 17190 Bernardo Center Drive, San Diego, California 92128. This proxy statement will be first furnished or sent to stockholders on or about April 16, 2012.

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted **FOR** the election of the board of directors' nominees for director, or for a substitute or substitutes in the event a nominee or nominees are unable to serve or decline to do so, **FOR** the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2012, and **FOR** the approval, on an advisory basis, of the compensation of the named executive officers as disclosed in this proxy statement. As to any other business which may properly come before the annual meeting and be submitted to a vote of the stockholders, proxies received by the board of directors will be voted in the discretion of the designated proxy holders. A proxy may be revoked by written notice to the Secretary of BioMed at any time prior to the annual meeting, by executing a later dated proxy or by attending the annual meeting and voting in person. Attendance at the annual meeting will not by itself revoke a proxy.

Stockholders can vote in person at the annual meeting or by proxy. There are three ways to vote by proxy:

- *By Telephone* — Beneficial stockholders who received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") and who live in the United States or Canada may submit proxies by telephone by calling the telephone number indicated in the notice and following the instructions. These stockholders will need to have the control number that appears on their notice available when authorizing their vote. Beneficial stockholders who have received a paper copy of a proxy card or a voting instruction card by mail may submit proxies by telephone by calling the number on the card and following the instructions. These stockholders will need to have the control number that appears on their card available when authorizing their vote.

- *By Internet* — Beneficial stockholders who received a Notice of Internet Availability may submit proxies over the Internet by following the instructions on the notice. Beneficial stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

- *By Mail* — Stockholders who received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

We will bear the cost of solicitation of proxies. In addition to the use of mails, proxies may be solicited by personal interview, telephone, facsimile, e-mail or otherwise, by our officers, directors and other employees. We have also retained the services of Georgeson Inc., an independent proxy solicitation firm, to assist in the solicitation of proxies. Georgeson will receive a fee of approximately $20,000 for its services and will be reimbursed for its out-of-pocket expenses. We also will request persons, firms and corporations holding shares in their names, or in the names of their nominees, which are beneficially owned by others to send or cause to be sent proxy materials to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in so doing.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 30, 2012

Electronic copies of our proxy statement and annual report are available at www.biomedrealty.com/11ar.

Voting

Holders of record of our common stock, $.01 par value per share, at the close of business on March 13, 2012 will be entitled to notice of and to vote at the annual meeting or any adjournments or postponements thereof.

As of March 13, 2012, 154,163,339 shares of our common stock were outstanding and represent our only securities entitled to vote at the annual meeting. Each share of our common stock is entitled to one vote. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting on any matter will constitute a quorum at the annual meeting. Directors are elected by a plurality of all of the votes cast. The ratification of the selection of KPMG LLP as our independent registered public accounting firm and the approval, on an advisory basis, of the compensation of the named executive officers as disclosed in this proxy statement require the affirmative vote of a majority of the votes cast on the proposal.

Votes cast by proxy or in person at the annual meeting will be counted by the person appointed by us to act as inspector of election for the annual meeting. The inspector of election will treat shares represented by proxies that reflect abstentions (or votes withheld) or include "broker non-votes" as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes refer to unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the applicable beneficial owner. With regard to the election of directors, ratification of the selection of KPMG LLP as our independent registered public accounting firm, and the advisory vote regarding the compensation of the named executive officers as disclosed in this proxy statement, abstentions and broker non-votes, if any, will not be counted as votes cast and will have no effect on the result of the vote.

No person is authorized to make any representation with respect to the matters described in this proxy statement other than those contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

If you have any questions or need any assistance in voting your shares of our common stock, please contact our proxy solicitor:

Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038
(800) 509-0917 (Toll Free)
Banks and Brokerages please call:
(212) 440-9800

PROPOSAL 1

ELECTION OF DIRECTORS

Our board of directors has nominated and recommends for election as directors the seven individuals named herein to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualify. All of the nominees are presently directors of BioMed, and following the annual meeting there will be no vacancies on the board. Directors are elected by a plurality of all of the votes cast at the annual meeting. Cumulative voting is not permitted. If any of the nominees should be unable to serve or should decline to do so, the discretionary authority provided in the proxy will be exercised by the proxy holders to vote for a substitute or substitutes nominated by the board of directors, or the board of directors, on the recommendation of the nominating and corporate governance committee, may reduce the size of the board and number of nominees. The board of directors does not believe at this time that any substitute nominee or nominees will be required. There are no family relationships between any of our directors or executive officers. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies below.

Information Regarding Nominees

The table below indicates the name, position with BioMed and age of each nominee for director as of March 13, 2012:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	51
Gary A. Kreitzer	Director, Executive Vice President and General Counsel	57
Barbara R. Cambon	Director	58
Edward A. Dennis, Ph.D.	Director	70
Richard I. Gilchrist	Director	66
Theodore D. Roth	Director	60
M. Faye Wilson	Director	74

Each of our directors possesses individual attributes that strengthen the board's collective qualifications, skills and experience. The table below describes the particular skills of each director that contribute to our board's collective ability to effectively manage the company.

Alan D. Gold



Chairman and Chief Executive Officer since 2004

Demonstrated leadership skills, extensive experience in effectively managing life science real estate companies and deep understanding of the life science real estate industry

Industry experience:

- Our Chairman and Chief Executive Officer since our formation in 2004
- Our President from 2004 until December 2008
- Chairman, President and Chief Executive Officer of our privately-held predecessor, Bernardo Property Advisors, Inc., from August 1998 until August 2004
- Co-founder, President and director of Alexandria Real Estate Equities, Inc., a publicly traded real estate investment trust, or REIT, specializing in acquiring and managing laboratory properties for lease to the life science industry, from its predecessor's inception in 1994 until he resigned as President in August 1998 and as a director at the end of 1998

	• Managing partner of Gold Stone Real Estate Finance and Investments, a partnership engaged in the real estate and mortgage business, from 1989 to 1994 • Assistant Vice President of Commercial Real Estate for Northland Financial Company, a full service commercial property mortgage banker, from 1989 to 1990 • Real Estate Investment Officer — Commercial Real Estate for John Burnham Company, a regional full service real estate company, from 1985 to 1989 Board experience: • Current director and member of the audit committee of American Assets Trust, Inc., a publicly traded REIT Education: • Bachelor of Science Degree in Business Administration from San Diego State University • Master of Business Administration from San Diego State University
Gary A. Kreitzer  Director, Executive Vice President and General Counsel since 2004	Demonstrated ability to effectively develop and execute strategies for life science real estate companies and deep understanding of the life science real estate industry Industry experience: • Executive Vice President, General Counsel and director since our formation in 2004 • Executive Vice President, General Counsel and director of our privately-held predecessor, Bernardo Property Advisors, Inc., from December 1998 until August 2004 • Co-founder, Senior Vice President and In-House Counsel of Alexandria Real Estate Equities, Inc. from its predecessor's inception in 1994 until December 1998 • In-House Counsel and Vice President for Seawest Energy Corporation, an alternative energy facilities development company, from 1990 to 1994 • In-House Counsel, Secretary and Vice President for the Christiana Companies, Inc., a publicly traded investment and real estate development company, from 1982 to 1989 Education / other: • Bachelor of Arts Degree in Economics from the University of California, San Diego • Juris Doctor Degree, with honors, from the University of San Francisco • Member of the California State Bar and the American Bar Association

Barbara R. Cambon



Director since 2004

Member, Audit Committee

Member, Compensation Committee

Knowledge and experience in institutional real estate investing and key aspects of real estate operations, strategic planning, finance and REIT management

Industry experience:

- Real estate advisor and independent consultant since October 2002
- Principal of Colony Capital, LLC, a private real estate investment firm, from November 1999 to October 2002, and Chief Operating Officer from April 2000 until October 2002
- President and founder of Institutional Property Consultants, Inc., a real estate consulting company, from 1985 to October 1999

Board experience:

- Current director, member of the audit committee and chair of the conflicts committee of each of KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc. and KBS Real Estate Investment Trust III, Inc.

Education:

- Bachelor of Science Degree in Education from the University of Delaware
- Master of Business Administration with an emphasis in real estate and finance from Southern Methodist University

Edward A. Dennis, Ph.D.



Director since 2004

Chair, Compensation Committee

Member, Nominating & Corporate Governance Committee

Knowledge and experience in key aspects of research and development, laboratory utilization and design, and pharmaceutical and biotechnology products in the life science industry

Industry experience:

- Distinguished Professor and former Chair of the Department of Chemistry and Biochemistry and Distinguished Professor of the Department of Pharmacology in the School of Medicine at the University of California, San Diego, having served as a faculty member since 1970
- Visiting Professor at Harvard Medical School, Brandeis University, Université Pierre et Marie Curie and Collège de France, and Adjunct Professor at The Scripps Research Institute
- Authored over 340 research articles and books and holds numerous life sciences patents
- Co-founder of several privately-held life science companies
- Governing boards of several professional organizations serving the life science industry
- Extensive consulting and science advisory board experience in the life science industry

Board experience:

- Director of Biocept, Inc. since 2008
- Member of the Board of Trustees of The ResMed Foundation from 2002 to 2010 and January 2012 to present, having served as Treasurer since January 2012

- Member of the University Council of Yale University since 2004
- Member of the Board of Governors of the Yale University Alumni Association from 1997 to 2008, having served as Chair from 2004 to 2006
- Director of The Keystone Symposia on Molecular and Cellular Biology from 1996 to 2008, having served as Chair and President from 1996 to 2004
- Director of Alexis Corporation from 1995 to 2001

Education:

- Bachelor of Arts Degree from Yale University
- Master of Arts and Doctorate of Philosophy in Chemistry from Harvard University
- Research Fellow at Harvard Medical School
- Doctorate in Medicine (honorary) from Goethe University

Richard I. Gilchrist



Director since 2007

Member, Audit Committee

Member, Compensation Committee

Knowledge and experience in key aspects of the REIT industry, public company management, strategic planning, real estate operations and finance

Industry experience:

- Senior Advisor of The Irvine Company, a privately held real estate investment company, with responsibility for acquisitions and investments, since July 2011
- President of the Investment Properties Group of The Irvine Company from 2006 to 2011
- Executive officer of various affiliates of The Irvine Company from 2006 to 2011
- President and Co-Chief Executive Officer and on the board of directors of MPG Office Trust Inc. (formerly Maguire Properties, Inc.), a publicly held REIT, from 2002 to 2006
- Chief Executive Officer and President of Commonwealth Atlantic Properties, a privately held REIT, from 1997 to 2001

Board experience:

- Director of Ventas, Inc., a publicly traded REIT, since July 2011 and member of the compensation committee since December 2011
- Director of various affiliates of The Irvine Company from 2006 to 2011
- Director, chairman of the investment and risk assessment committee and member of the compensation committee of Nationwide Health Properties, Inc., a publicly traded REIT, from 2008 to 2011
- Current member of the Whittier College Board of Trustees, and chairman from 2003 to 2011
- Member of the Advisory Board of the University of California, Los Angeles Law School
- Director of Commonwealth Atlantic Properties from 1997 to 2001

Education:

- Bachelor of Arts Degree from Whittier College
- Juris Doctor Degree from University of California, Los Angeles Law School

Theodore D. Roth



Director since 2004

Chair, Nominating & Corporate Governance Committee

Knowledge and experience in key aspects of executive management, strategic planning and financing of growth companies in the life science industry

Industry experience:

- President of Roth Capital Partners, LLC, an investment banking firm, since July 2010, and Managing Director from February 2003 to June 2010
- President, Chief Operating Officer and other senior management positions at Alliance Pharmaceutical Corp. for over 15 years prior to joining Roth Capital Partners, LLC

Board experience:

- Director of Targeson, Inc., a privately-held biotechnology company, since 2009
- Director of Alliance Pharmaceutical from 1998 to 2009
- Director of Orange 21 Inc. from 2005 to 2009
- Member of the Iowa Wesleyan College Board of Trustees since 2010

Education:

- Juris Doctor Degree from Washburn University
- Master of Laws in Corporate and Commercial Law from the University of Missouri in Kansas City

M. Faye Wilson



Director since 2005

Chair, Audit Committee

Member, Nominating & Corporate Governance Committee

Knowledge and experience in key aspects of executive management, strategic planning, corporate governance, enterprise risk management, finance and accounting

Industry experience:

- Chair of Wilson Boyles and Company LLC, a business management and strategic planning consulting firm, and principal since 2003
- Senior officer of The Home Depot, Inc. from 1998 through 2002
- Senior management roles at Bank of America Corporation from 1992 to 1998, including senior assignments in corporate finance in the United States and Europe, Chairman of Security Pacific Financial Services and Executive Vice President and Chief Credit Officer for Bank of America's National Consumer Banking Group

Board experience:

- Member of the Salk Institute Board of Trustees since 2010
- Director of Farmers Insurance Group of Companies from 1993 through 2001
- Director of Home Depot from 1992 through 2001

Education / other:

- Undergraduate Degree from Duke University
- Master's Degree in International Relations from the University of Southern California
- Master's Degree in Business Administration from the University of Southern California
- Became a certified public accountant in 1961

Information Regarding the Board

Board Independence

Our board of directors has determined that each of our current directors, except for Messrs. Gold and Kreitzer, has no material relationship with BioMed (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed) and is "independent" within the meaning of our director independence standards, which reflect the New York Stock Exchange director independence standards, as currently in effect. Furthermore, our board of directors has determined that each of the members of each of the audit committee, the compensation committee and the nominating and corporate governance committee has no material relationship with BioMed (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed) and is "independent" within the meaning of our director independence standards.

Board Meetings

Our board of directors held six meetings during fiscal 2011. No director attended fewer than 75% of the aggregate of the total number of meetings of our board of directors and the total number of meetings of committees of our board of directors on which he or she served during the period for which he or she was a director.

To ensure free and open discussion among the independent directors of the board, regularly scheduled executive sessions are held, at which only independent directors are present. The independent directors have nominated the chair of the nominating and corporate governance committee, currently Mr. Roth, to serve as presiding director at each executive session.

Committees of the Board

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee. The audit committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The audit committee helps ensure the integrity of our financial statements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal audit function and independent registered public accounting firm. The audit committee appoints, assists and meets with the independent registered public accounting firm, oversees each annual audit and quarterly review, establishes and maintains our internal audit controls and prepares the report that federal securities laws require be included in our annual proxy statement. Ms. Wilson is the chair and Ms. Cambon and Mr. Gilchrist serve as members of the audit committee. Our board of directors has determined that each of Ms. Wilson, Ms. Cambon and Mr. Gilchrist is an "audit committee financial expert" as defined by the Securities and Exchange Commission. In addition, our board of directors has determined that Ms. Cambon's simultaneous service on our audit committee and the audit committees of three other public companies, which are affiliated with each other, does not impair her ability to effectively serve on our audit committee. The audit committee held four meetings in 2011.

Compensation Committee. The compensation committee reviews and approves our compensation philosophy and the compensation and benefits of our executive officers and Section 16 officers; reviews and approves all executive officers' employment agreements and severance arrangements; administers and makes recommendations to our board of directors regarding our compensation and stock incentive plans; reviews and approves policies concerning perquisite benefits, policies regarding compensation paid to our executive officers in excess of limits deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and policies with respect to change of control and "parachute" payments; and reviews the compensation discussion and analysis included in our proxy statement and produces an annual report on executive compensation for inclusion in our proxy statement. Dr. Dennis is the chair and Ms. Cambon and Mr. Gilchrist serve as members of the compensation committee. The compensation committee held nine meetings in 2011.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee develops and recommends to our board of directors a set of corporate governance principles, adopts a code of ethics, adopts policies with respect to conflicts of interest, monitors our compliance with corporate governance requirements of state and federal law and the rules and regulations of the New York Stock Exchange, establishes criteria for prospective members of our board of directors, conducts candidate searches and interviews, oversees and evaluates our board of directors and management, evaluates from time to time the appropriate size and composition of our board of directors, recommends, as appropriate, increases, decreases and changes in the composition of our board of directors and recommends to our board of directors the slate of directors to be elected at each annual meeting of our stockholders. Mr. Roth is the chair and Dr. Dennis and Ms. Wilson serve as members of the nominating and corporate governance committee. The nominating and corporate governance committee held two meetings in 2011.

Our board of directors has adopted charters for each of the audit committee, compensation committee and nominating and corporate governance committee. Each of the charters is available on our website at www.biomedrealty.com. The information contained on our website is not incorporated by reference into and does not form a part of this proxy statement.

Our board of directors may from time to time establish certain other committees to facilitate the management of BioMed.

Board Leadership Structure

Mr. Gold has served as our Chairman and Chief Executive Officer since our formation in 2004. Our board of directors is comprised of Mr. Gold, Mr. Kreitzer, our Executive Vice President and General Counsel, and five independent directors. Our board has three standing independent committees with separate chairs — the audit, compensation, and nominating and corporate governance committees.

Our board of directors possesses considerable business experience and understanding of our company, including the opportunities and risks that we face. Our board of directors believes that our Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development and execution. Our independent directors bring experience, oversight and expertise from outside the company and across various disciplines, including real estate, finance, life science, public company management and academics, while our Chief Executive Officer brings extensive company-specific and life science real estate experience and expertise. Our board of directors believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates the flow of information between management and our board, which are essential to effective governance and success in achieving business goals.

One of the key responsibilities of our board of directors is to oversee development of strategic direction and hold management accountable for the execution of strategy once it is developed. Our board of directors believes the combined role of Chairman and Chief Executive Officer, in combination with our five independent directors comprising a large majority of the board, is in the best interest of our company because it provides the appropriate balance between strategy development and independent oversight of management.

Our board of directors has not appointed a lead independent director. Our board believes that the current board leadership structure, with a large majority of independent directors, each of whom has a different perspective and role in discussions based on his or her experience across various disciplines as described above, with active participation by independent directors in chairing and serving on board committees, and with complete and open lines of communication and access to the Chairman and Chief Executive Officer and other members of management, is operating effectively to foster productive, timely and efficient communications among the independent directors and management. However, our board of directors will continue to evaluate the company's leadership structure and may determine to appoint a lead independent director in the future.

Board's Role in Risk Oversight

Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term corporate performance and enhance stockholder value. As such, our board, as a whole and at the committee level, focuses on the company's general risk management strategy, the most significant risks facing the company, and the implementation of risk mitigation strategies by management.

As a part of this process, our board regularly receives reports from members of senior management on areas of material risk to the company, including operational, financial, legal and regulatory, strategic and reputational risks, as well as general updates on the company's financial position, budgets, financing activities, results of operations, tenants, leasing and development activities and other department-specific activities.

In addition, the board's committees are responsible for reviewing risk management strategies in certain areas. The compensation committee is responsible for reviewing the management of risks relating to the company's compensation plans and arrangements. The audit committee reviews management of financial risks, including risks associated with financial accounting and audits and internal control over financial reporting. The nominating and corporate governance committee reviews risks associated with the independence of our board of directors, adherence to corporate governance standards, and management development and leadership succession policies and programs. While each committee is responsible for evaluating certain risks, our entire board of directors is regularly informed through committee reports about such risks, including when a matter rises to the level of a material or enterprise level risk. This process enables our board and its committees to coordinate the risk oversight role, particularly with respect to the interrelationship of risks.

Our management is responsible for day-to-day risk management. Our accounting, legal and internal audit functions serve as the primary monitoring divisions for company-wide policies and procedures, and manage the day-to-day oversight of the risk management strategy for our ongoing business. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels, and working with the board or its committees as necessary to design and implement risk management strategies.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing BioMed and that our board leadership structure supports this approach.

Compensation Committee Interlocks and Insider Participation

There were no insider participations or compensation committee interlocks among the members of the committee during fiscal year 2011. At all times during fiscal year 2011, the compensation committee was comprised solely of independent, non-employee directors.

Director Qualifications

The nominating and corporate governance committee has not set minimum qualifications for board nominees. However, pursuant to its charter, in identifying candidates to recommend for election to the board, the nominating and corporate governance committee considers the following criteria: (1) personal and professional integrity, ethics and values, (2) experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment, (3) experience in our industry and with relevant social policy concerns, (4) diversity of experience, profession and background, both on an individual level and in relation to the board as a whole, (5) experience as a board member of another publicly held company, (6) academic expertise in an area of our operations and (7) practical and mature business judgment, including ability to make independent analytical inquiries. Our board of directors evaluates each individual in the context of our board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the board. Nominees are not evaluated on the basis of race, gender, religion, national origin, sexual orientation, disability or any other basis prohibited by law. Our directors, qualification criteria and the effectiveness of our nomination policies are reviewed annually by the nominating and corporate governance committee.

Identifying and Evaluating Nominees for Directors

The nominating and corporate governance committee identifies nominees by first evaluating the current members of our board willing to continue in service. Current members with qualifications and skills that are consistent with the nominating and corporate governance committee's criteria for board service are re-nominated. As to new candidates, the nominating and corporate governance committee will generally poll board members and members of management for their recommendations. The nominating and corporate governance committee may also hire a search firm if deemed appropriate to identify and perform background due diligence on potential candidates. An initial slate of candidates will be presented to the chair of the nominating and corporate governance committee, who will then make an initial determination as to the qualification and fit of each candidate. Candidates will be interviewed by the Chief Executive Officer and independent board members. The nominating and corporate governance committee will then approve final director candidates and, after review and deliberation of all feedback and data, will make its recommendation to our board of directors. Recommendations received from stockholders will be considered and processed and are subject to the same criteria as are candidates nominated by the nominating and corporate governance committee.

The foregoing notwithstanding, if we are legally required by contract or otherwise to permit a third party to designate one or more of the directors to be elected or appointed (for example, pursuant to articles supplementary designating the rights of a class of preferred stock to elect one or more directors upon a dividend default), then the nomination or appointment of such directors shall be governed by such requirements.

Each of the nominees for election as director at the annual meeting is recommended by the nominating and corporate governance committee to stand for reelection.

Stockholder Recommendations for Director Nominees

The nominating and corporate governance committee's policy is to consider candidates recommended by stockholders. The stockholder must submit a detailed resume of the candidate and an explanation of the reasons why the stockholder believes the candidate is qualified for service on our board of directors and how the candidate satisfies the board's criteria. The stockholder must also provide such other information about the candidate as would be required by the Securities and Exchange Commission rules to be included in a proxy statement. In addition, the stockholder must include the consent of the candidate and describe any arrangements or undertakings between the stockholder and the candidate regarding the nomination. The stockholder must submit proof of BioMed stockholdings. All communications are to be directed to the chair of the nominating and corporate governance committee, c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary. For any annual meeting, recommendations received after 120 days prior to the anniversary of the date of the proxy statement for the prior year's annual meeting will likely not be considered timely for consideration by the nominating and corporate governance committee for that annual meeting.

Proxy Statement

Compensation of Directors

In 2011, each of our directors who was not an employee of our company or our subsidiaries received an annual fee of $35,000 for service as a director. The chair of the audit committee received an additional $15,000 annual fee and each non-employee director who chaired any other committee of the board of directors received an additional $10,000 annual fee for each committee chaired. In addition, each non-employee director received a fee of $1,500 for each board of directors meeting attended in person or by telephone, a fee of $1,500 for each audit committee meeting attended in person or by telephone, and a fee of $1,000 for each other committee meeting attended in person or by telephone. Non-employee directors received fees for attending committee meetings whether or not a meeting of the board of directors was held on the same day. Non-employee directors were also reimbursed for reasonable expenses incurred to attend board of directors and committee meetings. Directors who were employees of BioMed or its subsidiaries did not receive compensation for their service as directors.

Our non-employee directors also receive automatic grants of restricted stock under our 2004 Incentive Award Plan on the date of each annual meeting of stockholders equal in value to $60,000, based on the closing price of our common stock on the date of such grant and rounded to the nearest whole share. On the date of the 2011 annual meeting of stockholders, each non-employee director was granted 3,017 shares of restricted stock. The restricted stock granted to non-employee directors vests one year from the date of grant.

The table below summarizes the compensation paid by the company to non-employee directors for the fiscal year ended December 31, 2011.

Name(1)	Fees Earned or Paid in Cash	Stock Awards(2)	All Other Compensation(3)	Total
Barbara R. Cambon	$59,000	$60,008	$2,602	$121,610
Edward A. Dennis, Ph.D.	65,000	60,008	2,602	127,610
Richard I. Gilchrist	59,000	60,008	2,602	121,610
Theodore D. Roth	56,000	60,008	2,602	118,610
M. Faye Wilson	66,500	60,008	2,602	129,110

(1) Alan D. Gold, our Chairman and Chief Executive Officer, and Gary A. Kreitzer, our Executive Vice President and General Counsel, are not included in this table because they are employees and thus receive no compensation for their services as directors. The compensation received by Messrs. Gold and Kreitzer as employees is shown in the Summary Compensation Table.

(2) Represents the grant date fair value of restricted stock awarded in 2011 based on the closing price of our common stock on the date of such grants, as determined in accordance with Accounting Standards Codification Topic 718, Stock Compensation, or ASC Topic 718. During 2011, each of our independent directors was granted 3,017 shares of restricted stock. The shares vest one year from the date of grant, and represent the only unvested shares of restricted stock held by our non-employee directors at December 31, 2011.

(3) All other compensation represents dividends paid on unvested restricted stock, and excludes dividends paid on vested restricted stock. Dividends are paid on the entirety of the restricted stock grants, including the unvested portion, from the date of the grant.

Stock Ownership Guidelines for Non-Employee Directors

In August 2010, our board of directors adopted stock ownership guidelines for the company's non-employee directors. Under the guidelines, each non-employee director is expected to, within five years of the later of August 25, 2010 or the date on which such person is appointed to the board, own shares of the company's common stock or securities convertible or exchangeable into shares of the company's common stock with a market value of no less than five times his or her current annual cash retainer for serving as a member of the board of directors, exclusive of chairperson, committee or meeting fees. Each non-employee director was in compliance with the stock ownership guidelines for the year ended December 31, 2011. Stock ownership guidelines for our executive officers, including Messrs. Gold and Kreitzer, are described below under "Executive Compensation and Other Information — Compensation Discussion and Analysis — Stock Ownership Guidelines for Executive Officers." The table below shows each non-employee director's equity ownership in the company as a multiple of his or her cash retainer and the minimum ownership level required pursuant to these guidelines for each of our non-employee directors as of December 31, 2011:

Non-Employee Director	Dollar Value of Equity Ownership as a Multiple of Cash Retainer(1)	Minimum Ownership Level Required as a Multiple of Cash Retainer
Barbara R. Cambon	10.7x	5.0x
Edward A. Dennis, Ph.D.	12.0x	5.0x
Richard I. Gilchrist	6.6x	5.0x
Theodore D. Roth	10.2x	5.0x
M. Faye Wilson	10.7x	5.0x

(1) Calculated by multiplying the aggregate number of shares of common stock held by each non-employee director by the closing price of $18.08 per share of our common stock on December 30, 2011.

Policy Governing Stockholder Communications with the Board of Directors

Our board of directors welcomes communications from our stockholders. Any stockholder or other interested party who wishes to communicate with the board or one or more members of the board should do so in writing in care of the General Counsel of BioMed, at our principal office, 17190 Bernardo Center Drive, San Diego, California 92128. The General Counsel is directed to forward each appropriate communication to the director or directors for whom it is intended.

Policy Governing Director Attendance at Annual Meetings of Stockholders

We encourage, but do not require, our board members to attend the annual meeting of stockholders. All of our directors attended our 2011 annual meeting of stockholders, which was held on May 25, 2011.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics that applies to our officers, employees, agents and directors. In addition, our board of directors has adopted Corporate Governance Guidelines to assist the board in the exercise of its responsibilities and to serve the interests of BioMed and its stockholders. The Code of Business Conduct and Ethics and Corporate Governance Guidelines are posted on our website at www.biomedrealty.com.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR each of the nominees set forth above.

Proxy Statement

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PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2012, and our board of directors has directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. KPMG LLP has audited our financial statements since our inception in 2004. Representatives of KPMG LLP are expected to be present at the annual meeting. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm and may decide to retain the firm, even in the absence of stockholder ratification. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee determines that such a change would be in the best interests of the company.

The affirmative vote of a majority of the votes cast on the proposal at the annual meeting is required for the ratification of the selection of KPMG LLP as our independent registered public accounting firm.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2012.

Proxy Statement

PROPOSAL 3

APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In deciding how to vote on this proposal, our board of directors and the compensation committee urge you to specifically consider the significant changes related to our executive compensation program that were recently instituted as a result of our compensation committee's extensive re-evaluation of the program and feedback from our stockholders, which are more fully described in the Compensation Discussion and Analysis section of this proxy statement beginning on page 21.

At our 2011 annual meeting of stockholders, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the company submitted non-binding advisory votes to our stockholders to (1) approve the compensation of the company's named executive officers (the "say-on-pay" proposal) and (2) determine the frequency of the advisory stockholder vote to approve the compensation of the company's named executive officers.

At that meeting 54% of the stockholders voting on the company's say-on-pay proposal (constituting 49% of our total outstanding shares entitled to vote at the annual meeting) voted against the proposal. The compensation committee carefully considered the fact that less than a majority of the votes cast were voted in favor of the proposal. In response, our compensation committee undertook and completed an extensive re-evaluation of our executive compensation philosophy and compensation program. The process and results of that re-evaluation are described in detail in the Compensation Discussion and Analysis.

In addition, a majority of the votes cast at the 2011 annual meeting of stockholders were voted in favor of holding the advisory vote on executive compensation on an annual basis and, in accordance with this stockholder preference, our board of directors determined that advisory votes on executive compensation will be held on an annual basis.

Although this vote on executive compensation is non-binding, our compensation committee and board of directors value the opinions of the stockholders and will consider the outcome of the vote when making future compensation decisions, as was the case in considering last year's say-on-pay voting results.

It is our goal to link executive pay to company and individual performance in a meaningful way. During 2011, the compensation committee made the following significant changes to our executive compensation program to provide a stronger formulaic link between our named executive officers' compensation and the achievement of specific, objectively measurable goals:

- ***Established a formulaic annual bonus program***, under which each executive's annual bonus is tied to achievement of predetermined "threshold," "target," and "maximum" performance goals.
- Modified the long-term equity incentive award program for our executives such that ***at least 50% of awards will be in the form of performance units***, the number and value of which, if any, will be paid out entirely based on the company's total stockholder return performance relative to its peer group over a multi-year performance period.
- ***Terminated all employment agreements***, including
    - ***eliminating tax-gross ups*** for "excess parachute payments,"
    - ***eliminating automatic annual base salary increases,***
    - ***eliminating minimum annual cash bonuses***, and
    - ***eliminating payments to executives for auto allowances***.
- Adopted a ***clawback policy***, ***anti-hedging policy*** and ***post-vesting stock retention guidelines***.

At the same time, our company, under the leadership of our management team, continued to deliver strong results in 2011, highlighted by the following achievements:

- ***Top Line Growth***: Increased total revenues 13.8% to $439.7 million from $386.4 million in 2010.
- ***Bottom Line Growth***: Generated adjusted funds from operations for the year of $167.7 million ($1.14 per diluted share), as compared to $131.4 million ($1.03 per diluted share) in 2010, an increase of 11% per diluted share.
- ***Leasing Execution Well in Excess of Goal***: Executed 87 leasing transactions representing approximately 1.6 million square feet, including 2.0 million square feet over the five quarters ended December 31, 2011, which was 165% of the company's originally disclosed goal.
- ***Selective Growth through Acquisitions***: Acquired eight new properties for a total investment of $431.2 million, increasing the company's gross assets year-over-year by 13.5% to $4.9 billion at year-end.
- ***Further Enhancement of Liquidity Position and Balance Sheet***: Expanded and extended the company's unsecured line of credit, raised $400 million through a five-year fixed rate debt yielding 3.99% to maturity, and raised approximately $399.6 million in net proceeds through a follow-on equity offering.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask that our stockholders vote "FOR" the following resolution:

> "RESOLVED, that BioMed's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in BioMed's Proxy Statement for the 2012 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2011 Summary Compensation Table and the other related tables and disclosure."

Approval of the advisory vote regarding the compensation of the named executive officers described in this proposal 3 requires the affirmative vote of a majority of the votes cast on the proposal.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the approval of the compensation of the named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 13, 2012, except as otherwise set forth in the footnotes to the table, the beneficial ownership of shares of our common stock and shares of common stock into which units of limited partnership in our operating partnership, BioMed Realty, L.P., a Maryland limited partnership of which we are the sole general partner, are exchangeable for (1) each person who is the beneficial owner of 5% or more of our outstanding common stock, (2) each executive officer named in the Summary Compensation Table below (the "named executive officers"), (3) each director and nominee for director and (4) executive officers and directors as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person holds operating partnership units as opposed to shares of common stock is set forth in the footnotes below. Unless otherwise indicated, the address of each named person is c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128. We are not aware of any arrangements, including any pledge of our common stock, that could result in a change in control of the company.

Name and Address	Number of Shares of Common Stock and Units Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned(2)	Percentage of Shares of Common Stock and Units Beneficially Owned(2)(3)
Alan D. Gold(4)	1,759,447	*	1.1%
R. Kent Griffin, Jr.(5)	387,974	*	*
Gary A. Kreitzer(6)	968,826	*	*
Matthew G. McDevitt(7)	264,816	*	*
Greg N. Lubushkin(8)	93,387	*	*
Barbara R. Cambon(9)	20,788	*	*
Edward A. Dennis, Ph.D.(9)	23,288	*	*
Richard I. Gilchrist(9)	12,788	*	*
Theodore D. Roth(9)(10)	19,788	*	*
M. Faye Wilson(9)	20,788	*	*
BlackRock, Inc.(11)	16,681,240	10.8%	10.8
The Vanguard Group, Inc.(12)	16,334,456	10.6	10.6
Cohen & Steers, Inc.(13)	14,252,424	9.2	9.2
LaSalle Investment Management (Securities), L.P.(14)	8,590,957	5.6	5.6
All executive officers and directors as a group (10 persons)	3,571,890	*	2.3

* Less than 1%.

(1) Amounts assume that all units are exchanged for shares of our common stock.

(2) Based on a total of 154,163,339 shares of our common stock outstanding as of March 13, 2012.

(3) Based on a total of 2,593,538 limited partnership units and 362,970 LTIP units outstanding as of March 13, 2012, which may be exchanged for cash or shares of our common stock under certain circumstances. The total number of shares of common stock and units outstanding used in calculating these percentages assumes that none of the units held by other persons are exchanged for shares of our common stock.

(4) Includes 1,041,742 limited partnership units, 90,200 LTIP units and 346,852 shares of restricted stock held by Mr. Gold directly. Also includes Mr. Gold's interest in 179,038 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power.

(5) Includes 188,619 shares of restricted stock and 43,209 LTIP units held by Mr. Griffin directly.

(6) Includes 642,528 limited partnership units, 80,879 LTIP units and 3,319 shares of restricted stock held by Mr. Kreitzer directly, of which 424,069 limited partnership units are pledged as security for a non-purpose

loan. Also includes 80,000 limited partnership units held by Ventanas Del Mar, L.P., over which Mr. Kreitzer has sole voting and investment power, and includes Mr. Kreitzer's interest in 109,715 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power.

(7) Includes 76,346 LTIP units and 128,816 shares of restricted stock held by Mr. McDevitt directly.

(8) Includes 2,640 LTIP units and 63,348 shares of restricted stock held by Mr. Lubushkin directly. 10,145 shares of common stock are held in a margin account.

(9) Includes 3,017 shares of restricted stock.

(10) Includes 11,271 shares of common stock held in a margin account.

(11) Includes shares beneficially owned by the following subsidiaries of BlackRock, Inc.: BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Fund Managers Limited, BlackRock Asset Management Ireland Limited and BlackRock International Limited. BlackRock, Inc.'s address is 40 East 52nd Street, New York, New York 10022. The foregoing information is based on BlackRock, Inc.'s Schedule 13G/A filed with the Securities and Exchange Commission on January 10, 2012.

(12) Includes 235,362 shares beneficially owned by Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. Also includes 8,525,075 shares beneficially owned by Vanguard Specialized Funds — Vanguard REIT Index Fund. Vanguard Specialized Funds — Vanguard REIT Index Fund has sole voting power over these shares. The Vanguard Group, Inc.'s address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The foregoing information is based on The Vanguard Group, Inc.'s Schedule 13G/A and Vanguard Specialized Funds — Vanguard REIT Index Fund's Schedule 13G/A, filed with the Securities and Exchange Commission on February 9, 2012 and January 27, 2012, respectively.

(13) Includes 13,951,667 shares beneficially owned by Cohen & Steers Capital Management, Inc. and 300,757 shares beneficially owned by Cohen & Steers Europe S.A. Cohen & Steers, Inc. holds a 100% interest in Cohen & Steers Capital Management, Inc., an investment adviser. Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. together hold a 100% interest in Cohen & Steers Europe, S.A., an investment adviser. Cohen & Steers, Inc.'s address is 280 Park Avenue, 10th Floor, New York, New York 10017. The foregoing information is based on Cohen & Steers, Inc.'s Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2012.

(14) Includes shares beneficially owned by LaSalle Investment Management (Securities), L.P. and LaSalle Investment Management, Inc. as a group. Each of LaSalle Investment Management (Securities), L.P. and LaSalle Investment Management, Inc. is an investment adviser. LaSalle Investment Management (Securities), L.P.'s address is 100 East Pratt Street, Baltimore, Maryland 21202, and LaSalle Investment Management, Inc.'s address is 200 East Randolph Drive, Chicago, Illinois 60601. The foregoing information is based on LaSalle Investment Management (Securities), L.P.'s Schedule 13G filed with the Securities and Exchange Commission on February 10, 2012.

EXECUTIVE OFFICERS

Our executive officers and their ages as of March 13, 2012 are as follows:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	51
R. Kent Griffin, Jr.	President and Chief Operating Officer	42
Gary A. Kreitzer	Executive Vice President and General Counsel	57
Matthew G. McDevitt	Executive Vice President, Real Estate	46
Greg N. Lubushkin	Chief Financial Officer	59

Biographical information for Messrs. Griffin, McDevitt and Lubushkin is set forth in the summary table below. Biographical information with respect to Messrs. Gold and Kreitzer is set forth above under "Election of Directors — Information Regarding Nominees."

R. Kent Griffin, Jr.



President and Chief Operating Officer

Industry experience:

- Our President and Chief Operating Officer since December 2008
- Our Chief Financial Officer from 2006 to 2010
- Senior Vice President, Real Estate Investment Banking Group, Raymond James & Associates, Inc., from 2003 to 2006, where he was responsible for advising real estate clients on public and private equity and debt issuances, mergers and acquisitions, and other services
- Global Real Estate Investment Banking Group, JP Morgan (New York and San Francisco offices)
- Real Estate Service Group, Arthur Andersen LLP, where he was responsible for a range of audit and advisory services as a certified public accountant

Education / memberships:

- Bachelor of Science Degree in Business and Accountancy from Wake Forest University
- Master of Business Administration from University of North Carolina
- Member of the National Association of Real Estate Investment Trusts

Matthew G. McDevitt



Executive Vice President, Real Estate

Industry experience:

- Our Executive Vice President, Real Estate since February 2010
- Our Executive Vice President, Acquisitions and Leasing from 2008 to 2010
- Our Regional Executive Vice President from 2006 to 2008
- Our Vice President, Acquisitions from 2004 to 2006
- President and founder, McDevitt Real Estate Services, Inc., a full service real estate provider focusing on the life science industry, from 1997 to 2004
- Commercial real estate broker in Washington, D.C. metropolitan area for over ten years

Education:

- Bachelor of Arts Degree in Business from Gettysburg College

Greg N. Lubushkin



Chief Financial Officer

Industry experience:

- Our Chief Financial Officer since May 2010
- Our Vice President, Chief Accounting Officer from 2007 to 2010
- Chief Accounting Officer, ECC Capital Corporation, a publicly traded mortgage REIT that invested in residential mortgage loans, from 2004 to 2007
- Audit partner, PricewaterhouseCoopers LLP, a public accounting firm, from 1988 to 2004
- Staff member, PricewaterhouseCoopers LLP, a public accounting firm, from 1977 to 1988

Education / memberships:

- Bachelor of Science Degree in Business Administration, emphasis in Accounting and Finance, from the University of California at Berkeley
- American Institute of Certified Public Accountants
- California Society of Certified Public Accountants

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the overriding principles of our executive compensation program, how our compensation committee applied those principles in determining the compensation of our named executive officers for 2011, and the significant changes to our executive compensation program implemented by our compensation committee for 2011 and future years. Our named executive officers for 2011 include:

- Alan D. Gold, our Chairman and Chief Executive Officer,
- Kent Griffin, our President and Chief Operating Officer,
- Gary A. Kreitzer, our Executive Vice President and General Counsel,
- Matthew G. McDevitt, our Executive Vice President, Real Estate, and
- Greg N. Lubushkin, our Chief Financial Officer.

Executive Summary

It is our goal to link executive pay to company and individual performance in a meaningful way. For these purposes, company performance may be measured in many ways. While we strongly believe that our historical compensation program has been consistent with our objectives of attracting, motivating and retaining high-quality executives, promoting accountability to deliver on our business objectives, and enhancing our long-term financial, operational and strategic performance, during 2011 we took significant steps towards further objectively linking executive compensation levels with the achievement of specific performance objectives identified by the compensation committee as the key financial, operational and strategic metrics for which our named executive officers are responsible.

Key Changes to Executive Compensation Program Since the 2011 Say on Pay Vote

At our 2011 annual meeting of stockholders, 54% of the stockholders voting on the company's "say on pay" proposal (constituting 49% of the total outstanding shares entitled to vote at the annual meeting) voted against that proposal. In response to receiving less than a majority of the votes cast at the meeting, and as described in further detail below under "— Response to the 2011 Say on Pay Vote," our compensation committee conducted an extensive re-evaluation of our executive compensation program. In addition, the compensation committee retained a new independent compensation consultant, Pearl Meyer & Partners, LLC ("PM&P"), to assist it with this process. As a result, the compensation committee made the following significant changes to our executive compensation program that establish a stronger formulaic link between our named executive officers' compensation and the achievement of specific, objectively measurable goals:

Compensation Program or Practice	Prior Practice	Changes Implemented by the Compensation Committee	Addressed on Page(s)

Annual Bonus Plan	Annual bonus awards tied to achievement of corporate, business unit and individual goals, with actual payouts determined at the discretion of the compensation committee based on that performance without formulaic ties to pre-determined performance levels	Creation of ***formulaic annual bonus program*** effective for 2011:
		• An executive's annual bonus is tied to five financial, operating and individual/strategic measures, with "threshold," "target" and "maximum" performance levels corresponding to the executive's bonus payout levels
		• Performance goals are determined in advance and actual performance relative to those goals determines the bonuses earned, limiting the use of discretion in annual bonus decisions
		• The five measures utilized for 2011 were:
		  • Funds from operations ("FFO") per diluted share
		  • Leasing volume (square footage)
		  • New investments (aggregate capital investment)
		  • Leverage ratio (debt / total assets)
		  • Strategic and individual measures
		
		Although this new bonus program was adopted in January 2012, the foregoing methodology was applied retroactively to determine bonus payouts for our named executive officers for 2011 based on the performance goals and objectives established by the compensation committee in early 2011.
			31-37

Long-Term Incentive Plan	Long-term equity incentive awards primarily consisting of restricted stock with service-based vesting	Commencing with the grants made in January 2012, long-term equity incentive awards are more directly tied to stockholder performance: • ***At least 50% of long-term equity incentive awards will be in the form of performance units***, the number and value of which, if any, will be paid out based on the company's total	38-40

Compensation Program or Practice	Prior Practice	Changes Implemented by the Compensation Committee	Addressed on Page(s)
Long-Term Incentive Plan (cont'd.)		stockholder return ("TSR") performance relative to its peer group over a three-year period; and ***no dividends will be paid or accrued on the performance units prior to vesting or upon conversion*** • No more than 50% of long-term equity incentive awards will be in the form of restricted stock, which generally will vest over a four-year service period	38-40
Employment Agreements	Executives were parties to employment agreements that contained certain employee-favorable provisions	***Terminated employment agreements*** and replaced them with change in control and severance agreements	45-46
Tax Gross-Ups	Executives were entitled to tax gross-up payments to executives for "excess parachute payments"	***Eliminated tax gross-up payments*** to executives for "excess parachute payments"	46
Automatic Salary Increases	Executives were entitled to automatic annual salary increases based on inflation	***Eliminated automatic annual salary increases***	45-46
Guaranteed Minimum Bonuses	Executives were entitled to minimum annual cash bonuses	***Eliminated minimum annual cash bonuses***	46
Auto Allowances	Executives were entitled to auto allowances	***Eliminated payments to executives for auto allowances***	46
Clawback Policy	None	***Adopted a policy for clawing back incentive compensation of executive officers***	41
Anti-Hedging Policy	None	***Adopted an anti-hedging policy*** that will: • prohibit our executive officers and directors from engaging in any hedging transactions with respect to any company equity securities (vested or unvested) held by them, and • prohibit our executive officers and directors from pledging company equity securities to secure personal loans or other obligations, unless such equity securities are in excess of their required stock ownership levels	41

Compensation Program or Practice	Prior Practice	Changes Implemented by the Compensation Committee	Addressed on Page(s)
Post-Vesting Stock Retention Guidelines	None	***Adopted post-vesting stock retention guidelines***, which require executives to hold 50% of net after-tax shares issued upon the vesting of restricted stock or performance units until their required stock ownership levels are achieved	41
Compensation Consultant	The compensation committee had engaged the same independent compensation consultant since 2006	***Retained a new independent compensation consultant***, PM&P, to provide the compensation committee with a fresh point of view on current compensation best practices and peer group practices	28-29

In addition to these changes, which are described in greater detail below in this Compensation Discussion and Analysis, our compensation programs include the following "best practices" elements:

- ***No "single trigger" severance payments*** — we have no agreements which allow for severance payments to be made solely on account of the occurrence of a change of control event.
- ***No supplemental executive retirement plan*** — we do not have a supplemental executive retirement plan that provides extra benefits to our executive officers.
- ***Peer group review*** — the peer group of companies used to benchmark executive compensation levels is carefully reviewed at least annually by our compensation committee with input from its independent compensation consultant. Changes to the peer group require compensation committee approval.
- ***Compensation committee qualifications*** — our compensation committee is comprised solely of independent directors who possess extensive knowledge and experience in the REIT and life science industries.
- ***Risk assessments of compensation programs*** — no less than annually, our compensation committee completes a risk assessment of the company's executive and broad-based compensation programs to evaluate whether the programs drive behaviors that are within prudent risk management parameters.
- ***Robust stock ownership guidelines*** — our executive officers and board of directors are subject to stock ownership guidelines, which for our Chief Executive Officer is equal to six times his current annual base salary.

2011 Company Results

The company performed strongly in 2011, highlighted by:

- Increasing total revenues 13.8% to $439.7 million from $386.4 million in 2010.
- Generating FFO for the year of $174.8 million ($1.19 per diluted share), as compared to $147.4 million ($1.16 per diluted share) in 2010.
- Generating adjusted funds from operations ("AFFO") for the year of $167.7 million ($1.14 per diluted share), as compared to $131.4 million ($1.03 per diluted share) in 2010, an increase of 11% per diluted share.
- Executing 87 leasing transactions representing approximately 1.6 million square feet, including 2.0 million square feet over the five quarters ended December 31, 2011, which was 165% of the company's originally disclosed goal.
- Acquiring eight new properties for a total investment of $431.2 million, increasing the company's gross assets year-over-year by 13.5% to $4.9 billion at year-end.

- Further enhancing the company's liquidity position and balance sheet by:
  - Expanding and extending the company's unsecured line of credit.
  - Raising $400 million through a five-year fixed rate debt yielding 3.99% to maturity.
  - Raising approximately $399.6 million in net proceeds through a follow-on equity offering.

For discussions of FFO and AFFO and reconciliations of FFO and AFFO to net income available to common stockholders, calculated in accordance with generally accepted accounting principles ("GAAP"), refer to the company's supplemental operating and financial data for the quarter ended December 31, 2011, furnished as Exhibit 99.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2012.

2011 Compensation Determinations

Executive compensation for 2011 aligned well with the objectives of our compensation philosophy:

- ***Significant Majority of Executive Officer Pay Continues to Be "At-Risk"*** — long-term equity incentive awards and annual cash bonuses constituted a significant majority of our named executive officers' total direct compensation in 2011 and were "at-risk" — tied to the achievement of corporate and individual performance objectives or share price performance:

CEO Pay At-Risk - Fiscal 2011
Total Direct Compensation


12.3%
At-Risk
Fixed

All Other NEOs Pay At-Risk - Fiscal 2011
Total Direct Compensation


16.6%
At-Risk
Fixed

- ***Majority of Executive Officer Pay Continues to Be in Long-Term Equity Incentive Awards*** — we continued to deliver a majority of our named executive officers' target total direct compensation in the form of long-term equity incentive awards, the ultimate value of which is entirely dependent on the company's continued long-term success and stockholder return, further linking the interests of the named executive officers with those of our stockholders. Furthermore, as noted above, beginning with the long-term equity incentive awards granted in January 2012, at least 50% of long-term equity incentive awards are granted in the form of performance units deliverable based upon the achievement of specified share price performance. The charts below show the components of total direct compensation for our Chief Executive Officer and the aggregate components of total direct compensation for our other named executive officers determined for 2011:

CEO Pay Mix - Fiscal 2011
Total Direct Compensation


12.3%
62.6%
Equity Awards
Base Salary
Annual Incentive

All Other NEOs Pay Mix - Fiscal 2011
Total Direct Compensation


16.6%
51.2%
Equity Awards
Base Salary
Annual Incentive

The amounts shown above in both sets of charts reflect total direct compensation for 2011, calculated as the sum of 2011 annual base salaries, annual cash bonuses awarded in January 2012 for the 2011 performance year, and the value of the long-term equity incentive awards granted in January 2012, assuming "target" performance of median total stockholder return relative to the peer group over the applicable performance period with respect to the performance units. The actual value of the long-term equity incentive awards, however, will depend directly on the performance of our share price over the service period during which restricted common shares vest and whether the performance thresholds for any payouts for the performance units are met. The value realized by an executive for performance unit awards could be as little as zero, which would occur if our TSR over the performance measurement period fell below the threshold for any payout.

Strong Correlation between Five-Year Total Stockholder Return Performance and Chief Executive Officer Pay

Our cumulative five-year record reflects a strong correlation between our TSR and our Chief Executive Officer's realized compensation during that period. The following graph shows the cumulative TSR, calculated on a dividends reinvested basis, for BioMed Realty Trust, Inc. from December 31, 2006 through December 31, 2011. The graph assumes $100 was invested in BioMed Realty Trust, Inc.'s common stock on December 31, 2006. The graph also includes total realized compensation for our Chief Executive Officer, which consists of base salary and annual incentive bonus determined for the year to which they relate, and the fair market values as of vesting of those equity awards that vested on the January 1 vesting date immediately following the referenced year (e.g., equity awards vesting on January 1, 2012 are included in 2011 total compensation).


Total Stockholder Return vs. Total Realized CEO Compensation
Cumulative Total Stockholder Return
$120
$100
$80
$60
$40
$20
$-
Total Realized CEO Compensation
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
Cumulative TSR
Total Realized CEO Compensation

Objectives of Our Executive Compensation Program

Our executive compensation program is designed to meet the following objectives:

- to attract, retain and motivate executives with superior ability, experience and leadership capability by providing compensation that is competitive relative to the compensation paid to similarly situated executives of our peer companies,
- to promote individual accountability to deliver on our business objectives based on achievement of performance goals, and
- to enhance our long-term financial performance and position, and thus stockholder value, by significantly aligning the financial interests of our executives with those of our stockholders.

Response to the 2011 Say on Pay Vote

At our 2011 annual meeting of stockholders held on May 25, 2011, as required by Section 14A(a)(1) of the Exchange Act, our stockholders were presented an opportunity to vote on an advisory basis with respect to the compensation of our named executive officers. At the meeting, 54% of the stockholders voting on the company's "say on pay" proposal (constituting 49% of our total outstanding shares entitled to vote at the annual meeting) voted against that proposal.

The compensation committee carefully considered the fact that less than a majority of the votes cast were voted in favor of this proposal. In response, our compensation committee undertook and completed an extensive re-evaluation of our executive compensation philosophy and compensation program.

As part of its evaluation process, the company solicited feedback from the company's top 50 stockholders, representing over 90% of its total shares then outstanding, as well as the two prominent proxy advisory firms in order to better understand the reasons behind the votes against the say on pay proposal in 2011. The company solicited feedback from the proxy advisory firms because many of the stockholders indicated that they generally voted in accordance with or took into account the recommendations of the proxy advisory firms. Stockholders' feedback indicated a wide range of preferred approaches to evaluating executive compensation, including some stockholders who favored a more discretionary approach. However, the more widely held view of stockholders indicated a preference that executive compensation be tied more formulaically to company performance, and that while a significant factor for company performance should include TSR, other operating and financial metrics also should be considered, which are relevant to the company's long-term success and value creation for its stockholders.

As a result, the compensation committee made significant changes to our executive compensation program that establish a stronger formulaic link between our named executive officers' compensation and the achievement of specific, objectively measurable goals, as outlined above under "— Executive Summary — Key Changes to Executive Compensation Program Since the 2011 Say on Pay Vote."

Response to the 2011 Say on Frequency Vote

At the same annual meeting, as required by Section 14A(a)(2) of the Exchange Act, stockholders were presented with an opportunity to vote on an advisory basis whether the advisory vote with respect to executive compensation should occur every one, two or three years. A majority of the voting shares were voted in favor of holding the advisory vote on an annual basis and, in accordance with this stockholder preference, the board of directors determined that advisory votes will be held on an annual basis. Proposal No. 3 contains the resolution and supporting materials with respect to this year's advisory vote on executive compensation.

Determination of Compensation

Our executive compensation program is administered under the direction of the compensation committee of the board of directors. The responsibilities of the compensation committee are more fully described under "Election of Directors — Information Regarding the Board — Committees of the Board — Compensation Committee."

The compensation committee, with input from our independent compensation consultant, annually reviews and determines the total compensation to be paid to our executive officers. Our compensation committee focuses on a number of objectively quantifiable metrics to evaluate our company's corporate performance, in addition to elements of individual and strategic performance, as discussed below under "2011 Compensation Determinations — Annual Cash Bonus Program for 2011." Our compensation committee strongly believes that evaluation of our company's corporate performance over a variety of operating, financial and strategic metrics is the best approach, taking into account the unique and highly specialized life science real estate niche in which we operate. While the compensation committee has historically taken TSR into consideration in its performance evaluation, it does not feel that this performance measure alone should determine executive compensation. TSR may be impacted by numerous macroeconomic factors, larger market movements and other events that are not tied to the operating performance, financial position or long-term success of the company. Furthermore, as discussed in more detail under the compensation committee's Compensation Risk Analysis on page 43 of this proxy statement, the compensation committee believes the analysis of multiple factors besides TSR in evaluating company performance for purposes of determining executive compensation is prudent to encourage focus on the appropriate balance between achieving financial and non-financial goals over both the long- and short-term. Finally, in the course of the company's discussions with its stockholders as further described under "— Response to the 2011 Say on Pay Vote," the compensation committee determined that the company's stockholders view TSR as an important factor, but one that should be considered among others.

Role of Management. Mr. Gold, our Chief Executive Officer, makes recommendations and presents analyses to the compensation committee and independent compensation consultants retained by the compensation committee based on their requests. He also discusses with the compensation committee and these consultants:

- the company's and its peers' performance,
- the financial and other impacts of proposed compensation changes on our business,
- peer group data, and
- the performance of the other executives based on objective and quantifiable measures, including information on how he evaluates the other executives' individual and business unit performances in the context of their performance goals.

Mr. Gold attends compensation committee meetings, but he does not attend the portion of compensation committee meetings intended to be held without members of management present, or any deliberations relating to his own compensation. When directed accordingly, Mr. Griffin, our President and Chief Operating Officer, also makes recommendations, presents analyses, provides information on the company's and its peers' performance, evaluates the financial implications of compensation committee actions under consideration, and provides related information.

Independent Compensation Consultants. The compensation committee retained FPL Associates to provide executive compensation advisory services in 2011. Neither the compensation committee nor the company has any other professional relationship with FPL Associates, except that Ferguson Partners Ltd., an affiliate of FPL Associates, was also retained in connection with our identification and review of potential board candidates in 2007. FPL Associates provided data regarding market practices and trends in 2011, and provided advice in connection with the compensation committee's year-end 2010 compensation review and determinations, including with respect to executive annual base salaries for 2011 and bonuses and long-term equity incentive awards determined in January 2011.

In October 2011, following the 2011 annual meeting, the compensation committee engaged PM&P as its new independent compensation consultant to assist with the compensation committee's re-evaluation of the company's overall executive compensation program and policies, the development of the company's new executive compensation program and the compensation committee's year-end 2011 compensation review and determinations utilizing the new executive compensation program. PM&P does not provide any other services to the company and consults with the company's management only as necessary to obtain relevant compensation and performance data for the executives and the company as well as essential business information so that it can effectively support the compensation committee with appropriate competitive market information and relevant analyses.

PM&P provides a range of services to the compensation committee to support the compensation committee's agenda and obligations, including providing legislative and regulatory updates, peer group compensation data so that the compensation committee can set compensation for executives in accordance with the company's policies, advice on the structure and competitiveness of our compensation programs, and advice on the consistency of the company's programs with the company's executive compensation philosophy. PM&P attends compensation committee meetings, reviews compensation data and issues with the compensation committee, and participates in discussions regarding executive compensation issues, but does not determine or recommend the amount or form of compensation established.

Formulation of Peer Group. The compensation committee compares our executive compensation program with compensation paid by a peer group consisting of real estate companies with which the company typically competes for executive talent, tenants and properties, with assets in an appropriate range for comparison to the company. In evaluating and selecting companies for inclusion in the peer group, the compensation committee targets companies with assets that are within an approximately 0.5x to 2.0x multiple compared to the company. However, companies with assets outside of these parameters may be included if there is a strong similarity in business focus. The compensation committee utilizes the latest available information for determining peer group asset sizes, which for its most recent compensation determinations included financial data taken from third quarter 2011 Securities and Exchange Commission filings. Financial data from 2011 year-end Securities and Exchange Commission filings is also included below for informational purposes, as it was available at the time of the preparation of the proxy statement. With input from the compensation committee's independent compensation consultant and management, the compensation committee annually reviews the composition of the peer group and the criteria and data used in compiling the peer group list, and makes appropriate modifications to ensure that the comparisons performed with our peer group are appropriate and meaningful.

The 2011 peer group consisted of the companies listed below:

Company	**Assets (in millions) (as of September 30, 2011)**	**Assets (in millions) (as of December 31, 2011)**
Healthcare Realty Trust Incorporated	$ 2,488	$ 2,521
American Campus Communities, Inc.	2,705	3,009
Entertainment Properties Trust	2,726	2,734
DCT Industrial Trust Inc.	2,846	2,793
National Retail Properties, Inc.	3,146	3,434
Equity One, Inc.	3,339	3,219
Kilroy Realty Corporation	3,368	3,447
Corporate Office Properties Trust	3,965	3,868
BioMed Realty Trust, Inc.	**4,029**	**4,429**
Brandywine Realty Trust	4,704	4,558
Digital Realty Trust, Inc.	5,826	6,099
Douglas Emmett, Inc.	6,217	6,232
Alexandria Real Estate Equities, Inc.	6,456	6,574
Health Care REIT, Inc.	13,861	14,925
Boston Properties, Inc.	13,981	14,783
Ventas, Inc.	17,206	17,272
HCP, Inc.	17,439	17,408
75th Percentile	**6,456**	**6,574**
Median	**4,029**	**4,429**
25th Percentile	**3,146**	**3,219**
BioMed Realty Trust, Inc.'s Percentile	**50%**	**50%**

Source: SNL Financial LC

Proxy Statement

Proxy Statement

Our compensation committee strongly believes that this peer group reflects the appropriate mix of "market niche" peers and companies with which we directly compete for talent, tenants and properties.

- Talent: Our executive team's experience and expertise in the life science real estate market is highly specialized, making it significantly more challenging to find comparable executives than for more generic property types (such as commercial office space and retail) and therefore appropriate that we include a representative group of "market niche" REITs in our peer group (e.g., Entertainment Properties Trust and Digital Realty Trust, Inc.).
- Tenants and properties: Our compensation committee also includes peers, such as Alexandria Real Estate Equities, Inc., Boston Properties, Inc. and HCP, Inc., with whom we regularly compete in our property leasing and acquisition activities.
- Additional considerations for inclusion: The compensation committee does not consider the methodology that each peer company employs in making compensation decisions as a factor in selecting the companies for inclusion in the peer group. Areas of business focus and size are important to the selection process, but are not determinative. Due to the limited number of direct peers specializing in the life science real estate product type, REITs focusing in other asset areas were included in the peer group.

Our compensation committee balances these considerations with achieving a "right-sized" and balanced peer group, where we fall at or near the median in total assets. As noted above, our total assets were $4.0 billion as of September 30, 2011, at the 50th percentile of our peer group. While the peer group includes several larger competitors, their inclusion does not significantly impact the benchmarking analysis because the compensation committee primarily targets the median compensation level of the peer group.

CubeSmart, PS Business Parks, Inc., Parkway Properties, Inc. and Washington Real Estate Investment Trust, members of our peer group for 2010, were removed from the peer group for 2011. These companies were removed because we generally do not directly compete with these companies for executive talent, tenants or properties, and in order to achieve a "right-sized" peer group where we are at the median in terms of asset size.

Use of Peer Group Data in Setting Executive Compensation. The compensation committee seeks to attract, retain and motivate executives with superior ability, experience and leadership capability by providing compensation that is competitive relative to the compensation paid to similarly situated executives of our peer companies. For 2011, the compensation committee sought to determine target compensation levels in line with the following philosophical positioning:

- *Base Salary*: An executive officer's annual base salary is intended to be generally competitive with the base salaries for executives with comparable roles at the peer companies, with adjustments as the compensation committee deems appropriate based on each executive's responsibilities with the company. The percentile rankings for the executive officers' 2011 base salaries relative to the company's peer group are set forth in the table below under "— 2011 Compensation Determinations — Base Salaries for 2011."
- *Annual Cash Bonus Opportunities*: The target bonus award opportunities for 2011 were determined by the compensation committee so that achievement of target performance levels would generally result in total cash compensation (base salary and target annual bonus awards) at or below the median total compensation levels for executives with comparable roles at the peer companies, and maximum bonus award opportunities were set at two times target bonus award opportunity levels. Mr. McDevitt's compensation is an exception to this approach, however, as his target total cash compensation level exceeded the median of the company's peers. This is because Mr. McDevitt possesses specialized skills and significant responsibilities at the company, which skills and responsibilities are not generally comparable to executives with similar positions at the peer group companies. The compensation committee believes that it is difficult to find comparable compensation information for Mr. McDevitt's position. The percentile rankings for the executive officers' 2011 target total cash compensation relative to the company's peer group are set forth in the table below under "— 2011 Compensation Determinations — Annual Cash Bonus Program for 2011."

- *Long-Term Incentives*: In determining the value of the long-term equity incentive awards to be granted to the named executive officers in early 2012, the compensation committee's goal was to award long-term equity incentive awards with values such that (1) achievement of the "target" performance level for annual cash bonuses and 50% of maximum performance unit levels for performance-based long-term incentives would generally result in total direct compensation for Messrs. Gold, Griffin, McDevitt and Lubushkin consistent with median total compensation levels for executives with comparable roles at peer companies, (2) achievement of "maximum" performance levels for annual cash bonuses (with respect to all five performance measures) and maximum performance unit levels for performance-based long-term incentives would generally result in total direct compensation for Messrs. Gold, Griffin, McDevitt and Lubushkin at or above the 75th percentile of compensation levels for executives with comparable roles at peer companies and (3) achievement of "threshold" or lower performance levels for annual cash bonuses and performance-based long-term incentives would generally result in total direct compensation for Messrs. Gold, Griffin, McDevitt and Lubushkin at or below the 25th percentile of compensation levels for executives with comparable roles at peer companies. These values were then translated into the awards described below under " — 2011 Compensation Determinations — Long-Term Incentives."

2011 Compensation Determinations

Base Salaries for 2011

In connection with the annual compensation review in January 2011, the compensation committee approved the following increases to the annual base salaries of our executive officers, effective January 1, 2011, with the percentile rankings listed for the base salaries relative to executives with comparable roles at the peer companies:

Executive Officer	2010 Base Salary	2011 Base Salary	Percentage Change	2011 Base Salary Peer Ranking
Alan D. Gold	$685,000	$697,500	1.8%	44th percentile
Kent Griffin	438,000	446,000	1.8%	Below all peers
Gary A. Kreitzer	100,000	110,000	10.0%	N/A
Matthew G. McDevitt	390,000	397,250	1.9%	50th percentile
Greg N. Lubushkin	300,000	305,000	1.7%	13th percentile

Each of the executive officer's base salary was increased for 2011 to approximate annual cost of living increases, with Mr. Kreitzer's salary increased at a higher percentage because it is not regularly adjusted on an annual basis for cost of living increases and had not been increased since 2009.

Annual Cash Bonus Program for 2011

The methodology for determining annual cash bonuses for our named executive officers is designed to motivate and reward executives for their contributions to the company, based on pre-determined performance objectives established at the beginning of each fiscal year.

At the beginning of each future fiscal year, each named executive officer will be assigned minimum, target and maximum potential bonus amounts. The actual bonus amount awarded for each executive is determined based on that executive's achievement of certain financial, operating and individual/strategic measures determined at the beginning of the fiscal year.

For the 2011 performance period, the minimum, target and maximum potential bonus amounts for our executive officers (other than Mr. Kreitzer), and the percentile ranking of the target total cash compensation relative to executives with comparable roles at the peer companies, were as follows:

Executive Officer	Minimum	Target	Maximum	Target Total Cash Percentile Ranking
Alan D. Gold	$—	$941,625	$1,883,250	44th percentile
Kent Griffin	—	632,500	1,265,000	33rd percentile
Matthew G. McDevitt	—	471,500	943,000	75th percentile
Greg N. Lubushkin	—	385,000	770,000	44th percentile

Mr. McDevitt's target total cash compensation level exceeded the median of the company's peers. This is because Mr. McDevitt possesses specialized skills and significant responsibilities at the company, which skills and responsibilities are not generally comparable to executives with similar positions at the peer group companies.

For the 2011 performance period, the five performance measures identified by the compensation committee were: (1) FFO per diluted share, (2) leasing volume, (3) new investments, (4) leverage ratio (debt / total assets) and (5) strategic / individual measures (applying a 1-10 rating). The first four performance factors, which relate to corporate performance, are scored the same for each of our executive officers, with each executive officer receiving a separate score for the strategic / individual measures, as described below and set forth in the table on page 37.

Corporate Performance Measures. The table below includes the "threshold," "target" and "maximum" goals assigned by the compensation committee for the corporate performance measures for 2011, the company's 2011 performance relative to those goals and the scoring relating to that performance (with threshold or lower performance receiving a 0% score, target performance receiving a 100% score and maximum or greater performance receiving a 200% score):

Metric	Threshold	Target	Maximum	2011 Result	Score
FFO per diluted share	$ 1.15	$ 1.20	$ 1.25	$ 1.19	60%
Leasing volume (square footage)	600,000	1.2 million	1.8 million	2.0 million	200%
New investments (aggregate capital investment)	$ 0	$160 million	$320 million	$431 million	200%
Leverage ratio (debt / total assets)	46.0%	41.0%	36.0%	38.0%	160%

The compensation committee selected the foregoing performance measures because they represent the key financial and operational performance metrics for which the executives are responsible, thereby creating the clearest link between executive actions and corporate results. The compensation committee views each of the foregoing target goals as challenging, but attainable. In addition, the compensation committee believes that the selected performance measures are well-balanced and important to sustaining the long-term performance of the company, as further described below:

Metric	Rationale for Metric	Rationale for Target Level Chosen
FFO per Diluted Share	• A key supplemental measure utilized industry-wide by analysts, investors and other interested parties to evaluate a real estate company's operating performance and overall management of its property portfolio. • FFO is intended to exclude historical cost depreciation and amortization of real estate and related assets, calculated in accordance with GAAP, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, impairment charges on depreciable	• The compensation committee set the target level for FFO per diluted share at the mid-point of the FFO guidance range for 2011 provided in the company's third quarter 2010 earnings press release. • The compensation committee believes that the target level for FFO per diluted share is challenging to achieve, as it is set at a level that assumes strong execution on the company's leasing, investment, financing and operating goals, with the detailed assumptions underlying the FFO guidance further described in the company's third quarter 2010 earnings press release.

Metric	Rationale for Metric	Rationale for Target Level Chosen
	real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs.	
Leasing Volume (Square Footage)	• Leasing activity, comprised of new leases and lease renewals, is the fundamental driver of generating and sustaining revenue for future periods. • New leases support external growth by generating additional revenue from new investments, and drive internal growth through the leasing of currently available space and future development projects. • Lease renewals provide an opportunity to extend cash flows further into the future, thereby enhancing the value of the investment, and provide stability and reduce near-term re-tenancy risk and expense by extending lease expirations into future periods.	• Targeted leasing volume reflects the publicly disclosed leasing target for the five quarters ended December 31, 2011. • The compensation committee believes that this target level for leasing volume was appropriately challenging, given that our strong past leasing performance has resulted in significant positive net absorption across the portfolio (and consequently less rentable square feet for lease), average annual rent expirations of only 3.2% for 2011 through 2015, and given the continued challenging macroeconomic environment throughout 2011.
New Investments (Aggregate Capital Investment)	• Selective new investments through acquisitions and development provide the company with opportunities for additional revenue growth in future periods, further enhancing long-term financial returns and stockholder value. • Expansion of the company's property portfolio over time also generally provides efficiencies of scale, reduces specific tenant concentration and helps mitigate portfolio operating risk.	• The target level for new investments represented the company's estimate of potential acquisitions in 2011. • The target level for new investments was reflective of the increasingly competitive marketplace for life science real estate acquisitions, from both publicly traded and private acquirers. • The compensation committee believes this acquisition target level was appropriate, given management's focus on negotiating high quality acquisitions with attractive potential returns, while at the same time delivering on financial and operational goals.
Leverage Ratio (Debt / Total Assets)	• A key component of the company's financial strategy includes maintaining prudent levels of liquidity and leverage over time.	• The target leverage ratio was set at a level moderately above the company's leverage ratio of 37.7% as of December 31, 2010, which required management to achieve its 2011 goals without significantly increasing the company's leverage.

Metric	Rationale for Metric	Rationale for Target Level Chosen
Leverage Ratio (Debt / Total Assets) (cont'd.)	• Utilizing moderate levels of leverage with a lower cost of capital can enhance returns to stockholders as well as provide capacity for future investments to support continued growth. • Managing leverage and liquidity levels to mitigate financing risk is also an important factor in protecting stockholder value and complements the company's FFO and new investment goals.	• The company selected the target leverage ratio as its gauge for a prudent capital structure and in support of the publicly disclosed earnings guidance. • The compensation committee, in consultation with management, viewed this target leverage ratio as achievable but challenging as well, given the numerous factors which must be balanced to achieve the appropriate leverage ratio in the context of delivering on financial results and other targets, coupled with the significant instability in the debt and equity capital markets exhibited over the last several years.

Strategic / Individual Performance Measures. Strategic and individual goals, including business unit performance goals, established by the company's board of directors in consultation with management, represent significant elements to the company's overall continued success, which are not necessarily fully captured in the four financial and operational performance metrics described above. Strategic and individual performance measures are determined at the beginning of each year, with appropriate adjustments during the year for changing business conditions, and are evaluated subjectively. The compensation committee, with input and approval of our board of directors, sets these goals for our Chief Executive Officer, and our Chief Executive Officer, with input from the individual executives, sets goals and expectations for each executive officer, tailored to the executive's specific role within and expected contribution to the company as well as developmental requirements.

- Strategic performance measures identified for the 2011 performance year, and the extent to which those performance measures were achieved, were as follows:

Strategic Performance Measure	Goal	Result
Leasing	Achieve leasing of greater than 250,000 square feet at the company's Pacific Research Center	Exceeded Goal
Investments	Complete the purchase of Prudential Real Estate Investors' 80% interest in the Rogers Street assets	Met Goal
Financings	Match fund investments with consistent mix of permanent capital	Met Goal

- Individual goals and expectations are generally subjective in nature and relate primarily to:
  - driving execution of our business plan and the success of the company as a whole (without singularly focusing on achieving only the specific objectives within that officer's area of responsibility),
  - demonstrated individual leadership skills,
  - continuous self-development,
  - teamwork,

- fostering effective communication and coordination across company departments,
- developing and motivating employees to achieve high performance,
- cultivating employees' engagement and alignment with our company's core values,
- adaptability and flexibility to changing circumstances, and
- business unit performance.

While the compensation committee focuses on evaluating individual performance in the context of an overall effective manager, performance relative to the individual goals listed above generally requires a subjective evaluation, and the compensation committee may emphasize certain goals over others in its discretionary decision-making that do not lend themselves to a formulaic approach. In addition, these goals are established by management and not by the compensation committee. While the compensation committee reviews each executive's individual goals and his performance relative thereto at the conclusion of each year, such goals are informational only for the compensation committee and the compensation committee may disregard them or consider other factors in making individual performance determinations for our executives.

The following is a brief analysis of the compensation committee's deliberations regarding individual performance on an executive by executive basis:

Executive Officer	**Evaluations**
Alan D. Gold *Chief Executive Officer*	Mr. Gold continued to provide highly valuable leadership to the other executives and employees and effectively fostered a culture of dedicated professionalism, hard work, strong corporate governance, transparency and ethics. Under Mr. Gold's leadership, the company: • delivered strong top-line and bottom-line financial results, increasing total revenues and AFFO 14% and 11% year-over-year, respectively • made highly selective acquisitions in its core markets, creating the opportunity for significant additional revenue growth in future periods • executed on an aggressive leasing strategy, achieving 165% of the five-quarter leasing goal and increasing the total operating portfolio leased percentage by 370 basis points year-over-year
Kent Griffin *President & Chief Operating Officer*	Mr. Griffin continued to effectively lead the company's day-to-day execution of our corporate strategy, including the following accomplishments: • provided highly valuable oversight of the company's leasing, acquisition, development and asset management functions • effectively guided the company's operational activities and managed expenses to achieve solid financial results • continued to play an integral role for the company in the investor and analyst communities • played a key role in the successful negotiation of the purchase of Prudential Real Estate Investors' 80% interest in the Rogers Street assets

Executive Officer	Evaluations
Matthew G. McDevitt *Executive Vice President, Real Estate*	Mr. McDevitt provided highly effective and adaptable leadership in guiding the company's leasing, acquisitions and development activities, with the following notable accomplishments: • acquired eight high-quality properties for approximately $431.2 million, significantly growing the company's presence in the high-demand Cambridge life science market • executed 87 leasing transactions representing approximately 1.6 million square feet, driving significant net absorption across the company's portfolio • executed over 370,000 square feet of gross leasing at the company's Pacific Research Center campus over the five quarters ended December 31, 2011 • creatively worked with leading life science companies at two properties acquired by the company in 2011, Ardsley Park and 1701 / 1711 Research Boulevard, to provide leasing opportunities and additional value creation in the company's portfolio
Greg N. Lubushkin *Chief Financial Officer*	In his first full year as Chief Financial Officer, Mr. Lubushkin demonstrated decisive leadership in effectively managing the company's capital structure: • executed a $400 million, five-year unsecured bond offering yielding 3.99% to maturity • executed a $400 million follow-on public offering of common stock • closed on a new, expanded $750 million unsecured line of credit at LIBOR plus 155 basis points, based on company's credit ratings • maintained a strong balance sheet and ample liquidity, with debt / adjusted EBITDA at 5.9x, fixed charge coverage ratio at 2.8x, and capacity on the company's unsecured line of credit at over $480 million at year-end

Performance Measure Weightings, Scoring and Bonus Payouts. The compensation committee determined weightings for each executive for the foregoing corporate and individual/strategic measures based upon such executive's role, providing higher weightings in areas for which the executive may exert a greater influence. As shown below, Mr. McDevitt's evaluation was more heavily weighted towards the achievement of the new investments goal, given Mr. McDevitt's role in heading the company's acquisitions activities. Likewise, Mr. Lubushkin's evaluation was more heavily weighted towards the leverage goal, given his role in heading the finance function of the company. In general, the weightings do not vary significantly among the executive officers because of their collective roles and contributions in working as a team to achieve each of the key financial and operational performance metrics. Strategic and individual performance, which is the only measure evaluated by the compensation committee subjectively, constituted 10% of the total annual bonus payout determination for each executive officer.

The above-described results, in combination with the weightings set forth below, translated into the weighted-average total scores and annual bonus payouts set forth below for each executive (with scores representing the percentage of target goal levels, and maximum or greater performance receiving a score of 200%):

	Alan D. Gold		Kent Griffin		Matthew G. McDevitt		Greg N. Lubushkin	
	Score	Weighting	Score	Weighting	Score	Weighting	Score	Weighting
FFO per diluted share	60%	25%	60%	25%	60%	20%	60%	25%
Leasing volume	200%	25%	200%	25%	200%	25%	200%	20%
New investments	200%	20%	200%	20%	200%	25%	200%	20%
Leverage ratio (debt / total assets)	160%	20%	160%	20%	160%	20%	160%	25%
Strategic and individual measures	150%	10%	155%	10%	170%	10%	158%	10%
Weighted-Average Total Score	**152%**		**153%**		**161%**		**151%**	
Annual Bonus (= Weighted-Avg. Total Score x 2011 Target Potential Bonus Amount)	$1,431,270		$1,109,247(1)		$759,115		$580,388	

(1) Mr. Griffin's annual bonus was further adjusted by the compensation committee by applying a "market adjustment" factor of 115%. Despite the fact that Mr. Griffin's weighted-average score of 153% significantly exceeded the 100% target level that is intended to be consistent with median compensation levels for comparable roles at the peer companies, the annual bonus payout to Mr. Griffin based on that weighted-average score resulted in total cash compensation for Mr. Griffin for 2011 that equated to approximately the 33rd percentile of compensation for executives in comparable roles at the peer companies. As a result, the compensation committee determined to make the market adjustment (by adjusting his bonus upward by an additional 15%) so that Mr. Griffin's total cash compensation equated to the 50th percentile for executives in comparable roles at the peer companies.

Mr. Kreitzer, who serves as a director on our board of directors and on a 50% of full-time schedule as our Executive Vice President and General Counsel, is compensated in a similar manner as our non-employee directors and did not receive a bonus in 2011.

As a result, the total cash compensation for 2011, consisting of base salary and cash bonus, paid to each of the executive officers (other than Mr. Kreitzer) and relative ranking within the company's peer group were as follows:

Executive Officer	Total Cash Compensation (Base Salary + Bonus)	Total Cash Compensation Percentile Ranking
Alan D. Gold	$2,128,770	63rd percentile
Kent Griffin	1,555,247	50th percentile
Matthew G. McDevitt	1,156,365	88th percentile
Greg N. Lubushkin	885,388	69th percentile

Consistent with Mr. McDevitt's target total cash compensation level exceeding the median of the company's peers, as described above, Mr. McDevitt's total cash compensation for 2011 correspondingly exceeded the 75th percentile of the company's peers, in consideration of his specialized skills and significant responsibilities at the company, which are not generally comparable to executives with similar positions at the peer group companies.

Long-Term Incentives

The purpose of the long-term equity incentive award program continues to be alignment of the interests of executives with the interests of the company's stockholders, retention of executives and promotion of actions that result in long-term stockholder value creation.

Beginning with the long-term equity incentive awards granted in January 2012, at least 50% of the awards granted to the company's full-time executive officers, based on target levels, will be performance units. The executive officers will have the opportunity to earn the performance units based on the company's total stockholder return relative to its peer group over a future three-year period, with shorter periods used for a portion of the awards during the first two years as the program is phased in.

The performance units will vest at the conclusion of the performance period, upon attainment of the specific final performance rankings. The peer group that will be used for purposes of determining the performance unit payouts will be based on the companies utilized by the Compensation Committee for executive compensation benchmarking purposes. Payouts with respect to the performance units will be in the form of shares of the company's common stock. No dividends will be paid or accrued on the performance units.

The remaining portion of the long-term equity incentive awards granted to the company's full-time executive officers will be shares of restricted stock, which will generally vest ratably over a service period of four years, consistent with previously awarded time-based restricted stock awards to the executive officers.

Policy for Determining the Amount of Long-Term Equity Incentive Awards

Beginning with the long-term equity incentive awards granted in January 2012, the compensation committee's goal is to award performance units, and corresponding restricted stock grants with a value equal to the target performance unit values, to the company's full-time executive officers such that (1) achievement of the "target" performance level for annual cash bonuses and 50% of maximum performance unit levels, equal to median relative TSR performance, would generally result in total direct compensation for 2012 for each of the full-time executive officers consistent with median total compensation levels for executives with comparable roles at peer companies, (2) achievement of "maximum" performance levels for annual cash bonuses (with respect to all five performance measures) and maximum performance unit levels, corresponding to extraordinary total stockholder performance over a multi-year period (at or exceeding the 75th percentile in relative TSR performance), would generally result in total direct compensation for 2012 for each of the full-time executive officers at or above the 75th percentile of compensation levels for executives with comparable roles at peer companies and (3) achievement of "threshold" or lower performance levels for annual cash bonuses and performance units would generally result in total direct compensation for 2012 for each of the full-time executive officers at or below the 25th percentile of compensation levels for executives with comparable roles at peer companies.

We have historically granted equity awards in January based on an evaluation of company performance for the previous fiscal year. For example, the awards granted in January 2011 were granted in recognition of performance during 2010 and considered in the context of overall 2011 compensation for pay positioning purposes. The grant date fair-values of these awards granted in January 2011 for the 2010 performance year are shown in the Summary Compensation Table on page 44. However, under the structure for the new executive compensation program, which was finalized in January 2012, the awards granted in January 2012 were considered by the compensation committee in the context of overall 2012 compensation for pay positioning purposes, as described above.

Mr. Kreitzer, who serves as a director on our board of directors and on a part-time basis as our Executive Vice President and General Counsel, is compensated in a similar manner as our non-employee directors. Accordingly, consistent with the equity awards granted to our non-employee directors under our director compensation policy, Mr. Kreitzer generally receives an annual award of restricted stock equal to a grant date value of $60,000, which vests one year from the date of grant.

Performance Units Awarded in January 2012

In January 2012, the compensation committee awarded Messrs. Gold, Griffin, McDevitt and Lubushkin 196,752, 106,464, 56,688 and 48,984 performance units, respectively. These performance units represent the maximum number of performance units with respect to which each executive may vest, while 50% of the performance units would vest at "target" performance. The performance units are subject to the following performance periods (each, a "Performance Period"): (1) one-third of the performance units have a one-year Performance Period starting on January 1, 2012 and ending on December 31, 2012, (2) one-third of the performance units have a two-year Performance Period starting on January 1, 2012 and ending on December 31, 2013, and (3) one-third of the performance units have a three-year Performance Period starting on January 1, 2012 and ending on December 31, 2014. Each performance unit represents a contingent right to receive one share of the company's common stock if vesting is satisfied. The number of performance units that vest at the end of each Performance Period will depend on the level of achievement of the company's TSR compared to its peer group during a specified Performance Period.

The chart below sets forth the vesting schedule as a percentage of the maximum number of Performance Units that applies at the end of each Performance Period.

BioMed's TSR Ranking within Peer Group	Performance Unit Payout (as a % of Maximum)
At or above 75th percentile TSR	100%
Between the 75th percentile TSR and 50th percentile TSR	Determined by linear interpolation(1)
At the 50th percentile TSR	50%
Between the 25th percentile TSR and 50th percentile TSR	Determined by linear interpolation(2)
At or below the 25th percentile TSR	0%

(1) Determined by linear interpolation between the peer group's 75th and 50th percentile TSRs.

(2) Determined by linear interpolation between the peer group's 25th and 50th percentile TSRs.

As noted in the chart above, if the company's TSR is at or below the 25th percentile of its peer group for a Performance Period, no performance units will vest with respect to such Performance Period. Any Performance Units which do not vest at the end of the Performance Period will be forfeited. The peer group that will be used for purposes of determining this award will be the 16 companies that are listed on page 29.

No dividends will be paid or accrued on the performance units prior to their vesting and conversion into shares of the company's common stock at the conclusion of the Performance Period.

Restricted Shares Awarded in January 2012

Beginning with the awards granted in January 2012, no more than 50% of the equity awards granted to the company's full-time executive officers will be shares of restricted stock, which vest ratably over a service period of four years consistent with prior time-based awards to our full-time executive officers.

In January 2012, the compensation committee granted to Messrs. Gold, Griffin, McDevitt and Lubushkin 98,376, 53,232, 28,344 and 24,492 shares of restricted stock, respectively, which vest 25% annually on each of January 1, 2013, 2014, 2015 and 2016. The number of shares of restricted stock was determined by the compensation committee to equal the number of performance units at the 50th percentile rank.

In January 2012, the compensation committee also granted 3,319 shares of restricted stock to Mr. Kreitzer, equal to a grant date value of $60,000, which is equivalent to the value of shares granted annually to our non-employee directors under our director compensation policy. Consistent with the shares granted to our non-employee directors, the shares granted to Mr. Kreitzer vest one year from the date of grant and dividends are paid on the entirety of the grant from the date of the grant.

Severance Agreements

In order to provide greater certainty with regard to the amounts payable to our executive officers in connection with certain terminations or change in control events, our board of directors has approved and we have entered into severance agreements with each of our executive officers, which are described in more detail under "Severance Arrangements" and "Potential Payments Upon Termination or Change in Control" below. We provide these benefits to our executive officers in order to give them the personal security and stability necessary for them to focus on the performance of their duties and responsibilities to us, and in order to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered.

These severance agreements replaced the employment agreements the company previously entered into with its named executive officers, except for Mr. Lubushkin, who did not have an employment agreement with the company.

Other Benefits

We provide benefits such as a 401(k) plan, medical, dental and life insurance and disability coverage for all of our employees, including our executive officers. We also provide personal paid time off and other paid holidays to all employees, including the executive officers, which are similar to those provided at comparable companies. In addition, we provide reimbursement for the premiums for long-term disability and life insurance policies for our officers, including our executive officers. We believe that our employee benefit plans are an appropriate element of compensation, are competitive within our peer group companies and are necessary to attract and retain employees.

Various Compensation Policies

Stock Ownership Guidelines for Executive Officers

To further link the long-term economic interests of our executive officers directly to that of our stockholders, our board of directors adopted guidelines for the executive officers in 2010. The guidelines provide that the company's executive officers are expected to, within five years of the later of August 25, 2010 or the date on which such person is appointed to his or her position, own shares of the company's common stock or securities convertible or exchangeable into shares of the company's common stock with a market value of no less than six times current annual base salary with respect to the Chief Executive Officer and no less than three times current annual base salary with respect to the other executive officers. Each executive officer was in compliance with the stock ownership guidelines for the year ended December 31, 2011. The table below shows each executive's equity ownership in the company as a multiple of salary and the minimum ownership level required pursuant to these guidelines for each of our named executive officers as of year-end 2011:

Executive Officer	Minimum Ownership Level Required as a Multiple of Salary	Dollar Value of Equity Ownership as a Multiple of Salary(1)
Alan D. Gold	6.0x	44.7x
Kent Griffin	3.0x	14.7x
Gary A. Kreitzer	3.0x	158.7x
Matthew G. McDevitt	3.0x	11.5x
Greg N. Lubushkin	3.0x	4.5x

(1) Calculated by multiplying the aggregate of shares of common stock, limited partnership units and LTIP units held by each executive officer by the closing price of $18.08 per share of our common stock on December 30, 2011.

Stock ownership guidelines for our non-employee directors are described above under "Election of Directors — Information Regarding Directors — Stock Ownership Guidelines for Non-Employee Directors."

Post-Vesting Stock Retention Guidelines

The company has adopted post-vesting stock retention guidelines, which require executives to hold 50% of net after-tax shares issued upon the vesting of restricted stock or performance units until their required stock ownership levels are achieved.

Insider Trading and Anti-Hedging Policies

The company's insider trading policies contain stringent restrictions on transactions in company stock by executive officers. All trades by executive officers must be pre-cleared. Furthermore, no executive officer or member of our board of directors may engage in any hedging transactions with respect to any equity securities of the company held by them, whether vested or unvested, which includes the purchase of any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) designed to hedge or offset any decrease in the market value of such equity securities.

Our board of directors also adopted a policy, effective in May 2012, which provides that no executive officer or member of our board of directors may pledge, or use as collateral, the company's securities in order to secure personal loans or other obligations, which includes holding shares of the company's common stock in a margin account, unless such company securities so pledged are in excess of the applicable minimum ownership level under the company's stock ownership guidelines.

Clawback Policy

In February 2012, we implemented an incentive compensation "clawback" policy under which our board of directors may require reimbursement or forfeiture of incentive compensation from an executive officer in the event the officer's wrongdoing later is determined by our board of directors to have resulted in a material negative restatement of the company's financial results. We believe that by providing the company with the appropriate power to recover incentive compensation paid to an executive officer in this situation, the company demonstrates its commitment to strong corporate governance. This clawback policy is in addition to any policies or recovery rights that are provided under applicable laws, including the Sarbanes-Oxley Act and the Dodd-Frank Act.

Under our clawback policy, if the board of directors determines that a material negative financial restatement was caused by a named executive officer's gross negligence or willful misconduct, it may require reimbursement from the named executive officer for vested incentive compensation and/or the forfeiture of unvested or unpaid incentive compensation. The amount of vested compensation that may be recovered is the after-tax portion of any bonus paid to, and any performance-based equity awards earned by, the named executive officer that the named executive officer would not have received if the company's financial results had been reported properly. The right to cause a forfeiture or recovery of incentive compensation applies to incentive compensation awarded, vested and/or paid during the twelve months prior to the date on which the company is required to prepare an accounting restatement.

Tax Deductibility of Executive Compensation

The compensation committee considers the anticipated tax treatment to the company and the executive officers in its review and establishment of compensation programs and payments. The compensation committee's general policy is to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, including its ability to recruit, retain and reward high-performing executives.

Accordingly, the compensation committee has not adopted a policy that all compensation must be deductible and may approve compensation that is deemed to be in our best interests and the best interests of our stockholders.

Under Section 162(m) of the Code, we may not deduct compensation of more than $1 million paid to any "covered employee" unless the compensation is paid pursuant to a plan which is performance-related, nondiscretionary and has been approved by our stockholders. To the extent that such compensation paid to our executive officers is subject to and does not qualify for deduction under Section 162(m), the compensation committee is prepared to exceed the limit on deductibility under Section 162(m) to the extent necessary to ensure our executive officers are compensated in a manner consistent with our best interests and those of our stockholders. Because we qualify as a REIT under the Code, we generally distribute at least 100% of our net taxable income each year and therefore do not pay federal income tax. As a result, and based on the level of cash compensation paid to our executive officers, the possible loss of a federal tax deduction would not be expected to have a material impact on us.

Compensation Committee Report

The compensation committee of the company's board of directors has submitted the following report for inclusion in this proxy statement:

The compensation committee of the board of directors of BioMed Realty Trust, Inc. has reviewed and discussed the Compensation Discussion and Analysis contained in the proxy statement for the 2012 annual meeting of stockholders with management. Based on the committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the proxy statement for the 2012 annual meeting of stockholders and in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

This report of the compensation committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement for the 2012 annual meeting of stockholders into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the compensation committee.

Edward A. Dennis, Ph.D., Chair
Barbara R. Cambon
Richard I. Gilchrist

Date of report: April 6, 2012

Compensation Risk Analysis

Consistent with our policy to perform an annual review concerning the risks and rewards associated with our compensation program, in early 2012 the compensation committee, with input from management and our independent compensation consultant, assessed our compensation policies and programs for all employees for purposes of determining the relationship of such policies and programs and the enterprise risks faced by the company. After that assessment, the compensation committee determined that none of our compensation policies or programs encourage any employee to take on excessive risks that are reasonably likely to have a material adverse effect on the company. The compensation committee's assessment noted certain key attributes of our compensation policies and programs that help to reduce the likelihood of excessive risk taking, as summarized below.

Element of Pay	Specific Risk Mitigation Factors
Base Salary	• *Fixed Amount.* Base salary is designed to provide a reliable income base regardless of the company's stock price performance, so that executives do not feel pressured to focus exclusively on stock price performance to the detriment of other important business metrics.
Annual Incentive Bonus Plan	• *Multi-Factor Performance Analysis.* As discussed extensively above beginning on page 31, the annual bonus plan focuses on indicators of performance, including both financial and non-financial goals, which encourages executives to focus on the overall health of the company's business rather than a single financial measure. • *Clawback.* Our board of directors may require our executive officers to reimburse or forfeit incentive compensation, including amounts granted under the annual incentive bonus plan, in certain circumstances. • *Annual Review.* The compensation committee reviews the annual incentive bonus plan each year to ensure that the appropriate performance measures and weightings are utilized to accommodate changes in the company's business and shifting company priorities.
Long-Term Equity Incentive Awards	• *Focus on Long-Term Stockholder Wealth Creation.* Long-term equity incentive awards are comprised of performance units which are earned based on multi-year total stockholder performance and restricted stock grants, which vest over multi-year periods, and are designed to ensure that executives and key employees have significant portions of their compensation tied to long-term stock price performance and have interests strongly aligned with those of our stockholders. • *Stock Ownership Guidelines.* The company has substantial stock ownership requirements for senior executives, as described beginning on page 40. • *Additional Holding Period After Vesting or Performance.* Stock retention guidelines require executives to hold net after-tax shares issued upon the vesting of restricted stock or performance units until their required stock ownership levels are achieved. • *Clawback.* Our board of directors may require our executive officers to reimburse or forfeit incentive compensation, including amounts granted as long-term equity incentive awards, in certain circumstances. • *Anti-Hedging Policy.* Our executive officers are prohibited from engaging in certain transactions intended to hedge the economic risk of company equity securities (vested or unvested) held by them. • *Annual Review.* The compensation committee reviews the long-term equity incentive award program each year.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our named executive officers for the fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Non Equity Incentive Plan Compensation	All Other Compensation(1)	Total
Alan D. Gold	2011	$697,500	$ —	$2,802,013(2)	$1,431,270	$337,093	$5,267,876
Chairman and Chief Executive Officer	2010	685,000	1,183,000	2,909,851(3)	—	237,005	5,014,856
	2009	472,500	1,417,500	1,912,750(4)	—	246,214	4,048,964
R. Kent Griffin, Jr.	2011	446,000	—	1,380,048(2)	1,109,247	188,883	3,124,178
President and Chief Operating Officer	2010	438,000	482,000	1,702,654(3)	—	143,241	2,765,895
	2009	313,500	783,750	983,700(4)	—	166,922	2,247,872
Gary A. Kreitzer	2011	110,000	—	60,051(2)	—	27,009	197,060
Executive Vice President and	2010	100,000	—	47,958(3)	—	30,240	178,198
General Counsel	2009	100,000	—	32,790(4)	—	51,785	184,575
Matthew G. McDevitt	2011	397,250	—	1,064,262(2)	759,115	151,064	2,371,691
Executive Vice President,	2010	390,000	480,750	1,316,221(3)	—	116,679	2,303,650
Real Estate	2009	313,500	470,250	655,800(4)	—	141,654	1,581,204
Greg N. Lubushkin(5)	2011	305,000	—	558,292(2)	580,388	62,770	1,506,450
Chief Financial Officer	2010	268,750	176,750	319,823(3)	—	34,444	799,767

(1) All other compensation for 2011 represents health, life and disability insurance premiums, 401(k) matching contributions, automobile allowances and dividends and distributions on unvested restricted stock and LTIP units (and excludes dividends and distributions on vested restricted stock and LTIP units), as follows:

Name	Insurance Premiums	401(K) Matching Contributions(a)	Automobile Allowances	Dividends Paid on Unvested Stock and LTIP Units	Total Other Compensation
Alan D. Gold	$20,458	$7,350	$12,000	$297,285	$337,093
R. Kent Griffin, Jr.	8,044	7,350	9,000	164,489	188,883
Gary A. Kreitzer	11,464	3,288	4,500	7,757	27,009
Matthew G. McDevitt	8,154	7,350	9,000	126,560	151,064
Greg N. Lubushkin	9,702	7,350	—	45,718	62,770

(a) We established and maintain a retirement savings plan under Section 401(k) of the Code to cover our eligible employees, including our executive officers, which became effective as of January 1, 2005. The plan allows eligible employees to defer, within prescribed limits, up to 100% of their compensation on a pre-tax basis through contributions to the plan. We currently match each eligible participant's contributions, within prescribed limits, with an amount equal to 50% of such participant's initial 6% tax-deferred contributions. In addition, we reserve the right to make additional discretionary contributions on behalf of eligible participants.

(2) Represents the grant date fair value of restricted stock awarded in 2011 based on the closing price of our common stock on the date of such grants, as determined in accordance with ASC Topic 718. In January 2011, Messrs. Gold, Griffin, Kreitzer, McDevitt and Lubushkin were awarded 150,808, 74,276, 3,232, 57,280 and 30,048 shares of restricted stock, respectively. The restricted stock vests 25% annually on each of January 1, 2012, 2013, 2014 and 2015 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant. Mr. Kreitzer, who serves as a director on our board of directors and on a 50% of full-time schedule as our Executive Vice President and General Counsel, is compensated in a manner similar to non-employee directors.

(3) Represents the grant date fair value of restricted stock awarded in 2010 based on the closing price of our common stock on the date of such grants, as determined in accordance with ASC Topic 718. In January 2010, Messrs. Gold, Griffin, Kreitzer, McDevitt and Lubushkin were awarded 183,240, 107,220, 3,020, 51,400 and 20,140 shares of restricted stock, respectively. In February 2010, in connection with his promotion to Executive Vice President, Real Estate, Mr. McDevitt was awarded an additional 33,624 shares of restricted stock. The restricted stock vests 25% annually on each of January 1, 2011, 2012, 2013 and 2014 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant.

(4) Represents the grant date fair value of restricted stock awarded in 2009 based on the closing price of our common stock on the date of such grants, as determined in accordance with ASC Topic 718. Messrs. Gold, Griffin, Kreitzer and McDevitt were awarded 175,000, 90,000, 3,000 and 60,000 shares of restricted stock, respectively. The restricted stock vests 25% annually on each of January 1, 2010, 2011, 2012 and 2013 with respect to awards granted to Messrs. Gold, Griffin and McDevitt, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant.

(5) Mr. Lubushkin was promoted to Chief Financial Officer on May 26, 2010, having previously served as our Vice President, Chief Accounting Officer.

Grants of Plan-Based Awards

The table below provides information about restricted stock awards granted to our named executive officers during the fiscal year ended December 31, 2011.

	Grant Date of Stock Awards	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Stock or Units(2)	Grant Date Fair Value of Stock Awards(3)
Alan D. Gold	1/5/11	$—	$941,625	$1,883,250	150,808	$2,802,013
R. Kent Griffin, Jr.	1/5/11	—	632,500	1,265,000	74,276	1,380,048
Gary A. Kreitzer	1/5/11	—	—	—	3,232	60,051
Matthew G. McDevitt	1/5/11	—	471,500	943,000	57,280	1,064,262
Greg N. Lubushkin	1/5/11	—	385,000	770,000	30,048	558,292

(1) Represents the threshold, target and maximum bonus amounts under our 2011 annual cash bonus program, as discussed above under "Compensation Discussion and Analysis – 2011 Compensation Determinations – Annual Cash Bonus Program for 2011." The actual bonuses paid to our executive officers for 2011 are shown in the Summary Compensation Table above.

(2) The restricted stock vests 25% annually on each of January 1, 2012, 2013, 2014 and 2015 with respect to awards granted to Messrs. Gold, Griffin, McDevitt and Lubushkin, and approximately one year from the date of grant with respect to the award granted to Mr. Kreitzer. Dividends are paid on the entirety of the grant from the date of the grant.

(3) This column has been calculated by multiplying the closing market price of our common stock on the grant date for the restricted stock awards by the number of shares awarded, in accordance with ASC Topic 718. The closing market price on January 5, 2011 was $18.58.

Severance Arrangements

As discussed above in the Compensation Discussion and Analysis section, in January 2012 the company terminated the employment agreements with each of its executive officers, except for Mr. Lubushkin, who did not have an employment agreement in place with the company. By terminating the existing employment agreements, each named executive officer voluntarily relinquished his rights to, among other things, automatic minimum increases in annual salary based on increases in the consumer price index, guaranteed minimum annual cash bonuses equal to 50% of base salary, executive automobile allowances and tax gross-up payments to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute-payments" under Section 4999 of the Code.

In connection with the termination of these employment agreements, in January 2012 the company entered into change in control and severance agreements with each of its named executive officers. The change in control and severance agreements provide that, if an executive's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined in the applicable change in control and severance agreement), the executive will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

- an amount, which we refer to as the severance amount, equal to the sum of the then-current annual base salary plus average bonus over the prior three years, multiplied by:
  - with respect to Messrs. Gold, Griffin and Kreitzer, three, or
  - with respect to Messrs. Lubushkin and McDevitt, two,

  50% of which amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable, and the remaining 50% of which amount will be paid in a lump sum on March 1 of the year following the calendar year in which the termination occurs,
- an amount equal to the premiums for long-term disability insurance and life insurance for 12 months at the same level as in effect immediately preceding such termination, which shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable,
- health benefits for 18 months following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer,
- up to $15,000 worth of outplacement services at our expense, and
- 100% of the unvested stock awards held by the executive will become fully vested and exercisable (other than any such awards the vesting of which is performance-based, the accelerated vesting of which, if any, will be governed by the terms of such awards).

Each change in control and severance agreement also provides that, if the executive's employment is terminated by us without cause or by the executive for good reason within one year after a "change in control" (as defined in the applicable change in control and severance agreement), then the executive will receive the above benefits and payments as though the executive's employment was terminated without cause or for good reason. However, the entire severance amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable.

Each change in control and severance agreement also provides that the executive or his estate will be entitled to certain severance benefits in the event of his death or disability. Specifically, each executive or, in the event of the executive's death, his beneficiaries, will receive:

- an amount equal to the then-current annual base salary,
- health benefits for the executive and/or his eligible family members for 12 months following the executive's termination of employment, and
- in the event the executive's employment is terminated as a result of his disability, we will pay, in a single lump sum payment, an amount equal to 12 months of premiums on the long-term disability and life insurance policies in effect for the executive immediately prior to the executive's termination of employment.

If an executive's employment is terminated by the company for "cause" or by the executive without "good reason," the executive will not be entitled to any severance payment or benefits under the change in control and severance agreement.

None of the change in control and severance agreements provide for tax gross-up payments to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code.

The change in control and severance agreements also contain standard confidentiality provisions, which apply indefinitely, and non-solicitation provisions, which apply during the term of the executive's employment and for any period thereafter during which the executive is receiving payments from us.

2004 Incentive Award Plan

We have adopted the amendment and restatement of the 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P., which became effective on May 27, 2009. Our 2004 Incentive Award Plan provides for the grant to employees and consultants of our company and our operating partnership (and their respective subsidiaries) and directors of our company of stock options, restricted stock, LTIP units, dividend equivalents, stock appreciation rights, restricted stock units and other incentive awards. Only employees of our company and its qualifying subsidiaries are eligible to receive incentive stock options under our 2004 Incentive Award Plan. We have reserved a total of 5,340,000 shares of our common stock for issuance pursuant to the 2004 Incentive Award Plan, subject to certain adjustments as set forth in the plan. As of December 31, 2011, 2,660,821 shares of restricted stock and 640,150 LTIP units had been granted and 2,039,029 shares remained available for future grants under the 2004 Incentive Award Plan.

Outstanding Equity Awards at Fiscal Year-End

The table below provides information about outstanding equity awards for each of our named executive officers as of December 31, 2011.

	Stock Awards	
Name	Number of Shares of Stock or Units That Have Not Vested(1)	Market Value of Shares of Stock or Units That Have Not Vested(2)
Alan D. Gold	394,624	$7,134,802
R. Kent Griffin, Jr.	213,971	3,868,596
Gary A. Kreitzer	7,199	130,158
Matthew G. McDevitt	163,740	2,960,419
Greg N. Lubushkin	62,933	1,137,829

(1) The equity awards granted vest over four to five years, and vest in one year with respect to the grant of shares of restricted stock to Mr. Kreitzer.

(2) Market value has been calculated as the closing market price of our common stock at December 30, 2011 of $18.08, multiplied by the outstanding unvested restricted stock or LTIP unit awards for each named executive officer.

Stock Vested

The table below provides information about restricted stock and LTIP unit vesting for each of our named executive officers during the fiscal year ended December 31, 2011, except that it does not include restricted stock and LTIP units that vested on January 1, 2011 and instead includes restricted stock and LTIP units that vested on January 1, 2012. Restricted stock and LTIP units that vested on January 1, 2011 are reported in our 2011 proxy statement.

Name	Stock and Unit Awards	
	Number of Shares or Units Acquired on Vesting(1)	Value Realized on Vesting(2)
Alan D. Gold	136,705	$2,471,626
R. Kent Griffin, Jr.	75,014	1,356,253
Gary A. Kreitzer	5,215	94,287
Matthew G. McDevitt	56,922	1,029,150
Greg N. Lubushkin	21,437	387,581

(1) This column represents the aggregate of equity grants from January 30, 2008 through December 31, 2011 to the named executive officers that vested on January 1, 2012. Restricted stock and LTIP units that vested on January 1, 2011 are reported in our 2011 proxy statement.

(2) This column represents the value as calculated by multiplying the closing market price of our common stock at December 30, 2011 of $18.08 by the number of shares that vested.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation that each of our named executive officers would be entitled to receive under his existing change in control and severance agreement upon termination of such executive's employment in certain circumstances. The amounts shown assume that such termination was effective as of December 31, 2011, and are only estimates of the amounts that would be paid out to such executives upon termination of their employment. The actual amounts to be paid out can only be determined at the time of such executive's separation from the company. In the event of a termination by the company for cause or by the executive without good reason, including in connection with a change in control, such executive would not be entitled to any of the amounts reflected in the table.

Name	Benefit	Termination w/o Cause or for Good Reason(1)	Death	Disability(2)
Alan D. Gold	Severance Payment	$ 6,124,270	$697,500	$697,500
	Accelerated Equity Award Vesting(3)	7,134,802	—	—
	Medical Benefits(4)	29,697	19,798	19,798
	Long-Term Disability Benefits(5)	20,551	—	20,551
	Life Insurance Benefits(5)	1,085	—	1,085
	Outplacement Services	15,000	—	—
Total Value:		$13,325,405	$717,298	$738,039
R. Kent Griffin, Jr.	Severance Payment	$ 3,712,997	$446,000	$446,000
	Accelerated Equity Award Vesting(3)	3,868,596	—	—
	Medical Benefits(4)	29,304	19,536	19,536
	Long-Term Disability Benefits(5)	8,383	—	8,383
	Life Insurance Benefits(5)	839	—	839
	Outplacement Services	15,000	—	—
Total Value:		$ 7,635,119	$465,536	$474,758

Name	Benefit	Termination w/o Cause or for Good Reason(1)	Death	Disability(2)
Gary A. Kreitzer	Severance Payment	$ 330,000	$110,000	$110,000
	Accelerated Equity Award Vesting(3)	130,158	—	—
	Medical Benefits(4)	18,425	12,284	12,284
	Long-Term Disability Benefits(5)	471	—	471
	Life Insurance Benefits(5)	85	—	85
	Outplacement Services	15,000	—	—
Total Value:		$ 494,139	$122,284	$122,840
Matthew G. McDevitt	Severance Payment	$1,934,577	$397,250	$397,250
	Accelerated Equity Award Vesting(3)	2,960,419	—	—
	Medical Benefits(4)	29,266	19,510	19,510
	Long-Term Disability Benefits(5)	6,632	—	6,632
	Life Insurance Benefits(5)	2,700	—	2,700
	Outplacement Services	15,000	—	—
Total Value:		$4,948,594	$416,760	$426,092
Greg N. Lubushkin	Severance Payment	$1,367,138	$305,000	$305,000
	Accelerated Equity Award Vesting(3)	1,137,829	—	—
	Medical Benefits(4)	537	358	358
	Long-Term Disability Benefits(5)	6,053	—	6,053
	Life Insurance Benefits(5)	4,820	—	4,820
	Outplacement Services	—	—	—
Total Value:		$2,516,377	$305,358	$316,231

(1) In the event the executive's employment is terminated without cause or for good reason, the executive receives the severance payment, regardless of whether such termination is in connection with a change in control. In the event the executive's employment is terminated without cause or for good reason, other than within one year after a change in control, 50% of the severance payment will be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable and the remaining 50% will be paid in a lump sum on March 1 of the year following the calendar year during which the termination occurs. If the executive's employment is terminated without cause or for good reason within one year after a change in control, the severance payment is paid in a single lump sum. The severance payment is an amount equal to the sum of the then-current annual base salary plus average bonus over the prior three years (or such lesser number of years as the executive has been employed by us), multiplied by (a) with respect to Messrs. Gold, Kreitzer and Griffin, three, or (b) with respect to Messrs. Lubushkin and McDevitt, two. The calculations in the table are based on the annual base salary on December 31, 2011 and an averaging of the bonuses paid in 2010, 2011 and 2012.

(2) This column assumes permanent disability (as defined in the existing employment agreements) for each executive at December 31, 2011.

(3) For purposes of this calculation, each executive's total unvested equity awards, including restricted stock and LTIP units, on December 31, 2011 are multiplied by the closing market price of our common stock at December 30, 2011 of $18.08.

(4) If the executive's employment is terminated without cause or for good reason, this figure represents the amount needed to pay for health benefits for the executive and his eligible family members for 18 months

following the executive's termination of employment at the same level as in effect immediately preceding such termination. If the executive's employment is terminated by reason of the executive's death or disability, this figure represents the amount needed to pay for health benefits for the executive and his eligible family members for 12 months following the executive's termination of employment at the same level as in effect immediately preceding such termination.

(5) Represents the amount needed to pay, in a single lump sum, for premiums for long-term disability and life insurance for 12 months at the levels in effect for each executive officer as of December 31, 2011.

Equity Compensation Plan Information

The following table sets forth certain equity compensation plan information for BioMed as of December 31, 2011.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	2,039,029
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	2,039,029

Audit Committee Report

The audit committee of the board of directors of BioMed Realty Trust, Inc., a Maryland corporation, oversees BioMed's financial accounting and reporting processes and the audits of the financial statements of BioMed. All committee members satisfy the definition of independent director set forth in the listing standards of the New York Stock Exchange. The board of directors adopted a written charter for the audit committee, a copy of which is available on BioMed's website at www.biomedrealty.com.

In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the audited financial statements in the Annual Report on Form 10-K, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

BioMed's independent registered public accounting firm, KPMG LLP, is responsible for expressing an opinion on the conformity of its audited financial statements with U.S. generally accepted accounting principles. KPMG LLP met with the committee and expressed its judgment as to the quality, not just the acceptability, of BioMed's accounting principles and discussed with the committee other matters as required under the standards of the Public Company Accounting Oversight Board (United States), including those matters required under Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T. In addition, KPMG LLP discussed the auditors' independence from BioMed and from BioMed's management and delivered to the audit committee the written disclosures and the letter satisfying the applicable requirements of the Public Company Accounting Oversight Board regarding the auditors' communications with the audit committee concerning independence.

The committee discussed with BioMed's independent registered public accounting firm the overall scope and plan of its audit. The committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, its evaluations of internal controls and the overall quality of financial reporting.

In reliance on the reviews and discussions referred to above, the committee has recommended that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission.

This report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the audit committee.

M. Faye Wilson, Chair
Barbara R. Cambon
Richard I. Gilchrist

Date of report: February 6, 2012

RELATED PARTY TRANSACTIONS

We have adopted a written policy regarding the review, approval and ratification of any related party transaction. Under this policy, our audit committee will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and either approve or disapprove the related party transaction. Any related party transaction shall be consummated and shall continue only if the audit committee has approved or ratified the transaction in accordance with the guidelines set forth in the policy. For purposes of our policy, a "Related Party Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) requiring disclosure under Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission, or any successor provision, as then in effect, except that the $120,000 threshold stated therein shall be deemed to be $60,000.

Formation Transactions and Contribution of Properties

BioMed Realty Trust, Inc. was formed as a Maryland corporation on April 30, 2004. We also formed our operating partnership, BioMed Realty, L.P., as a Maryland limited partnership on April 30, 2004. In connection with our initial public offering in August 2004, we acquired interests in six properties through our operating partnership that were previously owned by limited partnerships and a limited liability company in which Messrs. Gold, Kreitzer and McDevitt, entities affiliated with them, and private investors and tenants who are not affiliated with them owned interests.

Contribution Agreements

We received the interests in the properties contributed by our executive officers and their affiliates under contribution agreements with the individuals or entities that held those interests. Under the contribution agreements we agreed that if our operating partnership directly or indirectly sells, exchanges or otherwise disposes of (whether by way of merger, sale of assets or otherwise) in a taxable transaction any interest in the properties contributed by our executive officers and their affiliates before the tenth anniversary of the completion of our initial public offering, then our operating partnership will indemnify each contributor for all direct and indirect adverse tax consequences. The calculation of damages will not be based on the time value of money or the time remaining within the indemnification period. These tax indemnities do not apply to the disposition of a restricted property under certain circumstances.

We have also agreed for a period of ten years following the date of our initial public offering to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, to enable the contributors of these properties to guarantee such debt in order to defer any taxable gain they may incur if our operating partnership repays existing debt.

Redemption or Exchange of the Limited Partnership Units in our Operating Partnership

As of October 1, 2005, limited partners of our operating partnership, including Messrs. Gold and Kreitzer, have the right to require our operating partnership to redeem all or a part of their units for cash, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock in exchange for such units, subject to certain ownership limits set forth in our charter. As of March 13, 2012, the limited partners of our operating partnership held units exchangeable for an aggregate of 2,593,538 shares of our common stock, assuming the exchange of units into shares of our common stock on a one-for-one basis.

Other Benefits to Related Parties

We have entered into a registration rights agreement with the limited partners in our operating partnership to provide registration rights to holders of common stock to be issued upon redemption of their units. Pursuant to the registration rights agreement, we have filed and caused to become effective a registration statement on Form S-3 for the registration of the common stock to be issued upon redemption of the units.

GENERAL

Independent Registered Public Accounting Firm

Audit and Non-Audit Fees. The aggregate fees billed to us by KPMG LLP, our independent registered public accounting firm, for the indicated services for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Audit Fees(1)	$1,018,000	$1,256,000
Audit Related Fees(2)	77,000	68,000
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$1,095,000	$1,324,000

(1) Audit Fees consist of fees for professional services performed by KPMG LLP for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, services in connection with securities offerings and the filing of our and our operating partnership's registration statements on Form S-3, Form S-4 and Form 10, and services that are normally provided in connection with statutory and regulatory filings or engagements. Audit Fees also include fees for professional services rendered for the audits of the effectiveness of internal control over financial reporting.

(2) Audit related fees consist of fees for professional services performed by KPMG LLP for the audit of joint venture financial statements.

(3) KPMG LLP did not provide any professional services related to tax compliance, tax advice and tax planning for the years ended December 31, 2011 and 2010. Certain other tax fees not included in the table were paid to Ernst & Young LLP and PricewaterhouseCoopers LLP, neither of which is our independent registered public accounting firm.

Audit Committee Policy Regarding Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm

Our audit committee has established a policy that requires that all audit and permissible non-audit services provided by our independent registered public accounting firm will be pre-approved by the audit committee or a designated audit committee member. These services may include audit services, audit-related services, tax services and other services. All permissible non-audit services provided by our independent registered public accounting firm have been pre-approved by the audit committee or a designated audit committee member. Our audit committee has considered whether the provision of non-audit services is compatible with maintaining the accountants' independence and determined that it is consistent with such independence.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of 10% or more of our common stock, or reporting persons, are required to report to the Securities and Exchange Commission on a timely basis the initiation of their status as a reporting person and any changes with respect to their beneficial ownership of our common stock. Based solely on our review of such forms received by us and the written representations of the reporting persons, we believe that no reporting persons known to us were delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act during 2011.

Stockholder Proposals

Proposals of stockholders intended to be presented at our annual meeting of stockholders to be held in 2013 must be received by us no later than December 17, 2012, in order to be included in our proxy statement and form of proxy relating to that meeting. Such proposals must comply with the requirements established by the Securities and Exchange Commission for such proposals and the requirements contained in our bylaws in order to be included in the proxy statement. A stockholder who wishes to make a nomination or proposal at the 2013 annual meeting without including the proposal in our proxy statement and form of proxy relating to that meeting must, in accordance with our current bylaws, notify us between November 17, 2012 and December 17, 2012. If the stockholder fails to give timely notice as required by our current bylaws, the nominee or proposal will be excluded from consideration at the meeting. In addition, our current bylaws include other requirements for nomination of candidates for director and proposals of other business with which a stockholder must comply to make a nomination or business proposal.

Annual Report

We sent a Notice of Internet Availability and provided access to our annual report over the Internet to stockholders of record on or about April 16, 2012. The annual report does not constitute, and should not be considered, a part of this proxy solicitation material.

If any person who was a beneficial owner of our common stock on the record date for the annual meeting of stockholders desires additional information, a copy of our Annual Report on Form 10-K will be furnished without charge upon receipt of a written request identifying the person so requesting a report as a stockholder of BioMed at such date. Requests should be directed to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary.

Stockholders Sharing the Same Address

The rules promulgated by the Securities and Exchange Commission permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement, annual report and Notice of Internet Availability to households at which two or more stockholders reside. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources.

Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding will receive only one copy of our proxy statement, annual report and Notice of Internet Availability. If you would like to opt out of this practice for future mailings and receive separate proxy statements, annual reports and Notices of Internet Availability for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate proxy statement, annual report or Notice of Internet Availability without charge by sending a written request to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary, or by telephone at (858) 485-9840. We will promptly send additional copies of the proxy statement, annual report or Notice of Internet Availability upon receipt of such request. Stockholders sharing an address that are receiving multiple copies of the proxy statement, annual report or Notice of Internet Availability can request delivery of a single copy of the proxy statement, annual report or Notice of Internet Availability by contacting their broker, bank or other intermediary or sending a written request to BioMed Realty Trust, Inc. at the address above.

Other Matters

Our board of directors does not know of any matter to be presented at the annual meeting which is not listed on the notice of annual meeting and discussed above. If other matters should properly come before the meeting, however, the persons named in the accompanying proxy will vote all proxies in their discretion.

BENEFICIAL STOCKHOLDERS ARE URGED TO AUTHORIZE A PROXY BY INTERNET OR TELEPHONE AS SOON AS POSSIBLE. ALL STOCKHOLDERS WHO RECEIVED PROXY MATERIALS BY MAIL ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE.

By Order of the Board of Directors

Jonathan P. Klassen
Secretary

Dated: April 16, 2012

BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

LETTER FROM THE CEO AND PRESIDENT

April 2012

Re: 2011 Annual Report

Dear Stockholders:

In 2011, BioMed Realty delivered another year of tremendous operating and financial performance. We succeeded in creating value for our stockholders with our exclusive focus on providing Real Estate for the Life Science Industry®. Our success is the direct result of the sure and steady execution of our pioneered and proven business model.

We are encouraged by the growth of the life science industry, driven by a population that is living longer and demanding greater efficiencies and advancements in healthcare. Life science organizations are delivering innovation and raising capital – which translates into robust demand for the specialized laboratory and office space that we provide.

The strength of innovation within the U.S. life science industry was amply demonstrated in 2011 with the U.S. Food and Drug Administration's approval of 30 new drugs, up from 21 in 2010 and the highest success rate in seven years. Some of our largest, most established tenants won FDA approval for ground-breaking new drugs: Human Genome Sciences for BENLYSTA®, a new treatment for lupus; Vertex Pharmaceuticals for its oral hepatitis C drug, INCIVEK™; and Regeneron for EYLEA™, a therapy for age-related macular degeneration. And, in early 2012, Vertex received another FDA approval of its cystic fibrosis treatment, KALYDECO™, while Amylin obtained FDA approval for the first once-weekly treatment for Type 2 diabetes, BYDUREON™. These successes in bringing new drugs to market speak to the high caliber of our tenant roster.

Despite continued volatile financial markets and an uneven economic recovery, the life science industry has outperformed most sectors of the economy. Its enduring strength and resilience validate our core investment thesis that scientific advancement generates capital inflows into the life science industry, fueling the demand for space to conduct innovative research. Our sustained operating success is a byproduct of providing tailored laboratory and office space for leading life science organizations, building the industry's highest-quality portfolio in the best locations, and creating trusted relationships with our tenants by understanding their unique needs.

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

For BioMed Realty, 2011 was another year of exceptional execution. We delivered impressive growth, both internally – with continued outperformance against leasing targets driving significant increases in portfolio occupancy and operating cash flows – and externally through opportunistic new investments.

We achieved tremendous leasing volume for 2011, with 87 transactions totaling approximately 1.6 million square feet. Including leasing activity in the fourth quarter of 2010, we executed approximately 2.0 million square feet of gross leasing transactions, equivalent to 165% of our announced five-quarter goal for the period ended December 31, 2011. Primarily as a result of this sustained leasing success, we achieved record total and rental revenues for the eighth year in a row, up approximately 13.8% and 12.0%, respectively, over 2010.

We completed eight strategic investments totaling $431.2 million during the year, resulting in a 13.5% increase in our total gross assets compared to year-end 2010. In the aggregate, 2011 acquisitions added approximately 1.0 million rentable square feet across four of our core markets and approximately 700,000 square feet of development potential in our top-tier sub-markets along the I-270 corridor in Maryland; in Cambridge, Massachusetts; and in Westchester County in New York.

As in previous years, the strong, steady top-line results penetrated to the bottom line with net income of $0.19 per diluted share for 2011; funds from operations (FFO) of $1.19 per diluted share, up 2.6% from 2010; and adjusted funds from operations (AFFO) per diluted share, a good proxy for cash flow, up 10.7% from the previous year.

We continued to focus on proactively strengthening our balance sheet throughout the year. Access to the unsecured debt market has proven to be a valuable tool in the sustained, strong execution of our capital strategy and our business plan, and in March we executed a $400 million unsecured note issuance, yielding 3.99% to maturity, our second unsecured financing since achieving investment grade corporate credit ratings in 2010. Then, in November, we took further advantage of market conditions by opportunistically raising approximately $400 million through a follow-on offering of common stock.

These transactions facilitated our ability to grow – both internally and externally – and left us with ample capacity to fund both existing capital requirements and new investments. We increased our declared annual dividend to 80 cents per share in 2011, up 27% from 2010, and further increased our declared dividend in the first quarter of 2012 to an annualized rate of 86 cents per share, up another 7.5% from the fourth quarter 2011 dividend.

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

Going forward, we believe BioMed Realty is uniquely positioned for continued growth and success. We have the highest-quality portfolio in the life science industry. We have strong relationships with an exceptional tenant roster, and we have the capital capacity to continue to pursue strategic investments.

We have amassed the best team of professionals in the life science industry. With their expertise we continue to develop scale, create attractive growth opportunities and produce strong, risk-adjusted total returns – all for the benefit of our stockholders.

We want to thank you, our stockholders, for investing in BioMed Realty; our business and financial partners for supporting our success; and our employees for delivering another outstanding year of results. We look forward to continuing the execution of our proven model to create stockholder value in 2012 and beyond.

Sincerely,

Alan D. Gold
Chairman and Chief Executive Officer

R. Kent Griffin, Jr.
President and Chief Operating Officer

BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

PROVEN MODEL

At BioMed Realty, we deliver breakthrough performance by staying true to our proven model and true to our vision ... by doing what we say we are going to do.

BioMed Realty has built its reputation by providing custom laboratory and office space for leading life science companies. We have amassed the industry's highest-quality portfolio in the best locations. Our growth continues to stem from creating trusted relationships with our tenants and our ability to execute on our pioneered and proven business model.

LIFE SCIENCE DEMAND DRIVERS


Innovation
Raising Capital
Leasing Space

We achieved record revenues for the eighth consecutive year, and funds from operations (FFO) grew by 2.6% to $1.19 per diluted share. More significantly, adjusted funds from operations (AFFO) grew almost 11% to $1.14 per diluted share, resulting in an increase in declared dividends of 27% year-over-year.

We delivered a banner leasing year in 2011. Altogether, we executed leases totaling 1.6 million square feet. This brought our gross leasing for the five quarters starting in the fourth quarter of 2010 to 2.0 million square feet, which was 165% of our five-quarter goal of 1.2 million square feet. As a result of these efforts, we attracted additional leading life science research organizations to our world-class tenant roster. Our tremendous leasing success brought our current operating portfolio to 90.2% leased at year-end.

LEASING SUCCESS

2011 5-Quarter Leasing Totals(1)

	5-qtr. Target	5-qtr. Actual	% of Target
New Leases	600,000	1,268,057	211%
Renewals / Amendments	600,000	707,804	118%
Gross Leasing	1,200,000	1,975,861	165%

(1) Represents leasing for the five quarters 4Q10 through 4Q11.

We completed $431.2 million of highly selective acquisitions last year. These new investments were notable not just for their highly attractive economic terms, but also for the creative way that our experts in acquisitions, leasing and development worked together to complete the transactions and quickly maximize occupancy, creating immediate value at the asset level.

INVESTMENT HIGHLIGHTS

	Investment	Rentable Square Feet
1701 / 1711 Research Blvd – Maryland[1]	$32.5 million	104,700
Kendall G – Boston / Cambridge	$8.2 million	TBD
Ardsley Park – New York[2]	$36.0 million	160,500
Wateridge Circle – San Diego	$46.5 million	106,500
Rogers Street – Boston / Cambridge[3]	$308.0 million	601,700
2011 Total	**$431.2 million**	**973,400**

(1) Reflects estimated total investment which includes approximately $4.3 million of purchase price allocated to land.
(2) Reflects estimated total investment.
(3) BioMed acquired the remaining 80% interest in 320 Bent Street, 301 Binney Street, 301 Binney Street Garage, and Kendall Crossing Apartments for $308.0 million from its PREI joint venture.

Our tenants are life science leaders with proven management teams and strong science. When they succeed, we grow along with them. In 2011, three of our tenants – Human Genome Sciences, Regeneron Pharmaceuticals and Vertex Pharmaceuticals – won approval from the U.S. Food and Drug Administration for their groundbreaking therapies. This was a remarkable achievement given the limited number of FDA approvals granted each year – 30 in all of 2011. Our tenants' success was indicative of the strength of innovation within the U.S. life science industry in 2011 with the U.S. Food and Drug Administration's approval of 30 new drugs, up from 21 in 2010 and the highest success rate in seven years. These successes speak to the strength of our world-class tenant roster, overwhelmingly comprised of established public companies and research institutions.

We delivered on our promise to maintain a conservative balance sheet. The investment grade corporate credit ratings earned in 2010 further expanded our access to highly efficient capital. Based on the consistent execution of our prudent capital strategy, our debt-to-gross assets leverage ratio was 35% at year end, providing ample capacity to fund existing capital requirements and new investments.

STRONG CREDIT PROFILE

Credit Metrics	December 31, 2011
Gross Assets	$4.9 billion
Debt / Total gross assets	34.5%
Debt / Adjusted EBITDA	5.9x
Fixed charge coverage ratio	2.8x
Unencumbered rents	73.0%
Secured debt / Total assets	13.3%
Capacity on unsecured line of credit	$481.1 million

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

With sustained leasing success, strategic new investments and focused balance sheet management, we continued to execute on our proven model to build value for our stockholders.

Looking ahead, we will maintain the focus of Providing Real Estate to the Life Science Industry® that we have stayed true to since our inception. By having this exclusive focus, we play a key role in supporting a virtual cycle where long-term demand for new advances in healthcare drives scientific innovation and advancement, which in turn attracts capital for life science growth, and ultimately results in increased demand for life science real estate. At the center of this dynamic industry, BioMed Realty is well-positioned for continued growth in 2012 and beyond.

CORE MARKETS

In our core markets, we see opportunities to create value. With each transaction, we bring together the right tenant and the right property, in the best life science markets nationwide.

We remain focused on the same seven core markets we have targeted from the beginning. In each one, we have a deep understanding of what life science organizations want: prime locations near top research institutions and universities, with easy access to a highly skilled workforce. Our expertise delivers sustained leasing success.


Seattle
2.0% of CABR
Pennsylvania
730,000 SF
3.8% of CABR
Boston
34.2% of CABR
San Francisco
16.1% of CABR
New York / New Jersey
1,410,000 SF
10.5% of CABR
San Diego
15.6% of CABR
Maryland
1,600,000 SF
14.8% of CABR

Note: Based on Current Annualized Base Rents (CABR) as of December 31, 2011. Current Annualized Base Rent is the monthly contractual rent as of the current quarter end, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, annualized.

Our more than 160 employees bring focused life science real estate expertise and an ability to anticipate and deliver on our tenants' needs. BioMed Realty's dedicated life science facilities and operations team is a unique differentiator within our industry. Their experience gives our tenants the confidence to entrust us to deliver the controlled environments their research requires - 24 hours per day, 7 days per week. Our leasing team constructively works with tenants to ensure we can deliver the space they need to discover. And our development team executes with discipline and experience to ensure that projects are delivered on time and on budget. The constructive, positive relationships we have worked years to develop and maintain distinguish us from the competition and drive long-term stockholder value.

BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

Boston/Cambridge:
Anchored by top-flight universities, the Boston/Cambridge market is a big draw for both talent and capital. It remains a high-performing area for BioMed Realty and one of the strongest life science clusters worldwide. In 2011 we signed nine leases in Boston and Cambridge totaling more than 220,000 square feet, adding new tenants and expanding relationships with existing tenants, including the likes of Harvard, Pfizer, Ironwood Pharmaceuticals, Vertex Pharmaceuticals and Living Proof.

San Francisco:
The San Francisco Bay Area continues to be one of the foremost centers of innovation in the world. In the East Bay, we continued the lease-up at our vibrant Pacific Research Center campus with a 264,000 square-foot lease with Logitech. In addition, we secured two major renewals in the South San Francisco sub-market – a 121,000 square-foot lease with JFC International at Forbes Boulevard and a 50,000 square-foot lease expansion with Federal Express at the Gateway Business Park.

Maryland:
Less than six months after acquiring 1701/1711 Research Boulevard in Rockville, Maryland – a property we bought with a known tenant move-out – we signed a 104,700 square-foot lease with Meso Scale Diagnostics for the entire property. In addition, we renewed a 40,000 square-foot lease with MedImmune in Gaithersburg, Maryland.

San Diego:
In July 2011 we delivered a new corporate and research facility for Isis Pharmaceuticals at our Gazelle Court property, located north of San Diego in Carlsbad. The $70 million build-to-suit campus features 176,000 square feet of state-of-the-art labs and offices. Our development team completed the project in roughly 13 months after breaking ground, making it the latest in a long line of BioMed Realty project deliveries ahead of schedule and on or below budget.

New York:
In New York, Westchester County's 9A corridor is emerging as one of the best biotech addresses in the nation. To meet the growing need for life science real estate in this area, BioMed Realty expanded its portfolio by acquiring the soon-to-be-vacant Ardsley Park life science campus, and simultaneously signing a 138,000 square-foot lease with Acorda Therapeutics. In addition, we signed a 40,000 square-foot pre-lease at The Landmark at Eastview in Tarrytown, New York, with longtime tenant and life science industry powerhouse Regeneron Pharmaceuticals.

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

QUALITY PORTFOLIO

BioMed Realty excels at finding innovative solutions for our tenants and our partners. With an eye for quality, we take a creative approach to growing our industry-leading portfolio.

Our goal is to deliver collaborative spaces that support the world's most transformational life science research. From acquisitions to development and redevelopment, we design each project with long-term value in mind. In 2011, we completed the industry's only build-to-suit development in several years and invested $431.2 million in targeted acquisitions, gaining potential future growth opportunities along the way.

In July 2011 we delivered a new corporate and research facility for Isis Pharmaceuticals at our Gazelle Court property, located north of San Diego in Carlsbad. The $70 million build-to-suit campus features 176,000 square feet of state-of-the-art labs and offices. Flooded with natural light, it is expected to qualify for Silver LEED® certification from the U.S. Green Building Council®.

Designed to foster innovation, this facility uses informal outdoor meeting areas to encourage the exchange of ideas and includes a fitness course that surrounds the entire campus. Our development team completed the project in roughly 13 months after breaking ground, making it the latest in a long line of BioMed Realty project deliveries ahead of schedule and on or below budget. Our ability to exceed expectations at Gazelle Court came from our specialized expertise and established relationships with architects, construction firms and above all, our valued, long-term tenant.

As asking prices for fully leased properties rose, we saw opportunities elsewhere. We remained disciplined and committed to our strict underwriting principles, using our creativity, core market expertise and long-term relationships to create value. Specifically, we targeted redevelopment projects with strategically-located investments in the heart of our core markets.

- ***Timing is Everything***: In one of our most creative and complex transactions to date, we acquired the soon-to-be-vacant Ardsley Park life science campus in Westchester County, New York. We paid approximately $18 million for the property – well below replacement cost and about 30% less than the previous owner paid in 2009. Simultaneously with the close of the transaction, we executed a 138,000 square-foot lease with Acorda Therapeutics, and today are investing an additional estimated $18 million to redevelop the campus to Acorda's exacting specifications. As a result, we achieved superior lease-up and redevelopment returns, while making an acquisition with a lower risk profile in line with a stabilized, fully leased core investment.

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

- ***Redevelopment is in our DNA:*** In another example of strong economics and value creation, we acquired 1701/1711 Research Boulevard in Rockville, Maryland, a well-located property in the highly desirable life science cluster along the I-270 Corridor of Montgomery County, commonly known as DNA Alley. We landed the property at a very attractive price of approximately $17.5 million, largely because the non-life science tenant was moving out. We began to redevelop the structure to support a change in use to a life science space, and in less than six months after closing, we fully leased the property when we signed a 15-year, 104,700 square-foot lease with Meso Scale Diagnostics.

- ***Move-in Ready:*** At 325 Vassar Street in Cambridge, Massachusetts, we redeveloped a 61,000 square-foot property with our proprietary Universal Flex Labs™ system, which gives tenants maximum fit-out flexibility by allowing laboratory space, offices and meeting rooms to be installed and reconfigured quickly. Within 12 months of starting redevelopment, we had the project 100% leased to BIND Biosciences, Epizyme, and Sun Catalytix. Speed to the market is just one advantage of our coordinated service delivery, with our leasing and development experts working hand in hand to design and deliver space that meets what the market needs.

Given the exacting property requirements that world-class tenants demand, we continued to be selective in our acquisitions, focusing on high-quality assets with attractive return potential to enhance our presence in our key markets. A prime example was our $46.5 million investment in Wateridge Circle in San Diego, a Class A, three-building campus located in the core Sorrento Mesa sub-market, just off the I-805 freeway. The project is 100% leased to four tenants, including Genomatica.

Another example was our $308 million investment to acquire the remaining 80% interest in the Rogers Street Properties in Cambridge, in which we previously owned a 20% interest through our joint venture with Prudential Real Estate Investors®. Located in the heart of the Cambridge life science community, the properties include two laboratory and office facilities at 301 Binney Street and 320 Bent Street, comprising approximately 601,700 square feet, as well as the Kendall Crossing Apartments and the 301 Binney Street Garage. The premier tenant roster includes Ironwood Pharmaceuticals, the Broad Institute of Harvard and MIT, and Living Proof. By increasing our investment to 100%, we gained the full benefit of owning high-quality properties at the center of the most vibrant life science market in the world.

The strategic investments made in 2011 also included 698,000 square feet of additional land and development rights to support further growth opportunities, which brought our total portfolio to approximately 12.4 million rentable square feet and an additional 3.7 million square feet of development potential at year end. As always with our development pipeline, we will be disciplined. We continue to have a bias toward pre-leased, state-of-the-art, build-to-suit opportunities with leading life science companies – such as the project we delivered last year to Isis Pharmaceuticals and in the past to Illumina and Regeneron. We plan to remain opportunistic on the redevelopment and development fronts. Ultimately, the level of demand in the life science industry will guide our appetite for selecting new projects and unlock the significant additional value in our inventory.

EXPERIENCED TEAM

It is our team's absolute dedication to the life science industry and focus on our core markets that enables us to identify opportunities and realize results.

Our expertise is second to none. Last year we continued to grow and develop the strongest team in the industry. Today, we have over 160 best-in-class professionals with unique experience in life science real estate. Smart, creative and driven, our people have the determination and tenacity to get the job done. We have the will – we make the way.

Our impressive results stem from our team's expertise and discipline in executing our proven business model. We capitalize on our deep network of trusted relationships, forged by delivering real value and service, through consistent action and follow-through. With a passion for performance, our people leverage a wide range of technical skills uniquely suited to serving the real estate needs of the life science industry.

To round out our capabilities, last year we made two key hires in newly created executive roles. We appointed Janice Kameir Vice President of Human Resources and Robert Sistek Vice President of Finance. Both add significant depth and experience to our leadership team.

Janice L. Kameir
Vice President, Human Resources
Janice brings 25 years of human resources management experience to BioMed Realty, most recently as Director of Human Resources for SeQual Technologies, Inc., a San Diego-based medical device company. Her background includes working in a variety of industries, including biotechnology/life sciences, software development, telecommunications and insurance. In addition, she has served on the Board of Directors for the Biotech Employee Development Coalition and Treasurer for the Chapter of the Society of Human Resource Management.

BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

Robert M. Sistek
Vice President, Finance
Rob brings more than a decade of senior financial management experience with REITs to BioMed Realty, most recently as Senior Vice President, Capital Markets for Coresite, a publicly traded REIT headquartered in Denver, Colorado that specializes in the ownership, development and management of institutional quality data centers. Prior to working for Coresite and a predecessor, The Carlyle Group, Rob was a senior manager in the Finance/Capital Markets units at two Denver-based, NYSE-traded REITs specializing in industrial space: DCT Industrial Trust, Inc. and Prologis.

Because of our team's breadth and depth, we provide unequalled service to our tenants – with a personal attention and flexible creativity that fosters their success. We offer coordinated service delivery by integrating capabilities from leasing and development to operations to get results for our tenants and our stockholders. We bring each discipline to bear to meet the critical needs of our life science tenants.

In a strategic move, we have internalized key functions to enhance our expertise and the service we provide. With dedicated facilities team members assigned to each property, we maintain our portfolio to the highest standards. Our tenants know exactly who to call at BioMed Realty when they need help. They know that there will always be someone on the other end of the line who knows their property, inside and out, enabling our people to respond quickly and helping our tenants to keep their operations running smoothly.

Above all, relationships are central to our success. By delivering on our commitments, we have earned the trust of our tenants, brokers, architects and contractors. These valuable relationships enable us to source acquisitions, secure leases and deliver optimal environments for our tenants, year in and year out.

FINANCIAL RESULTS

In 2011, we produced record revenues, driven by the continued execution of our robust business model. Our performance delivered cash flow growth and value to our stockholders.

Leasing success drove total revenues to $440 million – an all-time high and an increase of 13.8% over 2010. And this top-line performance in 2011 once again translated into strong bottom-line results and cash flow growth as adjusted funds from operations (AFFO) per share grew by almost 11% year-over-year.

TOTAL REVENUE 2007 – 2011


$266,109
$301,973
$361,166
$386,437
$439,699
2007
2008
2009
2010
2011

($ in thousands)

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

In 2011, we continued to realize rewards from operating and financial excellence in the form of record revenues, solid funds from operations (FFO) and AFFO growth, successful development deliveries and targeted new investments. Our rental revenues were $330.6 million, up 12.0% from the year before. Net absorption in the same-property portfolio was 420 basis points, and the total operating lease percentage increased 370 basis points from the previous year as the result of our sustained leasing success.

Our performance generated FFO of $175 million, or $1.19 per diluted share, up approximately 2.6% per diluted share over 2010. AFFO improved to $168 million, or $1.14 per diluted share, an increase of approximately 10.7% per diluted share over 2010. Our impressive growth translated into 2011 declared dividends of $0.80 per diluted share, up 27.0% year-over-year.

2011 FINANCIAL RESULTS

	2011		2010
FFO per diluted share	$1.19	2.6%	$1.16
AFFO per diluted share	$1.14	10.7%	$1.03
Dividend declared	$0.80	27.0%	$0.63

2011 Annual Report to Stockholders

To maintain our sound financial position, we continued to focus on proactively managing our balance sheet and liquidity. We took strategic steps to increase our credit capacity and flexibility and to lower our cost of capital. Despite the continued volatile financial markets during 2011, we completed a very efficiently priced $400 million bond offering in March, expanded our unsecured line of credit to $750 million in July, and raised $399.6 million in net proceeds in a common stock offering in November. Altogether, these transactions were designed to continue to position our balance sheet to support opportunities for growth and remain leverage-neutral as we execute our investment strategy.

Our financial transactions reflect the tremendous flexibility we have in accessing a wide variety of capital sources. In 2011, our balance sheet highlights included the following:

- We completed a $400 million unsecured note issuance at a 3.85% coupon and yielding 3.99% to maturity, our second unsecured financing since achieving investment grade corporate credit ratings in 2010. The attractive market conditions, combined with our operating successes, enabled us to pursue a financing earlier than anticipated at a much better rate and in a larger amount. We believe this was a prudent step in managing our balance sheet, enabling us to match long-term assets and long-term leases with long-term capital.

- We replaced and expanded our revolving credit facility to provide capacity up to $750 million in a very efficient execution, resulting in a current borrowing rate of LIBOR plus 155 basis points, subject to adjustment based on our credit ratings.

- We raised $399.6 million in net proceeds from a follow-on stock offering in November. The transaction facilitated our acquisition of the Rogers Street assets, as well as an additional acquisition in Cambridge subsequent to year-end and has left us with additional capital capacity to continue to pursue our disciplined acquisition strategy and harvest opportunities in our core markets.

We view our ability to improve our capital position by tapping a wide variety of sources as an affirmation of the sustained, strong execution of our capital strategy and our proven business model.

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

A MESSAGE FROM GREG LUBUSHKIN, BIOMED REALTY'S CHIEF FINANCIAL OFFICER

2011 was another year of breakthrough financial performance for BioMed Realty. It was a banner year for leasing, which translated into strong revenue growth as we generated record total and rental revenues for the eighth year in a row.

As in previous years, our top-line performance translated into strong bottom-line results. Net income came in at $0.19 per diluted share for 2011, and we generated funds from operations of $1.19 per diluted share for the year, up 2 ½% from 2010. But more impressively, adjusted funds from operations increased almost 11% over the prior year to $1.14 per diluted share – a powerful indicator of our ability to grow our cash flow.

This enabled us to increase our annual dividend 27% over the prior year to $0.80 per share.

Our leasing success drove net absorption of 420 basis points in the same property portfolio with cash NOI growing 2.2%. It's important to remember that many newly executed leases are not scheduled to begin contributing cash rents until future periods, after improvements are complete and tenants move in. This means we'll continue to see the benefits of last year's significant leasing volume in our same property results through 2012 and into 2013.

Our investments were a big success story in 2011, creating long-term value for our stockholders with $431 million in strategic acquisitions.

We continued our long standing practice of match funding our investments with equity and debt capital, maintaining our sound financial position, by proactively managing our balance sheet while enhancing overall liquidity.

In March, we put our investment grade credit rating to work with an efficiently priced 3.85% $400 million bond offering. Then, in the midst of volatile financial markets, we closed a new, expanded $750 million unsecured line of credit in July at very attractive terms: LIBOR plus 155 basis points. And in November, we raised another $400 million through a common stock offering which was immediately deployed to expand our footprint opportunistically in Cambridge, Massachusetts – arguably the premier life science market in the world.

These steady, measured actions reflect the tremendous flexibility in our capital stack and our ability to consistently access capital from a wide variety of sources. They allowed us to maintain a strong credit profile and meet our goal to prudently manage our leverage as we grow our portfolio.

With our financial expertise in life science real estate, we have continued to develop scale, create attractive growth opportunities and produce strong, risk-adjusted total returns. Our success in raising capital allows us to produce cash flow growth and real, tangible value creation for the benefit of stockholders.

We look forward to continue delivering value to our stockholders in 2012 and beyond.

BIOMED REALTY TRUST, INC.
Real Estate for the Life Science Industry®

2011 OPERATING AND FINANCIAL HIGHLIGHTS

Operating Results

- Executed 87 leasing transactions representing approximately 1.6 million square feet:
    - 52 new leases totaling approximately 1.1 million square feet.
    - 35 leases amended to extend their terms totaling approximately 540,500 square feet.
    - Including leasing activity in the fourth quarter of 2010, the company executed approximately 2.0 million square feet of gross leasing transactions, representing approximately 165% of its previously disclosed five-quarter goal of 1.2 million square feet.
- Leasing success drove year-over-year net absorption in the same property portfolio of 420 basis points and increased the total operating portfolio leased percentage by 370 basis points to 87.2% at year-end.
- Acquired eight new properties for a total investment of approximately $431.2 million, increasing the company's gross assets year-over-year by 13.5% to $4.9 billion at year-end. The properties were 85.0% leased at acquisition and comprise approximately 973,400 rentable square feet:
    - **Cambridge/Boston:**
        - Acquired Prudential Real Estate Investors' (PREI®) 80% interest in the Rogers Street properties comprising four properties for a total investment of $308.0 million. BioMed also contributed approximately $35 million to repay its portion of the secured acquisition and interim loan allocated to the Rogers Street properties. The Rogers Street properties include two laboratory and office facilities at 301 Binney Street and 320 Bent Street, as well as the Kendall Crossing Apartments and the 301 Binney Street Garage. The 301 Binney Street and 320 Bent Street properties were 75.7% leased at year-end and comprise approximately 601,700 rentable square feet. BioMed previously acquired a 20% interest in the properties in April 2007 concurrent with the joint venture entered into between BioMed and PREI.
        - Acquired 450 Kendall Street in Cambridge, Massachusetts comprising approximately 53,000 square feet of development potential in the Kendall Square area for approximately $8.2 million.
    - **San Diego:** Acquired the Wateridge Circle property in the Sorrento Valley submarket for approximately $46.5 million. The property was 100% leased at acquisition and comprises approximately 106,500 rentable square feet.

- **Maryland:** Acquired the 1701/1711 Research Boulevard property for approximately $17.5 million. The property, which was previously vacant, is now 100% leased to Meso Scale Diagnostics, LLC and comprises approximately 104,700 rentable square feet, as well as approximately 145,000 square feet of development potential.

- **New York:** Acquired the Ardsley Park property for approximately $18.0 million. BioMed is proceeding on an extensive renovation of the property, with an estimated total investment by BioMed in the property upon lease commencement of approximately $36.0 million. The property is 100% leased to Acorda Therapeutics, Inc. and ICL-IP America, Inc. and comprises 160,500 rentable square feet, as well as approximately 500,000 square feet of future redevelopment and development potential.

- Completed the early delivery of Gazelle Court, a 176,000 square foot build-to-suit research facility for Isis Pharmaceuticals, Inc. in Carlsbad, California.

Financial Position

- Entered into a new, expanded $750 million unsecured line of credit, replacing the previous unsecured line of credit, with interest paid on drawings under the new line of credit set at LIBOR plus 155 basis points, subject to adjustments based on changes to the company's credit ratings.

- Raised net proceeds of $399.6 million through the sale of 22,562,922 shares of common stock.

- Issued $400 million aggregate principal amount of 3.85% unsecured senior notes due 2016, yielding 3.99% to maturity.

- Paid off approximately $60.2 million in mortgage notes with a weighted-average interest rate of 7.43%.

- Repurchased 1,280,000 shares of the company's Series A preferred stock for approximately $31.1 million, or $24.30 per share, net of accrued dividends of approximately $250,000, or $0.20 per share.

- Extended the maturity date to August 2013 for the construction loan secured by the 650 East Kendall Street property, which is owned through the company's joint venture with PREI.

- Repurchased and redeemed in full the remaining principal balance of $19.8 million of the company's exchangeable senior notes due 2026.

BMR

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

Financial Results

- Increased total revenues 13.8% to $439.7 million from $386.4 million in 2010 and rental revenues 12.0% to $330.6 million from $295.1 million in 2010.
- Generated FFO for the year of $174.8 million ($1.19 per diluted share), as compared to $147.4 million ($1.16 per diluted share) in 2010.
- Increased AFFO to $167.7 million ($1.14 per diluted share) for the year, as compared to $131.4 million ($1.03 per diluted share) in 2010, an increase of 10.7% per diluted share.
- Reported net income available to common stockholders of $26.0 million ($0.19 per diluted share), as compared to $21.9 million ($0.19 per diluted share) for 2010.
- Maintained a strong liquidity position, with a fixed charge coverage ratio of approximately 2.8x.
- Managed the company's debt-to-total gross assets ratio to 34.5% at year-end.
- Declared $0.80 of dividends per common share, representing 67% of FFO and a 27% increase over the prior year's declared dividends per common share.

BMR

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

2011 Financial and Operating Highlights
December 31, 2011

(In thousands, except per share and ratio amounts)

	Year Ended		
	12/31/11	12/31/10	12/31/09
Selected Operating Data			
Total revenues	$ 439,699	$ 386,437	$ 361,166
EBITDA (1)	263,995	228,196	220,606
Adjusted EBITDA (1)	281,171	245,657	239,037
Net operating income - cash basis	292,345	247,313	220,616
General and administrative expense	30,966	25,901	22,455
Acquisition related expenses	1,099	3,053	464
Interest expense, net	89,181	86,073	64,690
Capitalized interest	7,568	5,442	12,405
Operating margin	70.2%	70.6%	69.8%
General and administrative expense / Total revenues	7.0%	6.7%	6.2%
Net income available to common stockholders	25,991	21,853	41,759
Net income per share - diluted	$ 0.19	$ 0.19	$ 0.45
FFO - diluted (2)	174,844	147,430	155,477
FFO per share - diluted (2)	$ 1.19	$ 1.16	$ 1.64
AFFO - diluted (2)	167,738	131,412	133,034
AFFO per share - diluted (2)	$ 1.14	$ 1.03	$ 1.40
Coverage Ratios			
Interest coverage	3.5	3.2	4.0
Fixed charge coverage	2.7	2.4	2.9
Dividend per share - common stock	$ 0.80	$ 0.63	$ 0.695
FFO payout ratio (3)	67.2%	54.3%	42.4%
AFFO payout ratio (3)	70.2%	61.2%	49.6%

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "Non-GAAP Financial Measure Definitions." Also see quantitative reconciliation of the differences between adjusted EBITDA, EBITDA and net income available to common stockholders under "Reconciliation of EBITDA."

(2) See definitions and discussion of FFO and AFFO under "Non-GAAP Financial Measure Definitions." Also see quantitative reconciliation of the differences between FFO, AFFO and net income available to common stockholders under "FFO and AFFO."

(3) See detail of the FFO and AFFO payout ratios under "FFO and AFFO."

BIOMED REALTY TRUST, INC.

Real Estate for the Life Science Industry®

Non-GAAP Financial Measure Definitions

This document includes certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs, and therefore, may not be comparable. The non-GAAP measures should not be considered an alternative to net income as an indicator of our performance and should be considered only a supplement to cash flows from operating, investing or financing activities as a measure of liquidity, computed in accordance with GAAP.

Funds from Operations (FFO) and Adjusted Funds from Operations (AFFO)

We present funds from operations, or FFO, and adjusted funds from operations, or AFFO, available to common shares and partnership and LTIP units because we consider them important supplemental measures of our operating performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO and AFFO when reporting their results.

FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, impairment charges, real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures.

We calculate AFFO by adding to FFO: (a) amounts received pursuant to master lease agreements on certain properties, which are not included in rental income for GAAP purposes, (b) non-cash revenues and expenses, (c) recurring capital expenditures and tenant improvements, and (d) leasing commissions.

Our computation of FFO and AFFO may differ from the methodology for calculating FFO and AFFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO and AFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO and AFFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO and AFFO should be considered only as supplements to net income computed in accordance with GAAP as measures of our operations.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We calculate adjusted EBITDA by adding to EBITDA: (a) noncontrolling interests in our operating partnership, (b) dividends payable on and cost of redemption of our series A preferred stock and (c) non-cash adjustments for marketable securities. Management uses EBITDA and adjusted EBITDA as indicators of our ability to incur and service debt. In addition, we consider EBITDA and adjusted EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest, which permits investors to view income from operations without the impact of non-cash depreciation or the cost of debt. However, because EBITDA and adjusted EBITDA are calculated before recurring cash charges including interest expense and taxes, and are not adjusted for capital expenditures or other recurring cash requirements of our business, their utility is limited.

Coverage Ratios

We present interest and fixed charge ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from adjusted EBITDA, their utility is limited by the same factors that limit the usefulness of adjusted EBITDA as a liquidity measure.

Net Operating Income (NOI)

We use net operating income, or NOI, as a performance measure and believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. We compute NOI by adding or subtracting certain items from net income, noncontrolling interest in the operating partnership, gains/losses from investment in unconsolidated partnerships, interest expense, interest income, depreciation and amortization, and general and administrative expenses. NOI presented by us may not be comparable to NOI reported by other REITs that define NOI differently. NOI should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

2011 Financial and Operating Highlights
December 31, 2011

FFO (1) and AFFO (1)

(In thousands, except per share and ratio amounts)

	Year Ended		
	12/31/11	12/31/10	12/31/09
Reconciliation of net income to funds from operations (FFO):			
Net income available to common stockholders	$ 25,991	$ 21,853	$ 41,759
Adjustments:			
Gain on revaluation of acquired unconsolidated partnerships	(4,679)	—	—
Noncontrolling interests in operating partnership	569	546	1,532
Interest expense on exchangeable senior notes due 2030	6,750	6,563	—
Depreciation & amortization - unconsolidated partnerships	3,636	3,206	2,647
Depreciation & amortization - consolidated entities	142,681	115,355	109,620
Depreciation & amortization - allocable to noncontrolling interests of consolidated joint ventures	(104)	(93)	(81)
Funds from operations available to common shares and Units - diluted	$ 174,844	$ 147,430	$ 155,477
Funds from operations per share - diluted	**$ 1.19**	**$ 1.16**	**$ 1.64**
Dividends and distributions declared per common share	$ 0.80	$ 0.63	$ 0.695
FFO payout ratio (2)	67.2%	54.3%	42.4%
Reconciliation of FFO to adjusted funds from operations (AFFO):			
Funds from operations available to common shares and Units - diluted	$ 174,844	$ 147,430	$ 155,477
Adjustments:			
Recurring capital expenditures and tenant improvements	(13,880)	(10,726)	(2,792)
Leasing commissions	(4,317)	(3,290)	(4,407)
Non-cash revenue adjustments	(14,041)	(24,518)	(28,124)
Non-cash debt adjustments	15,819	12,837	4,304
Non-cash equity compensation	7,583	6,989	5,625
Cost on redemption of preferred stock	165	—	—
Depreciation included in general and administrative expenses	1,600	1,445	1,508
Share of non-cash unconsolidated partnership adjustments (3)	(35)	1,245	1,443
Adjusted funds from operations available to common shares and Units	$ 167,738	$ 131,412	$ 133,034
Adjusted funds from operations per share - diluted	**$ 1.14**	**$ 1.03**	**$ 1.40**
Dividends and distributions declared per common share	$ 0.80	$ 0.63	$ 0.695
AFFO payout ratio (4)	70.2%	61.2%	49.6%

(1) See definitions and discussion of FFO and AFFO under "Non-GAAP Financial Measure Definitions."

(2) Calculated as dividends and distributions declared per common share divided by FFO per share - diluted.

(3) Share of unconsolidated partnership adjustments includes the Company's share of amortization of deferred loan costs, straight line rents, and fair-value lease revenue.

(4) Calculated as dividends and distributions declared per common share divided by AFFO per share - diluted.

BIOMED REALTY TRUST, INC.
Real Estate for the Life Science Industry®

2011 Financial and Operating Highlights
December 31, 2011

RECONCILIATION OF EBITDA (1)

(In thousands)

	Year Ended		
	12/31/11	12/31/10	12/31/09
Reconciliation of net income available to common stockholders to earnings before interest, taxes, depreciation and amortization (EBITDA):			
Net income available to common stockholders	$ 25,991	$ 21,853	$ 41,759
Interest expense, net	89,181	86,073	64,690
Interest expense - unconsolidated partnerships	2,506	1,709	1,890
Depreciation & amortization - consolidated entities	142,681	115,355	109,620
Depreciation & amortization - unconsolidated partnerships	3,636	3,206	2,647
EBITDA	263,995	228,196	220,606
Noncontrolling interests	525	498	1,468
Preferred dividends	16,033	16,963	16,963
Cost on redemption of preferred stock	165	—	—
Non-cash adjustment for marketable securities	5,132	—	—
Gain on revaluation of acquired unconsolidated partnerships	(4,679)	—	—
Adjusted EBITDA	$ 281,171	$ 245,657	$ 239,037

2011 Annual Report to Stockholders

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "Non-GAAP Financial Measure Definitions."

BioMed Realty Trust, Inc.

Real Estate for the Life Science Industry®

2011 Financial and Operating Highlights
December 31, 2011
RECONCILIATION OF NET OPERATING INCOME (1)

(In thousands)

	Year Ended		
	12/31/11	12/31/10	12/31/09
Net income	$ 42,714	$ 39,314	$ 60,190
Equity in net loss of unconsolidated partnership	2,489	1,645	2,390
Interest expense, net	89,181	86,073	64,690
Other expense/(income)	1,760	2,658	(3,467)
Income from operations	136,144	129,690	123,803
Depreciation and amortization	142,681	115,355	109,620
General and administrative	30,966	25,901	22,455
Acquisiton related expenses	1,099	3,053	464
Consolidated net operating income	$ 310,890	$ 273,999	$ 256,342
Revenues:			
Rental	$ 330,616	$ 295,107	$ 269,901
Tenant recoveries	102,302	87,403	77,406
Other revenue	6,781	3,927	13,859
Total revenues	439,699	386,437	361,166
Expenses:			
Rental operations	128,809	112,438	104,824
Consolidated net operating income (1)	$ 310,890	$ 273,999	$ 256,342
Consolidated net operating income - cash basis (2)	$ 292,345	$ 247,313	$ 220,616
Operating margin (3)	70.2%	70.6%	69.8%
Operating expense recovery (4)	79.4%	77.7%	73.8%

(1) See definitions and discussion of net operating income under "Non-GAAP Financial Measure Definitions."

(2) Consolidated net operating income - cash basis is calculated as (consolidated net operating income - straight line rents - fair value lease revenue - lease incentive revenue - bad debt expense - other revenue).

(3) Operating margin is calculated as ((rental revenues + tenant recovery revenues - rental operations) / (rental revenues + tenant recovery revenues)).

(4) Operating expense recovery is calculated as (tenant recovery revenues / rental operations).

2011 Annual Report
to Stockholders

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

**Commission File Number: 1-32261 (BioMed Realty Trust, Inc.)
000-54089 (BioMed Realty, L.P.)**

BIOMED REALTY TRUST, INC.
BIOMED REALTY, L.P.
(Exact name of registrant as specified in its charter)

Maryland **(State or other jurisdiction of incorporation or organization)**	**20-1142292 (BioMed Realty Trust, Inc.)** **20-1320636 (BioMed Realty, L.P.)** **(I.R.S. Employer Identification No.)**
17190 Bernardo Center Drive **San Diego, California** **(Address of Principal Executive Offices)**	**92128** **(Zip Code)**

(858) 485-9840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

	Title of Each Class	Name of Each Exchange on Which Registered
BioMed Realty Trust, Inc.	Common Stock, $0.01 Par Value	New York Stock Exchange
BioMed Realty Trust, Inc.	7.375% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value	New York Stock Exchange
BioMed Realty, L.P.	None	None

Securities registered pursuant to Section 12(g) of the Act:

BioMed Realty Trust, Inc.	None
BioMed Realty, L.P.	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

BioMed Realty Trust, Inc.	Yes ☒ No ☐
BioMed Realty, L.P.	Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

BioMed Realty Trust, Inc. Yes ☐ No ☒
BioMed Realty, L.P. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

BioMed Realty Trust, Inc. Yes ☒ No ☐
BioMed Realty, L.P. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

BioMed Realty Trust, Inc. Yes ☒ No ☐
BioMed Realty, L.P. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

BioMed Realty Trust, Inc.:

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

BioMed Realty, L.P.:

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

BioMed Realty Trust, Inc. Yes ☐ No ☒
BioMed Realty, L.P. Yes ☐ No ☒

The aggregate market value of the 130,145,213 shares of common stock of BioMed Realty Trust, Inc. held by non-affiliates of the registrant was $2,503,993,898 based upon the last reported sale price of $19.24 per share on the New York Stock Exchange on June 30, 2011, the last business day of its most recently completed second quarter.

The number of outstanding shares of BioMed Realty Trust, Inc.'s common stock, par value $0.01 per share, as of February 9, 2012 was 154,223,155.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of BioMed Realty Trust, Inc.'s Proxy Statement with respect to its 2012 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III hereof.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the fiscal year ended December 31, 2011 of BioMed Realty Trust, Inc., a Maryland corporation, and BioMed Realty, L.P., a Maryland limited partnership of which BioMed Realty Trust, Inc. is the parent company and general partner. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "we," "us," "our" or "our company" refer to BioMed Realty Trust, Inc. together with its consolidated subsidiaries, including BioMed Realty, L.P. Unless otherwise indicated or unless the context requires otherwise, all references in this report to "our operating partnership" or "the operating partnership" refer to BioMed Realty, L.P. together with its consolidated subsidiaries.

BioMed Realty Trust, Inc. operates as a real estate investment trust, or REIT, and the general partner of BioMed Realty, L.P. As of December 31, 2011, BioMed Realty Trust, Inc. owned an approximate 98.1% partnership interest and other limited partners, including some of our directors, executive officers and their affiliates, owned the remaining 1.9% partnership interest (including long term incentive plan units) in BioMed Realty, L.P. As the sole general partner of BioMed Realty, L.P., BioMed Realty Trust, Inc. has the full, exclusive and complete responsibility for the operating partnership's day-to-day management and control.

There are a few differences between our company and our operating partnership, which are reflected in the disclosure in this report. We believe it is important to understand the differences between our company and our operating partnership in the context of how BioMed Realty Trust, Inc. and BioMed Realty, L.P. operate as an interrelated consolidated company. BioMed Realty Trust, Inc. is a REIT, whose only material asset is its ownership of partnership interests of BioMed Realty, L.P. As a result, BioMed Realty Trust, Inc. does not conduct business itself, other than acting as the sole general partner of BioMed Realty, L.P., issuing public equity from time to time and guaranteeing certain debt of BioMed Realty, L.P. BioMed Realty Trust, Inc. itself does not hold any indebtedness but guarantees some of the secured and unsecured debt of BioMed Realty, L.P. BioMed Realty, L.P. holds substantially all the assets of the company and holds the ownership interests in the company's joint ventures. BioMed Realty, L.P. conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for net proceeds from public equity issuances by BioMed Realty Trust, Inc., which are generally contributed to BioMed Realty, L.P. in exchange for partnership units, BioMed Realty, L.P. generates the capital required by the company's business through BioMed Realty, L.P.'s operations, by BioMed Realty, L.P.'s direct or indirect incurrence of indebtedness or through the issuance of partnership units.

Noncontrolling interests and stockholders' equity and partners' capital are the main areas of difference between the consolidated financial statements of BioMed Realty Trust, Inc. and those of BioMed Realty, L.P. The operating partnership and long term incentive plan units in BioMed Realty, L.P. that are not owned by BioMed Realty Trust, Inc. are accounted for as partners' capital in BioMed Realty, L.P.'s financial statements and as noncontrolling interests in BioMed Realty Trust, Inc.'s financial statements. The noncontrolling interests in BioMed Realty, L.P.'s financial statements include the interests of joint venture partners. The noncontrolling interests in BioMed Realty Trust, Inc.'s financial statements include the same noncontrolling interests at the BioMed Realty, L.P. level as well as the limited partnership unitholders of BioMed Realty, L.P., not including BioMed Realty Trust, Inc. The differences between stockholders' equity and partners' capital result from the differences in the equity issued at the BioMed Realty Trust, Inc. and BioMed Realty, L.P. levels.

We believe combining the annual reports on Form 10-K of BioMed Realty Trust, Inc. and BioMed Realty, L.P. into this single report:

- better reflects how management and the analyst community view the business as a single operating unit,
- enhances investor understanding of our company by enabling them to view the business as a whole and in the same manner as management,
- is more efficient for our company and results in savings in time, effort and expense, and
- is more efficient for investors by reducing duplicative disclosure and providing a single document for their review.

To help investors understand the significant differences between our company and our operating partnership, this report presents the following separate sections for each of BioMed Realty Trust, Inc. and BioMed Realty, L.P.:

- consolidated financial statements,
- the following notes to the consolidated financial statements:
  - Equity / Partners' Capital,
  - Debt, and
  - Earnings Per Share / Unit,
- Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, and
- Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations.

This report also includes separate Item 9A. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for each of BioMed Realty Trust, Inc. and BioMed Realty, L.P. in order to establish that the Chief Executive Officer and the Chief Financial Officer of BioMed Realty Trust, Inc. have made the requisite certifications and BioMed Realty Trust, Inc. and BioMed Realty, L.P. are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.

FORM 10-K—ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2011
TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

Forward-Looking Statements

We make statements in this report that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- adverse economic or real estate developments in the life science industry or in our target markets, including the inability of our tenants to obtain funding to run their businesses,
- our dependence on significant tenants,
- our failure to obtain necessary outside financing on favorable terms or at all, including the continued availability of our unsecured line of credit,
- general economic conditions, including downturns in the national and local economies,
- volatility in financial and securities markets,
- defaults on or non-renewal of leases by tenants,
- our inability to compete effectively,
- increased interest rates and operating costs,
- our inability to successfully complete real estate acquisitions, developments and dispositions,
- risks and uncertainties affecting property development and construction,
- our failure to successfully operate acquired properties and operations,
- reductions in asset valuations and related impairment charges,
- the loss of services of one or more of our executive officers,
- BioMed Realty Trust, Inc.'s failure to qualify or continue to qualify as a REIT,
- our failure to maintain our investment grade corporate credit ratings or a downgrade in our investment grade corporate credit ratings from one or more of the rating agencies,
- government approvals, actions and initiatives, including the need for compliance with environmental requirements,
- the effects of earthquakes and other natural disasters,
- lack of or insufficient amounts of insurance, and
- changes in real estate, zoning and other laws and increases in real property tax rates.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section below entitled "Item 1A. Risk Factors."

General

We own, acquire, develop, redevelop, lease and manage laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Francisco, San Diego, Maryland, New York/New Jersey, Pennsylvania and Seattle. BioMed Realty Trust, Inc., a Maryland corporation, and BioMed Realty, L.P., a Maryland limited partnership, were formed on April 30, 2004 and commenced operations on August 11, 2004, after completing BioMed Realty Trust, Inc.'s initial public offering. BioMed Realty Trust, Inc. operates as a REIT for federal income tax purposes. BioMed Realty, L.P. is the entity through which BioMed Realty Trust, Inc. conducts its business and owns its assets. At December 31, 2011, we owned or had interests in properties comprising approximately 12.4 million rentable square feet.

Our senior management team has significant experience in the real estate industry, principally focusing on properties designed for life science tenants. We operate as a fully integrated, self-administered and self-managed REIT, providing property management, leasing, development and administrative services to our properties. As of February 8, 2012, we had 166 employees.

Our principal offices are located at 17190 Bernardo Center Drive, San Diego, California 92128. Our telephone number at that location is (858) 485-9840. Our website is located at www.biomedrealty.com. We make available through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter.

2011 Highlights

Leasing

During 2011, we executed 87 leasing transactions representing approximately 1.6 million square feet, including 52 new leases totaling approximately 1.1 million square feet and 35 leases amended to extend their terms, totaling approximately 540,500 square feet. Significant transactions included:

Property	Market	Tenant	Square Feet
New Leases			
301 Binney Street	Boston	Ironwood Pharmaceuticals, Inc.	52,000
301 Binney Street	Boston	Living Proof, Inc.	20,000
Center for Life Science | Boston	Boston	Harvard University	31,000
Center for Life Science | Boston	Boston	Pfizer, Inc	17,000
Coolidge Avenue	Boston	Blend Therapeutics, Inc.	20,000
Vassar Street	Boston	BIND Biosciences, Inc.	33,000
Vassar Street	Boston	Epizyme, Inc.	18,000
Vassar Street	Boston	Sun Catalytix, Inc.	10,000
Bridgeview Technology Park I	San Francisco	BioNovo, Inc.	61,000
Industrial Road	San Francisco	Intrexon Corporation	27,000
Pacific Research Center South	San Francisco	Logitech, Inc.	264,000
3545-3575 John Hopkins Court	San Diego	aTyr Pharma, Inc.	17,000
Sorrento Plaza	San Diego	Halozyme, Inc.	30,000
1701 / 1711 Research Boulevard	Maryland	Meso Scale Diagnostics	105,000

Property	Market	Tenant	Square Feet
Ardsley Park	New York/New Jersey	Acorda Therapeutics, Inc.	138,000
Landmark at Eastview	New York/New Jersey	Psychogenics, Inc.	33,000
Landmark at Eastview	New York/New Jersey	Regeneron Pharmaceuticals, Inc.	40,000
530 Fairview Avenue	Seattle	NanoString Technologies, Inc.	19,000
Renewals, Amendments or Extensions			
21 Erie Street	Boston	Vertex Pharmaceuticals Incorporated	21,000
Forbes Boulevard	San Francisco	JFC International, Inc.	121,000
Gateway Business Park	San Francisco	Federal Express Corporation	50,000
Gateway Business Park	San Francisco	Genentech, Inc.	19,000
11388 Sorrento Valley Road	San Diego	Halozyme, Inc.	28,000
Waples Street	San Diego	Amira Pharmaceuticals, Inc.	28,000
55 / 65 West Watkins Mill Road	Maryland	MedImmune, LLC	40,000
Landmark at Eastview	New York/New Jersey	MPM Silicones, LLC	64,000
530 Fairview Avenue	Seattle	NanoString Technologies, Inc.	18,000
Patriot Drive	University Related — Other	Nextreme Thermal Solutions, Inc.	14,000

Acquisitions

During 2011, we acquired approximately 1.0 million rentable square feet of laboratory and office space, which was 85% leased at acquisition on a weighted-average basis, and approximately 700,000 square feet of development potential for approximately $398.2 million:

Property	Market	Rentable Square Feet(1)	Investment	Percent Leased at Acquisition
1701 / 1711 Research Blvd	Maryland	104,743	$ 17,500	100.0%
450 Kendall Street (Kendall G)	Boston	—	8,229	n/a
Ardsley Park	New York / New Jersey	160,500	18,000	100.0%
Wateridge Circle	San Diego	106,490	46,500	100.0%
Rogers Street Properties (2)	Boston	601,695	308,000	75.7%
Total / weighted average		973,428	$ 398,229	85.0%

(1) Rentable square feet at time of acquisition.

(2) We acquired the remaining 80% interest in 320 Bent Street (comprising 184,405 square foot of laboratory and office space), 301 Binney Street (comprising 417,290 square feet of laboratory and office space), 301 Binney Street Garage (a 503 stall garage), and Kendall Crossing Apartments (a 37 unit apartment building) from Prudential Real Estate Investors, or PREI. We previously acquired a 20% interest in these properties in April 2007 concurrent with a joint venture we entered into with PREI. See Note 12 of the Notes to Consolidated Financial Statements included elsewhere herein for more information.

Financings

Significant capital raising activities during 2011 included the following:

- March 2011: Issued $400.0 million aggregate principal amount of 3.85% Unsecured Senior Notes due 2016.
- July 2011: Entered into a new, expanded $750.0 million unsecured line of credit, replacing the previous unsecured line of credit, with interest paid on drawings under the new line of credit set at LIBOR plus 155 basis points, subject to adjustments based on changes in our credit ratings.
- August 2011: Extended the maturity date to August 2013 for the construction loan secured by the 650 East Kendall Street property, which is owned through the company's joint venture with a fund managed by PREI.
- November 2011: Raised net proceeds of $399.6 million through the follow-on public offering of 22,562,922 shares of common stock.

Other financing transactions during 2011 included the following:

- Paid off approximately $60.2 million in mortgage notes with a weighted average interest rate of 7.43%.
- August 2011: Repurchased 1,280,000 shares of the company's Series A preferred stock for approximately $31.1 million, or $24.30 per share, net of accrued dividends of approximately $250,000, or $0.20 per share.
- October 2011: Repurchased and redeemed in full the remaining principal balance of $19.8 million of the company's Exchangeable Senior Notes due 2026, or the Notes due 2026.

Dividends

During 2011, we declared aggregate dividends on BioMed Realty Trust, Inc.'s common stock of $0.80 per common share, representing a 27% increase over common stock dividends declared in 2010, and aggregate dividends on BioMed Realty Trust, Inc.'s Series A preferred stock of $1.84376 per preferred share.

Distributions

During 2011, we declared aggregate distributions on BioMed Realty, L.P.'s operating partnership units and long-term incentive plan units (individually referred to as "LTIP units" and collectively with the operating partnership units referred to as "OP units") of $0.80 per OP unit, representing a 27% increase over aggregate distributions for OP units declared in 2010, and aggregate distributions on BioMed Realty, L.P.'s Series A preferred units of $1.84376 per preferred unit.

Growth Strategy

Our success and future growth potential are based upon the specialized real estate opportunities within the life science industry. Our growth strategy is designed to meet the sizable demand and specialized requirements of life science tenants by leveraging the knowledge and expertise of a management team focused on serving this large and growing industry.

Our internal growth strategy includes:

- negotiating leases with contractual rental rate increases in order to provide predictable and consistent earnings growth,
- creating strong relationships with our tenants to enable us to identify and capitalize on opportunities to renew or extend existing leases or to provide expansion space,
- redeveloping currently owned non-laboratory space into higher yielding laboratory facilities, and
- developing new laboratory and office space on land we have acquired for development.

Our external growth strategy includes:

- acquiring well-located properties leased to high-quality life science tenants with attractive in-place yields and long-term growth potential,
- investing in properties with leasing opportunities, capitalizing on our industry relationships to enter into new leases, and
- investing in redevelopment and development projects, capitalizing on our development platform that we believe will serve as an additional catalyst for future growth.

Target Markets

Our target markets—Boston, San Francisco, San Diego, Maryland, New York/New Jersey, Pennsylvania, Seattle and research parks near or adjacent to universities—have emerged as the primary hubs for research, development and production in the life science industry. Each of these markets benefits from the presence of mature life science companies, which provide scale and stability to the market, as well as academic and university environments and government entities to contribute innovation, research, personnel and capital to the private sector. In addition, the clustered research environments within these target markets typically provide a high quality of life for the research professionals and a fertile ground for new life science ideas and ventures.

Positive Life Science Industry Trends

We expect continued long-term growth in the life science industry due to several factors:

- the aging of the U.S. population resulting from the transition of baby boomers to senior citizens, which has increased the demand for new drugs and health care treatment alternatives to extend, improve and enhance their quality of life,
- the high level of research and development expenditures, as represented by a Pharmaceutical Research and Manufacturers of America (PhRMA) survey indicating that research and development spending by U.S. pharmaceutical research and biotechnology companies climbed to a record $67.4 billion in 2010, and
- escalating health care costs, which drive the demand for better drugs, less expensive treatments and more services in an attempt to manage such costs.

We are uniquely positioned to benefit from these favorable long-term dynamics through the demand for space for research, development and production by our life science industry tenants.

Experienced Management

We have created and continue to develop a premier life science real estate-oriented management team, dedicated to maximizing current and long-term returns for our stockholders. Alan D. Gold, our company's Chief Executive Officer and Chairman, has acquired, developed, financed, owned, leased or managed in excess of $5.7 billion in life science real estate. Through this experience, our management team has established extensive industry relationships among life science tenants, property owners and real estate brokers. In addition, our experienced independent board members provide management with a broad range of knowledge in real estate, the sciences, life science company operations, and large public company finance and management.

Regulation

General

Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that we have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. The tenants are generally responsible for any additional amounts required to conform their construction projects to the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and remediate releases or threats of releases of hazardous or toxic substances or petroleum products at such property, and may be held liable for property damage, personal injury damages and investigation, clean-up and monitoring costs incurred in connection with the actual or threatened contamination. Such laws typically impose clean-up responsibility and liability without regard to fault, or whether the owner, operator or tenant knew of or caused the presence of the contamination. The liability under such laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from the other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial, and can exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using such property as collateral, and may adversely impact our investment in that property.

Federal asbestos regulations and certain state laws and regulations require building owners and those exercising control over a building's management to identify and warn, via signs, labels or other notices, of potential hazards posed by the actual or potential presence of asbestos-containing materials, or ACMs, in their building. The regulations also set forth employee training, record-keeping and due diligence requirements pertaining to ACMs and potential ACMs. Significant fines can be assessed for violating these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs as a result of these regulations. The regulations may affect the value of a building containing ACMs and potential ACMs in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of ACMs and potential ACMs and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACMs and potential ACMs. See "Risk Factors—Risks Related to the Real Estate Industry—We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

Federal, state and local environmental laws and regulations also require removing or upgrading certain underground storage tanks and regulate the discharge of storm water, wastewater and other pollutants; the emission of air pollutants; the generation, management and disposal of hazardous or toxic chemicals, substances or wastes; and workplace health and safety. Life science industry tenants, including certain of our tenants, engage in various research and development activities involving the controlled use of hazardous materials, chemicals, biological and radioactive compounds. Some of our tenants, particularly those in the biotechnology, life sciences and technology manufacturing industries, routinely handle hazardous substances and wastes as part of their operations at our properties, including acetonitrile, alcohol, ammonia, argon, batteries, carbon dioxide, chemical solvents, cryogenic gases, dichlorophenol, diesel fuel for emergency generators, fluorine, hydrocarbons, hydrogen, medical waste, methane, naturalyte acid, neon, nitrogen, nitrous oxide, oxygen, radioactive material and tetrahydrofuran. Many of these compounds and materials are used in the experiments, clinical trials, research and development and light manufacturing efforts conducted by our tenants. Although we believe that the tenants' activities involving such materials comply in all material respects with applicable laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, we could be held liable for any damages that result, and any such liability could exceed our resources and our environmental remediation insurance coverage. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own. See "Risk Factors—Risks Related to the Real Estate Industry—We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

In addition, our leases generally provide that (1) the tenant is responsible for all environmental liabilities relating to the tenant's operations, (2) we are indemnified for such liabilities and (3) the tenant must comply with all environmental laws and regulations. Such a contractual arrangement, however, does not eliminate our statutory liability or preclude claims against us by governmental authorities or persons who are not parties to such an arrangement. Noncompliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. In addition, if there is a violation of such a requirement in connection with a tenant's operations, it is possible that we, as the owner of the property, could be held accountable by governmental authorities (or other injured parties) for such violation and could be required to correct the violation and pay related fines. In certain situations, we have agreed to indemnify tenants for conditions preceding their lease term, or that do not result from their operations.

Prior to closing any property acquisition, we obtain environmental assessments in a manner we believe prudent in order to attempt to identify potential environmental concerns at such properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the first phase of the environmental assessments or other information indicate possible contamination or where our consultants recommend such procedures.

While we may purchase our properties on an "as is" basis, most of our purchase contracts contain an environmental contingency clause, which permits us to reject a property because of any environmental hazard at such property. We receive environmental reports on all prospective properties.

We believe that our properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters.

Insurance

We carry commercial general liability, "all-risk" property insurance (subject to policy terms, conditions, limitations and exclusions), including fire and extended coverage, terrorism and loss of rental income insurance covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court property in San Diego and 9911 Belward Campus Drive and Shady Grove Road properties in Maryland, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice. We also carry environmental insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism, windstorm or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. See "Risk Factors—Risks Related to the Real Estate Industry—Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders" under Item 1A. below.

Competition

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Because properties designed for life science tenants typically contain improvements that are specific to tenants operating in the life science industry, we believe that we will be able to maximize returns on investments as a result of:

- our expertise in understanding the real estate needs of life science industry tenants,
- our ability to identify, acquire and develop properties with generic laboratory infrastructure that appeal to a wide range of life science industry tenants, and
- our expertise in identifying and evaluating life science industry tenants.

However, some of our competitors have greater financial resources than we do and may be able to accept more risks, including risks with respect to the creditworthiness of a tenant or the geographic proximity of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. These concessions could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

Foreign Operations

We do not engage in any foreign operations or derive any revenue from foreign sources.

ITEM IA. *RISK FACTORS*

For purposes of this section, the term "stockholders" means the holders of shares of BioMed Realty Trust, Inc.'s common stock and preferred stock and the term "unitholders" means the holders of BioMed Realty, L.P.'s OP units and preferred units.

Risks Related to Our Properties, Our Business and Our Growth Strategy

Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, the inability of any single tenant to make its lease payments could adversely affect our business and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

As of December 31, 2011, we had 170 tenants in our portfolio of 12.4 million square feet. Our largest tenant, Human Genome Sciences, Inc., represented 11.4% of our annualized base rent, and 9.2% of our total leased rentable square footage as of December 31, 2011. There can be no assurance that any tenant will be able to make timely rental payments or avoid defaulting under its lease. If a tenant defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

Our revenue and cash flow, and consequently our ability to make distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders, could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, curtail or suspend their operations, or fail to renew their leases at all or renew on terms less favorable to us than their current terms.

Life science entities, which comprise the vast majority of our tenant base, face high levels of regulation, expense and uncertainty that may adversely affect their ability to pay us rent and consequently adversely affect our business.

Life science entities comprise the vast majority of our tenant base and, as a result, adverse conditions affecting the life science industry will more adversely affect our business, and thus our ability to make distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders, than if our business strategy included a more diverse tenant base. Life science industry tenants, particularly those involved in developing and marketing drugs and drug delivery technologies, fail from time to time as a result of various factors. Many of these factors are particular to the life science industry. For example:

- Our tenants require significant outlays of funds for the research and development and clinical testing of their products and technologies and many of them have a history of recurring losses. The current economic environment has significantly impacted the ability of these companies to access the capital markets, including both equity financing through public offerings and debt financing. The pace of venture capital funding has also declined from previous levels, further restricting access to capital for these companies. In addition, state and federal government budgets have been negatively impacted by the current economic environment and, as a result certain programs, including grants related to biotechnology research and development, may be at risk of being eliminated or cut back significantly. If private investors, the government, public markets or other sources of funding are unavailable to support such development, a tenant's business may fail.
- The research and development, clinical testing, manufacture and marketing of some of our tenants' products require federal, state and foreign regulatory approvals. The approval process is typically long, expensive and uncertain. Even if our tenants have sufficient funds to seek approvals, one or all of their products may fail to obtain the required regulatory approvals on a timely basis or at all. Furthermore, our tenants may only have a small number of products under development. If one product fails to receive the required approvals at any stage of development, it could significantly adversely affect our tenant's entire business and its ability to pay rent.
- Our tenants may be unable to adequately protect their intellectual property under patent, copyright or trade secret laws. Failure to do so could jeopardize their ability to profit from their efforts and to protect their products from competition.
- Collaborative relationships with other life science entities may be crucial to the development, manufacturing, distribution or marketing of our tenants' products. If these other entities fail to fulfill their obligations under these collaborative arrangements, our tenants' businesses will suffer.
- Legislation to reform the U.S. healthcare system may include government intervention in product pricing and other changes that adversely affect reimbursement for our tenants' marketable products. In addition, sales of many of our tenants' marketable products are dependent, in large part, on the availability and extent of reimbursement from government health administration authorities, private health insurers and other organizations. Changes in government regulations, price controls or third-party payors' reimbursement policies may reduce reimbursement for our tenants' marketable products and adversely impact our tenants' businesses.

We cannot assure you that our tenants in the life science industry will be successful in their businesses. If our tenants' businesses are adversely affected, they may default on their obligations to third parties, including their obligations to pay rent or pay for tenant improvements relating to space they lease, which could adversely affect our financial condition, results of operations and cash flow.

The bankruptcy of a tenant may adversely affect the income produced by and the value of our properties.

The bankruptcy or insolvency of a tenant may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. The bankruptcy court also might authorize the tenant to reject and terminate its lease with us, which would generally result in any unpaid, pre-bankruptcy rent being treated as an unsecured claim. An unsecured claim may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. In addition, our claim against the tenant for unpaid, future rent would be subject to a statutory cap equal to the greater of (1) one year of rent or (2) 15% of the remaining rent on the lease (not to exceed three years of rent). This cap might be substantially less than the remaining rent actually owed under the lease. Additionally, a bankruptcy court may require us to turn over to the estate all or a portion of any deposits, amounts in escrow, or prepaid rents. Our claim for unpaid, pre-bankruptcy rent, our lease termination damages and claims relating to damages for which we hold deposits or other amounts that we were forced to repay would likely not be paid in full. During the years ended December 31, 2011 and 2010, we incurred approximately $191,000 and $0, respectively, of rental operations expense related to early lease terminations and tenant receivables that were deemed to be uncollectible due to tenants that filed for bankruptcy at the time of lease termination or shortly thereafter.

We may fail to obtain the financial results expected from the properties we acquire, develop or renovate, making them unprofitable or less profitable than we had expected, or operate new properties successfully, which could harm our financial condition and ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

We continue to evaluate the market for available properties and may acquire office, laboratory and other properties when opportunities exist. We also may develop or substantially renovate office and other properties. Acquisition, development and renovation activities are subject to significant risks, including:

- we may spend more time or money than we budget to improve or renovate acquired properties or to develop new properties,
- we may be unable to quickly and efficiently integrate new properties, particularly if we acquire portfolios of properties, into our existing operations,
- market and economic conditions may result in higher than expected vacancy rates and lower than expected rental rates,
- we may face higher operating costs than we anticipated for properties that we acquire, develop or renovate, including insurance premiums, utilities, real estate taxes and costs of complying with changes in governmental regulations,
- we may face higher requirements for capital improvements than we anticipated for properties that we acquire, develop or renovate, particularly in older structures,
- we may fail to retain tenants that have pre-leased our properties under development if we do not complete the construction of these properties in a timely manner or to the tenants' specifications,
- we have a limited history in conducting ground-up construction activities,
- if we develop properties, we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations,
- acquired and developed properties may have defects we do not discover through our inspection processes, including latent defects that may not reveal themselves until many years after we put a property in service, and
- we may acquire land, properties or entities owning properties, which are subject to liabilities and for which, in the case of unknown liabilities, we may have limited or no recourse.

The realization of any of the above risks could significantly and adversely affect our financial condition, results of operations, cash flow, per share trading price of our securities, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Because particular upgrades are required for life science tenants, improvements to our properties involve greater expenditures than traditional office space, which costs may not be covered by the rents our tenants pay.

The improvements generally required for our properties' infrastructure are more costly than for other property types. Typical infrastructural improvements include the following:

- reinforced concrete floors,
- upgraded roof structures for greater load capacity,
- increased floor-to-ceiling clear heights,
- heavy-duty HVAC systems,
- enhanced environmental control technology,
- significantly upgraded electrical, gas and plumbing infrastructure, and
- laboratory benchwork.

We cannot assure you that our tenants will pay higher rents on our properties than tenants in traditional office space or that the rents paid will cover the additional costs of upgrading the properties.

Because of the unique and specific improvements required for our life science tenants, we may be required to incur substantial renovation costs to make our properties suitable for other life science tenants or other office tenants, which could adversely affect our operating performance.

We acquire or develop properties that include laboratory space and other features that we believe are generally desirable for life science industry tenants. However, different life science industry tenants may require different features in their properties, depending on each tenant's particular focus within the life science industry. If a current tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify the property before we are able to re-lease the space to another life science industry tenant. This could hurt our operating performance and the value of your investment. Also, if the property needs to be renovated to accommodate multiple tenants, we may incur substantial expenditures before we are able to re-lease the space.

Additionally, our properties may not be suitable for lease to traditional office tenants without significant expenditures or renovations. Accordingly, any downturn in the life science industry may have a substantial negative impact on our properties' values.

Our success depends on key personnel with extensive experience dealing with the real estate needs of life science tenants, and the loss of these key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, on the continued services of our management team. In particular, we depend on the efforts of Alan D. Gold, our Chairman and Chief Executive Officer, R. Kent Griffin, Jr., our President and Chief Operating Officer, Greg N. Lubushkin, our Chief Financial Officer, Gary A. Kreitzer, our Executive Vice President and General Counsel, and Matthew G. McDevitt, our Executive Vice President, Real Estate. Among the reasons that Messrs. Gold, Griffin, Lubushkin, Kreitzer and McDevitt are important to our success are that they have extensive real estate and finance experience, and strong reputations within the life science industry. Our management team has developed informal relationships through past business dealings with numerous members of the scientific community, life science investors, current and prospective life science industry tenants and real estate brokers. We expect that their reputations will continue to attract business and investment opportunities before the active marketing of properties and will assist us in negotiations with lenders, existing and potential tenants, and industry personnel. If we lost their services, our relationships with such lenders, existing and prospective tenants, and industry personnel could suffer. We do not have employment agreements with any of our executive officers.

We may not be successful in acquiring and integrating properties that meet our investment criteria, which may impede our growth.

In addition to properties consisting of 2.3 million rentable square feet of laboratory and office space we acquired in connection with our initial public offering in August 2004, as of December 31, 2011, we had acquired or had acquired an interest in properties consisting of an additional 10.1 million rentable square feet of laboratory and office space (net of property dispositions). We continue to evaluate the market of available properties and may acquire properties when strategic opportunities exist. Changing market conditions, including competition from others, may diminish our opportunities for acquiring a desired property on favorable terms or at all. Even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction. We also may be unable to obtain financing on favorable terms (or at all), including continued access to our unsecured line of credit, which may be necessary or desirable to fund property acquisitions. We may not be able to quickly and efficiently integrate any properties that we acquire into our organization and manage and lease the new properties in a way that allows us to realize the financial returns that we expect. In addition, we may incur unanticipated costs to make necessary improvements or renovations to acquired properties. Furthermore, our efforts to integrate new property acquisitions may divert management's attention away from or cause disruptions to the operations at our existing properties. If we fail to successfully acquire new properties or integrate them into our portfolio, or if newly acquired properties fail to perform as we expect, our results of operations, financial condition and ability to pay distributions could suffer.

The geographic concentration of our properties in Boston, California and Maryland makes our business particularly vulnerable to adverse conditions affecting these markets.

As of December 31, 2011, our Boston properties represented 34.2% of our annualized base rent and 23.4% of our total leased square footage. As of December 31, 2011, our California properties located in San Francisco and San Diego represented 31.9% of our annualized base rent and 37.9% of our total leased square footage. As of December 31, 2011, our Maryland properties represented 14.8% of our annualized base rent and 15.0% of our total leased square footage. Because of this concentration in three geographic regions, we are particularly vulnerable to adverse conditions affecting Boston, California and Maryland, including general economic conditions, increased competition, a downturn in the local life science industry, real estate conditions, terrorist attacks, earthquakes and wildfires and other natural disasters occurring in these regions. In addition, we cannot assure you that these markets will continue to grow or remain favorable to the life science industry. The performance of the life science industry and the economy in general in these geographic markets may affect occupancy, market rental rates and expenses, and thus may affect our performance and the value of our properties. We are also subject to greater risk of loss from earthquakes or wildfires because of our properties' concentration in California. The close proximity of our 14 properties in San Francisco to a fault line makes them more vulnerable to earthquakes than properties in many other parts of the country. Likewise, the wildfires occurring in the San Diego area, most recently in 2003 and in 2007, may make the 24 properties we own in the San Diego area more vulnerable to fire damage or destruction than properties in many other parts of the country.

Our tax indemnification and debt maintenance obligations require us to make payments if we sell certain properties or repay certain debt, which could limit our operating flexibility.

In our formation transactions, Messrs. Gold and Kreitzer and certain other individuals contributed properties to our operating partnership. If we were to dispose of these contributed assets in a taxable transaction, Messrs. Gold and Kreitzer and the other contributors of those assets would suffer adverse tax consequences. In connection with these contribution transactions, we agreed to indemnify Messrs. Gold and Kreitzer and one other contributor against such adverse tax consequences for a period of ten years. This indemnification will help those contributors to preserve their tax positions after their contributions. The tax indemnification provisions were not negotiated in an arm's length transaction but were determined by our management team. We have also agreed to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, that these three contributors can guarantee in order to defer any taxable gain they may incur if our operating partnership repays existing debt. These tax indemnification and debt maintenance obligations may affect the way in which we conduct our business. During the indemnification period, these obligations may impact the timing and circumstances under which we sell the contributed properties or interests in entities holding the properties. For example, these tax indemnification payments could effectively reduce or eliminate any gain we might otherwise realize upon the sale or other disposition of the related properties. Accordingly, even if market conditions might otherwise dictate that it would be desirable to dispose of these properties, the existence of the tax indemnification obligations could result in a decision to retain the properties in our portfolio to avoid having to pay the tax indemnity payments. The existence of the debt maintenance obligations could require us to maintain debt at a higher level than we might otherwise choose. Higher debt levels could adversely affect our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

While we may seek to enter into tax-efficient joint ventures with third-party investors, we currently have no intention of disposing of these properties or interests in entities holding the properties in transactions that would trigger our tax indemnification obligations. The involuntary condemnation of one or more of these properties during the indemnification period could, however, trigger the tax indemnification obligations described above. The tax indemnity would equal the amount of the federal and state income tax liability the contributor would incur with respect to the gain allocated to the contributor. The calculation of the indemnity payment would not be reduced due to the time value of money or the time remaining within the indemnification period. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. Messrs. Gold, and Kreitzer are potential recipients of these indemnification payments. Because of these potential payments their personal interests may diverge from those of BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with the ownership and operation of real estate assets and with factors affecting the real estate industry.

Our ability to make expected distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders depends on our ability to generate revenues in excess of expenses, our scheduled principal payments on debt and our capital expenditure requirements. Events and conditions that are beyond our control may decrease our cash available for distribution and the value of our properties. These events include:

- local oversupply, increased competition or reduced demand for life science office and laboratory space,
- inability to collect rent from tenants,
- vacancies or our inability to rent space on favorable terms,
- potential changes in U.S. accounting standards regarding leases making leasing of our properties less attractive to tenants,
- increased operating costs, including insurance premiums, utilities and real estate taxes,
- the ongoing need for capital improvements, particularly in older structures,
- unanticipated delays in the completion of our development or redevelopment projects,
- costs of complying with changes in governmental regulations, including usage, zoning, environmental and tax laws,
- the relative illiquidity of real estate investments,
- changing submarket demographics, and
- civil unrest, acts of war and natural disasters, including earthquakes, floods and fires, which may result in uninsured and underinsured losses.

In addition, we could experience a general decline in rents or an increased incidence of defaults under existing leases if any of the following occur:

- civil unrest, acts of war and natural disasters, including earthquakes, floods and fires, which may result in uninsured and underinsured losses.
- future periods of economic slowdown or recession,
- rising interest rates,
- declining demand for real estate, or
- the public perception that any of these events may occur.

Any of these events could adversely affect our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and could harm our financial condition and ability to make distributions.

Equity real estate investments are relatively illiquid and therefore will tend to limit our ability to vary our portfolio promptly in response to changing economic or other conditions. To the extent the properties are not subject to triple-net leases, some significant expenditures such as real estate taxes and maintenance costs are generally not reduced when circumstances cause a reduction in income from the investment. Should these events occur, our income and funds available for distribution could be adversely affected. If any of the parking leases or licenses associated with our Cambridge portfolio were to expire, or if we were unable to assign these leases to a buyer, it would be more difficult for us to sell these properties and would adversely affect our ability to retain current tenants or attract new tenants at these properties. In addition, as a REIT, BioMed Realty Trust, Inc. may be subject to a 100% tax on net income derived from the sale of property considered to be held primarily for sale to customers in the ordinary course of our business. We may seek to avoid this tax by complying with certain safe harbor rules that generally limit the number of properties we may sell in a given year, the aggregate expenditures made on such properties prior to their disposition, and how long we retain such properties before disposing of them. However, we can provide no assurance that we will always be able to comply with these safe harbors. If compliance is possible, the safe harbor rules may restrict our ability to sell assets in the future and achieve liquidity that may be necessary to fund distributions.

Declining real estate valuations and impairment charges could adversely affect our earnings and financial condition.

We review the carrying value of our properties when circumstances, such as adverse market conditions (including conditions resulting from the ongoing challenges facing the U.S. economy), indicate potential impairment may exist. We base our review on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the property's use and eventual disposition. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A worsening real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Although we generally plan to own and operate our existing portfolio of properties over the long term, our ability and/or our intent with regard to the operation of our properties may change to dictate an earlier sale date, and an impairment loss may be recognized in connection with such a proposed sale to reduce the property to the lower of the carrying amount or fair-value less costs to sell. Such impairment charges could be material, and could adversely affect our financial condition, results of operations and per share trading price of BioMed Realty Trust, Inc.'s common stock and preferred stock.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

If we cannot renew leases, we may be unable to re-lease our properties at rates equal to or above the current rate. Even if we can renew leases, tenants may be able to negotiate lower rates as a result of market conditions. Market conditions may also hinder our ability to lease vacant space in newly developed or redeveloped properties. In addition, we may enter into or acquire leases for properties that are specially suited to the needs of a particular tenant. Such properties may require renovations, tenant improvements or other concessions in order to lease them to other tenants if the initial leases terminate. Any of these factors could adversely impact our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce our investment opportunities.

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders may be adversely affected.

Changes in accounting pronouncements could adversely affect our operating results, in addition to the reported financial performance of our tenants.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Uncertainties posed by various initiatives of accounting standard-setting by the Financial Accounting Standards Board and the Securities and Exchange Commission, which create and interpret applicable accounting standards for U.S. companies, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of our financial statements. Proposed changes include, but are not limited to, changes in lease accounting and the adoption of accounting standards likely to require the increased use of "fair-value" measures.

These changes could have a material impact on our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in potentially material restatements of prior period financial statements. Similarly, these changes could have a material impact on our tenants' reported financial condition or results of operations or could affect our tenants' preferences regarding leasing real estate.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

We carry commercial general liability, "all-risk" property insurance (subject to policy terms, conditions, limitations and exclusions), including fire and extended coverage, terrorism and loss of rental income insurance, covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court, 9911 Belward Campus Drive and Shady Grove Road locations, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We also carry environmental insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism, windstorm or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

The financial condition of one or more of these insurance companies could significantly deteriorate to the point that they may be unable to pay future insurance claims. This risk has increased as a result of the current economic environment and ongoing disruptions in the financial markets. The inability of any of these insurance companies to pay future claims under our policies may adversely affect our financial condition and results of operations.

We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Our properties may be subject to environmental liabilities. Under various federal, state and local laws, a current or previous owner, operator or tenant of real estate can face liability for environmental contamination created by the presence, discharge or threat of discharge of hazardous or toxic substances. Liabilities can include the cost to investigate, clean up and monitor the actual or threatened contamination and damages caused by the contamination (or threatened contamination). Environmental laws typically impose such liability on the current owner regardless of:

- the owner's knowledge of the contamination,
- the timing of the contamination,
- the cause of the contamination, or
- the party responsible for the contamination.

The liability under such laws may be strict, joint and several, meaning that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties. Liabilities associated with environmental conditions may be significant and can sometimes exceed the value of the affected property. The presence of hazardous substances on a property may adversely affect our ability to sell or rent that property or to borrow using that property as collateral.

Some of our properties have had contamination in the past that required cleanup. In most cases, we believe the contamination has been effectively remediated, and that any remaining contamination either does not require remediation or that the costs associated with such remediation will not be material to us. However, we cannot guarantee that additional contamination will not be discovered in the future or any identified contamination will not continue to pose a threat to the environment or that we will not have continued liability in connection with such prior contamination. Our Kendall Square properties, in Cambridge, Massachusetts, are located on the site of a former manufactured gas plant. Various remedial actions were performed on these properties, including soil stabilization to control the spread of oil and hazardous materials in the soil. Another of our properties, Elliott Avenue, has known soil contamination beneath a portion of the building located on the property. Based on environmental consultant reports, management does not believe any remediation of the Elliott Avenue property would be required unless major structural changes were made to the building that resulted in the soil becoming exposed. In addition, the remediation of certain environmental conditions at off-site parcels located in Cambridge, Massachusetts, which was an assumed obligation of our joint venture, PREI II LLC, has been substantially completed as of December 31, 2009. We do not expect these matters to materially adversely affect such properties' value or the cash flows related to such properties, but we can provide no assurances to that effect.

Environmental laws also:

- may require the removal or upgrade of underground storage tanks,
- regulate the discharge of storm water, wastewater and other pollutants,
- regulate air pollutant emissions,
- regulate hazardous materials generation, management and disposal, and
- regulate workplace health and safety.

Life science industry tenants, our primary tenant industry focus, frequently use hazardous materials, chemicals, heavy metals, and biological and radioactive compounds. Our tenants' controlled use of these materials subjects us and our tenants to laws that govern using, manufacturing, storing, handling and disposing of such materials and certain byproducts of those materials. We are unaware of any of our existing tenants violating applicable laws and regulations, but we and our tenants cannot completely eliminate the risk of contamination or injury from these materials. If our properties become contaminated, or if a party is injured, we could be held liable for any damages that result. Such liability could exceed our resources and any environmental remediation insurance coverage we have, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own.

We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Environmental laws also govern the presence, maintenance and removal of ACMs and may impose fines and penalties, including orders prohibiting the use of the affected property by us or our tenants, if we fail to comply with these requirements. Failure to comply with these laws, or even the presence of ACMs, may expose us to third-party liability. Some of our properties contain ACMs, and we could be liable for such fines or penalties, as described above in "Item 1. Business — Regulation — Environmental Matters."

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could adversely affect the value of the affected property and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act (ADA) and similar laws may require us to make significant unanticipated expenditures.

All of our properties are required to comply with the ADA. The ADA requires that all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the ADA, we have not conducted an audit of all of such properties to determine compliance. If one or more properties are not in compliance with the ADA, then we would be required to bring the non-compliant properties into compliance. Compliance with the ADA could require removing access barriers. Non-compliance could result in imposition of fines by the U.S. government or an award of damages and/or attorneys' fees to private litigants, or both. Additional federal, state and local laws also may require us to modify properties or could restrict our ability to renovate properties. Complying with the ADA or other legislation could be very expensive. If we incur substantial costs to comply with such laws, our financial condition, results of operations, cash flow, per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders could be adversely affected.

We may incur significant unexpected costs to comply with fire, safety and other regulations, which could adversely impact our financial condition, results of operations, and ability to make distributions.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements, building codes and land use regulations. Failure to comply with these requirements could subject us to governmental fines or private litigant damage awards. In addition, we do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the per share trading price of BioMed Realty Trust, Inc.'s common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Risks Related to Our Capital Structure

A downgrade in our investment grade credit rating could materially adversely affect our business and financial condition.

In April 2010, we received investment grade corporate credit ratings from two rating agencies. There can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in terms of ratings or outlook by either or both of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our financial condition, results of operations and liquidity and a material adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock.

Debt obligations expose us to increased risk of property losses and may have adverse consequences on our business operations and our ability to make distributions.

We have used and will continue to use debt to finance property acquisitions. Our use of debt may have adverse consequences, including the following:

- We may not be able to refinance or extend our existing debt. If we cannot repay, refinance or extend our debt at maturity, in addition to our failure to repay our debt, we may be unable to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders at expected levels or at all.
- Even if we are able to refinance or extend our existing debt, the terms of any refinancing or extension may not be as favorable as the terms of our existing debt. If the refinancing involves a higher interest rate, it could adversely affect our cash flow and ability to make distributions to unitholders and stockholders.
- Required payments of principal and interest may be greater than our cash flow from operations.
- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms, to make payments on our debt.
- One or more lenders under our $750.0 million unsecured line of credit could refuse to fund their financing commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.
- If we default on our debt obligations, the lenders or mortgagees may foreclose on our properties that secure those loans. Further, if we default under a mortgage loan, we will automatically be in default on any other loan that has cross-default provisions, and we may lose the properties securing all of these loans.
- A foreclosure on one of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the secured debt. If the outstanding balance of the secured debt exceeds our tax basis in the property, we would recognize taxable income on foreclosure without realizing any accompanying cash proceeds to pay the tax (or to make distributions based on REIT taxable income).

As of December 31, 2011, we had outstanding mortgage indebtedness of $584.6 million, excluding $3.3 million of debt premium; $180.0 million of outstanding aggregate principal amount of the Exchangeable Senior Notes due 2030, or the Notes due 2030; $400.0 million of outstanding aggregate principal amount of the Unsecured Senior Notes due 2016, or the Notes due 2016, excluding $2.2 million of debt discount; $250.0 million of outstanding aggregate principal amount of the Unsecured Senior Notes due 2020, or the Notes due 2020, excluding $2.2 million of debt discount; $268.0 million in outstanding borrowings under our $750.0 million unsecured line of credit; and $27.8 million of borrowings under a secured loan representing our proportionate share of indebtedness in our unconsolidated partnerships. We expect to incur additional debt in connection with future acquisitions and development. Our organizational documents do not limit the amount or percentage of debt that we may incur. As of December 31, 2011, the principal payments due for our consolidated indebtedness were $40.5 million in 2012, $8.3 million in 2013 and $339.0 million in 2014. Principal payments due for our consolidated indebtedness that mature in 2012 include mortgages secured by our 6828 Nancy Ridge Drive and Sidney Street properties and in 2014 include a mortgage secured by our Center for Life Science | Boston property. Given current economic conditions including, but not limited to, the ongoing challenges impacting the global financial system, we may be unable to refinance these obligations when due, which may negatively affect our ability to conduct operations.

Disruptions in the financial markets and the downturn of the broader U.S. economy could affect our ability to obtain debt financing on reasonable terms, or at all, and have other adverse effects on us.

In recent years, the U.S. credit markets have experienced significant dislocations and liquidity disruptions. These circumstances have materially impacted liquidity in the debt markets, making financing terms for some borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on reasonable terms (or at all), which may negatively affect our ability to conduct operations, make acquisitions and fund current and future development and redevelopment projects. In addition, if the financial position of the lenders under our unsecured line of credit worsened they could default on their obligations to make available to us the funds under that facility. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors could make it more difficult for us to sell properties or adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. Adverse events in the credit markets could also have an adverse effect on other financial markets in the United States and globally, including the stock markets, which could make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities.

Reduced access to liquidity could have a negative impact on the U.S. economy, affecting consumer confidence and spending and negatively impacting the volume and pricing of real estate transactions. If there were a downturn in the national economy, the value of our properties, as well as the income we receive from our properties, could be adversely affected.

Disruptions in the financial markets could also have other adverse effects on us or the economy generally, which could adversely affect our ability to service our debt obligations and our ability to pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Increases in interest rates could increase the amount of our debt payments, adversely affecting our ability to service our debt obligations and pay distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

Interest we pay could reduce cash available for payments with respect to distributions. Additionally, if we incur variable rate debt, including borrowings under our $750.0 million unsecured line of credit, to the extent not adequately hedged, increases in interest rates would increase our interest costs. These increased interest costs would reduce our cash flows and our ability to make payments with respect to distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s stockholders. In addition, if we need to repay existing debt during a period of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

The terms governing our unsecured line of credit, Notes due 2016 and Notes due 2020 include restrictive covenants relating to our operations, which could limit our ability to respond to changing market conditions and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

The terms of our unsecured line of credit impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt, including financial covenants relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, overall leverage and unsecured leverage ratios, the maximum amount of secured indebtedness and certain investment limitations. The indentures governing the Notes due 2016 and the Notes due 2020 also contain financial and operating covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest, including restrictions on our ability to (1) consummate a merger, consolidation or sale of all or substantially all of our assets and (2) incur additional secured and unsecured indebtedness.

The covenants relating to our unsecured line of credit, Notes due 2016 and Notes due 2020 may adversely affect our flexibility and our ability to achieve our operating plans. Our ability to comply with these covenants and other provisions relating to our credit agreement governing our unsecured line of credit and the indentures governing the Notes due 2016 and the Notes due 2020 may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events adversely impacting us. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it, pursue our business plan or make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders.

If we fail to obtain external sources of capital, which is outside of our control, we may be unable to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders, maintain our REIT qualification, or fund growth.

In order to maintain BioMed Realty Trust, Inc.'s qualification as a REIT and to avoid incurring a nondeductible excise tax, we are required, among other things, to distribute annually at least 90% of BioMed Realty Trust, Inc.'s REIT taxable income, excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of BioMed Realty Trust, Inc.'s net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain financings on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

- general market conditions,
- the market's perception of our growth potential,
- with respect to acquisition financing, the market's perception of the value of the properties to be acquired,
- our current debt levels,
- our current and expected future earnings,
- our cash flow and cash distributions, and
- the market price per share of BioMed Realty Trust, Inc.'s common stock or preferred stock.

Our inability to obtain capital from third-party sources will adversely affect our business and limit our growth. Without sufficient capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to BioMed Realty Trust, Inc.'s stockholders necessary to maintain our qualification as a REIT.

We have and may continue to engage in hedging transactions, which can limit our gains and increase exposure to losses.

We have and may continue to enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, or other interest rate exchange contracts. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- Available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection.
- The duration or the amount of the hedge may not match the duration or amount of the related liability.
- The party owing money in the hedging transaction may default on its obligation to pay.
- The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction.
- The value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair-value. Downward adjustments, or "mark-to-market losses," would reduce our stockholders' equity.

Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distribution to stockholders. We generally intend to hedge as much of the interest rate risk as management determines is in our best interests given the cost of such hedging transactions. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income from hedges. If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

Risks Related to Our Organizational Structure

BioMed Realty Trust, Inc.'s charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent stockholders from receiving a premium for their shares.

BioMed Realty Trust, Inc.'s charter, including the articles supplementary with respect to its preferred stock, contains ownership limits that may delay, defer or prevent a change of control transaction. BioMed Realty Trust, Inc's charter, with certain exceptions, authorizes BioMed Realty Trust, Inc.'s directors to take such actions as are necessary and desirable to preserve its qualification as a REIT. Unless exempted by its board of directors, no person may own more than 9.8% of the value of BioMed Realty Trust, Inc.'s outstanding shares of capital stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of its common stock or Series A preferred stock. The board may not grant such an exemption to a person whose ownership in excess of 9.8% of BioMed Realty Trust, Inc.'s outstanding shares would result in BioMed Realty Trust, Inc.'s failure to qualify as a REIT. These restrictions on transferability and ownership will not apply if BioMed Realty Trust, Inc.'s board of directors determines that it is no longer in BioMed Realty Trust, Inc.'s best interests to qualify as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

BioMed Realty Trust, Inc. could authorize and issue stock without stockholder approval that may delay, defer or prevent a change of control transaction. BioMed Realty Trust, Inc.'s charter authorizes it to issue additional authorized but unissued shares of its common stock or preferred stock. In addition, BioMed Realty Trust, Inc.'s board of directors may classify or reclassify any unissued shares of BioMed Realty Trust, Inc.'s common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. The board may also, without stockholder approval, amend BioMed Realty Trust, Inc.'s charter to increase or decrease the authorized number of shares of BioMed Realty Trust, Inc.'s common stock or preferred stock that it may issue. The board of directors could establish a class or series of common stock or preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

Certain provisions of Maryland law could delay, defer or prevent a change of control transaction. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control. In some cases, such an acquisition or change of control could provide BioMed Realty Trust, Inc.'s stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares. These MGCL provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" or an affiliate of an interested stockholder for certain periods. An "interested stockholder" is generally any person who beneficially owns 10% or more of the voting power of BioMed Realty Trust, Inc.'s outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of BioMed Realty Trust, Inc.'s then outstanding stock. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. After that period, the MGCL imposes two super-majority voting requirements on such business combinations, and
- "control share" provisions that provide that holders of "control shares" of BioMed Realty Trust, Inc. acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (excluding interested shares). "Control shares" are voting shares that, when aggregated with all other shares owned by the stockholder or in respect of which the stockholder is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors. A "control share acquisition" is the direct or indirect acquisition of ownership or control of "control shares."

In the case of the business combination provisions of the MGCL, we opted out by resolution of BioMed Realty Trust, Inc.'s board of directors with respect to any business combination between us and any person provided such business combination is first approved by BioMed Realty Trust, Inc.'s board of directors (including a majority of directors who are not affiliates or associates of such person). In the case of the control share provisions of the MGCL, we opted out pursuant to a provision in BioMed Realty Trust, Inc.'s bylaws. However, BioMed Realty Trust, Inc.'s board of directors may by resolution elect to opt in to the business combination provisions of the MGCL. Further, we may opt in to the control share provisions of the MGCL in the future by amending BioMed Realty Trust, Inc.'s bylaws, which BioMed Realty Trust, Inc.'s board of directors can do without stockholder approval.

The partnership agreement of BioMed Realty, L.P., Maryland law, and BioMed Realty Trust, Inc.'s charter and bylaws also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for BioMed Realty Trust, Inc.'s common stock or otherwise be in the best interests of its stockholders.

BioMed Realty Trust, Inc.'s board of directors may amend our investing and financing policies in a manner that could increase the risk we default under our debt obligations or that could harm our business and results of operations.

BioMed Realty Trust, Inc.'s board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. However, our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop. BioMed Realty Trust, Inc.'s board of directors may alter or eliminate our current policy on borrowing or investing at any time without stockholder approval. Changes in our strategy or in our investment or leverage policies could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make distributions to BioMed Realty, L.P.'s unitholders or BioMed Realty Trust, Inc.'s stockholders. Higher leverage also increases the risk we could default on our debt.

We may invest in properties with other entities, and our lack of sole decision-making authority or reliance on a co-venturer's financial condition could make these joint venture investments risky.

We have in the past and may continue in the future to co-invest with third parties through partnerships, joint ventures or other entities. We may acquire non-controlling interests or share responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such events, we would not be in a position to exercise sole decision-making authority regarding the property or entity. Investments in entities may, under certain circumstances, involve risks not present were a third party not involved. These risks include the possibility that partners or co-venturers:

- might become bankrupt or fail to fund their share of required capital contributions,
- may have economic or other business interests or goals that are inconsistent with our business interests or goals, and
- may be in a position to take actions contrary to our policies or objectives.

Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers if:

- we structure a joint venture or conduct business in a manner that is deemed to be a general partnership with a third party, in which case we could be liable for the acts of that third party,
- third-party managers incur debt or other liabilities on behalf of a joint venture which the joint venture is unable to pay, and the joint venture agreement provides for capital calls, in which case we could be liable to make contributions as set forth in any such joint venture agreement, or
- we agree to cross-default provisions or to cross-collateralize our properties with the properties in a joint venture, in which case we could face liability if there is a default relating to those properties in the joint venture or the obligations relating to those properties.

We have investments in joint ventures with PREI, which were formed in the second quarter of 2007. While we, as managing member, are authorized to carry out the day-to-day management of the business and affairs of the PREI joint ventures, PREI's prior written consent is required for certain decisions, including decisions relating to financing, budgeting and the sale or pledge of interests in the properties owned by the PREI joint ventures.

Risks Related to BioMed Realty Trust, Inc.'s REIT Status

BioMed Realty Trust, Inc.'s failure to qualify as a REIT under the Code would result in significant adverse tax consequences to us and would adversely affect our business.

We believe that we have operated and intend to continue operating in a manner intended to allow BioMed Realty Trust, Inc. to qualify as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all of our assets through our operating partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize BioMed Realty Trust, Inc.'s REIT status. BioMed Realty Trust, Inc.'s REIT status depends upon various factual matters and circumstances that may not be entirely within our control. For example, in order for BioMed Realty Trust, Inc. to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, BioMed Realty Trust, Inc. must make distributions to stockholders aggregating annually at least 90% of BioMed Realty Trust, Inc.'s REIT taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for BioMed Realty Trust, Inc. to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the IRS that BioMed Realty Trust, Inc. qualifies as a REIT, and the statements in this report are not binding on the IRS or any court. Accordingly, we cannot be certain that BioMed Realty Trust, Inc. has qualified or will continue to qualify as a REIT.

If BioMed Realty Trust, Inc. fails to qualify as a REIT in any taxable year, we will face serious adverse tax consequences that would substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and for distribution to BioMed Realty Trust, Inc.'s stockholders. If BioMed Realty Trust, Inc. fails to qualify as a REIT:

- we would not be allowed to deduct distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates,
- we could also be subject to the federal alternative minimum tax and possibly increased state and local taxes, and
- unless we are entitled to relief under applicable statutory provisions, BioMed Realty Trust, Inc. could not elect to be taxed as a REIT for four taxable years following the year in which BioMed Realty Trust, Inc. was disqualified.

In addition, if BioMed Realty Trust, Inc. fails to qualify as a REIT, we will not be required to make distributions to stockholders; however, all distributions to BioMed Realty Trust, Inc.'s stockholders would be subject to tax as qualifying corporate dividends to the extent of our current and accumulated earnings and profits. As a result of all these factors, BioMed Realty Trust, Inc.'s failure to qualify as a REIT could impair our ability to expand our business and raise capital and would adversely affect the value of BioMed Realty Trust, Inc.'s common stock and preferred stock.

To maintain BioMed Realty Trust, Inc.'s REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to BioMed Realty Trust, Inc.'s stockholders.

For BioMed Realty Trust, Inc. to qualify as a REIT, we generally must distribute to BioMed Realty Trust, Inc.'s stockholders at least 90% of our REIT taxable income each year, determined by excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To maintain BioMed Realty Trust, Inc.'s REIT status and avoid the payment of income and excise taxes we may need to borrow funds to meet the REIT distribution requirements. These borrowing needs could result from:

- differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes,
- the effect of non-deductible capital expenditures,
- the creation of reserves, or
- required debt or amortization payments.

We may need to borrow funds at times when the then-prevailing market conditions are not favorable for borrowing. These borrowings could increase our costs or reduce our equity and adversely affect the value of BioMed Realty Trust, Inc.'s common stock or preferred stock.

To maintain BioMed Realty Trust, Inc.'s REIT status, we may be forced to forego otherwise attractive opportunities.

For BioMed Realty Trust, Inc. to qualify as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to BioMed Realty Trust, Inc.'s stockholders and the ownership of BioMed Realty Trust, Inc.'s stock. We may be required to make distributions to BioMed Realty Trust, Inc.'s stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Risks Related to the Ownership of BioMed Realty Trust, Inc. Stock

The market price and trading volume of BioMed Realty Trust, Inc.'s common stock may be volatile.

The market price of BioMed Realty Trust, Inc.'s common stock has recently been, and may continue to be, volatile. In addition, the trading volume in BioMed Realty Trust, Inc.'s common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of BioMed Realty Trust, Inc.'s common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect BioMed Realty Trust, Inc.'s share price or result in fluctuations in the price or trading volume of BioMed Realty Trust, Inc.'s common stock include:

- actual or anticipated variations in our quarterly operating results or distributions,
- changes in our funds from operations or earnings estimates,
- publication of research reports about us or the real estate industry,
- increases in market interest rates that lead purchasers of BioMed Realty Trust, Inc.'s shares to demand a higher yield,
- changes in market valuations of similar companies,
- adverse market reaction to any additional debt we incur or acquisitions we make in the future,
- additions or departures of key management personnel,
- actions by institutional stockholders,
- speculation in the press or investment community,
- the realization of any of the other risk factors presented in this report, and
- general market and economic conditions.

Broad market fluctuations could negatively impact the market price of BioMed Realty Trust, Inc.'s common stock or preferred stock.

The stock market has experienced continuing significant price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies' operating performance. These broad market fluctuations could reduce the market price of BioMed Realty Trust, Inc.'s common stock or preferred stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of BioMed Realty Trust, Inc.'s common stock or preferred stock.

Market interest rates may have an adverse effect on the market price of BioMed Realty Trust, Inc.'s securities.

One of the factors that will influence the price of BioMed Realty Trust, Inc.'s common stock and preferred stock will be the dividend yield on such stock (as a percentage of the price of the stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of BioMed Realty Trust, Inc.'s common stock or Series A preferred stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of BioMed Realty Trust, Inc.'s common stock and Series A preferred stock to fall.

Our distributions to unitholders and stockholders may decline at any time.

We may not continue our current level of distributions to unitholders and stockholders. BioMed Realty Trust, Inc.'s board of directors will determine future distributions based on a number of factors, including:

- cash available for distribution,
- operating results,
- our financial condition, especially in relation to our anticipated future capital needs,
- then current expansion plans,
- the distribution requirements for REITs under the Code, and
- other factors our board deems relevant.

In April 2009, in an effort to maintain financial flexibility in light of the current capital markets environment, we reset our annual dividend rate on shares of BioMed Realty Trust, Inc.'s common stock and the annual distribution rate on BioMed Realty, L.P.'s OP units to $0.44 per share or unit, starting in the second quarter of 2009. We subsequently increased these rates to $0.56 per share or unit, starting in the fourth quarter of 2009, to $0.60 per share or unit, starting in the second quarter of 2010, to $0.68 per share or unit, starting in the third quarter of 2010, and to $0.80 per share or unit, starting in the first quarter of 2011. The decision to declare and pay dividends on shares of BioMed Realty Trust, Inc.'s common stock or distributions to BioMed Realty, L.P.'s OP units in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of BioMed Realty Trust, Inc.'s board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, debt maturities, the availability of debt and equity capital, applicable REIT and legal restrictions and the general overall economic conditions and other factors. Any change in our dividend policy could have a material adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock.

The number of shares of BioMed Realty Trust, Inc.'s common stock available for future sale could adversely affect the market price of BioMed Realty Trust, Inc.'s common stock.

We cannot predict whether future issuances of shares of BioMed Realty Trust, Inc.'s common stock or the availability of shares for resale in the open market will decrease the market price per share of BioMed Realty Trust, Inc.'s common stock. As of December 31, 2011, 154,101,482 shares of BioMed Realty Trust, Inc.'s common stock were issued and outstanding, as well as BioMed Realty L.P.'s operating partnership units and LTIP units which may be exchanged for 2,593,538 and 386,441 shares of BioMed Realty Trust, Inc.'s common stock, respectively, based on the number of shares of common stock, operating partnership units and LTIP units outstanding as of December 31, 2011. In addition, as of December 31, 2011, we had reserved an additional 2,039,029 shares of common stock for future issuance under our incentive award plan, and 10,017,858 shares potentially issuable upon exchange of the Notes due 2030 (based on the exchange rate as of December 31, 2011). Sales of substantial amounts of shares of BioMed Realty Trust, Inc.'s common stock in the public market, or upon exchange of operating partnership units, LTIP units, or the Notes due 2030, or the perception that such sales might occur, could adversely affect the market price of BioMed Realty Trust, Inc.'s common stock.

Furthermore, under the rules adopted by the Securities and Exchange Commission regarding registration and offering procedures, if we meet the definition of a "well-known seasoned issuer" under Rule 405 of the Securities Act, we are permitted to file an automatic shelf registration statement that will be immediately effective upon filing. On September 4, 2009, we filed such an automatic shelf registration statement, as amended, which may permit us, from time to time, to offer and sell debt securities, common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs.

Any of the following could have an adverse effect on the market price of BioMed Realty Trust, Inc.'s common stock:

- the exchange of operating partnership units, LTIP units or the Notes due 2030,
- additional grants of LTIP units, restricted stock or other securities to our directors, executive officers and other employees under our incentive award plan,
- additional issuances of preferred stock with liquidation or distribution preferences, and
- other issuances of BioMed Realty Trust, Inc.'s common stock.

Additionally, the existence of operating partnership units, LTIP units or the Notes due 2030 and shares of BioMed Realty Trust, Inc.'s common stock reserved for issuance upon exchange of operating partnership units, LTIP units or the Notes due 2030 and under our incentive award plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of BioMed Realty Trust, Inc.'s common stock may be dilutive to existing stockholders.

From time to time we also may issue shares of BioMed Realty Trust, Inc.'s common stock or BioMed Realty, L.P. operating partnership units in connection with property, portfolio or business acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of BioMed Realty Trust, Inc.'s common stock, or the perception that these sales could occur, may adversely affect the prevailing market price of BioMed Realty Trust, Inc.'s common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Existing Portfolio

At December 31, 2011, we owned or had interests in a portfolio with an aggregate of approximately 12.4 million rentable square feet.

The following reflects the classification of our properties between stabilized properties (operating properties in which more than 90% of the rentable square footage is under lease), lease up properties (operating properties in which less than 90% of the rentable square footage is under lease), long-term lease up properties (our Pacific Industrial Center, Pacific Research Center North and Pacific Research Center South properties), redevelopment properties (properties that are currently being prepared for their intended use), unconsolidated partnership properties (properties which we partially own, but are not included in our consolidated financial statements) and development potential (representing management's estimates of rentable square footage if development of these properties was undertaken) at December 31, 2011:

	Gross Book Value	Buildings	Rentable Square Feet	Weighted Average Leased (1)
	(In thousands)			
Stabilized	$ 2,894,818	97	7,026,962	99.3%
Lease up	954,149	34	3,234,394	62.6%
Current operating portfolio	3,848,967	131	10,261,356	90.2%
Long-term lease up	314,196	10	1,389,517	50.4%
Total operating portfolio	4,163,163	141	11,650,873	87.2%
Redevelopment	59,442	9	357,817	54.1%
Unconsolidated partnership portfolio	33,389	3	352,863	20.6%
Development potential	180,116	—	3,667,000	—
Total portfolio	$ 4,436,110	153	16,028,553	

(1) Calculated based on gross book value for each asset multiplied by the percentage leased.

Our total portfolio by market at December 31, 2011 was as follows:

Market	Leased Square Feet	Current (1) Annualized Base Rent	Current (1) Percent of Annualized Base Rent	Current (1) Annualized Base Rent per Leased Sq Ft	Expiration (2) Annualized Base Rent	Expiration (2) Percent of Annualized Base Rent	Expiration (2) Annualized Base Rent per Leased Sq Ft
		(In thousands)		(In thousands)			
Boston	2,362,369	$ 131,394	34.2%	$ 55.62	$ 139,425	31.1%	$ 59.02
San Francisco	1,955,680	61,686	16.1%	31.54	76,228	17.0%	38.98
San Diego	1,861,633	60,630	15.8%	32.57	74,261	16.5%	39.89
Maryland	1,512,126	56,985	14.8%	37.69	72,885	16.2%	48.20
New York / New Jersey	1,220,702	40,460	10.5%	33.14	50,273	11.2%	41.18
Pennsylvania	642,380	14,552	3.8%	22.65	15,816	3.5%	24.62
Seattle	161,079	7,527	2.0%	46.73	8,373	1.9%	51.98
University Related—Other	359,890	10,629	2.8%	29.53	11,505	2.6%	31.97
Total portfolio / weighted average	10,075,859	$ 383,863	100.0%	$ 38.10	$ 448,766	100.0%	$ 44.54

(1) Current annualized base rent is the monthly contractual rent as of the current quarter ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by 12 months.

(2) Annualized base rent at expiration is the monthly contractual rent as of date of expiration of the applicable lease (not including any extension option(s)), multiplied by 12 months.

Properties we owned, or had an ownership interest in, at December 31, 2011 were as follows:

Property	Rentable Square Feet	Percent Leased
Boston		
Albany Street	75,003	100.0%
320 Bent Street	184,405	78.8%
301 Binney Street	417,290	74.4%
301 Binney Street Garage	503 Stalls	99.0%
Center for Life Science | Boston	704,159	97.9%
Charles Street	47,912	100.0%
Coolidge Avenue	37,684	86.5%
21 Erie Street	48,627	100.0%
40 Erie Street	100,854	100.0%
47 Erie Street Parking Structure	447 Stalls	100.0%
Fresh Pond Research Park	90,702	18.1%
500 Kendall Street (Kendall D)	349,325	98.5%
675 W. Kendall Street (Kendall A)	302,919	98.7%
Kendall Crossing Apartments	37 Apts.	100.0%
Sidney Street	191,904	100.0%
Vassar Street	60,845	100.0%
San Francisco		
Ardentech Court	55,588	100.0%

Property	Rentable Square Feet	Percent Leased
Ardenwood Venture (1)	72,500	55.2%
Bayshore Boulevard	183,344	100.0%
Bridgeview Technology Park I	201,567	87.6%
Bridgeview Technology Park II	50,400	57.0%
Dumbarton Circle	44,000	100.0%
Forbes Boulevard	240,000	50.4%
Gateway Business Park	284,013	99.7%
Industrial Road	171,344	100.0%
Kaiser Drive	87,953	56.8%
Pacific Industrial Center	305,026	—
Pacific Research Center North	661,245	50.4%
Pacific Research Center South	423,246	62.3%
Science Center at Oyster Point	204,887	100.0%
San Diego		
Balboa Avenue	35,344	100.0%
Bernardo Center Drive	61,286	100.0%
4570 Executive Drive	125,219	100.0%
4775 / 4785 Executive Drive	62,896	—
Faraday Avenue	28,704	100.0%
Gazelle Court	176,000	100.0%
3525 John Hopkins Court	48,306	100.0%
3545-3575 John Hopkins Court	72,192	74.5%
6114-6154 Nancy Ridge Drive	196,557	100.0%
6828 Nancy Ridge Drive	42,138	100.0%
Pacific Center Boulevard	66,745	100.0%
Road to the Cure	67,998	63.8%
San Diego Science Center	105,364	80.6%
10240 Science Center Drive	49,347	100.0%
10255 Science Center Drive	53,740	100.0%
Sorrento Plaza	31,184	100.0%
Sorrento Valley Boulevard	54,924	100.0%
11388 Sorrento Valley Road	35,940	100.0%
Sorrento West	164,074	99.8%
Torreyana Road	81,204	100.0%
9865 Towne Centre Drive	94,866	100.0%
9885 Towne Centre Drive	104,870	100.0%
Waples Street	50,055	100.0%
Wateridge Circle	106,490	100.0%
Maryland		
Beckley Street	77,225	100.0%
9911 Belward Campus Drive	289,912	100.0%
9920 Belward Campus Drive	51,181	100.0%
9704 Medical Center Drive	122,600	100.0%
9708-9714 Medical Center Drive (2)	92,574	—
1701 / 1711 Research Blvd (2)	104,743	100.0%
Shady Grove Road	635,058	100.0%

Property	Rentable Square Feet	Percent Leased
Tributary Street	91,592	100.0%
50 West Watkins Mill Road	57,410	100.0%
55 / 65 West Watkins Mill Road	82,405	100.0%
New York / New Jersey		
Ardsley Park (2)	160,500	100.0%
Graphics Drive	72,300	64.2%
Landmark at Eastview	763,218	85.6%
Landmark at Eastview II	360,520	100.0%
One Research Way	49,421	—
Pennsylvania		
Eisenhower Road	27,750	100.0%
George Patterson Boulevard	71,500	100.0%
King of Prussia	374,387	100.0%
Phoenixville Pike	104,400	86.7%
Spring Mill Drive	76,561	87.4%
900 Uniqema Boulevard (3)	11,293	100.0%
1000 Uniqema Boulevard (3)	59,821	—
Seattle		
Elliott Avenue	154,341	—
500 Fairview Avenue	22,213	100.0%
530 Fairview Avenue	96,188	80.2%
Monte Villa Parkway	51,000	37.5%
217th Place	67,799	62.9%
University Related—Other		
Paramount Parkway (4)	61,603	100.0%
Patriot Drive (5)	48,394	82.0%
Trade Centre Avenue (6)	78,023	100.0%
Walnut Street (7)	149,984	100.0%
Weston Parkway (8)	30,589	100.0%
Total Consolidated Portfolio / Weighted-Average	12,008,690	83.3%
Unconsolidated Portfolio:		
McKellar Court (9)	72,863	100.0%
650 E. Kendall Street (Kendall B) (10)	280,000	—
350 E. Kendall Street Garage (Kendall F) (10)	1,409 Stalls	100.0%
Total Portfolio / Weighted-Average	**12,361,553**	**81.5%**

(1) We own an 87.5% membership interest in the limited liability company that owns this property.

(2) The property was under redevelopment at December 31, 2011.

(3) Located in New Castle, Delaware.

(4) Located in Morrisville, North Carolina.

(5) Located in Durham, North Carolina.

(6) Located in Longmont, Colorado.

(7) Located in Boulder, Colorado.

(8) Located in Cary, North Carolina.

(9) We own the general partnership interest in the limited partnership that owns the McKellar Court property, which entitles us to 75% of the extraordinary cash flows after repayment of the partners' capital contributions and 22% of the operating cash flows. The property is located in San Diego, California.

(10) We are a member of the limited liability companies that own a portfolio of properties in Cambridge, Massachusetts, which entitles us to approximately 20% of the operating cash flows.

Tenant Information

As of December 31, 2011, our consolidated and unconsolidated properties were leased to 174 tenants, and we estimate that 85% of our annualized base rent was derived from tenants that were research institutions or public companies or their subsidiaries. The following is a summary of our ten largest tenants based on percentage of our annualized base rent as of December 31, 2011:

Tenant	Leased Square Feet	Annualized Base Rent Current (1)	Annualized Base Rent per Leased Sq Ft Current	Percent of Annualized Base Rent Current Total Portfolio	Lease Expiration
		(In thousands)			
Human Genome Sciences, Inc.	924,970	$ 43,611	$ 47.15	11.4%	June 2026
Vertex Pharmaceuticals Incorporated (2)	685,286	33,704	49.18	8.8%	Multiple
Elan Pharmaceuticals, Inc. (3)	414,430	26,915	64.94	7.0%	Multiple
Beth Israel Deaconess Medical Center, Inc.	362,364	25,543	70.49	6.7%	July 2023
Regeneron Pharmaceuticals, Inc.	552,612	23,236	42.05	6.1%	July 2024
Sanofi (4)	418,003	19,469	46.58	5.1%	Multiple
Ironwood Pharmaceuticals, Inc.	210,259	10,758	51.17	2.8%	February 2016
Merck & Co., Inc. (5)	214,946	10,386	48.32	2.7%	Multiple
Children's Hospital Corporation	150,215	9,401	62.58	2.4%	May 2023
Janssen Biotech, Inc. (Johnson & Johnson)	374,387	8,743	23.35	2.3%	April 2014
Total / weighted average (6)	4,307,472	$ 211,766	$ 49.16	55.3%	

(1) Based on current annualized base rent. Current annualized base rent is the monthly contractual rent as of the current quarter ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by twelve months.

(2) 81,204 square feet expire October 2013, 292,758 square feet expire January 2016, 20,608 square feet expire May 2017, and 290,716 square feet expire May 2018.

(3) 138,963 square feet expire December 2012, 15,482 square feet expire January 2013, 55,098 square feet expire December 2014, 115,888 square feet expire April 2024, and 88,999 square feet expire February 2025.

(4) 343,000 square feet expire August 2018 and 75,003 square feet expire October 2018.

(5) This tenant guarantees rent on 39,053 square feet leased at Landmark at Eastview and 30,589 square feet leased at Weston Parkway. 39,053 square feet expire July 2012, 30,589 square feet expire January 2014 and 145,304 square feet expire September 2016.

(6) Without regard to any early lease terminations and/or renewal options.

Lease Terms

Our leases are typically structured for terms of five to 15 years, with extension options, and include a fixed rental rate with scheduled annual escalations. From time to time, we offer rent concessions to new tenants, including periods of free rent or contractual rent discounted from prevailing market rates. Any decision to offer a rent concession, however, is made on a case-by-case basis after taking into account factors such as anticipated lease terms, general and local market conditions, local practices and tenant characteristics. Approximately 99.4% of current annualized base rent at December 31, 2011 was earned from triple-net leases. Triple-net leases are those in which tenants pay not only base rent, but also some or all real estate taxes and operating expenses of the leased property. Current annualized base rent is the monthly contractual rent as of the current quarter ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by twelve months. Tenants typically reimburse us for the full direct cost, without regard to a base year or expense stop, for use of lighting, heating and air conditioning, and certain capital improvements necessary to maintain the property in its original condition. We are generally responsible for structural repairs.

ITEM 3. *LEGAL PROCEEDINGS*

Although we are involved in legal proceedings arising in the ordinary course of business, we are not currently a party to any legal proceedings nor is any legal proceeding threatened against us that we believe would have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (BIOMED REALTY TRUST, INC.)*

BioMed Realty Trust, Inc.'s common stock has been listed on the New York Stock Exchange, or NYSE, under the symbol "BMR" since August 6, 2004. On February 8, 2012, the reported closing sale price per share for BioMed Realty Trust, Inc.'s common stock on the NYSE was $19.28 and there were approximately 267 holders of record. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared per share.

Period	High	Low	Last	Cash Dividend per Common Share
First Quarter 2010	$ 17.88	$ 13.36	$ 16.54	$ 0.14
Second Quarter 2010	$ 19.50	$ 15.04	$ 16.09	$ 0.15
Third Quarter 2010	$ 19.25	$ 14.79	$ 17.92	$ 0.17
Fourth Quarter 2010	$ 19.50	$ 16.64	$ 18.65	$ 0.17
First Quarter 2011	$ 19.19	$ 16.72	$ 19.02	$ 0.20
Second Quarter 2011	$ 20.86	$ 18.14	$ 19.24	$ 0.20
Third Quarter 2011	$ 21.03	$ 14.94	$ 16.57	$ 0.20
Fourth Quarter 2011	$ 18.95	$ 15.44	$ 18.08	$ 0.20

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this annual report on Form 10-K.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (BioMed Realty, L.P.)

There is no established public trading market for BioMed Realty, L.P.'s OP units. As of February 8, 2012, there were 19 holders of record of BioMed Realty, L.P.'s OP units, including BioMed Realty Trust, Inc. The following table sets forth, for the periods indicated, the distributions we declared with respect to BioMed Realty, L.P.'s OP units for the periods indicated.

Period	Cash Distribution per Unit
First Quarter 2010	$ 0.14
Second Quarter 2010	$ 0.15
Third Quarter 2010	$ 0.17
Fourth Quarter 2010	$ 0.17
First Quarter 2011	$ 0.20
Second Quarter 2011	$ 0.20
Third Quarter 2011	$ 0.20
Fourth Quarter 2011	$ 0.20

As of December 31, 2011, there were 156,695,020 operating partnership units and 386,441 LTIP units outstanding, and (1) there were no operating partnership units subject to outstanding options or warrants to purchase, (2) there were no securities convertible into BioMed Realty, L.P.'s operating partnership units and (3) there were no operating partnership units that have been, or are proposed to be, publicly offered by us. As of December 31, 2011, there were 133,661,318 operating partnership units which could be sold pursuant to Rule 144 under the Securities Act, subject to other restrictions on transfer in the securities laws or in BioMed Realty, L.P.'s partnership agreement. Currently, pursuant to the terms of BioMed Realty, L.P.'s partnership agreement, any transfer of OP units by the limited partners, except to us, as general partner, to an affiliate of the transferring limited partner, to other original limited partners, to immediate family members of the transferring limited partner, to a trust for the benefit of a charitable beneficiary, or to a lending institution as collateral for a bona fide loan, subject to specified limitations, will be subject to a right of first refusal by us and must be made only to "accredited investors" as defined under Rule 501 of the Securities Act.

We intend to continue to declare quarterly distributions on BioMed Realty, L.P.'s OP units and BioMed Realty Trust, Inc.'s common stock. The actual amount and timing of future distributions will be at the discretion of BioMed Realty Trust, Inc.'s board of directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts or timing of future distributions. In addition, our credit facility and the indentures governing the Notes due 2016 and Notes due 2020 contain financial covenants which may limit our ability to pay distributions to BioMed Realty, L.P.'s unitholders and BioMed Realty Trust, Inc.'s common stockholders. We do not anticipate that our ability to pay distributions will be impaired by the terms of our credit facility, or the indentures governing the Notes due 2016 and Notes due 2020. However, there can be no assurances in that regard.

Sales of Unregistered Equity Securities

During 2011, BioMed Realty, L.P. issued operating partnership units in private placements in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, in the amounts and for the consideration set forth below:

During the year ended December 31, 2011, BioMed Realty Trust, Inc. issued, net of forfeitures, an aggregate of 470,780 shares of its common stock in connection with restricted stock awards under its incentive award plan for no cash consideration. For each share of common stock issued by BioMed Realty Trust, Inc. in connection with such an award, BioMed Realty, L.P. issued a restricted operating partnership unit to BioMed Realty Trust, Inc. During the year ended December 31, 2011, BioMed Realty, L.P. issued, net of forfeitures, an aggregate of 470,780 restricted operating partnership units to BioMed Realty Trust, Inc., as required by BioMed Realty, L.P.'s partnership agreement.

On November 17, 2011, BioMed Realty Trust, Inc. sold 22,562,922 shares of its common stock in an underwritten public offering. BioMed Realty Trust, Inc. contributed the net proceeds from this offering of approximately $399.6 million, after deducting the underwriter's discount and commissions and offering expenses, to BioMed Realty, L.P. in exchange for 22,562,922 operating partnership units. The shares of common stock were offered and sold under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission pursuant to our shelf registration statement on Form S-3 (File No. 333-161751).

Stock Performance Graph

The following graph shows a comparison from December 31, 2006 to December 31, 2011 of cumulative total shareholder return, calculated on a dividend reinvested basis, for BioMed Realty Trust, Inc., the S&P 500 Stock Index, or the S&P 500, and the National Association of Real Estate Investment Trusts, Inc. Equity REIT Total Return Index, or the Industry Index, which includes all tax-qualified equity REITs listed on the NYSE. The graph assumes $100 was invested in each of BioMed Realty Trust, Inc.'s common stock, the S&P 500 and the Industry Index on December 31, 2006. Data points on the graph are annual. Note that historic stock price performance is not necessarily indicative of future stock price performance.


Total Return Performance
Index Value
125
100
75
50
25
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
BioMed Realty Trust, Inc.
S&P 500
NAREIT All Equity REIT Index

Source : SNL Financial LC,

ITEM 6. *SELECTED FINANCIAL DATA*

The following sets forth selected consolidated financial and operating information which is derived from our audited consolidated financial statements. The following data should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report.

BIOMED REALTY TRUST, INC.
(Dollars in thousands, except share data)

	Years Ended December 31,				
	2011	2010	2009	2008	2007
Statements of Income:					
Revenues:					
Total revenues	$ 439,699	$ 386,437	$ 361,166	$ 301,973	$ 266,109
Expenses:					
Rental operations	128,809	112,438	104,824	84,729	71,142
Depreciation and amortization	142,681	115,355	109,620	84,227	72,202
General and administrative	30,966	25,901	22,455	22,659	21,474
Acquisition related expenses	1,099	3,053	464	175	396
Total expenses	303,555	256,747	237,363	191,790	165,214
Income from operations	136,144	129,690	123,803	110,183	100,895
Equity in net loss of unconsolidated partnerships	(2,489)	(1,645)	(2,390)	(1,200)	(893)
Interest expense, net	(89,181)	(86,073)	(64,690)	(40,687)	(27,796)
Other (expense)/income	(1,760)	(2,658)	3,467	(5,165)	—
Income from continuing operations	42,714	39,314	60,190	63,131	72,206
Income from discontinued operations before gain on sale of assets	—	—	—	—	639
Gain on sale of real estate assets	—	—	—	—	1,087
Income from discontinued operations	—	—	—	—	1,726
Net income	42,714	39,314	60,190	63,131	73,932
Net income attributable to noncontrolling interests	(525)	(498)	(1,468)	(2,077)	(2,531)
Net income attributable to the Company	42,189	38,816	58,722	61,054	71,401
Preferred stock dividends	(16,033)	(16,963)	(16,963)	(16,963)	(16,868)
Cost on redemption of preferred stock	(165)	—	—	—	—
Net income available to common stockholders	$ 25,991	$ 21,853	$ 41,759	$ 44,091	$ 54,533
Income from continuing operations per share available to common stockholders:					
Basic earnings per share	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.81
Diluted earnings per share	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.80
Net income per share available to common stockholders:					
Basic earnings per share	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.83
Diluted earnings per share	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.83
Weighted-average common shares outstanding:					
Basic	132,625,915	112,698,704	91,011,123	71,684,244	65,303,204
Diluted	135,609,843	115,718,199	91,851,002	75,408,153	68,738,694

	Years Ended December 31,				
	2011	2010	2009	2008	2007
Cash dividends declared per common share	$ 0.80	$ 0.63	$ 0.70	$ 1.34	$ 1.24
Cash dividends declared per preferred share	$ 1.84	$ 1.84	$ 1.84	$ 1.84	$ 1.83
Balance Sheet Data (at period end):					
Investments in real estate, net	$ 3,950,246	$ 3,536,114	$ 2,971,767	$ 2,960,429	$ 2,807,599
Total assets	4,428,545	3,959,754	3,283,274	3,229,314	3,058,631
Total indebtedness	1,681,425	1,497,465	1,361,805	1,341,099	1,489,585
Total liabilities	1,816,349	1,646,858	1,459,342	1,591,365	1,641,850
Total equity	2,612,196	2,312,896	1,823,932	1,637,949	1,416,781
Other Data:					
Cash flows from/(used in):					
Operating activities	175,031	161,895	144,128	115,046	114,965
Investing activities	(604,331)	(710,986)	(156,666)	(218,661)	(409,301)
Financing activities	424,244	550,636	11,038	111,558	282,151

2011 Annual Report to Stockholders

BIOMED REALTY, L.P.
(Dollars in thousands, except unit data)

	Years Ended December 31,				
	2011	2010	2009	2008	2007
Statements of Income:					
Revenues:					
Total revenues	$ 439,699	$ 386,437	$ 361,166	$ 301,973	$ 266,109
Expenses:					
Rental operations	128,809	112,438	104,824	84,729	71,142
Depreciation and amortization	142,681	115,355	109,620	84,227	72,202
General and administrative	30,966	25,901	22,455	22,659	21,474
Acquisition related expenses	1,099	3,053	464	175	396
Total expenses	303,555	256,747	237,363	191,790	165,214
Income from operations	136,144	129,690	123,803	110,183	100,895
Equity in net loss of unconsolidated partnerships	(2,489)	(1,645)	(2,390)	(1,200)	(893)
Interest expense, net	(89,181)	(86,073)	(64,690)	(40,687)	(27,796)
Other (expense)/income	(1,760)	(2,658)	3,467	(5,165)	—
Income from continuing operations	42,714	39,314	60,190	63,131	72,206
Income from discontinued operations before gain on sale of assets	—	—	—	—	639
Gain on sale of real estate assets	—	—	—	—	1,087
Income from discontinued operations	—	—	—	—	1,726
Net income	42,714	39,314	60,190	63,131	73,932
Net income/(loss) attributable to noncontrolling interests	44	48	64	9	(45)
Net income attributable to the operating partnership	42,758	39,362	60,254	63,140	73,887
Preferred unit dividends	(16,033)	(16,963)	(16,963)	(16,963)	(16,868)
Cost on redemption of preferred units	(165)	—	—	—	—
Net income available to the operating partnership	$ 26,560	$ 22,399	$ 43,291	$ 46,177	$ 57,019
Income from continuing operations attributable to unitholders:					
Basic earnings per unit	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.80
Diluted earnings per unit	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.80
Net income per unit attributable to unitholders:					
Basic earnings per unit	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.83
Diluted earnings per unit	$ 0.19	$ 0.19	$ 0.45	$ 0.61	$ 0.83
Weighted-average units outstanding:					
Basic	135,549,934	115,572,569	94,005,382	74,753,230	68,219,557
Diluted	135,549,934	115,572,569	94,005,382	75,408,153	68,738,694
Cash distributions declared per unit	$ 0.80	$ 0.63	$ 0.70	$ 1.34	$ 1.24
Cash distributions declared per preferred unit	$ 1.84	$ 1.84	$ 1.84	$ 1.84	$ 1.83
Balance Sheet Data (at period end):					
Investments in real estate, net	$ 3,950,246	$ 3,536,114	$ 2,971,767	$ 2,960,429	$ 2,807,599
Total assets	4,428,545	3,959,754	3,283,274	3,229,314	3,058,631
Total indebtedness	1,681,425	1,497,465	1,361,805	1,341,099	1,489,585
Total liabilities	1,816,349	1,646,858	1,459,342	1,591,365	1,641,850
Total capital	2,612,196	2,312,896	1,823,932	1,637,949	1,416,781
Other Data:					
Cash flows from/(used in):					
Operating activities	175,031	161,895	144,128	115,046	114,965
Investing activities	(604,331)	(710,986)	(156,666)	(218,661)	(409,301)
Financing activities	424,244	550,636	11,038	111,558	282,151

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section above entitled "Item 1. Business — Forward-Looking Statements." Certain risk factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section above entitled "Item 1A. Risk Factors."

Overview

As used herein, the terms "we," "us," "our" or the "Company" refer to BioMed Realty Trust, Inc., a Maryland corporation, and any of our subsidiaries, including BioMed Realty, L.P., a Maryland limited partnership of which BioMed Realty Trust, Inc. is the parent company and general partner, which may be referred to herein as the "operating partnership." BioMed Realty Trust, Inc. conducts its business and owns its assets through the operating partnership and operates as a fully integrated, self-administered and self-managed REIT. The operating partnership is focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Francisco, Maryland, San Diego, New York/New Jersey, Pennsylvania, and Seattle.

We were formed on April 30, 2004 and completed BioMed Realty Trust, Inc.'s initial public offering on August 11, 2004.

At December 31, 2011, we owned or had interests in a portfolio with an aggregate of approximately 12.4 million rentable square feet.

Factors Which May Influence Future Operations

Our long-term corporate strategy is to continue to focus on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. As of December 31, 2011, our current consolidated operating portfolio was 90.2% leased on a weighted average basis to 170 tenants. As of December 31, 2010, our current consolidated operating portfolio was 88.6% leased on a weighted average basis to 149 tenants. The increase in the overall leased percentage was due to an increase in leased square feet related to increased leasing activity. Our current operating portfolio increased by approximately 745,000 rentable square feet, or 7.8%, and total leased square footage increased by approximately 1.1 million square feet, or 12.6%, during the same period.

Leases representing approximately 5.2% of our leased square footage expire during 2012 and leases representing approximately 5.7% of our leased square footage expire during 2013. Our leasing strategy for 2012 focuses on leasing vacant space, negotiating renewals for leases scheduled to expire during the year, and identifying new tenants or existing tenants seeking additional space to occupy the spaces for which we are unable to negotiate such renewals. We may proceed with additional new developments and acquisitions, as real estate and capital market conditions permit.

As a direct result of the recent economic recession, we believe that the fair-values of some of our properties may have declined below their respective carrying values. However, to the extent that a property has a substantial remaining estimated useful life and management does not believe that the property will be disposed of prior to the end of its useful life, it would be unusual for undiscounted cash flows to be insufficient to recover the property's carrying value. We presently have the ability and intent to continue to own and operate our existing portfolio of properties and estimated undiscounted future cash flows from the operation of the properties are expected to be sufficient to recover the carrying value of each property. Accordingly, we do not believe that the carrying value of any of our properties is impaired. If our ability and/or our intent with regard to the operation of our properties otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to fair-value and such loss could be material.

Redevelopment/Development Properties

We are actively engaged in the redevelopment and development of certain properties in our portfolio. We believe that these activities will ultimately result in a return on our additional investment once the redevelopment and development activities have been completed and the properties are leased. However, redevelopment and development activities involve inherent risks and assumptions relating to our ability to fully lease the properties. Our objective is to have these properties fully leased upon completion of the construction activities. However, our ability to fully lease the properties may be adversely affected by changing market conditions, including periods of economic slowdown or recession, rising interest rates, declining demand for life science office and laboratory space, local oversupply of real estate assets, or competition from others, any of which may diminish our opportunities for leasing the property on favorable terms or at all. In addition, we may fail to retain tenants that have leased our properties, or may face significant monetary penalties, if we do not complete the construction of these properties in a timely manner or to the tenants' specifications. Further, our competitors with greater resources may have more flexibility than we do in their ability to offer rental concessions to attract tenants to their properties, which could put pressure on our ability to attract tenants at rental rates that will provide an expected return on our additional investment in these properties. As a result, we may be unable to fully lease some of our redevelopment/development properties in a timely manner upon the completion of major construction activities.

We also rely on external sources of debt and equity funding to provide capital for our redevelopment and development projects. Although we believe that we currently have sufficient borrowing capacity and will be able to obtain additional funding as necessary, we may be unable to obtain financing on reasonable terms (or at all) or we may be forced to seek alternative sources of potentially less attractive financing, which may require us to adjust our business and construction plans accordingly. Further, we may spend more time or money than anticipated to redevelop or develop our properties due to delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations or other unanticipated delays in the construction.

The following summarizes our consolidated properties under redevelopment at December 31, 2011:

Property	Current Rentable Square Feet	Percent Leased	Estimated In-Service Date(1)
Redevelopment			
9708-9714 Medical Center Drive	92,574	—	Q1 2013
Ardsley Park	160,500	100.0%	Q2 2012
1701 / 1711 Research Blvd	104,743	100.0%	Q2 2013
Total/Weighted-Average	357,817	74.1%	

(1) Our estimate of the time in which redevelopment will be substantially complete. We estimate that the projects will be substantially complete and held available for their intended use upon the completion of tenant improvements, but no later than one year from the cessation of major construction activities. We currently estimate that we will invest up to an additional $35.1 million before the redevelopment of these properties is substantially complete.

Lease Expirations

The following is a summary of lease expirations over the next ten calendar years for leases in place at December 31, 2011. This table assumes that none of the tenants exercise renewal options or early termination rights, if any, at or prior to the scheduled expirations:

Year of Lease Expiration	Leased Square Feet	Percent of Leased Square Feet	Current Annualized Base Rent	Percent of Current Annualized Base Rent	Current Annualized Base Rent per Leased Square Feet
			(In thousands)		
Month-to-month	25,999	0.3%	$ 820	0.2%	$ 31.54
2012	527,434	5.2%	23,511	6.2%	44.58
2013	572,267	5.7%	13,433	3.5%	23.47
2014	786,974	7.8%	21,839	5.7%	27.75
2015	469,196	4.7%	15,335	4.0%	32.68
2016	1,408,277	14.0%	54,595	14.2%	38.77
2017	206,491	2.0%	6,313	1.6%	30.57
2018	1,189,141	11.8%	52,732	13.7%	44.34
2019	290,589	2.9%	8,942	2.3%	30.77
2020	400,771	4.0%	16,273	4.2%	40.60
2021	583,390	5.8%	13,948	3.6%	23.91
Thereafter	3,615,330	35.8%	156,122	40.8%	43.18
Total Portfolio / Weighted Average	10,075,859	100.0%	$ 383,863	100.0%	$ 38.10

The success of our leasing and development strategy will be dependent upon the general economic conditions and more specifically real estate market conditions and life science industry trends in the United States and in our target markets of Boston, San Francisco, San Diego, Maryland, New York/New Jersey, Pennsylvania and Seattle and research parks near or adjacent to universities. We cannot give any assurance that leases will be renewed or that available space will be released at rental rates equal to or above the current contractual rental rates or at all.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. On an ongoing basis, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they address the most material parts of our financial statements, require complex judgment in their application or require estimates about matters that are inherently uncertain.

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	Remaining useful life, not to exceed 40 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	3 to 5 years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Our estimates of useful lives have a direct impact on our net income. If expected useful lives of our investments in real estate were shortened, we would depreciate the assets over a shorter time period, resulting in an increase to depreciation expense and a corresponding decrease to net income on an annual basis.

Management must make significant assumptions in determining the value of assets and liabilities acquired. The use of different assumptions in the allocation of the purchase cost of the acquired properties could affect the timing of recognition of the related revenue and expenses. The fair-value of tangible assets of an acquired property (which includes land, buildings and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the relative fair-value of these assets. Factors considered by us in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements are recorded based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period (see discussion of the recognition of acquired above-market and below-market leases in Revenue Recognition, Operating Expenses and Lease Terminations section below). The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated or if termination is determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of all unamortized amounts related to that lease would be accelerated and such amounts written off.

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. We capitalize costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. The determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. We consider a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with any remaining portion under construction. Costs associated with acquisitions are charged to expense as incurred.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, we review the recoverability of the property's carrying value. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in long-lived assets. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although our strategy is to hold our properties over the long-term, if our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to fair-value and such loss could be material. If we determine that impairment has occurred, the affected assets must be reduced to their fair-value.

Revenue Recognition, Operating Expenses and Lease Terminations

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, we evaluate whether we or the lessee is the owner, for accounting purposes, of the tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination we consider all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) our estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the remaining non-cancelable terms of the respective leases. If a lease were to be terminated or if termination were determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of the related unamortized above or below market lease intangible would be accelerated and such amounts written off.

Rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs, are subject to recovery from tenants under the terms of our lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recorded in revenues as tenant recoveries, and the expenses are recorded in rental operations expenses, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

On an ongoing basis, we evaluate the recoverability of tenant balances, including rents receivable, straight-line rents receivable, tenant improvements, deferred leasing costs and any acquisition intangibles. When it is determined that the recoverability of tenant balances is not probable, an allowance for expected losses related to tenant receivables, including straight-line rents receivable, utilizing the specific identification method is recorded as a charge to earnings. Upon the termination of a lease, the amortization of tenant improvements, deferred leasing costs and acquisition intangible assets and liabilities is accelerated to the expected termination date as a charge to their respective line items and tenant receivables are written off as a reduction of the allowance in the period in which the balance is deemed to be no longer collectible. For financial reporting purposes, a lease is treated as terminated upon a tenant filing for bankruptcy, when a space is abandoned and a tenant ceases rent payments, or when other circumstances indicate that termination of a tenant's lease is probable (e.g., eviction). Lease termination fees are recognized in other revenue when the related leases are canceled, the amounts to be received are fixed and determinable and collectability is assured, and when we have no continuing obligation to provide services to such former tenants.

Investments in Partnerships and Limited Liability Companies

We evaluate our investments in limited liability companies and partnerships to determine whether such entities may be a variable interest entity, or VIE, and, if a VIE, whether we are the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. We consider a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, we consider the rights of other investors to participate in policy making decisions, to replace or remove the manager of the entity and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE. We have determined that we are the primary beneficiary in six VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in the accompanying consolidated financial statements.

If the above conditions do not apply, we consider whether a general partner or managing member controls a limited partnership or limited liability company, respectively. The general partner in a limited partnership or managing member in a limited liability company is presumed to control that limited partnership or limited liability company, as applicable. The presumption may be overcome if the limited partners or members have either (1) the substantive ability to dissolve the limited partnership or limited liability company, as applicable, or otherwise remove the general partner or managing member, as applicable, without cause or (2) substantive participating rights, which provide the limited partners or members with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's or limited liability company's business, as applicable, and thereby preclude the general partner or managing member from exercising unilateral control over the partnership or limited liability company, as applicable. If these criteria are met and we are the general partner or the managing member, as applicable, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated, we account for investments in entities over which we exercise significant influence, but do not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, our net equity in the investment is reflected in the consolidated balance sheets and its share of net income or loss is included in our consolidated statements of income.

On a periodic basis, management assesses whether there are any indicators that the carrying value of our investments in unconsolidated partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if management's estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair-value of the investment. Management does not believe that the value of any of our unconsolidated investments in partnerships or limited liability companies was impaired as of December 31, 2011.

Assets and Liabilities Measured at Fair-Value

We measure financial instruments and other items at fair-value where required under GAAP, but have elected not to measure any additional financial instruments and other items at fair-value as permitted under fair-value option accounting guidance.

Fair-value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, there is a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. Our assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

We have used interest rate swaps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Derivative Instruments

We record all derivatives on the consolidated balance sheets at fair-value. In determining the fair-value of our derivatives, we consider our credit risk and that of our counterparties. These counterparties are generally larger financial institutions engaged in providing a variety of financial services. These institutions generally face similar risks regarding adverse changes in market and economic conditions, including, but not limited to, fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. The ongoing disruptions in the financial markets have heightened the risks to these institutions. While management believes that our counterparties will meet their obligations under the derivative contracts, it is possible that defaults may occur.

The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk in a fair-value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in accumulated other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. If charges relating to the hedged transaction are being deferred pursuant to redevelopment or development activities, the effective portion of changes in the fair-value of the derivative are also deferred in other comprehensive income on the consolidated balance sheet, and are amortized to the income statement once the deferred charges from the hedged transaction begin again to affect earnings. The ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives that are not classified as hedges, changes in the fair-value of the derivative are recognized directly in earnings in the period in which the change occurs.

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Our primary objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During the years ended December 31, 2011, 2010 and 2009, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt (see Note 9 of the Notes to Consolidated Financial Statements included elsewhere herein). We formally document the hedging relationships for all derivative instruments, have historically accounted for our interest rate swap agreements as cash flow hedges, and do not use derivatives for trading or speculative purposes.

Results of Operations

The following is a comparison, for the years ended December 31, 2011 and 2010 and for the years ended December 31, 2010 and 2009, of the consolidated operating results of BioMed Realty Trust, Inc. (including the operating results of BioMed Realty, L.P.).

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

The following table sets forth the basis for presenting the historical financial information for same properties (all properties except redevelopment/development, new properties, and corporate entities), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2011 or 2010), new properties (properties that were not owned for each of the full years ended December 31, 2011 and 2010 and were not under redevelopment/development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint ventures), in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2011	2010	2011	2010	2011	2010	2011	2010
Rental	$ 279,330	$ 282,023	$ 5,281	$ 1,023	$ 45,998	$ 12,054	$ 7	$ 7
Tenant recoveries	89,244	83,901	705	246	11,180	2,351	1,173	905
Other income	6,692	2,470	2	2	2	—	85	1,455
Total revenues	$ 375,266	$ 368,394	$ 5,988	$ 1,271	$ 57,180	$ 14,405	$ 1,265	$ 2,367

Rental Revenues. Rental revenues increased $35.5 million to $330.6 million for the year ended December 31, 2011 compared to $295.1 million for the year ended December 31, 2010. The increase was primarily due to properties acquired in 2010, and the commencement of leases.

Tenant Recoveries. Revenues from tenant reimbursements increased $14.9 million to $102.3 million for the year ended December 31, 2011 compared to $87.4 million for the year ended December 31, 2010. The increase was primarily due to properties acquired in 2010, the commencement of new leases, and higher rental operations expenses. Same property tenant recoveries increased $5.3 million, or 6.4%, for the year ended December 31, 2011 compared to the same period in 2010 primarily as a result of the commencement of new leases and higher rental operations expenses.

The percentage of recoverable expenses recovered at our properties increased to 79.4% for the year ended December 31, 2011 compared to 77.7% for the year ended December 31, 2010. The increase was primarily due to properties acquired in 2010 and the commencement of new leases.

Other Income. During the year ended December 31, 2011, we recorded approximately $4.1 million in lease termination income related to an early lease termination at one of our properties as described in more detail below in the section "Lease Termination." Other income for the year ended December 31, 2010 primarily comprised proceeds related to a tenant bankruptcy of approximately $1.4 million, consideration received related to an early lease termination of approximately $790,000, realized gains from the sale of equity investments in the amount of $865,000 and development fees earned from our PREI joint ventures. Termination payments received for terminated leases for the years ended December 31, 2011 and 2010 aggregated $6.2 million and $2.3 million, respectively.

The following table shows operating expenses for same properties, redevelopment/development properties, new properties, and corporate entities, in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2011	2010	2011	2010	2011	2010	2011	2010
Rental operations	$ 108,804	$ 104,010	$ 1,877	$ 691	$ 12,992	$ 2,734	$ 5,136	$ 5,003
Depreciation and amortization	106,686	106,399	4,868	1,769	31,126	7,187	—	—
Total expenses	$ 215,490	$ 210,409	$ 6,745	$ 2,460	$ 44,118	$ 9,921	$ 5,136	$ 5,003

Rental Operations Expense. Rental operations expense increased $16.4 million to $128.8 million for the year ended December 31, 2011 compared to $112.4 million for the year ended December 31, 2010. The increase was primarily due to properties acquired in 2010 and increases in same property rental operations expense. Same property rental operations expense increased $4.8 million, or 4.6%, for the year ended December 31, 2011 compared to 2010 primarily due to the commencement of new leases, higher bad debt expense and higher utility costs.

For the year ended December 31, 2011, we recorded bad debt expense of $2.3 million as compared to $1.8 million for the year ended December 31, 2010. The increase in bad debt expense related to amounts considered uncollectible as a result of a lease termination during the year ended December 31, 2011.

As of December 31, 2011, we had fully reserved tenant receivables (both accounts receivable and straight-line rents) for certain tenants that had not terminated their leases. Such tenants may be paying some or all of their rent on a current basis, but recoverability of some or all past due receivable balances is not considered probable.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $27.3 million to $142.7 million for the year ended December 31, 2011 compared to $115.4 million for the year ended December 31, 2010. The increase was primarily due to properties acquired in 2010.

General and Administrative Expenses. General and administrative expenses increased $5.1 million to $31.0 million for the year ended December 31, 2011 compared to $25.9 million for the year ended December 31, 2010. The increase was primarily due to an increase in aggregate compensation costs due to higher headcount as compared to the prior year.

Acquisition Related Expenses. Acquisition related expenses decreased to $1.1 million for the year ended December 31, 2011 compared to $3.1 million for the year ended December 31, 2010. The decrease was primarily due to a decrease in acquisition activities in 2011 as compared to the prior year.

Equity in Net Loss of Unconsolidated Partnerships. Equity in net loss of unconsolidated partnerships increased $844,000 to $2.5 million for the year ended December 31, 2011 compared to $1.6 million for the year ended December 31, 2010. The increased loss primarily reflects the commencement of depreciation and cessation of interest capitalization on a vacant property that was under development in 2010 and subsequently placed into service.

Interest Expense, Net. Interest cost incurred for the year ended December 31, 2011 totaled $96.7 million compared to $91.5 million for the year ended December 31, 2010. Total interest cost incurred increased primarily as a result of higher average debt balances outstanding during 2011 and increases in the average interest rate on our outstanding borrowings due to the issuance of new fixed-rate indebtedness with a higher interest rate than the variable-rate indebtedness it replaced, partially offset by the expiration of derivative instruments and repayment of certain higher coupon mortgage notes payable. Interest expense, net increased $3.1 million to $89.2 million for the year ended December 31, 2011 compared to $86.1 million for the year ended December 31, 2010. Interest expense, net increased primarily as a result of the increase in interest cost incurred partially offset by an increase in capitalized interest.

Interest expense, net consisted of the following (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010
Mortgage notes payable	$ 43,803	$ 47,371
Amortization of debt premium on mortgage notes payable	(1,678)	(1,939)
Amortization of deferred interest costs (see Note 9)	7,027	7,114
Derivative instruments (see Note 9)	3,385	10,343
Secured term loan	—	1,391
Exchangeable senior notes	7,429	7,921
Unsecured senior notes	26,905	10,293
Amortization of debt discount on notes	829	701
Unsecured line of credit	4,694	4,018
Amortization of deferred loan fees	4,355	4,302
Interest cost incurred	96,749	91,515
Capitalized interest	(7,568)	(5,442)
Total interest expense, net	$ 89,181	$ 86,073

Other Expense. Other expenses consisted of the following (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010
Loss on extinguishment of debt	$ (763)	$ (2,205)
Gain on revaluation of acquired unconsolidated partnerships	4,679	—
Other-than-temporary impairment of marketable securities	(5,132)	—
Loss on derivative instruments	(544)	(453)
Total other expense	$ (1,760)	$ (2,658)

During the year ended December 31, 2011, we repaid in full outstanding mortgage notes totaling approximately $60.2 million pertaining to the Ardentech Court, Road to the Cure, 10255 Science Center Drive, Sorrento West and 9865 Towne Centre Drive properties. This resulted in the recognition of a loss on extinguishment of debt representing prepayment penalties and the write-off of deferred loan fees, partially offset by the write-off of unamortized debt premium. During the year ended December 31, 2010, we repurchased $26.4 million face value of our Notes due 2026. This repurchase resulted in the recognition of a loss on extinguishment of debt of approximately $863,000 (representing the write-off of deferred loan fees and unamortized debt discount). In addition, we recognized a loss on extinguishment of debt related to the write-off of approximately $1.4 million of deferred loan fees and legal expenses as a result of the voluntary prepayment in full of $250.0 million in outstanding borrowings under our secured term loan.

The gain on revaluation of acquired unconsolidated partnerships resulted from our acquisition of the remaining 80% ownership of the Rogers Street assets from our PREI joint venture in December 2011. Significant declines in the value of investments in available-for-sale securities in two publicly traded companies we considered other-than-temporary resulted in the reclassification of an unrealized loss from other comprehensive income. The loss on derivative instruments in both 2011 and 2010 reflects hedging ineffectiveness associated with certain interest rate derivative contracts.

Lease Termination. During the year ended December 31, 2011, we recorded approximately $4.1 million in lease termination income, which has been recorded as other income, related to an early lease termination at one of our properties. Consideration was in the form of marketable equity securities received from the former tenant and the recognition of previously deferred rental income related to the property. As a result of this lease termination, bad debt expense of approximately $1.0 million was recorded and the amortization of certain intangibles was accelerated resulting in an additional depreciation and amortization expense of approximately $712,000. The net impact of this lease termination for the year ended December 31, 2011 increased net income by approximately $2.4 million. In addition, as described above, other expense includes an unrealized loss, considered to be other-than-temporary, related to investments in marketable securities of which approximately $4.1 million relates to an investment in the former tenant received in connection with a restructuring of the now terminated lease in a prior quarter. The net effect of all these transactions for the year ended December 31, 2011 reduced net income by $1.7 million.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

The following table sets forth the basis for presenting the historical financial information for same properties (all properties except redevelopment/development, new properties and corporate entities), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2010 or 2009), new properties (properties that were not owned for each of the full years ended December 31, 2010 and 2009 and were not under redevelopment/development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint ventures), in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2010	2009	2010	2009	2010	2009	2010	2009
Rental	$ 209,152	$ 214,187	$ 72,891	$ 55,713	$ 13,057	$ —	$ 7	$ 1
Tenant recoveries	54,918	56,034	28,983	20,622	2,597	—	905	750
Other income	1,655	11,125	817	8	—	—	1,455	2,726
Total revenues	$ 265,725	$ 281,346	$ 102,691	$ 76,343	$ 15,654	$ —	$ 2,367	$ 3,477

Rental Revenues. Rental revenues increased $25.2 million to $295.1 million for the year ended December 31, 2010 compared to $269.9 million for the year ended December 31, 2009. The increase was primarily due to properties acquired in 2010. Same property rental revenues decreased $5.0 million, or 2.4%, for the year ended December 31, 2010 compared to the same period in 2009. The decrease in same property rental revenues was primarily due to decreases in lease rates related to lease extensions at certain properties (which had the effect of decreasing rental revenue recognized on a straight-line basis), lease expirations, and the full amortization of below-market intangible assets in 2010, partially offset by the commencement of new leases at certain properties in 2010.

Tenant Recoveries. Revenues from tenant reimbursements increased $10.0 million to $87.4 million for the year ended December 31, 2010 compared to $77.4 million for the year ended December 31, 2009. The increase was primarily due to properties acquired in 2010, the commencement of new leases, and higher rental operations expenses. Same property tenant recoveries decreased $1.1 million, or 2.0%, for the year ended December 31, 2010 compared to the same period in 2009 primarily as a result of lease expirations and changes in 2009 at certain properties where the tenant began to pay vendors directly for certain recoverable expenses, partially offset by lease commencements.

The percentage of recoverable expenses recovered at our properties increased to 77.7% for the year ended December 31, 2010 compared to 73.8% for the year ended December 31, 2009. The increase in the recovery percentage was primarily due to properties acquired in 2010 and the commencement of new leases.

Other Income. Other income for the year ended December 31, 2010 primarily comprised proceeds related to a tenant bankruptcy of approximately $1.4 million, consideration received related to an early lease termination of approximately $790,000, realized gains from the sale of equity investments in the amount of $865,000 and development fees earned from our PREI joint ventures. Other income for the year ended December 31, 2009 primarily comprised consideration received related to early lease terminations of approximately $10.9 million and development fees earned from our PREI joint ventures.

The following table shows operating expenses for same properties, redevelopment/development properties, new properties, and corporate entities, in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2010	2009	2010	2009	2010	2009	2010	2009
Rental operations	$ 66,780	$ 69,853	$ 37,666	$ 30,093	$ 2,988	$ —	$ 5,004	$ 4,878
Depreciation and amortization	68,076	79,316	39,787	30,304	7,492	—	—	—
Total expenses	$ 134,856	$ 149,169	$ 77,453	$ 60,397	$ 10,480	$ —	$ 5,004	$ 4,878

Rental Operations Expense. Rental operations expense increased $7.6 million to $112.4 million for the year ended December 31, 2010 compared to $104.8 million for the year ended December 31, 2009. The increase was primarily due to properties that were under redevelopment or development for which partial revenue recognition commenced during 2009 and 2010 (principally at our Center for Life Science | Boston, Pacific Research Center, and Landmark at Eastview properties) and properties acquired in 2010, partially offset by a decrease in bad debt expense. For the years ended December 31, 2010 and 2009, we recorded bad debt expense of $1.8 million and $6.3 million, respectively. The decrease in bad debt expense was primarily due to amounts deemed to be uncollectible as a result of a higher number of tenant bankruptcies (totaling $0 and approximately $534,000 of bad debt expense for the years ended December 31, 2010 and 2009, respectively), lease terminations or expected nonpayment or renegotiation of unpaid tenant receivables for the year ended December 31, 2009 as compared to 2010.

Same property rental operations expense decreased $3.1 million, or 4.4%, for the year ended December 31, 2010 compared to 2009 primarily due to the write-off of accounts receivable and accrued straight line rents related to early lease terminations of approximately $4.5 million in 2009 and changes in 2009 at certain properties where the tenant began to pay vendors directly for certain recoverable expenses.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $5.8 million to $115.4 million for the year ended December 31, 2010 compared to $109.6 million for the year ended December 31, 2009. The increase was primarily due to the commencement of partial operations and recognition of depreciation and amortization expense at certain of our redevelopment and development properties and properties acquired in 2010, partially offset by the acceleration of depreciation on certain assets related to early lease terminations of approximately $10.2 million that occurred in 2009. The decline in same property depreciation and amortization expense is a result of this additional expense recorded in 2009.

General and Administrative Expenses. General and administrative expenses increased $3.4 million to $25.9 million for the year ended December 31, 2010 compared to $22.5 million for the year ended December 31, 2009. The increase was primarily due to an increase in aggregate compensation costs due to higher headcount as compared to the prior year.

Acquisition Related Expenses. Acquisition related expenses increased $2.6 million to $3.1 million for the year ended December 31, 2010 compared to $464,000 for the year ended December 31, 2009. The increase was primarily due to an increase in acquisition activities in 2010 as compared to the prior year.

Equity in Net Loss of Unconsolidated Partnerships. Equity in net loss of unconsolidated partnerships decreased $745,000 to $1.6 million for the year ended December 31, 2010 compared to $2.4 million for the year ended December 31, 2009. The decreased loss primarily reflects a decrease in expenses at our PREI joint ventures compared to the prior year (an accrual related to the expected outcome of litigation pertaining to the calculation of annual ground lease payment escalations was recorded during 2009) and the commencement of revenue recognition related to leases at a property owned by one of our PREI joint ventures during 2010.

Interest Expense, Net. Interest cost incurred for the year ended December 31, 2010 totaled $91.5 million compared to $77.1 million for the year ended December 31, 2009. Total interest cost incurred increased primarily as a result of the amortization of deferred interest costs related to our forward starting swaps and increases in the average interest rate on our outstanding borrowings due to the issuance of new fixed-rate indebtedness with a higher interest rate than the variable-rate indebtedness it replaced. Interest expense, net increased $21.4 million to $86.1 million for the year ended December 31, 2010 compared to $64.7 million for the year ended December 31, 2009. Interest expense, net increased primarily as a result of the increase in interest cost incurred partially offset by a decrease in capitalized interest.

Interest expense, net consisted of the following (in thousands):

	Year Ended December 31,	
	2010	2009
Mortgage notes payable	$ 47,371	$ 34,965
Amortization of debt premium on mortgage notes payable	(1,939)	(1,853)
Amortization of deferred interest costs (see Note 9)	7,114	3,589
Derivative instruments (see Note 9)	10,343	16,248
Secured construction loan	—	4,187
Secured term loan	1,391	5,071
Exchangeable senior notes	7,921	4,919
Unsecured senior notes	10,293	—
Amortization of debt discount on notes	701	1,810
Unsecured line of credit	4,018	4,135
Amortization of deferred loan fees	4,302	4,024
Interest cost incurred	91,515	77,095
Capitalized interest	(5,442)	(12,405)
Total interest expense, net	$ 86,073	$ 64,690

Other (Expense)/Income. Other (expenses)/income consisted of the following (in thousands):

	Year Ended December 31,	
	2010	2009
(Loss) / gain on extinguishment of debt	$ (2,205)	$ 3,264
(Loss) / gain on derivative instruments	(453)	203
Total other (expense) / income	$ (2,658)	$ 3,467

During the year ended December 31, 2010, we repurchased $26.4 million face value of our Notes due 2026. This repurchase resulted in the recognition of a loss on extinguishment of debt of approximately $863,000 (representing the write-off of deferred loan fees and unamortized debt discount). In addition, we recognized a loss on extinguishment of debt related to the write-off of approximately $1.4 million of deferred loan fees and legal expenses as a result of the voluntary prepayment of $250.0 million of the outstanding borrowings on our secured term loan. During the year ended December 31, 2009, we repurchased $82.1 million face value of our Notes due 2026 for approximately $73.9 million. The repurchases resulted in the recognition of a gain on extinguishment of debt of approximately $4.1 million (net of the write-off of approximately $3.8 million in deferred loan fees and unamortized debt discount), partially offset by the write-off of approximately $843,000 of deferred loan fees related to the repayment of our secured construction loan in June 2009, which is reflected in our consolidated statements of income.

The loss on derivative instruments for the year ended December 31, 2010 of $453,000 was primarily a result of the voluntary prepayment in full of our secured term loan in April 2010, which caused the total amount of outstanding variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps during the three months ended June 30, 2010. As a result of the reduction in our variable-rate indebtedness during the three months ended June 30, 2010, we were temporarily overhedged with respect to the outstanding interest rate swaps and were required to prospectively discontinue hedge accounting with respect to the $250.0 million notional value interest rate swap. The gain on derivative instruments for the year ended December 31, 2009 of $203,000 includes gains from changes in the fair-value of derivative instruments (net of hedge ineffectiveness on cash flow hedges due to mismatches in forecasted debt issuance dates, maturity dates and interest rate reset dates of the interest rate and forward starting swaps and related debt).

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in "Item 8. Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	2011	2010	2009
Net cash provided by operating activities	$ 175,031	$ 161,895	$ 144,128
Net cash used in investing activities	(604,331)	(710,986)	(156,666)
Net cash provided by financing activities	424,244	550,636	11,038
Ending cash and cash equivalents balance	16,411	21,467	19,922

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Net cash provided by operating activities increased $13.1 million to $175.0 million for the year ended December 31, 2011 compared to $161.9 million for the year ended December 31, 2010. The increase was primarily due to cash flow generated by acquisitions and cash rent starts on new leases.

Net cash used in investing activities decreased $106.7 million to $604.3 million for the year ended December 31, 2011 compared to $711.0 million for the year ended December 31, 2010. The decrease reflects reduced acquisition activity during the year ended December 31, 2011 compared to the year ended December 31, 2010.

Net cash provided by financing activities decreased $126.4 million to $424.2 million for the year ended December 31, 2011 compared to $550.6 million for the year ended December 31, 2010. The decrease primarily reflects reduced financing requirements due to reduced acquisition activity during the year ended December 31, 2011 compared to the year ended December 31, 2010. The proceeds from the issuances of our Notes due 2016 in March 2011 and follow-on public offering of common stock in November 2011 were primarily used to repay balances due under our unsecured line of credit and mortgage notes payable.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Net cash provided by operating activities increased $17.8 million to $161.9 million for the year ended December 31, 2010 compared to $144.1 million for the year ended December 31, 2009. Net cash provided by operating activities increased despite a decline in net income primarily due to: (1) an increase in noncash charges including depreciation and amortization expense, loss on extinguishment of debt and deferred interest costs, (2) a decline in noncash rental revenues resulting from the amortization of above and below market leases, (3) the release of restricted cash and (4) an increase in prepaid rents.

Net cash used in investing activities increased $554.3 million to $711.0 million for the year ended December 31, 2010 compared to $156.7 million for the year ended December 31, 2009. The increase in cash used was primarily due to property acquisitions and additions to investments in real estate relating to development and redevelopment activities of approximately $705.3 million during the year ended December 31, 2010, partially offset by decreases in contributions to unconsolidated partnerships related to the repayment of outstanding indebtedness by an unconsolidated partnership in 2009.

Net cash provided by financing activities increased $539.6 million to $550.6 million for the year ended December 31, 2010 compared to $11.0 million for the year ended December 31, 2009. The increase was primarily due to the issuance of our Notes due 2030 in January 2010, the issuance of our Notes due 2020 in April 2010 and an increase in proceeds from common stock offerings. Proceeds from these financings were used to repay the outstanding indebtedness on our secured term loan and fund our investing activities.

Liquidity and Capital Resources of BioMed Realty Trust, Inc.

In this "Liquidity and Capital Resources of BioMed Realty Trust, Inc." section, the term the "Company" refers only to BioMed Realty Trust, Inc. on an unconsolidated basis, and excludes the operating partnership and all other subsidiaries. For further discussion of the liquidity and capital resources of the Company on a consolidated basis, see the section entitled "Liquidity and Capital Resources of BioMed Realty, L.P." below.

The Company's business is operated primarily through the operating partnership. The Company issues public equity from time to time, but does not otherwise generate any capital itself or conduct any business itself, other than incurring certain expenses in operating as a public company which are fully reimbursed by the operating partnership. The Company itself does not hold any indebtedness, and its only material asset is its ownership of partnership interests of the operating partnership. The Company's principal funding requirement is the payment of dividends on its common and preferred shares. The Company's principal source of funding for its dividend payments is distributions it receives from the operating partnership.

As of December 31, 2011, the Company owned an approximate 98.1% partnership interest and other limited partners, including some of our directors, executive officers and their affiliates, owned the remaining 1.9% partnership interest (including LTIP units) in the operating partnership. As the sole general partner of the operating partnership, BioMed Realty Trust, Inc. has the full, exclusive and complete responsibility for the operating partnership's day-to-day management and control.

The liquidity of the Company is dependent on the operating partnership's ability to make sufficient distributions to the Company. The primary cash requirement of the Company is its payment of dividends to its stockholders. The Company also guarantees some of the operating partnership's debt, as discussed further in Note 5 of the Notes to Consolidated Financial Statements included elsewhere herein. If the operating partnership fails to fulfill certain of its debt requirements, which trigger the Company's guarantee obligations, then the Company will be required to fulfill its cash payment commitments under such guarantees. However, the Company's only significant asset is its investment in the operating partnership.

We believe the operating partnership's sources of working capital, specifically its cash flow from operations, and borrowings available under its unsecured line of credit, are adequate for it to make its distribution payments to the Company and, in turn, for the Company to make its dividend payments to its stockholders. However, we cannot assure you that the operating partnership's sources of capital will continue to be available at all or in amounts sufficient to meet its needs, including its ability to make distribution payments to the Company. The unavailability of capital could adversely affect the operating partnership's ability to pay its distributions to the Company, which would in turn, adversely affect the Company's ability to pay cash dividends to its stockholders.

Our short-term liquidity requirements consist primarily of funds to pay for future dividends expected to be paid to the Company's stockholders, operating expenses and other expenditures directly associated with our properties, interest expense and scheduled principal payments on outstanding indebtedness, general and administrative expenses, construction projects, capital expenditures, tenant improvements and leasing commissions.

On November 17, 2011, the Company completed the issuance of 22,562,922 shares of common stock resulting in net proceeds of approximately $399.6 million, after deducting the underwriter's discount and commissions and offering expenses. The net proceeds were contributed to the operating partnership and utilized to repay a portion of its outstanding indebtedness on its unsecured line of credit and for other general corporate and working capital purposes.

The Company may from time to time seek to repurchase or redeem the operating partnership's outstanding debt, the Company's shares of common stock or preferred stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

For the Company to maintain its qualification as a REIT, it must pay dividends to its stockholders aggregating annually at least 90% of its ordinary taxable income. While historically the Company has satisfied this distribution requirement by making cash distributions to its stockholders, it may choose to satisfy this requirement by making distributions of cash or other property, including, in limited circumstances, the Company's own stock. As a result of this distribution requirement, the operating partnership cannot rely on retained earnings to fund its ongoing operations to the same extent that other companies whose parent companies are not REITs can. The Company may need to continue to raise capital in the equity markets to fund the operating partnership's working capital needs, acquisitions and developments.

The Company is a well-known seasoned issuer with an effective shelf registration statement which was amended in November 2010 that allows the Company to register an unspecified amount of various classes of equity securities and the operating partnership to register an unspecified amount of various classes of debt securities. As circumstances warrant, the Company may issue equity from time to time on an opportunistic basis, dependent upon market conditions and available pricing. When the Company receives proceeds from preferred or common equity issuances, it is required by the operating partnership's partnership agreement to contribute the proceeds from its equity issuances to the operating partnership in exchange for preferred or partnership units of the operating partnership. The operating partnership may use the proceeds to repay debt, including borrowings under its unsecured line of credit, develop new or existing properties, acquire properties, or for general corporate purposes.

Liquidity and Capital Resources of BioMed Realty, L.P.

In this "Liquidity and Capital Resources of BioMed Realty, L.P." section, the terms "we," "our" and "us" refer to the operating partnership together with its consolidated subsidiaries or our operating partnership and BioMed Realty Trust, Inc. together with their consolidated subsidiaries, as the context requires. BioMed Realty Trust, Inc., or our Parent Company, is our sole general partner and consolidates our results of operations for financial reporting purposes. Because we operate on a consolidated basis with our Parent Company, the section entitled "Liquidity and Capital Resources of BioMed Realty Trust, Inc." should be read in conjunction with this section to understand our liquidity and capital resources on a consolidated basis.

Our short-term liquidity requirements consist primarily of funds to pay for future dividends expected to be paid to our Parent Company's stockholders, operating expenses and other expenditures directly associated with our properties, interest expense and scheduled principal payments on outstanding indebtedness, general and administrative expenses, construction projects, capital expenditures, tenant improvements and leasing commissions.

The remaining principal payments due for our consolidated and our proportionate share of unconsolidated indebtedness (excluding debt premiums and discounts) as of December 31, 2011 were as follows (in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total
Consolidated indebtedness:							
Fixed-rate mortgages	$ 40,479	$ 8,291	$ 339,020	$ 6,253	$ 143,426	$ 47,109	$ 584,578
Unsecured line of credit	—	—	—	268,000	—	—	268,000
Notes due 2030	—	—	—	—	—	180,000	180,000
Notes due 2016	—	—	—	—	400,000	—	400,000
Notes due 2020	—	—	—	—	—	250,000	250,000
Total consolidated indebtedness	40,479	8,291	339,020	274,253	543,426	477,109	1,682,578
Share of unconsolidated indebtedness:							
Secured construction loan	—	27,795	—	—	—	—	27,795
Total share of unconsolidated indebtedness	—	27,795	—	—	—	—	27,795
Total indebtedness	$ 40,479	$ 36,086	$ 339,020	$ 274,253	$ 543,426	$ 477,109	$ 1,710,373

Debt maturities through 2013 include mortgages on our 6828 Nancy Ridge Drive and Sidney Street properties, with outstanding balances of $6.4 million and $26.4 million, respectively, as of December 31, 2011. Debt maturities in 2014 include the mortgage secured by our Center for Life Science | Boston property.

During the year ended December 31, 2011, we repaid in full the outstanding mortgage notes totaling approximately $60.2 million pertaining to the Ardentech Court, Road to the Cure, 10255 Science Center Drive, Sorrento West and 9865 Towne Centre Drive properties.

In March 2011, we issued $400.0 million aggregate principal amount of our Notes due 2016. The net proceeds from the issuance were utilized to repay a portion of the outstanding indebtedness on our unsecured line of credit and for other general corporate and working capital purposes.

In July 2011, we entered into an unsecured credit agreement with total borrowing capacity of $750 million with KeyBank National Association, as administrative agent and co-lead arranger, and Wells Fargo Securities, LLC, as co-lead arranger, and certain other lenders.

In August 2011, a wholly owned subsidiary of our joint venture with PREI I LLC entered into an agreement with certain lenders to extend the maturity date of the joint venture's secured loan facility to August 13, 2013 and decrease the borrowing capacity to $139.0 million, which required the repayment of approximately $67.0 million by capital contributions of the members, including our share of the repayment of approximately $13.4 million. In accordance with the loan agreement, Prudential Insurance Corporation of America has guaranteed repayment of the loan.

In August 2011, we completed the repurchase of 1,280,000 shares of our Parent Company's Series A preferred stock for approximately $31.1 million, or $24.30 per share, net of accrued dividends of approximately $250,000, or $0.20 per share.

In October 2011, we voluntarily repurchased and redeemed in full the remaining principal amount of the Notes due 2026.

In November 2011, our Parent Company completed the issuance of 22,562,922 shares of common stock resulting in net proceeds of approximately $399.6 million, after deducting the underwriter's discount and commissions and offering expenses. The net proceeds were contributed to us in exchange for 22,562,922 operating partnership units, and we utilized the net proceeds to repay a portion of the outstanding indebtedness on our unsecured line of credit and for other general corporate and working capital purposes.

In December 2011, PREI and we prepaid in full the outstanding balance of the PREI joint ventures' secured acquisition and interim loan facility totaling approximately $199.3 million (of which our obligation was $39.9 million) in connection with our acquisition of PREI's remaining 80% interest in the Rogers Street properties.

Our $350.0 million mortgage loan, which is secured by our Center for Life Science | Boston property in Boston, Massachusetts, includes a financial covenant relating to a minimum amount of net worth. Management believes that it was in compliance with this covenant as of December 31, 2011.

The terms of the indentures governing the Notes due 2016 and Notes due 2020 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by us and which require us to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2011.

The credit agreement governing our unsecured line of credit includes certain restrictions and covenants which require compliance with financial covenants relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, overall leverage and unsecured leverage ratios, the maximum amount of secured indebtedness and certain investment limitations. Management believes that it was in compliance with these covenants as of December 31, 2011.

Our long-term liquidity requirements consist primarily of funds to pay for scheduled debt maturities, construction obligations, renovations, expansions, capital commitments and other non-recurring capital expenditures that need to be made periodically, and the costs associated with acquisitions of properties that we pursue. At December 31, 2011, we had entered into construction contracts and lease agreements, with a remaining commitment totaling approximately $92.7 million related to tenant improvements, leasing commissions and construction-related capital expenditures.

We expect to satisfy our short-term liquidity requirements through our existing working capital and cash provided by our operations, long-term secured and unsecured indebtedness, the issuance of additional equity or debt securities and the use of net proceeds from the disposition of non-strategic assets. Our rental revenues, provided by our leases, generally provide cash inflows to meet our debt service obligations, pay general and administrative expenses, and fund regular distributions. We expect to satisfy our long-term liquidity requirements through our existing working capital, cash provided by operations, long-term secured and unsecured indebtedness and the issuance of additional equity or debt securities. We also expect to use funds available under our unsecured line of credit to finance acquisition and development activities and capital expenditures on an interim basis. In addition, we have an investment grade rating, which we believe will provide us with continued access to the unsecured debt markets, providing us with an additional source of long term financing.

BioMed Realty Trust, Inc.'s total capitalization at December 31, 2011 was approximately $4.7 billion and comprised the following:

	Shares/Units at December 31, 2011	Aggregate Principal Amount or Dollar Value Equivalent	Percent of Total Capitalization
		(In thousands)	
Debt:			
Mortgage notes payable(1)		$ 584,578	12.4%
Notes due 2030		180,000	3.8%
Notes due 2016(2)		400,000	8.5%
Notes due 2020(3)		250,000	5.3%
Unsecured line of credit		268,000	5.7%
Total debt		1,682,578	35.7%
Equity:			
Common shares, operating partnership and LTIP units outstanding(4)	157,081,461	2,840,033	60.1%
7.375% Series A Preferred shares outstanding(5)	7,920,000	198,000	4.2%
Total capital		3,038,033	64.3%
Total capitalization		$ 4,720,611	100.0%

(1) Amount excludes debt premiums of $3.3 million recorded upon the assumption of the outstanding indebtedness in connection with our purchase of the corresponding properties.

(2) Amount excludes a debt discount of $2.2 million.

(3) Amount excludes a debt discount of $2.2 million.

(4) Aggregate principal amount based on the market closing price of the common stock of our Parent Company of $18.08 per share on the last trading day of the quarter (December 30, 2011). Limited partners who have been issued OP units have the right to require the operating partnership to redeem part or all of their OP units, which right with respect to LTIP units is subject to vesting and the satisfaction of other conditions. We may elect to acquire those OP units in exchange for shares of our Parent Company's common stock on a one-for-one basis, subject to adjustment. At December 31, 2011, 154,101,482 of the outstanding OP units had been issued to our Parent Company upon receipt of the net proceeds from the issuance of an equal number of shares of our Parent Company's common stock.

(5) Based on the liquidation preference of $25.00 per share of our Parent Company's 7.375% Series A preferred stock (we have issued a corresponding number of 7.375% Series A preferred units).

Although our organizational documents do not limit the amount of indebtedness that we may incur, our Parent Company's board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. At December 31, 2011, the ratio of debt to total asset book value was approximately 38.0%. However, our Parent Company's board of directors may from time to time modify our debt policy in light of current economic or market conditions including, but not limited to, the relative costs of debt and equity capital, market conditions for debt and equity securities and fluctuations in the market price of our Parent Company's common stock. Accordingly, we may increase or decrease our debt to total asset book value ratio beyond the limit described above. In addition, the terms of the indentures governing our Notes due 2016 and Notes due 2020 and the credit agreement governing our unsecured line of credit require compliance with various financial covenants and ratios, which are discussed in detail above and in Note 5 in the Notes to Consolidated Financial Statements contained elsewhere herein.

We may from time to time seek to repurchase or redeem our outstanding debt, OP units or preferred units (subject to the repurchase or redemption of an equivalent number of shares of common stock or preferred stock by our Parent Company) or other securities, and our Parent Company may seek to repurchase or redeem its outstanding shares of common stock or preferred stock or other securities, in each case in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Our unsecured credit agreement provides for borrowing capacity on our unsecured line of credit of $750.0 million with a maturity date of July 13, 2015. Subject to the administrative agent's reasonable discretion, we may increase the borrowing capacity of the unsecured line of credit to $1.25 billion upon satisfying certain conditions. In addition, we may, in our sole discretion, extend the maturity date of the unsecured line of credit to July 13, 2016 after satisfying certain conditions and paying an extension fee. At maturity, we may refinance the unsecured line of credit, depending on market conditions and the availability of credit, or we may execute the extension option. The unsecured line of credit bears interest at a floating rate equal to, at our option, either (1) reserve adjusted LIBOR plus a spread which ranges from 100 to 205 basis points, depending on our credit ratings, or (2) the highest of (a) the prime rate then in effect plus a spread which ranges from 0 to 125 basis points, (b) the federal funds rate then in effect plus a spread which ranges from 50 to 175 basis points or (c) one-month LIBOR plus a spread which ranges from 100 to 205 basis points, in each case, depending on our credit ratings. At December 31, 2011, we had $268.0 million in outstanding borrowings on our unsecured line of credit, with a weighted-average interest rate of 1.83%. At December 31, 2011, we had additional borrowing capacity under the unsecured line of credit of up to approximately $481.1 million (net of outstanding letters of credit issued by us and drawable on the unsecured line of credit of approximately $910,000).

A summary of our outstanding consolidated mortgage notes payable as of December 31, 2011 and 2010 is as follows (in thousands):

	Stated Fixed Interest Rate	Effective Interest Rate	Principal Balance December 31, 2011	Principal Balance December 31, 2010	Maturity Date
Ardentech Court (1)	7.25%	5.06%	$ —	$ 4,237	July 1, 2012
Center for Life Science | Boston	7.75%	7.75%	342,149	345,577	June 30, 2014
500 Kendall Street (Kendall D)	6.38%	5.45%	62,261	64,230	December 1, 2018
6828 Nancy Ridge Drive	7.15%	5.38%	6,373	6,488	September 1, 2012
Road to the Cure (1)	6.70%	5.78%	—	14,696	January 31, 2014
10255 Science Center Drive (1)	7.65%	5.04%	—	10,800	July 1, 2011
Shady Grove Road	5.97%	5.97%	146,581	147,000	September 1, 2016
Sidney Street	7.23%	5.11%	26,400	27,395	June 1, 2012
Sorrento West (1)	7.42%	2.72%	—	13,247	November 10, 2011
9865 Towne Centre Drive (1)	7.95%	7.95%	—	17,636	June 30, 2013
900 Uniqema Boulevard	8.61%	5.61%	814	1,011	May 1, 2015
			584,578	652,317	
Unamortized premiums			3,266	5,605	
Mortgage notes payable, net			587,844	657,922	

(1) During the year ended December 31, 2011, we repaid in full the outstanding mortgage notes totaling approximately $60.2 million pertaining to the Ardentech Court, Road to the Cure, 10255 Science Center Drive, Sorrento West and 9865 Towne Centre Drive properties.

Premiums were recorded upon assumption of the mortgage notes payable at the time of the related acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

As of December 31, 2011, principal payments due for our indebtedness (excluding debt premiums and discounts, and our proportionate share of the indebtedness of our unconsolidated partnerships) were as follows (in thousands):

2012	$ 40,479
2013	8,291
2014	339,020
2015	274,253
2016	543,426
Thereafter(1)	477,109
	$ 1,682,578

(1) Includes $180.0 million in principal payments of the Notes due 2030 based on a contractual maturity date of January 15, 2030.

The following table provides information with respect to our contractual obligations at December 31, 2011, including maturities and scheduled principal repayments, but excluding related unamortized debt premiums. We were not subject to any material capital lease obligations or unconditional purchase obligations as of December 31, 2011.

Obligation	2012	2013-2014	2015-2016	Thereafter	Total
			(In thousands)		
Mortgage notes payable (1)	$ 40,479	$ 347,311	$ 149,679	$ 47,109	$ 584,578
Unsecured exchangeable senior notes due 2030	—	—	—	180,000	180,000
Unsecured senior notes due 2016 (2)	—	—	400,000	—	400,000
Unsecured senior notes due 2020 (3)	—	—	—	250,000	250,000
Unsecured line of credit	—	—	268,000	—	268,000
Share of debt of unconsolidated partnerships	—	27,795	—	—	27,795
Interest payments on debt obligations (4)	83,794	151,282	88,080	143,914	467,070
Ground lease obligations	3,117	6,503	6,877	368,450	384,947
Construction projects	34,248	—	—	—	34,248
Tenant obligations, lease commissions and other commitments	57,921	495	9	—	58,425
Total	$ 219,559	$ 533,386	$ 912,645	$ 989,473	$ 2,655,063

(1) Balance excludes $3.3 million of unamortized debt premium.

(2) Balance excludes $2.2 million of unamortized debt discount.

(3) Balance excludes $2.2 million of unamortized debt discount.

(4) Interest payments reflect cash payments that are based on the interest rates in effect and debt balances outstanding on December 31, 2011.

Funds from Operations

We present funds from operations, or FFO, available to common shares and OP units because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, impairment charges, real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Our computation may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Our FFO available to common shares and OP units and a reconciliation to net income for the years ended December 31, 2011 and 2010 (in thousands, except share data) was as follows:

	Years Ended December 31,	
	2011	2010
Net income available to the common stockholders	$ 25,991	$ 21,853
Adjustments:		
Gain on revaluation of acquired unconsolidated partnership	(4,679)	—
Noncontrolling interests in operating partnership(1)	569	546
Interest expense on Notes due 2030(2)	6,750	6,563
Depreciation and amortization—unconsolidated partnerships	3,636	3,206
Depreciation and amortization—consolidated entities	142,681	115,355
Depreciation and amortization—allocable to noncontrolling interest of consolidated joint ventures	(104)	(93)
Funds from operations available to common shares and units—diluted	$ 174,844	$ 147,430
Funds from operations per share—diluted	$ 1.19	$ 1.16
Weighted-average common shares and units outstanding—diluted(2)	147,061,166	126,895,309

(1) Net income allocable to noncontrolling interests in the operating partnership is included in net income available to unitholders of the operating partnership as reflected in the consolidated financial statements of BioMed Realty, L.P., included elsewhere herein.

(2) Reflects interest expense adjustment of the Notes due 2030 based on the "if converted" method. The years ended December 31, 2011 and 2010 include 10,017,858 and 9,914,076 shares of common stock potentially issuable pursuant to the exchange feature of the Notes due 2030 based on the "if converted" method, respectively. The years ended December 31, 2011 and 2010 include 1,433,465 and 1,263,034 shares of unvested restricted stock, which are considered anti-dilutive for purposes of calculating diluted earnings per share, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2011, we had investments in the following unconsolidated partnerships: (1) McKellar Court limited partnership, which owns a single tenant occupied property located in San Diego; and (2) two limited liability companies with PREI, which own a portfolio of properties located in Cambridge, Massachusetts (see Note 8 of the Notes to Consolidated Financial Statements included elsewhere herein for more information).

The McKellar Court partnership is a VIE; however, we are not the primary beneficiary. The limited partner at McKellar Court is the only tenant in the property and will bear a disproportionate amount of any losses. We, as the general partner, will receive 22% of the operating cash flows and 75% of the gains upon sale of the property. We account for our general partner interest using the equity method. The assets of the McKellar Court partnership were $14.4 million and $14.7 million and the liabilities were $10.5 million and $10.5 million at December 31, 2011 and December 31, 2010, respectively. Our equity in net income of the McKellar Court partnership was $914,000, $970,000 and $80,000 for the years ended December 31, 2011, 2010 and 2009, respectively. In December 2009, we provided funding in the form of a promissory note to the McKellar Court partnership in the amount of $10.3 million, which matures at the earlier of (1) January 1, 2020, or (2) the day that the limited partner exercises an option to purchase our ownership interest. Interest-only payments on the promissory note are due monthly at a fixed rate of 8.15% (the rate may adjust higher after January 1, 2015), with the principal balance outstanding due at maturity.

PREI II LLC is a VIE; however, we are not the primary beneficiary. PREI will bear the majority of any losses incurred. PREI I LLC does not qualify as a VIE. In addition, consolidation is not required as we do not control the limited liability companies. In connection with the formation of the PREI joint ventures in April 2007, we contributed 20% of the initial capital. However, the amount of cash flow distributions that we receive may be more or less based on the nature of the circumstances underlying the cash distributions due to provisions in the operating agreements governing the distribution of funds to each member and the occurrence of extraordinary cash flow events. We account for our member interests using the equity method for both limited liability companies. The assets of the PREI joint ventures were $249.7 million and $652.3 million at December 31, 2011 and December 31, 2010, respectively, and the liabilities were $140.2 million and $423.6 million at December 31, 2011 and December 31, 2010, respectively. Our equity in net loss of the PREI joint ventures was $3.4 million, $2.6 million and $2.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

We have been the primary beneficiary in six other VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in our consolidated financial statements.

Our proportionate share of outstanding debt related to our unconsolidated partnerships is summarized below (dollars in thousands):

Name	Ownership Percentage	Interest Rate(2)	Principal Amount(1) December 31, 2011	Principal Amount(1) December 31, 2010	Maturity Date
PREI I LLC and PREI II LLC(3)	20%	N/A	$ —	$ 40,650	N/A
PREI I LLC(4)	20%	3.3%	27,795	40,481	August 13, 2013
Total			$ 27,795	$ 81,131	

(1) Amount represents our proportionate share of the total outstanding indebtedness for each of the unconsolidated partnerships.

(2) Effective or weighted-average interest rate of the outstanding indebtedness as of December 31, 2011.

(3) Amount represented our proportionate share of the total draws outstanding under a secured acquisition and interim loan facility as of December 31, 2010. In connection with our purchase of PREI's interests in certain assets of PREI I LLC in December 2011, PREI and we prepaid the secured acquisition and interim loan facility in full.

(4) Amount represents our proportionate share of a secured loan, which bears interest at a LIBOR-indexed variable rate. The secured loan was executed by a wholly owned subsidiary of PREI I LLC in connection with the construction of the 650 East Kendall Street property. During the year December 31, 2011, the wholly owned subsidiary of PREI I LLC entered into an agreement with certain lenders of its secured loan facility, extending the maturity date to August 13, 2013 and decreasing the borrowing capacity to $139.0 million, which required the repayment of approximately $67.0 million by capital contributions of the members, including our share of the repayment of approximately $13.4 million. In accordance with the loan agreement, Prudential Insurance Corporation of America has guaranteed repayment of the secured loan.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, most of our leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation, assuming our properties remain leased and tenants fulfill their obligations to reimburse us for such expenses.

Portions of our unsecured line of credit bear interest at a variable rate, which will be influenced by changes in short-term interest rates, and will be sensitive to inflation.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our future income, cash flows and fair-values relevant to financial instruments depend upon prevailing market interest rates. Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk.

As of December 31, 2011, our consolidated debt consisted of the following (dollars in thousands):

	Principal Balance (1)	Percent of Total Debt	Effective Interest Rate at December 31, 2011
Fixed interest rate (2)	$ 1,413,425	84.1%	5.57%
Variable interest rate (3)	268,000	15.9%	1.83%
Total/weighted-average effective interest rate	$ 1,681,425	100.0%	4.97%

(1) Principal balance includes only consolidated indebtedness.

2011 Annual Report to Stockholders

(2) Includes six mortgage notes payable secured by certain of our properties (including $3.3 million of unamortized premium), our Notes due 2030, our Notes due 2016 (including $2.2 million of unamortized debt discount), and our Notes due 2020 (including $2.2 million of unamortized debt discount).

(3) Includes our unsecured line of credit, which bears interest at a LIBOR-indexed variable interest rate, plus a credit spread.

To determine the fair-value of our outstanding consolidated indebtedness, we utilize quoted market prices to estimate the fair-value, when available. If quoted market prices are not available, we calculate the fair-value of our mortgage notes payable and other fixed-rate debt based on an estimate of current lending rates, assuming the debt is outstanding through maturity and considering the notes' collateral. In determining the current market rate for fixed-rate debt, a market credit spread is added to the quoted yields on federal government treasury securities with similar terms to debt. In determining the current market rate for variable-rate debt, a market credit spread is added to the current effective interest rate. At December 31, 2011, the fair-value of the fixed-rate debt was estimated to be $1.5 billion compared to the net carrying value of $1.4 billion (includes $3.3 million of unamortized debt premium, $2.2 million of unamortized debt discount associated with the Notes due 2016 and $2.2 million of unamortized debt discount associated with the Notes due 2020). At December 31, 2011, the fair-value of the variable-rate debt was estimated to be equal to the net carrying value of $268.0 million. We do not believe that the interest rate risk represented by our fixed-rate debt or the risk of changes in the credit spread related to our variable-rate debt was material as of December 31, 2011 in relation to total assets of $4.4 billion and equity market capitalization of $3.0 billion of BioMed Realty Trust, Inc.'s common stock and preferred stock, and BioMed Realty, L.P.'s OP units.

Based on the outstanding balances of our unsecured line of credit and our proportionate share of the outstanding balance for the PREI joint ventures' secured construction loan at December 31, 2011, a 1% change in interest rates would change our interest costs by approximately $3.0 million per year. This amount was determined by considering the impact of hypothetical interest rates on our financial instruments. This analysis does not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of the magnitude discussed above, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps and treasury locks in order to mitigate our interest rate risk on a related financial instrument. The use of these types of instruments to hedge our exposure to changes in interest rates carries additional risks, including counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. To limit counterparty credit risk we will seek to enter into such agreements with major financial institutions with high credit ratings. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging activities. We do not enter into such contracts for speculative or trading purposes.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
BioMed Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of BioMed Realty Trust, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioMed Realty Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 9, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

San Diego, California
February 9, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
BioMed Realty Trust, Inc.:

We have audited BioMed Realty Trust, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BioMed Realty Trust, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BioMed Realty Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

San Diego, California
February 9, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors of the General Partner
BioMed Realty, L.P.:

We have audited the accompanying consolidated balance sheets of BioMed Realty, L.P. and subsidiaries (the Operating Partnership) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioMed Realty, L.P., and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

San Diego, California
February 9, 2012

BIOMED REALTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Investments in real estate, net	$ 3,950,246	$ 3,536,114
Investments in unconsolidated partnerships	33,389	57,265
Cash and cash equivalents	16,411	21,467
Accounts receivable, net	5,141	5,874
Accrued straight-line rents, net	130,582	106,905
Deferred leasing costs, net	157,255	125,060
Other assets	135,521	107,069
Total assets	$ 4,428,545	$ 3,959,754
LIABILITIES AND EQUITY		
Mortgage notes payable, net	$ 587,844	$ 657,922
Exchangeable senior notes, net	180,000	199,522
Unsecured senior notes, net	645,581	247,571
Unsecured line of credit	268,000	392,450
Accounts payable, accrued expenses and other liabilities	134,924	149,393
Total liabilities	1,816,349	1,646,858
Equity:		
Stockholders' equity:		
Preferred stock, $.01 par value, 15,000,000 shares authorized: 7.375% Series A cumulative redeemable preferred stock, $198,000,000 and $230,000,000 liquidation preference ($25.00 per share), 7,920,000 and 9,200,000 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	191,469	222,413
Common stock, $.01 par value, 200,000,000 shares authorized, 154,101,482 and 131,046,509 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	1,541	1,310
Additional paid-in capital	2,773,994	2,371,488
Accumulated other comprehensive loss	(60,138)	(70,857)
Dividends in excess of earnings	(304,759)	(221,176)
Total stockholders' equity	2,602,107	2,303,178
Noncontrolling interests	10,089	9,718
Total equity	2,612,196	2,312,896
Total liabilities and equity	$ 4,428,545	$ 3,959,754

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	For the Year Ended December 31,		
	2011	2010	2009
Revenues:			
Rental	$ 330,616	$ 295,107	$ 269,901
Tenant recoveries	102,302	87,403	77,406
Other revenue	6,781	3,927	13,859
Total revenues	439,699	386,437	361,166
Expenses:			
Rental operations	128,809	112,438	104,824
Depreciation and amortization	142,681	115,355	109,620
General and administrative	30,966	25,901	22,455
Acquisition related expenses	1,099	3,053	464
Total expenses	303,555	256,747	237,363
Income from operations	136,144	129,690	123,803
Equity in net loss of unconsolidated partnerships	(2,489)	(1,645)	(2,390)
Interest expense, net	(89,181)	(86,073)	(64,690)
Other (expense) / income	(1,760)	(2,658)	3,467
Net income	42,714	39,314	60,190
Net income attributable to noncontrolling interests	(525)	(498)	(1,468)
Net income attributable to the Company	42,189	38,816	58,722
Preferred stock dividends	(16,033)	(16,963)	(16,963)
Cost on redemption of preferred stock	(165)	—	—
Net income available to common stockholders	$ 25,991	$ 21,853	$ 41,759
Net income per share available to common stockholders:			
Basic and diluted earnings per share	$ 0.19	$ 0.19	$ 0.45
Weighted-average common shares outstanding:			
Basic	132,625,915	112,698,704	91,011,123
Diluted	135,609,843	115,718,199	91,851,002

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Net income available to common stockholders and noncontrolling interests	$ 26,516	$ 22,351	$ 43,227
Other comprehensive income:			
Unrealized gain on derivative instruments, net	3,825	8,630	26,841
Amortization of deferred interest costs	7,027	7,114	3,588
Equity in other comprehensive income/(loss) of unconsolidated partnerships	53	71	(503)
Deferred settlement payments on interest rate swaps, net	(21)	(519)	(2,571)
Reclassification on unrealized loss on equity securities	5,132	—	—
Reclassification on sale of equity securities	70	(537)	—
Unrealized (loss)/gain on equity securities	(5,131)	(74)	537
Total other comprehensive income	10,955	14,685	27,892
Comprehensive income	37,471	37,036	71,119
Comprehensive income attributable to noncontrolling interests	(760)	(857)	(2,417)
Comprehensive income attributable to common stockholders	$ 36,711	$ 36,179	$ 68,702

See accompanying notes to consolidated financial statements.

2011 Annual Report to Stockholders

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share data)

	Series A Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)/Income	Dividends in Excess of Earnings	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2008	$ 222,413	80,757,421	$ 808	$ 1,661,009	$ (112,126)	$ (146,536)	$ 1,625,568	$ 12,381	$ 1,637,949
Net proceeds from sale of common stock	—	17,302,754	173	173,994	—	—	174,167	—	174,167
Net issuances of unvested restricted common stock	—	581,140	6	(37)	—	—	(31)	—	(31)
Conversion of OP units to common stock	—	358,954	3	2,108	—	—	2,111	(2,111)	—
Vesting of share-based awards	—	—	—	5,625	—	—	5,625	—	5,625
Reallocation of equity to noncontrolling interests	—	—	—	852	—	—	852	(852)	—
Common stock dividends	—	—	—	—	—	(62,652)	(62,652)	—	(62,652)
OP unit distributions	—	—	—	—	—	—	—	(2,245)	(2,245)
Net income	—	—	—	—	—	58,722	58,722	1,468	60,190
Preferred stock dividends	—	—	—	—	—	(16,963)	(16,963)	—	(16,963)
Unrealized loss on equity securities	—	—	—	—	511	—	511	26	537
Amortization of deferred interest costs	—	—	—	—	3,485	—	3,485	103	3,588
Unrealized gain on derivative instruments, net	—	—	—	—	22,947	—	22,947	820	23,767
Balance at December 31, 2009	222,413	99,000,269	990	1,843,551	(85,183)	(167,429)	1,814,342	9,590	1,823,932
Net proceeds from sale of common stock	—	31,426,000	314	523,358	—	—	523,672	—	523,672
Net issuances of unvested restricted common stock	—	544,930	5	(1,243)	—	—	(1,238)	—	(1,238)
Conversion of OP units to common stock	—	75,310	1	(30)	—	—	(29)	29	—
Vesting of share-based awards	—	—	—	6,989	—	—	6,989	—	6,989
Reallocation of equity to noncontrolling interests	—	—	—	(1,137)	—	—	(1,137)	1,137	—
Common stock dividends	—	—	—	—	—	(75,600)	(75,600)	—	(75,600)
OP unit distributions	—	—	—	—	—	—	—	(1,895)	(1,895)
Net income	—	—	—	—	—	38,816	38,816	498	39,314
Preferred stock dividends	—	—	—	—	—	(16,963)	(16,963)	—	(16,963)
Reclassification on sale of marketable securities	—	—	—	—	(522)	—	(522)	(15)	(537)
Unrealized loss on equity securities	—	—	—	—	(72)	—	(72)	(2)	(74)
Amortization of deferred interest costs	—	—	—	—	6,943	—	6,943	171	7,114
Unrealized gain on derivative instruments, net	—	—	—	—	7,977	—	7,977	205	8,182
Balance at December 31, 2010	222,413	131,046,509	1,310	2,371,488	(70,857)	(221,176)	2,303,178	9,718	2,312,896
Net proceeds from sale of common stock	—	22,562,922	225	399,346	—	—	399,571	—	399,571
Net issuances of unvested restricted common stock	—	470,780	5	(2,425)	—	—	(2,420)	—	(2,420)
Conversion of OP units to common stock	—	21,271	1	(50)	—	—	(49)	49	—
Redemption of preferred stock	(30,944)	—	—	—	—	(165)	(31,109)	—	(31,109)
Vesting of share-based awards	—	—	—	7,582	—	—	7,582	—	7,582
Reallocation of equity to noncontrolling interests	—	—	—	(1,947)	—	—	(1,947)	1,947	—
Common stock dividends	—	—	—	—	—	(109,574)	(109,574)	—	(109,574)
OP unit distributions	—	—	—	—	—	—	—	(2,386)	(2,386)
Net income	—	—	—	—	—	42,189	42,189	525	42,714
Preferred stock dividends	—	—	—	—	—	(16,033)	(16,033)	—	(16,033)
Reclassification on other-than-temporary impairment of marketable securities	—	—	—	—	5,021	—	5,021	111	5,132
Reclassification on sale of marketable securities	—	—	—	—	69	—	69	1	70
Unrealized loss on equity securities	—	—	—	—	(5,021)	—	(5,021)	(110)	(5,131)
Amortization of deferred interest costs	—	—	—	—	6,877	—	6,877	150	7,027
Unrealized gain on derivative instruments, net	—	—	—	—	3,773	—	3,773	84	3,857
Balance at December 31, 2011	$ 191,469	154,101,482	$ 1,541	$ 2,773,994	$ (60,138)	$ (304,759)	$ 2,602,107	$ 10,089	$ 2,612,196

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2011	2010	2009
Operating activities:			
Net income	$ 42,714	$ 39,314	$ 60,190
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	142,681	115,355	109,620
Allowance for doubtful accounts	2,277	1,759	6,257
Non-cash revenue adjustments	10,400	1,107	(4,966)
Other non-cash adjustments	9,130	14,660	5,737
Compensation expense related to restricted common stock and LTIP units	7,582	6,989	5,625
Distributions representing a return on capital from unconsolidated partnerships	2,428	1,374	586
Changes in operating assets and liabilities:			
Accounts receivable	(1,308)	(2,052)	4,197
Accrued straight-line rents	(24,925)	(26,285)	(29,100)
Deferred leasing costs	(12,583)	(5,631)	(8,669)
Other assets	2,640	(11,592)	(8,361)
Accounts payable, accrued expenses and other liabilities	(6,005)	26,897	3,012
Net cash provided by operating activities	175,031	161,895	144,128
Investing activities:			
Purchases of interests in and additions to investments in real estate and related intangible assets, net of cash acquired	(536,835)	(706,205)	(114,802)
Contributions to unconsolidated partnerships, net	(54,436)	(4,397)	(42,825)
Purchases of debt and equity securities	(5,245)	—	—
Proceeds from the sale of equity securities	125	1,227	961
Receipts of master lease payments	—	189	—
Funds held in escrow for acquisitions	(7,940)	(1,800)	—
Net cash used in investing activities	(604,331)	(710,986)	(156,666)
Financing activities:			
Proceeds from common stock offering	404,328	545,804	181,861
Payment of common stock offering costs	(4,757)	(22,132)	(7,694)
Redemption of Series A preferred stock	(31,109)	—	—
Payment of deferred loan costs	(9,712)	(8,912)	(4,037)
Unsecured line of credit proceeds	771,575	745,392	483,337
Unsecured line of credit payments	(896,025)	(750,608)	(194,438)
Mortgage notes proceeds	—	—	368,000
Principal payments on mortgage notes payable	(67,741)	(23,463)	(49,854)
Secured term loan repayments	—	(250,000)	—
Repurchases of exchangeable senior notes due 2026	(19,800)	(26,410)	(74,181)
Proceeds from exchangeable senior notes due 2030	—	180,000	—
Proceeds from unsecured senior notes	397,460	247,443	—

	Year Ended December 31, 2011	2010	2009
Secured construction loan repayments	—	—	(507,128)
Settlement of derivative instruments	—	—	(86,482)
Deferred settlement payments on interest rate swaps, net	(21)	(519)	(2,571)
Distributions to operating partnership unit and LTIP unit holders	(2,299)	(1,816)	(2,966)
Dividends paid to common stockholders	(101,032)	(67,180)	(75,846)
Dividends paid to preferred stockholders	(16,623)	(16,963)	(16,963)
Net cash provided by financing activities	424,244	550,636	11,038
Net (decrease)/increase in cash and cash equivalents	(5,056)	1,545	(1,500)
Cash and cash equivalents at beginning of period	21,467	19,922	21,422
Cash and cash equivalents at end of period	$ 16,411	$ 21,467	$ 19,922
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest (net of amounts capitalized of $7,568, $5,442, and $12,405, respectively)	$ 76,005	$ 74,620	$ 52,971
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for preferred stock dividends declared	$ 3,651	$ 4,241	$ 4,241
Accrual for common stock dividends declared	30,821	22,279	13,860
Accrual for distributions declared for operating partnership unit and LTIP unit holders	596	509	430
Accrued additions to real estate and related intangible assets	24,317	37,415	13,296
Mortgage note assumed (includes premium of $660 in 2010)	—	13,951	—

2011 Annual Report to Stockholders

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED BALANCE SHEETS
(In thousands, except unit data)

	December 31, 2011	December 31, 2010
ASSETS		
Investments in real estate, net	$ 3,950,246	$ 3,536,114
Investments in unconsolidated partnerships	33,389	57,265
Cash and cash equivalents	16,411	21,467
Accounts receivable, net	5,141	5,874
Accrued straight-line rents, net	130,582	106,905
Deferred leasing costs, net	157,255	125,060
Other assets	135,521	107,069
Total assets	$ 4,428,545	$ 3,959,754
LIABILITIES AND CAPITAL		
Mortgage notes payable, net	$ 587,844	$ 657,922
Exchangeable senior notes, net	180,000	199,522
Unsecured senior notes, net	645,581	247,571
Unsecured line of credit	268,000	392,450
Accounts payable, accrued expenses and other liabilities	134,924	149,393
Total liabilities	1,816,349	1,646,858
Capital:		
Partners' capital:		
Preferred units, 7.375% Series A cumulative redeemable preferred units, $198,000,000 and $230,000,000 liquidation preference ($25.00 per unit), 7,920,000 and 9,200,000 units issued and outstanding at December 31, 2011 and December 31, 2010, respectively	191,469	222,413
Limited partners' capital, 2,979,979 and 3,001,250 units issued and outstanding at December 31, 2011 and December 31, 2010, respectively	10,332	9,918
General partner's capital, 154,101,482 and 131,046,509 units issued and outstanding at December 31, 2011 and December 31, 2010, respectively	2,469,233	2,150,314
Accumulated other comprehensive loss	(58,594)	(69,549)
Total partners' capital	2,612,440	2,313,096
Noncontrolling interests deficit	(244)	(200)
Total capital	2,612,196	2,312,896
Total liabilities and capital	$ 4,428,545	$ 3,959,754

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except unit data)

	For the Year Ended December 31, 2011	2010	2009
Revenues:			
Rental	$ 330,616	$ 295,107	$ 269,901
Tenant recoveries	102,302	87,403	77,406
Other revenue	6,781	3,927	13,859
Total revenues	439,699	386,437	361,166
Expenses:			
Rental operations	128,809	112,438	104,824
Depreciation and amortization	142,681	115,355	109,620
General and administrative	30,966	25,901	22,455
Acquisition related expenses	1,099	3,053	464
Total expenses	303,555	256,747	237,363
Income from operations	136,144	129,690	123,803
Equity in net loss of unconsolidated partnerships	(2,489)	(1,645)	(2,390)
Interest expense, net	(89,181)	(86,073)	(64,690)
Other (expense) / income	(1,760)	(2,658)	3,467
Net income	42,714	39,314	60,190
Net loss attributable to noncontrolling interests	44	48	64
Net income attributable to the Operating Partnership	42,758	39,362	60,254
Preferred unit distributions	(16,033)	(16,963)	(16,963)
Cost on redemption of preferred units	(165)	—	—
Net income available to unitholders	$ 26,560	$ 22,399	$ 43,291
Net income per unit available to unitholders:			
Basic and diluted earnings per unit	$ 0.19	$ 0.19	$ 0.45
Weighted-average units outstanding:			
Basic	135,549,934	115,572,569	94,005,382
Diluted	135,549,934	115,572,569	94,005,382

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Net income available to unitholders and noncontrolling interests	$ 26,516	$ 22,351	$ 43,227
Other comprehensive income:			
Unrealized gain on derivative instruments, net	3,825	8,630	26,841
Amortization of deferred interest costs	7,027	7,114	3,588
Equity in other comprehensive income/(loss) of unconsolidated partnerships	53	71	(503)
Deferred settlement payments on interest rate swaps, net	(21)	(519)	(2,571)
Reclassification on unrealized loss on equity securities	5,132	—	—
Reclassification on sale of equity securities	70	(537)	—
Unrealized (loss)/gain on equity securities	(5,131)	(74)	537
Total other comprehensive income	10,955	14,685	27,892
Comprehensive income	$ 37,471	$ 37,036	$ 71,119

2011 Annual Report to Stockholders

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL
(In thousands, except unit data)

	Preferred Series A		Limited Partners' Capital		General Partner's Capital		Accumulated Other Comprehensive (Loss)/Income	Total Partner's Equity	Noncontrolling Interests Deficit	Total Equity
	Units	Amount	Units	Amount	Units	Amount				
Balance at December 31, 2008	9,200,000	$ 222,413	3,435,514	$ 12,469	80,757,421	$ 1,515,281	$ (112,126)	$ 1,638,037	$ (88)	$ 1,637,949
Proceeds from issuance of OP units	—	—	—	—	17,302,754	174,167	—	174,167	—	174,167
Net issuances of unvested restricted OP units	—	—	—	—	581,140	(31)	—	(31)	—	(31)
Conversion of OP units	—	—	(358,954)	(2,111)	358,954	2,111	—	—	—	—
Vesting of share-based awards	—	—	—	—	—	5,625	—	5,625	—	5,625
Reallocation of equity to limited partners	—	—	—	79	—	(79)	—	—	—	—
Distributions	—	(16,963)	—	(2,245)	—	(62,652)	—	(81,860)	—	(81,860)
Net income	—	16,963	—	1,532	—	41,759	—	60,254	(64)	60,190
Unrealized loss on equity securities	—	—	—	—	—	—	537	537	—	537
Amortization of deferred interest costs	—	—	—	—	—	—	3,588	3,588	—	3,588
Unrealized gain on derivative instruments, net	—	—	—	—	—	—	23,767	23,767	—	23,767
Balance at December 31, 2009	9,200,000	222,413	3,076,560	9,724	99,000,269	1,676,181	(84,234)	1,824,084	(152)	1,823,932
Proceeds from issuance of OP units	—	—	—	—	31,426,000	523,672	—	523,672	—	523,672
Net issuances of unvested restricted OP units	—	—	—	—	544,930	(1,238)	—	(1,238)	—	(1,238)
Conversion of OP units	—	—	(75,310)	29	75,310	(29)	—	—	—	—
Vesting of share-based awards	—	—	—	—	—	6,989	—	6,989	—	6,989
Reallocation of equity to limited partners	—	—	—	1,514	—	(1,514)	—	—	—	—
Distributions	—	(16,963)	—	(1,895)	—	(75,600)	—	(94,458)	—	(94,458)
Net income	—	16,963	—	546	—	21,853	—	39,362	(48)	39,314
Reclassification on sale of marketable securities	—	—	—	—	—	—	(537)	(537)	—	(537)
Unrealized loss on marketable securities	—	—	—	—	—	—	(74)	(74)	—	(74)
Amortization of deferred interest costs	—	—	—	—	—	—	7,114	7,114	—	7,114
Unrealized gain on derivative instruments	—	—	—	—	—	—	8,182	8,182	—	8,182
Balance at December 31, 2010	9,200,000	222,413	3,001,250	9,918	131,046,509	2,150,314	(69,549)	2,313,096	(200)	2,312,896
Proceeds from issuance of OP units	—	—	—	—	22,562,922	399,571	—	399,571	—	399,571
Net issuances of unvested restricted OP units	—	—	—	—	470,780	(2,420)	—	(2,420)	—	(2,420)
Conversion of OP units	—	—	(21,271)	49	21,271	(49)	—	—	—	—
Redemption of preferred units	(1,280,000)	(31,109)	—	—	—	—	—	(31,109)	—	(31,109)
Vesting of share-based awards	—	—	—	—	—	7,582	—	7,582	—	7,582
Reallocation of equity to limited partners	—	—	—	2,182	—	(2,182)	—	—	—	—
Distributions	—	(16,033)	—	(2,386)	—	(109,574)	—	(127,993)	—	(127,993)
Net income	—	16,198	—	569	—	25,991	—	42,758	(44)	42,714
Reclassification on other-than-temporary impairment of marketable securities	—	—	—	—	—	—	5,132	5,132	—	5,132
Reclassification on sale of marketable securities	—	—	—	—	—	—	70	70	—	70
Unrealized loss on equity securities	—	—	—	—	—	—	(5,131)	(5,131)	—	(5,131)
Amortization of deferred interest costs	—	—	—	—	—	—	7,027	7,027	—	7,027
Unrealized gain on derivative instruments, net	—	—	—	—	—	—	3,857	3,857	—	3,857
Balance at December 31, 2011	7,920,000	$ 191,469	2,979,979	$ 10,332	154,101,482	$ 2,469,233	$ (58,594)	$ 2,612,440	$ (244)	$ 2,612,196

See accompanying notes to consolidated financial statements.

BIOMED REALTY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Operating activities:			
Net income	$ 42,714	$ 39,314	$ 60,190
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	142,681	115,355	109,620
Allowance for doubtful accounts	2,277	1,759	6,257
Non-cash revenue adjustments	10,400	1,107	(4,966)
Other non-cash adjustments	9,130	14,660	5,737
Compensation expense related to share-based payments	7,582	6,989	5,625
Distributions representing a return on capital from unconsolidated partnerships	2,428	1,374	586
Changes in operating assets and liabilities:			
Accounts receivable	(1,308)	(2,052)	4,197
Accrued straight-line rents	(24,925)	(26,285)	(29,100)
Deferred leasing costs	(12,583)	(5,631)	(8,669)
Other assets	2,640	(11,592)	(8,361)
Accounts payable, accrued expenses and other liabilities	(6,005)	26,897	3,012
Net cash provided by operating activities	175,031	161,895	144,128
Investing activities:			
Purchases of interests in and additions to investments in real estate and related intangible assets, net of cash acquired	(536,835)	(706,205)	(114,802)
Contributions to unconsolidated partnerships, net	(54,436)	(4,397)	(42,825)
Purchases of debt and equity securities	(5,245)	—	—
Proceeds from the sale of equity securities	125	1,227	961
Receipts of master lease payments	—	189	—
Funds held in escrow for acquisitions	(7,940)	(1,800)	—
Net cash used in investing activities	(604,331)	(710,986)	(156,666)
Financing activities:			
Proceeds from issuance of OP units	399,571	523,672	174,167
Redemption of Series A preferred units	(31,109)	—	—
Payment of deferred loan costs	(9,712)	(8,912)	(4,037)
Unsecured line of credit proceeds	771,575	745,392	483,337
Unsecured line of credit payments	(896,025)	(750,608)	(194,438)
Mortgage notes proceeds	—	—	368,000
Principal payments on mortgage notes payable	(67,741)	(23,463)	(49,854)
Secured term loan repayments	—	(250,000)	—
Repurchases of exchangeable senior notes due 2026	(19,800)	(26,410)	(74,181)
Proceeds from exchangeable senior notes due 2030	—	180,000	—

	Year Ended December 31, 2011	2010	2009
Proceeds from unsecured senior notes	397,460	247,443	—
Secured construction loan repayments	—	—	(507,128)
Settlement of derivative instruments	—	—	(86,482)
Deferred settlement payments on interest rate swaps, net	(21)	(519)	(2,571)
Distributions paid to unitholders	(103,331)	(68,996)	(78,812)
Distributions paid to preferred unitholders	(16,623)	(16,963)	(16,963)
Net cash provided by financing activities	424,244	550,636	11,038
Net (decrease)/increase in cash and cash equivalents	(5,056)	1,545	(1,500)
Cash and cash equivalents at beginning of period	21,467	19,922	21,422
Cash and cash equivalents at end of period	$ 16,411	$ 21,467	$ 19,922
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest (net of amounts capitalized of $7,568, $5,442, and $12,405, respectively)	$ 76,005	$ 74,620	$ 52,971
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for unit distributions declared	$ 31,417	$ 22,788	$ 14,290
Accrual for preferred unit distributions declared	3,651	4,241	4,241
Accrued additions to real estate and related intangible assets	24,317	37,415	13,296
Mortgage note assumed (includes premium of $660 in 2010)	—	13,951	—

2011 Annual Report to Stockholders

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of the Parent Company and Description of Business

BioMed Realty Trust, Inc., a Maryland corporation (the "Parent Company") operates as a fully integrated, self-administered and self-managed real estate investment trust ("REIT") focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry principally through its subsidiary, BioMed Realty, L.P., a Maryland limited partnership (the "Operating Partnership" and together with the Parent Company referred to as the "Company"). The Company's tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. The Company's properties are generally located in markets with well-established reputations as centers for scientific research, including Boston, San Francisco, San Diego, Maryland, New York/New Jersey, Pennsylvania and Seattle.

The Parent Company is the sole general partner of the Operating Partnership and, as of December 31, 2011, owned a 98.1% interest in the Operating Partnership. The remaining 1.9% interest in the Operating Partnership is held by limited partners. Each partner's percentage interest in the Operating Partnership is determined based on the number of operating partnership units and long-term incentive plan units ("LTIP units" and together with the operating partnership units, the "OP units") owned as compared to total OP units (and potentially issuable OP units, as applicable) outstanding as of each period end and is used as the basis for the allocation of net income or loss to each partner.

Information with respect to the number of properties, square footage, and the percent of rentable square feet leased to tenants is unaudited.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, partnerships and limited liability companies it controls, and variable interest entities for which the Company has determined itself to be the primary beneficiary. All material intercompany transactions and balances have been eliminated. The Company consolidates entities the Company controls and records a noncontrolling interest for the portions not owned by the Company. Control is determined, where applicable, by the sufficiency of equity invested and the rights of the equity holders, and by the ownership of a majority of the voting interests, with consideration given to the existence of approval or veto rights granted to the minority stockholder. If the minority stockholder holds substantive participating rights, it overcomes the presumption of control by the majority voting interest holder. In contrast, if the minority stockholder simply holds protective rights (such as consent rights over certain actions), it does not overcome the presumption of control by the majority voting interest holder.

Investments in Partnerships and Limited Liability Companies

The Company evaluates its investments in limited liability companies and partnerships to determine whether such entities may be a variable interest entity, or VIE, and, if a VIE, whether the Company is the primary beneficiary. Generally, an entity is determined to be a VIE when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary is the entity that has both (1) the power to direct matters that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. In addition, the Company considers the rights of other investors to participate in policy making decisions, to replace or remove the manager and to liquidate or sell the entity. The obligation to absorb losses and the right to receive benefits when a reporting entity is affiliated with a VIE must be based on ownership, contractual, and/or other pecuniary interests in that VIE. The Company has determined that it is the primary beneficiary in six VIEs, consisting of single-tenant properties in which the tenant has a fixed-price purchase option, which are consolidated and reflected in the accompanying consolidated financial statements. Selected financial data of the VIEs at December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010
Investment in real estate, net	$ 409,327	$ 375,428
Total assets	454,208	414,993
Total debt	146,581	147,000
Total liabilities	151,893	161,697

If the foregoing conditions do not apply, the Company considers whether a general partner or managing member controls a limited partnership or limited liability company. The general partner in a limited partnership or managing member in a limited liability company is presumed to control that limited partnership or limited liability company. The presumption may be overcome if the limited partners or members have either (1) the substantive ability to dissolve the limited partnership or limited liability company or otherwise remove the general partner or managing member without cause or (2) substantive participating rights, which provide the limited partners or members with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's or limited liability company's business and thereby preclude the general partner or managing member from exercising unilateral control over the partnership or company. If these criteria are met and the Company is the general partner or the managing member, as applicable, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated, the Company accounts for investments in entities over which it exercises significant influence, but does not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, the Company's net equity in the investment is reflected in the consolidated balance sheets and its share of net income or loss is included in the Company's consolidated statements of income.

On a periodic basis, management assesses whether there are any indicators that the carrying value of the Company's investments in unconsolidated partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if management's estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair-value of the investment. Management does not believe that the carrying value of any of the Company's unconsolidated investments in partnerships or limited liability companies was impaired as of December 31, 2011.

Investments in Real Estate, Net

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	Remaining useful life, not to exceed 40 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment (other assets)	Three to five years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Investments in real estate, net consisted of the following (in thousands):

	December 31, 2011	December 31, 2010
Land	$ 591,009	$ 578,753
Land under development	56,008	47,920
Buildings and improvements	3,615,678	3,160,392
Construction in progress	140,025	91,027
	4,402,720	3,878,092
Accumulated depreciation	(452,474)	(341,978)
	$ 3,950,246	$ 3,536,114

Purchase accounting is applied to the assets and liabilities of real estate properties in which the Company acquires a controlling interest or a partial interest. The fair-value of tangible assets of an acquired property (which includes land, buildings, and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the relative fair-value of these assets. Factors considered by the Company in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Upon the acquisition of a controlling interest of an investment in an unconsolidated partnership, such partnership is consolidated and a gain is recognized equal to the amount in which the fair-value of the noncontrolling interest in such partnership exceeded its carrying value at the time of obtaining control.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements (see deferred leasing costs below) are recorded based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period (see discussion of the recognition of acquired above-market and below-market leases in Revenue Recognition section below). The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The Company has also considered the existence of a tenant relationship intangible asset, but has not historically allocated any value to tenant relationships apart from acquired in-place leases. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated or if termination is determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of all unamortized amounts related to that lease would be accelerated and such amounts written off.

Costs incurred in connection with the development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. The Company capitalizes costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. Determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with any remaining portion under construction. Interest costs capitalized for the years ended December 31, 2011, 2010 and 2009 were $7.6 million, $5.4 million, and $12.4 million, respectively. Payroll costs capitalized for the years ended December 31, 2011, 2010 and 2009 were $1.3 million, $832,000, and $697,000, respectively. Costs associated with acquisitions are charged to expense.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. The Company is required to make subjective assessments as to whether there are impairments in the values of its investments in long-lived assets. These assessments have a direct impact on the Company's net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although the Company's strategy is to hold its properties over the long-term, if the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair-value, and such loss could be material. As of and through December 31, 2011, no assets have been identified as impaired and no such impairment losses have been recognized.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. We maintain our cash at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC limits. The Company believes that the risk is not significant.

Restricted Cash

Restricted cash primarily consists of cash deposits for real estate taxes, insurance and capital expenditures as required by certain mortgage notes payable.

Deferred Leasing Costs

Leasing commissions and other direct costs associated with obtaining new or renewal leases are recorded at cost and amortized on a straight-line basis over the terms of the respective leases, with remaining terms ranging from less than one year to approximately 20 years as of December 31, 2011. Deferred leasing costs also include the net carrying value of acquired in-place leases and acquired management agreements.

Deferred leasing costs, net at December 31, 2011 consisted of the following (in thousands):

	Balance at December 31, 2011	Accumulated Amortization	Net
Acquired in-place leases	$ 260,552	$ (150,453)	$ 110,099
Acquired management agreements	22,696	(12,641)	10,055
Deferred leasing and other direct costs	54,461	(17,360)	37,101
	$ 337,709	$ (180,454)	$ 157,255

Deferred leasing costs, net at December 31, 2010 consisted of the following (in thousands):

	Balance at December 31, 2010	Accumulated Amortization	Net
Acquired in-place leases	$ 216,674	$ (126,484)	$ 90,190
Acquired management agreements	18,557	(11,132)	7,425
Deferred leasing and other direct costs	40,531	(13,086)	27,445
	$ 275,762	$ (150,702)	$ 125,060

The estimated amortization expense for deferred leasing costs at December 31, 2011 was as follows (in thousands):

2012	$ 34,519
2013	26,046
2014	24,452
2015	20,681
2016	13,607
Thereafter	37,950
	$ 157,255

Revenue Recognition, Operating Expenses and Lease Terminations

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, the Company evaluates whether the Company or the lessee is the owner, for accounting purposes, of the tenant improvements. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination, the Company considers all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) the Company's estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods (based on the Company's assessment of the likelihood that the renewal periods will be exercised). The capitalized above-market lease values are amortized as a reduction of rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases and any fixed-rate renewal periods, if applicable. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off.

The impact of the straight-line rent revenue, acquired above and below market lease revenue, and lease incentive revenue consisted of the following (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Straight-line rent revenue	$ 25,243	$ 26,285	$ 29,100
Acquired above-market lease revenue	(9,607)	(2,890)	(1,282)
Acquired below-market lease revenue	1,453	3,992	7,526
Lease incentive revenue	(2,246)	(2,209)	(1,278)
Net increase to revenue	$ 14,843	$ 25,178	$ 34,066

Total estimated minimum rents under non-cancelable operating tenant leases in effect at December 31, 2011 were as follows (in thousands):

2012	$ 365,816
2013	362,528
2014	353,587
2015	338,306
2016	294,634
Thereafter	1,771,814
	$ 3,486,685

The estimated amortization for acquired above- and below-market lease revenue and lease incentive revenue at December 31, 2011 was as follows (in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total
Amortization of:							
Acquired above-market leases	$ (9,718)	$ (4,652)	$ (4,078)	$ (1,640)	$ (985)	$ (5,245)	$ (26,318)
Acquired below-market leases	1,351	1,088	819	634	507	2,110	6,509
Lease incentive	(2,873)	(2,671)	(2,671)	(2,671)	(2,450)	(9,615)	(22,951)

Rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs, are subject to recovery from tenants under the terms of lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recorded in revenues as tenant recoveries, and the expenses are recorded in rental operations expenses, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

On an ongoing basis, the Company evaluates the recoverability of tenant balances, including rents receivable, straight-line rents receivable, tenant improvements, deferred leasing costs and any acquisition intangibles. When it is determined that the recoverability of tenant balances is not probable, an allowance for expected losses related to tenant receivables, including straight-line rents receivable, utilizing the specific identification method, is recorded as a charge to earnings. Upon the termination of a lease, the amortization of tenant improvements, deferred leasing costs and acquisition intangible assets and liabilities is accelerated to the expected termination date as a charge to their respective line items and tenant receivables are written off as a reduction of the allowance in the period in which the balance is deemed to be no longer collectible. For financial reporting purposes, a lease is treated as terminated upon a tenant filing for bankruptcy, when a space is abandoned and a tenant ceases rent payments, or when other circumstances indicate that termination of a tenant's lease is probable (e.g., eviction). Lease termination fees are recognized in other income when the related leases are canceled, the amounts to be received are fixed and determinable and collectability is assured, and when the Company has no continuing obligation to provide services to such former tenants.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent and tenant recovery payments or defaults. The Company maintains an allowance for accrued straight-line rents. The determination of this allowance is based on the tenants' payment history and current credit status. Bad debt expense included in rental operations expenses was $2.3 million, $1.8 million and $6.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company's allowance for doubtful accounts included in accounts receivable, net and accrued straight line rent, net was $2.9 million and $3.4 million as of December 31, 2011 and 2010, respectively.

Investments

The Company, through its Operating Partnership, holds equity investments in certain publicly-traded companies and privately-held companies primarily involved in the life science industry. The Company may accept equity investments from tenants in lieu of cash rents, as prepaid rent pursuant to the execution of a lease, or as additional consideration for a lease termination. The Company does not acquire investments for trading purposes and, as a result, all of the Company's investments in publicly-traded companies are considered "available-for-sale" and are recorded at fair-value. Changes in the fair-value of investments classified as available-for-sale are recorded in comprehensive income. The fair-value of the Company's equity investments in publicly-traded companies is determined based upon the closing trading price of the equity security as of the balance sheet date, with unrealized gains and losses shown as a separate component of stockholders' equity. Investments in privately-held companies are generally accounted for under the cost method, because the Company does not influence any operating or financial policies of the companies in which it invests. The classification of investments is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of investments sold is determined by the specific identification method, with net realized gains and losses included in other income. For all investments, if a decline in the fair-value of an investment below its carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair-value with a non-cash charge to earnings. The factors that the Company considers in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives and new collaborative agreements.

Investments in equity securities, which are included in other assets on the accompanying consolidated balance sheets, consisted of the following (in thousands):

	December 31, 2011	December 31, 2010
Available-for-sale securities, historical cost	$ 5,585	$ 4,133
Other-than-temporary unrealized loss	(4,595)	—
Unrealized loss	(2)	(73)
Available-for-sale securities, fair-value(1)	988	4,060
Privately-held securities, cost basis	4,245	—
Total equity securities	$ 5,233	$ 4,060

(1) Determination of fair-value is classified as Level 1 in the fair-value hierarchy based on the use of quoted prices in active markets.

The Company's investments in available-for-sale securities of two publicly traded companies currently have fair market values that are less than the Company's initial cost basis in these securities due to decreases in their respective stock prices during the year ended December 31, 2011. During the year ended December 31, 2011, the Company reclassified to other expense from accumulated other comprehensive loss, an unrealized loss, considered to be other than temporary, of approximately $5.1 million, relating to its investment in securities of these companies. Management will continue to periodically evaluate whether any investment, the fair-value of which is less than the Company's initial cost basis, should be considered other-than-temporarily-impaired. If other than temporary impairment is considered to exist, the related unrealized loss will be reclassified from accumulated other comprehensive loss and recorded as a reduction of net income.

During the year ended December 31, 2010, the Company sold a portion of its available-for-sale securities, resulting in net proceeds of approximately $1.2 million and a realized gain on sale of approximately $865,000 (based on a specific identification of the securities sold), which was reclassified from accumulated other comprehensive loss and recognized in other income in the accompanying consolidated statements of income.

The Company's remaining investments consisted of securities in privately-held companies or funds, which are recorded at cost basis due to the Company's lack of control or significant influence over such companies or funds. The Company invested in equity securities of two privately-held companies and two privately-held funds during the year ended December 31, 2011. There were no identified events or changes in circumstances that may have a significant adverse effect on the carrying value of the Company's cost basis investments and therefore, no evaluation of impairment was performed during the year ended December 31, 2011 on the Company's cost basis investments.

Share-Based Payments

All share-based payments to employees are recognized in the income statement based on their fair-value. Through December 31, 2011, the Company had only awarded restricted stock of the Parent Company and LTIP unit grants of the Operating Partnership under its incentive award plan, both of which are valued based on the closing market price of the underlying common stock on the date of grant, and had not granted any stock options. The fair-value of all share-based payments is amortized to general and administrative expense and rental operations expense over the relevant service period, adjusted for anticipated forfeitures.

Assets and Liabilities Measured at Fair-Value

The Company measures financial instruments and other items at fair-value where required under GAAP, but has elected not to measure any additional financial instruments and other items at fair-value as permitted under fair-value option accounting guidance.

Fair-value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, there is a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company has used interest rate swaps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair-value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2011, the Company has determined that the impact of the credit valuation adjustments on the overall valuation of its derivative positions is not significant. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair-value hierarchy (see Note 9).

The valuation of the Company's investments in publicly-traded companies utilizes observable market-based inputs, based on the closing trading price of securities as of the balance sheet date, therefore, the Company has determined that valuations of available-for-sale securities are classified in Level 1 of the fair-value hierarchy.

No other assets or liabilities are measured at fair-value on a recurring basis, or have been measured at fair-value on a non-recurring basis subsequent to initial recognition, in the accompanying consolidated balance sheets as of December 31, 2011.

Derivative Instruments

The Company records all derivatives on the consolidated balance sheets at fair-value. In determining the fair-value of its derivatives, the Company considers the credit risk of its counterparties and the Company. These counterparties are generally larger financial institutions engaged in providing a variety of financial services. These institutions generally face similar risks regarding adverse changes in market and economic conditions, including, but not limited to, fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. The ongoing disruptions in the financial markets have heightened the risks to these institutions. While management believes that its counterparties will meet their obligations under the derivative contracts, it is possible that defaults may occur.

The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk in a fair-value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in accumulated other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings. If charges relating to the hedged transaction are being deferred pursuant to redevelopment or development activities, the effective portion of changes in the fair-value of the derivative are also deferred in other comprehensive income on the consolidated balance sheet, and are amortized to the income statement once the deferred charges from the hedged transaction begin again to affect earnings. The ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives that are not classified as hedges, changes in the fair-value of the derivative are recognized directly in earnings in the period in which the change occurs.

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or expected cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's investments and borrowings.

The Company's primary objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During the years ended December 31, 2011, 2010, and 2009, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt (see Note 9). The Company formally documents the hedging relationships for all derivative instruments, has historically accounted for its interest rate swap agreements as cash flow hedges, and does not use derivatives for trading or speculative purposes.

Equity Offering Costs

Underwriting commissions and offering costs are reflected as a reduction of proceeds.

Income Taxes of the Parent Company

The Parent Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Parent Company believes it has qualified and continues to qualify as a REIT. A REIT is generally not subject to federal income tax on that portion of its taxable income that is distributed to its stockholders. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. REITs are subject to a number of organizational and operational requirements. If the Parent Company fails to qualify as a REIT in any taxable year, the Parent Company will be subject to federal income tax (including any applicable alternative minimum tax) and, in most of the states, state income tax on its taxable income at regular corporate tax rates. The Parent Company is subject to certain state and local taxes.

Income Taxes of the Operating Partnership

As a partnership, the allocated share of income of the Operating Partnership is included in the income tax returns of the general and limited partners. Accordingly, no accounting for income taxes is required in the accompanying consolidated financial statements. The Operating Partnership may be subject to certain state or local taxes on its income and property.

The Operating Partnership has formed a taxable REIT subsidiary (the "TRS") on behalf of the Parent Company. In general, the TRS may perform non-customary services for tenants, hold assets that the Parent Company cannot hold directly and, except for the operation or management of health care facilities or lodging facilities or the providing of any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, may engage in any real estate or non-real estate related business. The TRS is subject to corporate federal income taxes on its taxable income at regular corporate tax rates. There is no tax provision for the TRS for the periods presented in the accompanying consolidated statements of income due to net operating losses incurred. No tax benefits have been recorded since it is not considered more likely than not that the deferred tax asset related to the net operating loss carryforwards will be utilized.

Dividends and Distributions

Earnings and profits, which determine the taxability of dividends and distributions to stockholders, will differ from income reported for financial reporting purposes due to the difference for federal income tax purposes in the treatment of revenue recognition, compensation expense, and in the estimated useful lives of real estate assets used to compute depreciation.

The income tax treatment for dividends was as follows:

	For the Years Ended December 31,					
	2011		2010		2009	
	Per Share	%	Per Share	%	Per Share	%
Common stock:						
Ordinary income	$ 0.44	57.14%	$ 0.39	64.66%	$ 0.45	50.56%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Return of capital	0.33	42.86%	0.21	35.34%	0.44	49.44%
Total	$ 0.77	100.00%	$ 0.60	100.00%	$ 0.89	100.00%
Preferred stock:						
Ordinary income	$ 1.84	100.00%	$ 1.84	100.00%	$ 1.84	100.00%
Capital gain	—	0.00%	—	0.00%	—	0.00%
Return of capital	—	0.00%	—	0.00%	—	0.00%
Total	$ 1.84	100.00%	$ 1.84	100.00%	$ 1.84	100.00%

Management's Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with GAAP. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and reported amounts of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions.

Reclassifications

Certain prior year amounts have been combined to conform to the current year presentation. On the consolidated balance sheets restricted cash, acquired above-market leases, net, and deferred loan costs, net are presented in other assets. Security deposits, distributions payable, derivative instruments, and acquired below-market leases, net are presented in accounts payable, accrued expenses, and other liabilities. On the consolidated statements of income real estate taxes are presented in rental operations expense, interest income is presented in interest expense, net and gains/(losses) on derivative instruments and debt extinguishment are presented in other (expense)/income.

3. Equity of the Parent Company

During the year ended December 31, 2011, the Parent Company issued restricted stock awards to the Company's employees and directors totaling 615,252 and 15,085 shares of common stock, respectively (129,342 shares of common stock were surrendered to the Company and subsequently retired in lieu of cash payments for taxes due on the vesting of restricted stock and 30,215 shares were forfeited during the same period), which are included in the total of common stock outstanding as of the period end.

In November 2011, the Parent Company completed the issuance of 22,562,922 shares of common stock and contributed net proceeds of approximately $399.6 million, after deducting the underwriter's discount and commissions and offering expenses, to the Operating Partnership in exchange for the issuance of 22,562,922 operating partnership units. The net proceeds to the Operating Partnership were utilized to repay a portion of the outstanding indebtedness on its unsecured line of credit and for other general corporate and working capital purposes.

The Parent Company also maintains a Dividend Reinvestment Program and a Cash Option Purchase Plan (collectively, the "DRIP Plan") to provide existing stockholders of the Parent Company with an opportunity to invest automatically the cash dividends paid upon shares of the Parent Company's common stock held by them, as well as permit existing and prospective stockholders to make voluntary cash purchases. Participants may elect to reinvest a portion of, or the full amount of cash dividends paid, whereas optional cash purchases are normally limited to a maximum amount of $10,000. In addition, the Parent Company may elect to establish a discount ranging from 0% to 5% from the market price applicable to newly issued shares of common stock purchased directly from the Parent Company. The Parent Company may change the discount, initially set at 0%, at its discretion, but may not change the discount more frequently than once in any three-month period. Shares purchased under the DRIP Plan shall be, at the Parent Company's option, purchased from either (1) authorized, but previously unissued shares of common stock, (2) shares of common stock purchased in the open market or privately negotiated transactions, or (3) a combination of both. As of and through December 31, 2011, all shares issued to participants in the DRIP Plan have been acquired through purchases in the open market.

Common Stock, Operating Partnership Units and LTIP Units

As of December 31, 2011, the Company had outstanding 154,101,482 shares of the Parent Company's common stock and 2,593,538 and 386,441 operating partnership and LTIP units, respectively. A share of the Parent Company's common stock and the operating partnership and LTIP units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership.

7.375% Series A Cumulative Redeemable Preferred Stock

As of December 31, 2011, the Company had outstanding 7,920,000 shares of the Parent Company's 7.375% Series A Cumulative Redeemable Preferred Stock, or Series A preferred stock. During the year ended December 31, 2011, the Company completed the repurchase of 1,280,000 shares of the Parent Company's Series A preferred stock for approximately $31.1 million, or $24.30 per share, net of accrued dividends of approximately $250,000, or $0.20 per share. The repurchase of the Series A preferred stock resulted in the recognition of costs on redemption of preferred stock of approximately $165,000 for the year ended December 31, 2011 as a result of the difference between the carrying value and the price paid to repurchase the Series A preferred stock.

Dividends are cumulative on the Series A preferred stock from the date of original issuance in the amount of $1.84375 per share each year, which is equivalent to 7.375% of the $25.00 liquidation preference per share. Dividends on the Series A preferred stock are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Following a change in control, if the Series A preferred stock is not listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Global Market, holders will be entitled to receive (when and as authorized by the board of directors and declared by the Company), cumulative cash dividends from, but excluding, the first date on which both the change of control and the delisting occurs at an increased rate of 8.375% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.09375 per share) for as long as the Series A preferred stock is not listed. The Series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A preferred stock will rank senior to the Company's common stock with respect to the payment of distributions and other amounts. The Company is not allowed to redeem the Series A preferred stock before January 18, 2012, except in limited circumstances to preserve its status as a REIT. On or after January 18, 2012, the Company may, at its option, redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends on such Series A preferred stock up to, but excluding the redemption date. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of the Company.

Dividends and Distributions

The following table lists the dividends and distributions declared by the Parent Company and the Operating Partnership during the year ended December 31, 2011:

Declaration Date	Securities Class	Amount Per Share/Unit	Period Covered	Dividend and Distribution Payable Date	Dividend and Distribution Amount (in thousands)
March 14, 2011	Common stock and OP units	$ 0.20000	January 1, 2011 to March 31, 2011	April 15, 2011	$ 26,846
March 14, 2011	Series A preferred stock/units	$ 0.46094	January 16, 2011 to April 15, 2011	April 15, 2011	$ 4,240
June 15, 2011	Common stock and OP units	$ 0.20000	April 1, 2011 to June 30, 2011	July 15, 2011	$ 26,848
June 15, 2011	Series A preferred stock/units	$ 0.46094	April 16, 2011 to July 15, 2011	July 15, 2011	$ 4,241
September 15, 2011	Common stock and OP units	$ 0.20000	July 1, 2011 to September 30, 2011	October 17, 2011	$ 26,849
September 15, 2011	Series A preferred stock/units	$ 0.46094	July 16, 2011 to October 15, 2011	October 17, 2011	$ 3,901
December 14, 2011	Common stock and OP units	$ 0.20000	October 1, 2011 to December 31, 2011	January 17, 2012	$ 31,417
December 14, 2011	Series A preferred stock/units	$ 0.46094	October 16, 2011 to January 15, 2012	January 17, 2012	$ 3,651

Total 2011 dividends and distributions declared through December 31, 2011 (in thousands):

Common stock and OP units	$ 111,960
Series A preferred stock/units	16,033
	$ 127,993

Noncontrolling Interests

Noncontrolling interests on the consolidated balance sheets of the Parent Company relate primarily to the OP units in the Operating Partnership that are not owned by the Parent Company. With respect to the noncontrolling interests in the Operating Partnership, noncontrolling interests with redemption provisions that permit the issuer to settle in either cash or common stock at the option of the issuer are further evaluated to determine whether temporary or permanent equity classification on the balance sheet is appropriate. Because the OP units comprising the noncontrolling interests contain such a provision, the Company evaluated this guidance, including the requirement to settle in unregistered shares, and determined that the OP units meet the requirements to qualify for presentation as permanent equity.

The Company evaluates individual redeemable noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity in the consolidated balance sheets. Any redeemable noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value at the end of the period in which the determination is made.

The redemption value of the OP units not owned by the Parent Company, had such units been redeemed at December 31, 2011, was approximately $54.4 million based on the average closing price of the Parent Company's common stock of $18.27 per share for the ten consecutive trading days immediately preceding December 31, 2011.

The following table shows the vested ownership interests in the Operating Partnership were as follows:

	December 31, 2011		December 31, 2010	
	Operating Partnership Units and LTIP Units	Percentage of Total	Operating Partnership Units and LTIP Units	Percentage of Total
BioMed Realty Trust	152,435,271	98.1%	129,603,445	97.8%
Noncontrolling interest consisting of:				
Operating partnership and LTIP units held by employees and related parties	2,332,318	1.5%	2,268,873	1.7%
Operating partnership and LTIP units held by third parties	588,801	0.4%	588,801	0.5%
Total	155,356,390	100.0%	132,461,119	100.0%

4. Capital of the Operating Partnership

Operating Partnership Units and LTIP Units

As of December 31, 2011, the Operating Partnership had outstanding 156,695,020 operating partnership units and 386,441 LTIP units. The Parent Company owned 98.1% of the partnership interests in the Operating Partnership at December 31, 2011, is the Operating Partnership's general partner and is responsible for the management of the Operating Partnership's business. As the general partner of the Operating Partnership, the Parent Company effectively controls the ability to issue common stock of the Parent Company upon a limited partner's notice of redemption. In addition, the general partner of the Operating Partnership has generally acquired OP units upon a limited partner's notice of redemption in exchange for shares of the Parent Company's common stock. The redemption provisions of OP units owned by limited partners that permit the issuer to settle in either cash or common stock at the option of the issuer are further evaluated in accordance with applicable accounting guidance to determine whether temporary or permanent equity classification on the balance sheet is appropriate. The Operating Partnership evaluated this guidance, including the requirement to settle in unregistered shares, and determined that these OP units meet the requirements to qualify for presentation as permanent equity.

LTIP units represent a profits interest in the Operating Partnership for services rendered or to be rendered by the LTIP unit holder in its capacity as a partner, or in anticipation of becoming a partner, in the Operating Partnership. Unvested LTIP units do not have full parity with common units of the Operating Partnership at issuance with respect to liquidating distributions, although LTIP unit holders receive the same quarterly per unit distributions as common units and may vote the LTIP units from the date of issuance. The LTIP units are subject to vesting requirements, which lapse five years from the date of issuance. In addition, the LTIP units are generally subject to a two-year lock-up period during which time the LTIP units may not be redeemed or sold by the LTIP unit holder. Upon the occurrence of specified events, LTIP units may over time achieve full parity with common units of the Operating Partnership for all purposes. Upon achieving full parity, and after the expiration of any vesting and lock-up periods, LTIP units may be redeemed for an equal number of the Parent Company's common stock or cash, at the Parent Company's election.

The redemption value of the OP units owned by the limited partners, not including the Parent Company, had such units been redeemed at December 31, 2011, was approximately $54.4 million based on the average closing price of the Parent Company's common stock of $18.27 per share for the ten consecutive trading days immediately preceding December 31, 2011.

7.375% Series A Cumulative Redeemable Preferred Units

Pursuant to the Operating Partnership's partnership agreement, the Operating Partnership's Series A cumulative redeemable preferred units ("Series A preferred units") were issued to the Parent Company in exchange for contributed proceeds of approximately $222.4 million following the Parent Company's issuance of 7.375% Series A cumulative redeemable preferred stock ("Series A preferred stock"). The Operating Partnership's Series A preferred units are only redeemable for cash equal to a redemption price of $25.00 per unit, plus all accrued and unpaid distributions on such Series A preferred units up to, but excluding the redemption date, if and when shares of the Series A preferred stock are redeemed by the Parent Company, which may not occur before January 18, 2012, except in limited circumstances where necessary to preserve the Parent Company's status as a REIT. On or after January 18, 2012, the Parent Company may, at its option, redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid distributions on such Series A preferred stock up to, but excluding the redemption date.

As of December 31, 2011, the Operating Partnership had outstanding 7,920,000 7.375% Series A preferred units. Distributions are cumulative on the Series A preferred units from the date of original issuance in the amount of $1.84375 per unit each year, which is equivalent to 7.375% of the $25.00 liquidation preference per unit. Distributions on the Series A preferred units are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Following a change in control of the Parent Company, if the Series A preferred stock of the Parent Company is not listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Global Market, holders of the Series A preferred stock would be entitled to receive (when and as authorized by the board of directors of the Parent Company and declared by the Parent Company), cumulative cash dividends from, but excluding, the first date on which both the change of control and the delisting occurs at an increased rate of 8.375% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.09375 per share) for as long as the Series A preferred stock is not listed. The Series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A preferred units will rank senior to the OP units with respect to the payment of distributions and other amounts. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Parent Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of the Parent Company.

5. Debt

Debt of the Parent Company

The Parent Company does not hold any indebtedness. All debt is held directly or indirectly by the Operating Partnership; however, the Parent Company has guaranteed the Operating Partnership's Exchangeable Senior Notes due 2030 (the "Notes due 2030"), Unsecured Senior Notes due 2016 (the "Notes due 2016"), Unsecured Senior Notes due 2020 (the "Notes due 2020") and unsecured line of credit.

Debt of the Operating Partnership

A summary of the Operating Partnership's outstanding consolidated debt as of December 31, 2011 and December 31, 2010 was as follows (dollars in thousands):

	Stated Fixed Interest Rate	Effective Interest Rate	Principal Balance December 31, 2011	Principal Balance December 31, 2010	Maturity Date
Mortgage Notes Payable					
Ardentech Court (1)	7.25%	5.06%	$ —	$ 4,237	July 1, 2012
Center for Life Science | Boston	7.75%	7.75%	342,149	345,577	June 30, 2014
500 Kendall Street (Kendall D)	6.38%	5.45%	62,261	64,230	December 1, 2018
6828 Nancy Ridge Drive	7.15%	5.38%	6,373	6,488	September 1, 2012
Road to the Cure (1)	6.70%	5.78%	—	14,696	January 31, 2014
10255 Science Center Drive (1)	7.65%	5.04%	—	10,800	July 1, 2011
Shady Grove Road	5.97%	5.97%	146,581	147,000	September 1, 2016
Sidney Street	7.23%	5.11%	26,400	27,395	June 1, 2012
Sorrento West (1)	7.42%	2.72%	—	13,247	November 10, 2011
9865 Towne Centre Drive (1)	7.95%	7.95%	—	17,636	June 30, 2013
900 Uniqema Boulevard	8.61%	5.61%	814	1,011	May 1, 2015
			584,578	652,317	
Unamortized premiums			3,266	5,605	
Mortgage notes payable, net			587,844	657,922	
Notes due 2026			—	19,800	October 1, 2026
Unamortized discount			—	(278)	
Notes due 2026, net (2)			—	19,522	
Notes due 2030	3.75%	3.75%	180,000	180,000	January 15, 2030
Exchangeable senior notes, net			180,000	199,522	
Notes due 2016	3.85%	3.99%	400,000	—	April 15, 2016
Unamortized discount (3)			(2,190)	—	
Notes due 2016, net			397,810	—	
Notes due 2020	6.13%	6.27%	250,000	250,000	April 15, 2020
Unamortized discount (4)			(2,229)	(2,429)	
Notes due 2020, net			247,771	247,571	
Unsecured senior notes, net			645,581	247,571	
Unsecured line of credit (5)	1.83%	1.83%	268,000	392,450	July 13, 2015
Total consolidated debt			$ 1,681,425	$ 1,497,465	

(1) During the year ended December 31, 2011, the Operating Partnership voluntarily prepaid in full the outstanding mortgage notes totaling approximately $60.2 million pertaining to the Ardentech Court, Road to the Cure, 10255 Science Center Drive, Sorrento West and 9865 Towne Centre Drive properties, prior to their respective maturity dates.

(2) In October 2011, the Operating Partnership repurchased and redeemed in full the outstanding principal amount of its Exchangeable Senior Notes due 2026 (the "Notes due 2026").

(3) The unamortized debt discount will be amortized through April 15, 2016, the maturity date of the Notes due 2016.

(4) The unamortized debt discount will be amortized through April 15, 2020, the maturity date of the Notes due 2020.

(5) At December 31, 2011, the Operating Partnership had additional borrowing capacity under the unsecured line of credit of up to approximately $481.1 million (net of outstanding letters of credit issued by the Operating Partnership and drawable on the unsecured line of credit of approximately $910,000).

Mortgage Notes Payable, net

The net carrying value of properties (investments in real estate) secured by the Operating Partnership's mortgage notes payable was $1.0 billion and $1.2 billion at December 31, 2011 and 2010, respectively.

The Operating Partnership's $350.0 million mortgage loan, which is secured by the Company's Center for Life Science | Boston property in Boston, Massachusetts, includes a financial covenant relating to a minimum amount of net worth. Management believes that it was in compliance with this covenant as of December 31, 2011. Notwithstanding the financial covenant related to the Center for Life Science | Boston mortgage, no other financial covenants are required on the remaining mortgage notes payable.

Premiums were recorded upon assumption of the mortgage notes payable at the time of the related property acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

The Operating Partnership has the ability and intends to repay any principal and accrued interest due in 2012 through the use of cash from operations or borrowings from its unsecured line of credit.

Exchangeable Senior Notes due 2030

On January 11, 2010, the Operating Partnership issued $180.0 million aggregate principal amount of its Notes due 2030. The Notes due 2030 are general senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest at a rate of 3.75% per annum is payable on January 15 and July 15 of each year, beginning on July 15, 2010, until the stated maturity date of January 15, 2030. The terms of the Notes due 2030 are governed by an indenture, dated January 11, 2010, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee. The Notes due 2030 contain an exchange settlement feature, which provides that the Notes due 2030 may, at any time prior to the close of business on the second scheduled trading day preceding the maturity date, be exchangeable for shares of the Parent Company's common stock at the then applicable exchange rate. As the exchange feature for the Notes due 2030 must be settled in the common stock of the Parent Company, accounting guidance applicable to convertible debt instruments that permit the issuer to settle all or a portion of the exchange feature in cash upon conversion does not apply. The initial exchange rate was 55.0782 shares per $1,000 principal amount of Notes due 2030, representing an exchange price of approximately $18.16 per share of the Parent Company's common stock. If certain designated events occur on or prior to January 15, 2015 and a holder elects to exchange Notes due 2030 in connection with any such transaction, the Company will increase the exchange rate by a number of additional shares of the Parent Company's common stock based on the date the transaction becomes effective and the price paid per share of the Parent Company's common stock in the transaction, as set forth in the indenture governing the Notes due 2030. The exchange rate for the Notes due 2030 may also be adjusted under certain circumstances, including the payment of cash dividends in excess of $0.14 per share of common stock. The increase in the quarterly cash dividend from the second quarter of 2010 through the second quarter of 2011 to $0.20 per share of common stock resulted in an increase in the exchange rate of the Notes due 2030 from 55.0782 to 55.6548 shares per $1,000 principal amount of Notes due 2030, effective as of June 28, 2011, the Company's ex-dividend date.

The Operating Partnership may redeem the Notes due 2030, in whole or in part, at any time to preserve the Parent Company's status as a REIT or at any time on or after January 21, 2015 for cash at 100% of the principal amount plus accrued and unpaid interest. The holders of the Notes due 2030 have the right to require the Operating Partnership to repurchase the Notes due 2030, in whole or in part, for cash on each of January 15, 2015, January 15, 2020 and January 15, 2025, or upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Notes due 2030 plus accrued and unpaid interest. The terms of the indenture for the Notes due 2030 do not require compliance with any financial covenants.

Unsecured Senior Notes due 2016, net

On March 30, 2011, the Operating Partnership issued $400.0 million aggregate principal amount of its Notes due 2016. The purchase price paid by the underwriters was 99.365% of the principal amount and the Notes due 2016 have been recorded on the consolidated balance sheet net of the discount. The Notes due 2016 are senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. However, the Notes due 2016 are effectively subordinated to the Operating Partnership's existing and future mortgages and other secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and to all existing and future preferred equity and liabilities, whether secured or unsecured, of the Operating Partnership's subsidiaries, including guarantees provided by the Operating Partnership's subsidiaries under the Operating Partnership's unsecured line of credit. Interest at a rate of 3.85% per year is payable on April 15 and October 15 of each year, beginning on October 15, 2011, until the stated maturity date of April 15, 2016. The terms of the Notes due 2016 are governed by a base indenture and supplemental indenture, each dated March 30, 2011, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee.

The Operating Partnership may redeem the Notes due 2016, in whole or in part, at any time for cash at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes due 2016 being redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 30 basis points, plus in each case, accrued and unpaid interest.

The terms of the indenture for the Notes due 2016 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by the Operating Partnership and which require the Operating Partnership to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2011.

Unsecured Senior Notes due 2020, net

On April 29, 2010, the Operating Partnership issued $250.0 million aggregate principal amount of its Notes due 2020. The purchase price paid by the initial purchasers was 98.977% of the principal amount and the Notes due 2020 have been recorded on the consolidated balance sheet net of the discount. The Notes due 2020 are senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. However, the Notes due 2020 are effectively subordinated to the Operating Partnership's existing and future mortgages and other secured indebtedness (to the extent of the value of the collateral securing such indebtedness) and to all existing and future preferred equity and liabilities, whether secured or unsecured, of the Operating Partnership's subsidiaries, including guarantees provided by the Operating Partnership's subsidiaries under the Company's unsecured line of credit. Interest at a rate of 6.125% per year is payable on April 15 and October 15 of each year, beginning on October 15, 2010, until the stated maturity date of April 15, 2020. The terms of the Notes due 2020 are governed by an indenture, dated April 29, 2010, among the Operating Partnership, as issuer, the Parent Company, as guarantor, and U.S. Bank National Association, as trustee.

The Operating Partnership may redeem the Notes due 2020, in whole or in part, at any time for cash at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes due 2020 being redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 40 basis points, plus in each case, accrued and unpaid interest.

The terms of the indenture for the Notes due 2020 require compliance with various financial covenants, including limits on the amount of total leverage and secured debt maintained by the Operating Partnership and which require the Operating Partnership to maintain minimum levels of debt service coverage. Management believes that it was in compliance with these covenants as of December 31, 2011.

On January 12, 2011, in accordance with the registration rights agreement entered into among the Company, the Operating Partnership and the initial purchasers of the Notes due 2020, the Operating Partnership completed its exchange offer to exchange all of the outstanding unregistered Notes due 2020 for an equal principal amount of a new issue of 6.125% Senior Notes due 2020 pursuant to an effective registration statement on Form S-4 filed with the Securities and Exchange Commission. A total of $250.0 million aggregate principal amount of the original Notes due 2020, representing 100% of the outstanding principal amount of the original Notes due 2020, was tendered and received prior to the expiration of the exchange offer. The terms of the Notes due 2020 are substantially identical to the original Notes due 2020, except for transfer restrictions and registration rights relating to the original Notes due 2020.

Unsecured Line of Credit

The Operating Partnership's unsecured line of credit with KeyBank National Association ("KeyBank") and other lenders, which had a borrowing capacity of $720.0 million and a maturity date of August 1, 2011, was refinanced. On July 14, 2011, the Operating Partnership entered into an unsecured credit agreement with KeyBank, as administrative agent and co-lead arranger, Wells Fargo Securities, LLC as co-lead arranger, and certain other lenders. The unsecured credit agreement provides for available borrowings under a revolving line of credit of $750.0 million with a maturity date of July 13, 2015. Subject to the administrative agent's reasonable discretion, the Operating Partnership may increase the amount of the revolving credit commitments to $1.25 billion upon satisfying certain conditions. In addition, the Operating Partnership, at its sole discretion, may extend the maturity date of the revolving line of credit to July 13, 2016 after satisfying certain conditions and paying an extension fee. The revolving line of credit bears interest at a floating rate equal to, at the Operating Partnership's option, either (1) reserve adjusted LIBOR plus a spread which ranges from 100 to 205 basis points, depending on the Company's credit ratings, or (2) the highest of (a) the prime rate then in effect plus a spread which ranges from 0 to 125 basis points, (b) the federal funds rate then in effect plus a spread which ranges from 50 to 175 basis points or (c) one-month LIBOR plus a spread which ranges from 100 to 205 basis points, in each case, depending on the Company's credit ratings. In addition, a facility fee is payable on line capacity at an annual rate depending on the Company's credit rating, which is currently at 35 basis points.

The unsecured credit agreement includes certain restrictions and covenants which require compliance with financial covenants relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, overall leverage and unsecured leverage ratios, the maximum amount of secured indebtedness and certain investment limitations. Management believes that it was in compliance with these covenants as of December 31, 2011. The unsecured credit agreement specifies a number of events of default (some of which are subject to applicable cure periods), including, among others, the failure to make payments when due, noncompliance with covenants and defaults under other agreements or instruments of indebtedness. Upon the occurrence of an event of default, the lenders may terminate the revolving line of credit and declare all amounts outstanding to be immediately due and payable.

As of December 31, 2011, principal payments due for the Operating Partnership's consolidated indebtedness (excluding debt premiums and discounts) were as follows (in thousands):

2012	$ 40,479
2013	8,291
2014	339,020
2015	274,253
2016	543,426
Thereafter(1)	477,109
	$ 1,682,578

(1) Includes $180.0 million in principal payments of the Notes due 2030 based on a contractual maturity date of January 15, 2030.

6. Earnings Per Share of the Parent Company

Instruments granted in share-based payment transactions are considered participating securities prior to vesting and, therefore, are considered in computing basic earnings per share under the two-class method. The two-class method is an earnings allocation method for calculating earnings per share when a company's capital structure includes either two or more classes of common stock or common stock and participating securities. Basic earnings per share under the two-class method is calculated based on dividends declared on common shares and other participating securities ("distributed earnings") and the rights of participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends accruing during the period. The undistributed earnings are allocated to all outstanding common shares and participating securities based on the relative percentage of each security to the total number of outstanding participating securities. Basic earnings per share represents the summation of the distributed and undistributed earnings per share class divided by the total number of shares.

Through December 31, 2011 all of the Company's participating securities (including the OP units) received dividends/distributions at an equal dividend/distribution rate per share/unit. As a result, the portion of net income allocable to the weighted-average restricted stock outstanding for the years ended December 31, 2011, 2010 and 2009 has been deducted from net income available to common stockholders to calculate basic earnings per share. The calculation of diluted earnings per share for the years ended December 31, 2011 and 2010 includes the outstanding OP units (both vested and unvested) in the weighted-average shares, and net income attributable to noncontrolling interests in the Operating Partnership has been added back to net income available to common stockholders. For the year ended December 31, 2009, the outstanding OP units (both vested and unvested) were anti-dilutive to the calculation of earnings per share and were therefore excluded from the calculation of diluted earnings per share and diluted earnings per share is calculated based upon net income available to common stockholders. For the years ended December 31, 2011 and 2010, the restricted stock was anti-dilutive to the calculation of diluted earnings per share and was therefore excluded. As a result, diluted earnings per share was calculated based upon net income available to common stockholders less net income allocable to unvested restricted stock and distributions in excess of earnings attributable to unvested restricted stock. No shares were issuable upon settlement of the excess exchange value pursuant to the exchange settlement feature of the Notes due 2026 as the common stock price at December 31, 2010 and 2009 did not exceed the exchange price then in effect. In addition, shares issuable upon settlement of the exchange feature of the Notes due 2030 were anti-dilutive and were not included in the calculation of diluted earnings per share based on the "if converted" method for the years ended December 31, 2011 and 2010. No other shares were considered anti-dilutive for the years ended December 31, 2011, 2010 and 2009.

Computations of basic and diluted earnings per share (in thousands, except share data) were as follows:

	Year Ended December 31,		
	2011	2010	2009
Basic earnings per share:			
Net income available to common stockholders	$ 25,991	$ 21,853	$ 41,759
Less: net income allocable and distributions in excess of earnings to participating securities	(1,172)	(838)	(591)
Net income attributable to common stockholders—basic	$ 24,819	$ 21,015	$ 41,168
Diluted earnings per share:			
Net income attributable to common stockholders—basic	$ 24,819	$ 21,015	$ 41,168
Add: net income allocable and distributions in excess of earnings to dilutive participating securities	—	—	591
Add: net income attributable to noncontrolling interests in operating partnership	569	546	—
Net income attributable to common stockholders and participating securities	$ 25,388	$ 21,561	$ 41,759
Weighted-average common shares outstanding:			
Basic	132,625,915	112,698,704	91,011,123
Incremental shares from assumed conversion:			
Unvested restricted stock	—	—	839,879
Operating partnership and LTIP units	2,983,928	3,019,495	—
Diluted	135,609,843	115,718,199	91,851,002
Basic and diluted earnings per share:			
Net income per share attributable to common stockholders, basic and diluted	$ 0.19	$ 0.19	$ 0.45

7. Earnings Per Unit of the Operating Partnership

Instruments granted in equity-based payment transactions are considered participating securities prior to vesting and, therefore, are considered in computing basic earnings per unit under the two-class method. The two-class method is an earnings allocation method for calculating earnings per unit when a company's capital structure includes either two or more classes of common equity or common equity and participating securities. Basic earnings per unit under the two-class method is calculated based on distributions declared on the OP units and other participating securities ("distributed earnings") and the rights of participating securities in any undistributed earnings, which represents net income remaining after deduction of distributions accruing during the period. The undistributed earnings are allocated to all outstanding OP units and participating securities based on the relative percentage of each security to the total number of outstanding participating securities. Basic earnings per unit represents the summation of the distributed and undistributed earnings per unit class divided by the total number of OP units.

Through December 31, 2011 all of the Operating Partnership's participating securities received distributions at an equal distribution rate per unit. As a result, the portion of net income allocable to the weighted-average unvested OP units outstanding for the years ended December 31, 2011, 2010 and 2009 has been deducted from net income available to unitholders to calculate basic earnings per unit. For the years ended December 31, 2011, 2010 and 2009 the unvested OP units were anti-dilutive to the calculation of earnings per unit and were therefore excluded from the calculation of diluted earnings per unit, and diluted earnings per unit is calculated based upon net income attributable to unitholders. No shares of common stock of the Parent Company were contingently issuable upon settlement of the excess exchange value pursuant to the exchange settlement feature of the Notes due 2026 as the common stock price at December 31, 2010 and 2009 did not exceed the exchange price then in effect. In addition, units issuable upon settlement of the exchange feature of the Notes due 2030 were anti-dilutive and were not included in the calculation of diluted earnings per unit based on the "if converted" method for the years ended December 31, 2011 and 2010. No other units were considered anti-dilutive for the years ended December 31, 2011, 2010 and 2009.

Computations of basic and diluted earnings per unit (in thousands, except share data) were as follows:

	Year Ended December 31,		
	2011	2010	2009
Basic earnings per unit:			
Net income available to unitholders	$ 26,560	$ 22,399	$ 43,291
Less: net income allocable and distributions in excess of earnings to participating securities	(1,220)	(933)	(733)
Net income attributable to unitholders—basic and diluted	$ 25,340	$ 21,466	$ 42,558
Weighted-average units outstanding:			
Basic and diluted	135,549,934	115,572,569	94,005,382
Basic and diluted earnings per unit:			
Net income per unit attributable to unitholders, basic and diluted:	$ 0.19	$ 0.19	$ 0.45

8. Investment in Unconsolidated Partnerships

The accompanying consolidated financial statements include investments in two limited liability companies with Prudential Real Estate Investors ("PREI"), and in 10165 McKellar Court, L.P. ("McKellar Court"), a limited partnership with Quidel Corporation, the tenant which occupies the McKellar Court property. General information on the PREI limited liability companies and the McKellar Court partnership (each referred to in this footnote individually as a "partnership" and collectively as the "partnerships") as of December 31, 2011 was as follows:

Name	Partner	Company's Ownership Interest	Company's Economic Interest	Date Acquired
PREI I LLC(1)	PREI	20%	20%	April 4, 2007
PREI II LLC	PREI	20%	20%	April 4, 2007
McKellar Court(2)	Quidel Corporation	22%	22%	September 30, 2004

(1) PREI I LLC owns a portfolio of two properties in Cambridge, Massachusetts. During the year ended December 31, 2011, PREI I LLC sold certain properties to the Company (see Note 12). PREI I LLC concurrently repaid the remaining outstanding balance of its secured acquisition and interim loan facility, of $199.3 million through proceeds from the sale and capital contributions of the members. During the year ended December 31, 2011, a wholly owned subsidiary of the Company's joint venture with PREI I LLC entered into an agreement with certain lenders to extend the maturity date of its secured construction loan facility to August 13, 2013 and decrease the borrowing capacity to $139.0 million, which required the repayment of approximately $67.0 million by capital contributions of the members, including the Company's share of the repayment of approximately $13.4 million. At December 31, 2011, there were $139.0 million in outstanding borrowings on the secured loan facility with a contractual interest rate of 3.28% (including the applicable credit spread).

(2) The Company's investment in the McKellar Court partnership (maximum exposure to losses) was approximately $12.4 million at December 31, 2011. The Company's economic interest in the McKellar Court partnership entitles it to 75% of the extraordinary cash flows after repayment of the partners' capital contributions and 22% of the operating cash flows.

The condensed combined balance sheets for all of the Company's unconsolidated partnerships were as follows (in thousands):

	December 31,	
	2011	2010
Assets:		
Investments in real estate, net	$ 257,297	$ 620,430
Cash and cash equivalents (including restricted cash)	4,384	7,914
Intangible assets, net	—	12,303
Other assets	2,392	26,412
Total assets	$ 264,073	$ 667,059
Liabilities and members' equity:		
Mortgage notes payable and secured construction loan	$ 149,256	$ 415,933
Other liabilities	1,408	18,101
Members' equity	113,409	233,025
Total liabilities and equity	$ 264,073	$ 667,059
Company's net investment in unconsolidated partnerships	$ 33,389	$ 57,265

The selected data and results of operations for the unconsolidated partnerships were as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Total revenues	$ 8,567	$ 8,390	$ 7,359
Total expenses	19,868	10,701	5,495
(Loss)/income from continuing operations	(11,301)	(2,311)	1,864
Gain on sale of discontinued operations (1)	22,927	—	—
Loss from discontinued operations	(6,677)	(11,312)	(15,477)
Net income/(loss)	$ 4,949	$ (13,623)	$ (13,613)
Company's equity in net loss of unconsolidated partnerships (1)	$ (2,489)	$ (1,645)	$ (2,390)
Fees earned by the Company (2)	$ 1,011	$ 1,400	$ 2,700

(1) During the year ended December 31, 2011, PREI I LLC recorded a gain on sale of discontinued operations upon sale of certain properties to the Company. In accordance with the equity method of accounting, the Company's share of the equity in net income in PREI I LLC excludes any gain on sale since such gain was generated upon sale of the properties to the Company. The Company recorded a gain on revaluation of the acquired unconsolidated partnership. See Note 12 for further information on this gain and the Rogers Street acquisition.

(2) The Company acts as the operating member or partner, as applicable, and day-to-day manager for the partnerships. The Company is entitled to receive fees for providing construction and development services (as applicable) and management services to the PREI joint ventures, which are reflected in tenant recoveries and other income in the consolidated statements of income.

9. Derivatives and Other Financial Instruments

As of December 31, 2011, the Company had deferred interest costs of approximately $49.1 million in accumulated other comprehensive loss related to forward starting swaps, which were settled with the corresponding counterparties in March and April 2009. The forward starting swaps were entered into to mitigate the Company's exposure to the variability in expected future cash flows attributable to changes in future interest rates associated with a forecasted issuance of fixed-rate debt, with interest payments for a minimum of ten years. The deferred interest costs will be amortized as additional interest expense over a remaining period of approximately eight years.

The following is a summary of the Company's derivative instruments and their fair-values, which are included in derivative instruments (liability account) or other assets based on their respective balances on the accompanying consolidated balance sheets (in thousands):

	Fair-Value(1)	
	December 31,	
	2011	2010
Interest rate swaps (2)	$ —	$ (3,826)
Other (3)	9	26
Total derivative instruments	$ 9	$ (3,800)

(1) Fair-value of derivative instruments does not include any related accrued interest payable, which is included in accrued expenses on the accompanying consolidated balance sheets. Derivative valuations are classified in Level 2 of the fair-value hierarchy.

(2) Two interest rate swaps with an aggregate notional amount of $150.0 million expired on August 1, 2011.

(3) Includes stock purchase warrants that are recorded as derivative instruments and are reflected in other assets on the accompanying consolidated balance sheets. Changes in the fair-value of the stock purchase warrants are included in earnings in the period in which they occur.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in accumulated other comprehensive income (outside of earnings) and subsequently reclassified to earnings in the period in which the hedged forecasted transaction affects earnings. During the years ended December 31, 2011, 2010 and 2009, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest-related cash flows from forecasted issuances of debt. The ineffective portion of the change in fair-value of the derivatives is recognized directly in earnings.

The Company's use of proceeds from its March 2011 unsecured debt offering to repay a portion of the outstanding indebtedness on its unsecured line of credit caused the amount of variable-rate indebtedness to fall below the combined notional value of the outstanding interest rate swaps on March 30, 2011, causing the Company to be overhedged. As a result, the Company re-performed tests to assess the effectiveness of its interest rate swaps. Although the interest rate swaps with an aggregate notional amount of $150.0 million passed the assessment tests and the $115.0 million swap continued to qualify for hedge accounting, the $35.0 million swap no longer qualified for hedge accounting due to the lack of variable rate debt expected to be outstanding during the remaining term of the swap. As a result, the Company accelerated the reclassification of amounts deferred in accumulated other comprehensive loss to earnings related to the hedged forecasted transactions that became probable of not occurring during the period in which the Company was overhedged. This resulted in a cumulative charge to earnings for the year ended December 31, 2011 of approximately $1.0 million. From the date that hedge accounting was discontinued on the $35.0 million swap, changes in the fair-value associated with this interest rate swap were recorded directly to earnings, resulting in the recognition of a gain of approximately $12,000 for the year ended December 31, 2011, which is included as a component of loss on derivative instruments.

During the year ended December 31, 2011, the Company recorded total losses on derivative instruments of $544,000, primarily related to the reduction in the amount of the variable-rate indebtedness relating to the remaining $150.0 million interest rate swaps (see above), hedge ineffectiveness on cash flow hedges due to mismatches in maturity dates and interest rate reset dates between the interest rate swaps and corresponding debt and changes in the fair-value of other derivative instruments. For the years ended December 31, 2010 and 2009, the Company recognized a loss of approximately $453,000 and a gain of approximately $203,000, respectively, as a result of hedge ineffectiveness and changes in the fair-value of derivative instruments attributable to mismatches in the maturity date and the interest rate reset dates between the interest rate swap and corresponding debt, and changes in the fair-value of derivatives no longer considered highly effective.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to earnings during the period in which the hedged forecasted transaction affects earnings. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized losses from accumulated other comprehensive loss as (1) an increase to interest expense of $10.4 million, $17.5 million and $19.8 million for the years ended December 31, 2011, 2010 and 2009, respectively, and (2) a loss on derivative instruments of $544,000 and $453,000 for the years ended December 31, 2011 and 2010, respectively, and a gain on derivative instruments of $203,000 for the year ended December 31, 2009. During the next twelve months, the Company estimates that an additional $6.9 million will be reclassified from accumulated other comprehensive loss as an increase to interest expense. In addition, for the years ended December 31, 2011, 2010 and 2009, approximately $236,000, $723,000 and $2.7 million, respectively, of settlement payments on interest rate swaps have been deferred in accumulated other comprehensive loss and will be amortized over the useful lives of the related development or redevelopment projects.

The following is a summary of the amount of loss recognized in other comprehensive income related to the derivative instruments (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Amount of loss recognized in other comprehensive income (effective portion):			
Cash flow hedges			
Interest rate swaps	$ 104	$ 2,084	$ 21,960

The following is a summary of the amount of loss reclassified from accumulated other comprehensive loss to interest expense related to the derivative instruments (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Amount of loss reclassified from accumulated other comprehensive loss to income (effective portion):			
Cash flow hedges			
Interest rate swaps(1)	$ (3,385)	$ (10,343)	$ (16,248)
Forward starting swaps(2)	(7,027)	(7,114)	(3,588)
Total interest rate swaps	**$ (10,412)**	**$ (17,457)**	**$ (19,836)**

(1) Amount represents payments made to swap counterparties for the effective portion of interest rate swaps that were recognized as an increase to interest expense for the periods presented (the amount was recorded as an increase and corresponding decrease to accumulated other comprehensive loss in the same accounting period).

(2) Amount represents reclassifications of deferred interest costs from accumulated other comprehensive loss to interest expense related to the Company's previously settled forward starting swaps.

The following is a summary of the amount of (loss)/gain recognized in income as a loss on derivative instruments related to the ineffective portion of the derivative instruments (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Amount of (loss)/gain recognized in income (ineffective portion and amount excluded from effectiveness testing):			
Cash flow hedges			
Interest rate swaps	$ —	$ (360)	$ (507)
Ineffective interest rate swaps	(544)	—	790
Total interest rate swaps	**(544)**	**(360)**	**283**
Other derivative instruments	—	(93)	(80)
Total (loss)/gain on derivative instruments	$ (544)	$ (453)	$ 203

10. Fair-Value of Financial Instruments

The Company's disclosures of estimated fair-value of financial instruments at December 31, 2011 and 2010 were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair-value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair-value amounts.

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, security deposits, accounts payable, accrued expenses and other liabilities approximate fair-value due to the short-term nature of these instruments.

The Company utilizes quoted market prices to estimate the fair-value of its fixed-rate and variable-rate debt, when available. If quoted market prices are not available, the Company calculates the fair-value of its mortgage notes payable and other fixed-rate debt based on a currently available market rate assuming the loans are outstanding through maturity and considering the collateral. In determining the current market rate for fixed-rate debt, a market credit spread is added to the quoted yields on federal government treasury securities with similar terms to debt. In determining the current market rate for variable-rate debt, a market credit spread is added to the current effective interest rate. The carrying values of interest rate swaps, as well as the underlying hedged liability, if applicable, are reflected at their fair-values. The Company receives quotations from a third party to use in estimating these fair-values.

At December 31, 2011 and 2010, the aggregate fair-value and the carrying value of the Company's financial instruments were as follows (in thousands):

	December 31,			
	2011		2010	
	Fair-Value	Carrying Value	Fair-Value	Carrying Value
Mortgage notes payable, net	$ 670,931	$ 587,844	$ 729,561	$ 657,922
Notes due 2026, net (1)	—	—	23,244	19,522
Notes due 2030	206,775	180,000	209,128	180,000
Notes due 2016, net	396,880	397,810	—	—
Notes due 2020, net	266,775	247,771	262,950	247,571
Unsecured line of credit	268,000	268,000	388,567	392,450
Derivative instruments (2)	9	9	(3,800)	(3,800)
Available-for-sale securities	988	988	4,060	4,060

(1) In October 2011, the Operating Partnership repurchased and redeemed in full the outstanding principal amount of the Notes due 2026.

(2) The Company's derivative instruments are reflected in other assets and derivative instruments (liability account) on the accompanying consolidated balance sheets based on their respective balances (see Note 9).

11. Incentive Award Plan

The Company has adopted the 2009 Amendment and Restatement of the BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan (the "Plan"). The Plan provides for grants to directors, employees and consultants of the Company and the Operating Partnership (and their respective subsidiaries) of stock options, restricted stock, LTIP units, stock appreciation rights, dividend equivalents, and other incentive awards. The Company has reserved 5,340,000 shares of common stock for issuance pursuant to the Plan, subject to adjustments as set forth in the Plan. As of December 31, 2011, 2,039,029 shares of common stock or awards convertible into or exchangeable for common stock remained available for future issuance under the Plan. Each LTIP unit issued will count as one share of common stock for purposes of calculating the limit on shares that may be issued. Compensation cost for these incentive awards is measured based on the fair-value of the award on the grant date (fair-value is calculated based on the closing price of the Company's common stock on the date of grant) and is recognized as expense over the respective vesting period, which for restricted stock awards and LTIP units is generally four to five years. Fully vested incentive awards may be settled for either cash or stock depending on the Company's election and the type of award granted. Participants are entitled to cash dividends and may vote such awarded shares, but the sale or transfer of such shares is limited during the restricted or vesting period. Since inception, the Company has only awarded restricted stock grants and LTIP units. The restricted stock grants may only be settled for stock whereas the LTIP units may be redeemed for either cash or common stock, at the Company's election.

A summary of the Company's unvested restricted stock and LTIP units is presented below:

	Unvested Restricted Shares/LTIP Units	Weighted Average Grant-Date Fair-Value
Balance at December 31, 2008	900,841	$ 18.92
Granted	603,900	12.38
Vested	(189,658)	27.02
Forfeited	(19,325)	13.52
Balance at December 31, 2009	1,295,758	14.77
Granted	658,859	16.55
Vested	(332,183)	16.90
Forfeited	(34,374)	11.19
Balance at December 31, 2010	1,588,060	15.15
Granted	630,337	18.38
Vested	(467,120)	16.03
Forfeited	(30,215)	16.17
Balance at December 31, 2011	1,721,062	$ 16.09

Selected data of the Company's incentive award plan is presented below (in thousands except share and period amounts):

	Years Ended December 31,		
	2011	2010	2009
Aggregate value of shares granted	$ 11,612	$ 10,901	$ 7,475
Fair-value of shares vested	$ 8,547	$ 5,278	$ 2,011
Stock-based compensation expense recognized in general and administrative expenses and rental operations expense	$ 7,582	$ 6,988	$ 5,625
Shares surrendered to the Company and retired in lieu of cash payments for taxes due on the vesting of restricted stock	129,342	79,555	3,435
Data at period end:			
Total compensation to be expensed related to unvested awards in future periods	$ 18,886		
Weighted average expense period (in years)	2.8		

12. Acquisitions

The Company acquired the following properties during the year ended December 31, 2011. The table below reflects the purchase price allocation for these acquisitions (in thousands):

Property	Acquisition Date	Investments in Real Estate	Above Market Lease	In-Place Lease	Management Agreement	Below Market Ground Lease	Acquisition Date Fair Value
1701 / 1711 Research Blvd.	May 9, 2011	$ 16,327	$ —	$ 1,144	$ 29	$ —	$ 17,500
450 Kendall Street (Kendall G)	May 31, 2011	8,229	—	—	—	—	8,229
Ardsley Park	June 23, 2011	16,188	610	1,108	94	—	18,000
Wateridge Circle	November 1, 2011	41,010	777	4,400	313	—	46,500
320 Bent Street (1)	December 14, 2011	87,900	780	12,698	1,298	3,599	106,275
301 Binney Street (1)	December 14, 2011	217,073	3,191	25,370	2,397	7,390	255,421
301 Binney Street Garage (1)....	December 14, 2011	15,751	—	—	—	389	16,140
Kendall Crossing Apartments (1)	December 14, 2011	6,947	—	153	9	233	7,342
Total		$ 409,425	$ 5,358	$ 44,873	$ 4,140	$ 11,611	$ 475,407
Weighted average intangible amortization life (in months)			61	61	61	603	

(1) The Company acquired PREI's 80% membership interest in the entity that owned these properties through the PREI I LLC joint venture. As a result, these properties became 100% owned by the Company on December 14, 2011. See "Rogers Street Acquisition" below for further discussion.

Revenues of approximately $3.9 million and net loss of approximately $309,000 associated with properties acquired in 2011 are included in the consolidated income statements for the year ended December 31, 2011 for both the Company and the Operating Partnership.

Rogers Street Acquisition

On December 14, 2011, the Company acquired 320 Bent Street, 301 Binney Street, 301 Binney Street Garage, and Kendall Crossing Apartments (the "Rogers Street Properties") from PREI I LLC for cash of $308.0 million for the 80% interest indirectly held by PREI. The remaining 20% interest was previously indirectly owned by the Company through its 20% interest in PREI I LLC and was distributed to the Company in connection with this transaction. Upon the acquisition of the controlling interest of the Rogers Street Properties, the properties were consolidated and a gain of $4.7 million was recognized in other (expense)/income on the consolidated statement of income equal to the amount by which the fair-value of the 20% interest the Company previously owned exceeded its carrying value. PREI I LLC concurrently repaid the remaining outstanding balance of its secured acquisition and interim loan facility of $199.3 million through proceeds from the sale and capital contributions of the members, of which the Company's portion was $39.9 million.

Selected data regarding the acquisition of the Rogers Street Properties is presented below (in thousands):

	December 14, 2011
Cash consideration paid for the Rogers Street Properties	$ 308,000
Cash acquired	(2,051)
Net cash paid by the Company to acquire the Rogers Street Properties	305,949
Fair-value of the Company's previously owned interest in the Rogers Street Properties	$ 77,000
Less: carrying value of the Company's previously owned interest in the Rogers Street Properties	(72,321)
Gain on revaluation of acquired unconsolidated joint venture	$ 4,679
Net cash paid by the Company to acquire the Rogers Street Properties	$ 305,949
Fair-value of the Company's previously owned interest in the Rogers Street Properties	77,000
Net liabilities assumed	2,229
Acquisition date fair-value of the Rogers Street Properties	$ 385,178

Pro Forma Results of the Parent Company (unaudited)

The unaudited pro forma revenues and operating income of the Parent Company, including the acquisitions that occurred in 2011 as if they had taken place on January 1, 2010, are as follows (In thousands except per share amounts):

	Year Ended December 31,	
	2011	2010
Total revenues	$ 474,669	$ 426,457
Net income available to common stockholders	19,786	12,531
Net income per share available to common stockholders - basic and diluted	$ 0.15	$ 0.11

Pro forma data may not be indicative of the results that would have been reported had the acquisitions actually occurred as of January 1, 2010, nor does it intend to be a projection of future results.

Pro Forma Results of the Operating Partnership (unaudited)

The unaudited pro forma revenues and operating income of the Operating Partnership, including the acquisitions that occurred in 2011 as if they had taken place on January 1, 2010, are as follows (In thousands except per share amounts):

	Year Ended December 31,	
	2011	2010
Total revenues	$ 474,669	$ 426,457
Net income available to unitholders	20,355	13,077
Net income per unit available to unitholders - basic and diluted	$ 0.15	$ 0.11

Pro forma data may not be indicative of the results that would have been reported had the acquisitions actually occurred as of January 1, 2010, nor does it intend to be a projection of future results.

13. Commitments and Contingencies

Concentration of Credit Risk

Life science entities comprise the vast majority of the Company's tenant base. Because of the dependence on a single industry, adverse conditions affecting that industry will more adversely affect our business. Two of the Company's tenants, Human Genome Sciences, Inc. and Vertex Pharmaceuticals Incorporated, comprised 14.5% and 10.0%, or $48.0 million and $33.2 million, respectively, of rental revenues for the year ended December 31, 2011; 16.3% and 11.8%, or $48.0 million and $34.9 million, respectively, of rental revenues for the year ended December 31, 2010; and 17.8% and 13.2%, or $48.0 million and $35.6 million, respectively, of rental revenues for the year ended December 31, 2009. These tenants are located in the Company's Maryland, and Boston and San Diego markets, respectively. The inability of these tenants to make lease payments could materially adversely affect the Company's business.

The Company generally does not require collateral or other security from our tenants, other than security deposits or letters of credit in select cases.

Construction and Other Related Commitments

As of December 31, 2011, the Company had approximately $92.7 million outstanding in construction and other related commitments related to construction, development, tenant improvements, renovation costs, leasing commissions, and general property-related capital expenditures, with approximately $92.2 million expected to be paid in 2012, approximately $495,000 expected to be paid in 2013 and 2014, and approximately $9,000 expected to be paid in 2015 and 2016.

Insurance

The Company carries insurance coverage on its properties with policy specifications and insured limits that it believes are adequate given the relative risk of loss, cost of the coverage and standard industry practice. However, certain types of losses (such as from the perils of earthquakes, windstorms, terrorism and floods) may be either uninsurable or not economically insurable. Further, certain of the properties are located in areas that are subject to earthquake activity, windstorms and floods. Should a property sustain damage as a result of an earthquake, windstorm or flood, the Company may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, the Company could lose some or all of its capital investment, cash flow and anticipated profits related to one or more properties.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flow. The Company carries environmental remediation insurance for its properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances.

Tax Indemnification Agreements and Minimum Debt Requirements

As a result of the contribution of properties to the Operating Partnership, the Company has indemnified the contributors of the properties against adverse tax consequences if it directly or indirectly sells, exchanges or otherwise disposes of the properties in a taxable transaction before the ten-year anniversary of the completion of the Company's initial public offering (the "Offering"). The Company also has agreed to use its reasonable best efforts to maintain at least $8.0 million of debt, some of which must be property specific, for a period of ten years following the date of the Offering to enable certain contributors to guarantee the debt in order to defer potential taxable gain they may incur if the Operating Partnership repays the existing debt.

Legal Proceedings

Although the Company is involved in legal proceedings arising in the ordinary course of business, as of December 31, 2011, the Company is not currently a party to any legal proceedings nor, to its knowledge, is any legal proceeding threatened against it that it believes would have a material adverse effect on its financial position, results of operations or liquidity.

14. Quarterly Financial Information of the Parent Company (unaudited)

The Company's selected quarterly information for the years ended December 31, 2011 and 2010 (in thousands, except per share data) was as follows.

	2011 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 112,370	$ 114,986	$ 106,798	$ 105,545
Net income	15,953	8,937	7,947	9,878
Net income attributable to noncontrolling interests	(244)	(106)	(68)	(107)
Preferred dividends	(3,651)	(3,901)	(4,241)	(4,241)
Net income available to common stockholders	$ 12,058	$ 4,765	$ 3,638	$ 5,530
Net income per share available to common stockholders—basic and diluted	$ 0.08	$ 0.03	$ 0.03	$ 0.04

	2010 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 105,036	$ 95,733	$ 92,912	$ 92,756
Net income	12,940	9,177	8,535	8,661
Net income attributable to noncontrolling interests	(178)	(104)	(95)	(121)
Preferred dividends	(4,241)	(4,241)	(4,241)	(4,241)
Net income available to common stockholders	$ 8,521	$ 4,832	$ 4,199	$ 4,299
Net income per share available to common stockholders—basic and diluted	$ 0.06	$ 0.04	$ 0.04	$ 0.04

(1) The sum of quarterly financial data may vary from the annual data due to rounding.

15. Quarterly Financial Information of the Operating Partnership (unaudited)

The Company's selected quarterly information for the years ended December 31, 2011 and 2010 (in thousands, except per share data) was as follows.

	2011 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 112,370	$ 114,986	$ 106,798	$ 105,545
Net income	15,953	8,937	7,947	9,878
Net loss attributable to noncontrolling interests	8	5	14	18
Preferred distributions	(3,651)	(3,901)	(4,241)	(4,241)
Net income available to unitholders	$ 12,310	$ 4,876	$ 3,720	$ 5,655
Net income per unit attributable to unitholders—basic and diluted	$ 0.08	$ 0.03	$ 0.03	$ 0.04

	2010 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$ 105,036	$ 95,733	$ 92,912	$ 92,756
Net income	12,940	9,177	8,535	8,661
Net loss attributable to noncontrolling interests	10	18	14	6
Preferred distributions	(4,241)	(4,241)	(4,241)	(4,241)
Net income available to unitholders	$ 8,709	$ 4,954	$ 4,309	$ 4,427
Net income per unit attributable to unitholders—basic and diluted	$ 0.06	$ 0.04	$ 0.04	$ 0.04

(1) The sum of quarterly financial data may vary from the annual data due to rounding.

BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2011
(In thousands)

			Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross amount carried at December 31, 2011				
Property	Year Built/ Renovated	Encumbrances	Land	Ground Lease	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation	Net
		(1)							(2)	(3)	
Albany Street	1922/1998	—	$ 1,942	—	$ 31,293	$ 258	$ 1,942	$ 31,551	$ 33,493	$ (5,200)	$ 28,293
Ardentech Court	1997/2008	—	2,742	—	5,379	6,919	2,742	12,298	15,040	(3,501)	11,539
Ardenwood Venture	1985	—	3,550	—	10,603	4,425	3,550	15,028	18,578	(2,851)	15,727
Ardsley Park (4)	1956/2000	—	6,581	—	9,587	7,365	6,581	16,952	23,533	(84)	23,449
Balboa Avenue	1968/2000	—	1,316	—	9,493	567	1,316	10,060	11,376	(1,941)	9,435
Bayshore Boulevard	2000	—	3,667	—	22,593	7,486	3,667	30,079	33,746	(8,456)	25,290
Beckley Street	1999	—	1,480	—	17,590	—	1,480	17,590	19,070	(3,097)	15,973
Bernardo Center Drive	1974/2008	—	2,580	—	13,714	30	2,580	13,744	16,324	(2,383)	13,941
9911 Belward Campus Drive	2001	—	4,160	—	196,814	—	4,160	196,814	200,974	(28,657)	172,317
9920 Belward Campus Drive	2000	—	3,935	—	11,206	—	3,935	11,206	15,141	(1,643)	13,498
320 Bent Street	2003	—	—	—	87,900	—	—	87,900	87,900	(200)	87,700
301 Binney Street	2007	—	—	—	217,073	—	—	217,073	217,073	(576)	216,497
301 Binney Street Garage	2007	—	—	—	15,751	—	—	15,751	15,751	(19)	15,732
Center for Life Science Boston	2008	342,149	60,000	—	407,747	255,926	60,000	663,673	723,673	(67,847)	655,826
Bridgeview Technology Park I	1977/2002	—	2,493	—	14,716	19,342	2,493	34,058	36,551	(7,199)	29,352
Bridgeview Technology Park II	1977/2002	—	1,522	—	13,066	—	1,522	13,066	14,588	(2,218)	12,370
Charles Street	1911/1986	—	5,000	—	7,033	29	5,000	7,062	12,062	(1,102)	10,960
Coolidge Avenue	1962/1999	—	2,760	—	7,102	244	2,760	7,346	10,106	(1,201)	8,905
Dumbarton Circle	1990	—	2,723	—	5,097	235	2,723	5,332	8,055	(2,681)	5,374
Eccles Avenue (5)	1965/1995	—	21,257	—	608	5,874	21,257	6,482	27,739	(608)	27,131
Eisenhower Road	1973/2000	—	416	—	2,614	1,062	416	3,676	4,092	(983)	3,109
Elliott Avenue	1925/2004	—	10,124	—	38,911	33,558	10,124	72,469	82,593	(6,416)	76,177
21 Erie Street	1925/2004	—	3,366	—	18,372	88	3,366	18,460	21,826	(3,056)	18,770
40 Erie Street	1996	—	7,593	—	33,765	2,563	7,593	36,328	43,921	(5,621)	38,300
4570 Executive Drive	1999	—	7,685	—	48,693	—	7,685	48,693	56,378	(3,195)	53,183
4775 / 4785 Executive Drive	2009	—	10,180	—	17,100	643	10,180	17,743	27,923	(570)	27,353
500 Fairview Avenue	1959/1991	—	—	—	3,285	263	—	3,548	3,548	(2,719)	829
530 Fairview Avenue	2008	—	2,703	—	694	43,676	2,703	44,370	47,073	(5,393)	41,680
Faraday Avenue	1986	—	1,370	—	7,201	—	1,370	7,201	8,571	(1,140)	7,431
Forbes Boulevard	1978	—	19,250	—	13,334	464	19,250	13,798	33,048	(1,446)	31,602

Property	Year Built/ Renovated	Encumbrances	Initial Cost: Land	Initial Cost: Ground Lease	Initial Cost: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross amount carried at December 31, 2011: Land	Gross amount carried at December 31, 2011: Buildings and Improvements	Gross amount carried at December 31, 2011: Total	Gross amount carried at December 31, 2011: Accumulated Depreciation	Gross amount carried at December 31, 2011: Net
		(1)							(2)	(3)	
Fresh Pond Research Park	1948/2002	—	3,500	—	18,322	7,456	3,500	25,778	29,278	(3,315)	25,963
Gateway Business Park	1991-1998	—	116,851	—	10,981	—	116,851	10,981	127,832	(2,889)	124,943
Gazelle Court	2011	—	10,100	—	1,769	55,894	10,100	57,663	67,763	(996)	66,767
George Patterson Boulevard	1996/2005	—	1,575	—	11,029	1,625	1,575	12,654	14,229	(1,852)	12,377
Graphics Drive	1992/2007	—	800	—	6,577	6,904	800	13,481	14,281	(3,539)	10,742
Industrial Road	2001/2005	—	12,000	—	41,718	16,088	12,000	57,806	69,806	(19,712)	50,094
3525 John Hopkins Court	1991	—	3,993	—	18,183	281	3,993	18,464	22,457	(652)	21,805
3545-3575 John Hopkins Court	1991/2008	—	3,560	—	19,495	15,798	3,560	35,293	38,853	(3,712)	35,141
Kaiser Drive	1990	—	3,430	—	6,093	10,391	3,430	16,484	19,914	(2,172)	17,742
450 Kendall Street (Kendall G) (5)	—	—	—	—	8,229	497	—	8,726	8,726	—	8,726
500 Kendall Street (Kendall D)	2002	62,261	3,572	—	166,308	597	3,572	166,905	170,477	(27,632)	142,845
Kendall Crossing Apartments	2003	—	—	—	6,947	—	—	6,947	6,947	(15)	6,932
King of Prussia Road	1954/2004	—	12,813	—	66,152	1,063	12,813	67,215	80,028	(12,608)	67,420
Landmark at Eastview (6)	1958/2008	—	—	14,210	61,996	191,812	16,944	251,074	268,018	(33,092)	234,926
Medical Center Drive	1995	—	9,620	—	43,561	7,432	9,620	50,993	60,613	(2,226)	58,387
Monte Villa Parkway	1996/2002	—	1,020	—	10,711	382	1,020	11,093	12,113	(2,157)	9,956
6114-6154 Nancy Ridge Drive	1994	—	10,100	—	28,611	16,378	10,100	44,989	55,089	(4,664)	50,425
6828 Nancy Ridge Drive	1983/2001	6,373	2,344	—	9,611	1,755	2,344	11,366	13,710	(2,120)	11,590
Science Center at Oyster Point	2008-2009	—	19,464	—	89,762	—	19,464	89,762	109,226	(3,590)	105,636
One Research Way	1980/2008	—	1,813	—	6,454	6,183	1,813	12,637	14,450	(1,077)	13,373
Pacific Center Boulevard	1991/2008	—	5,400	—	11,493	2,720	5,400	14,213	19,613	(2,403)	17,210
Pacific Research Center	2000/2008	—	74,147	—	142,437	115,893	74,147	258,330	332,477	(28,804)	303,673
3500 Paramount Parkway	1999	—	1,080	—	14,535	—	1,080	14,535	15,615	(756)	14,859
Patriot Drive	1984/2001	—	848	—	6,906	—	848	6,906	7,754	(349)	7,405
Phoenixville Pike	1989/2008	—	1,204	—	10,087	12,836	1,204	22,923	24,127	(4,799)	19,328
Research Boulevard (4)	1970/2004	—	7,492	—	8,834	647	7,492	9,481	16,973	(267)	16,706
Road to the Cure	1977/2007	—	4,430	—	19,128	3,912	4,430	23,040	27,470	(4,516)	22,954
San Diego Science Center	19,732.002	—	3,871	—	21,875	2,214	3,871	24,089	27,960	(4,607)	23,353
10240 Science Center Drive	2002	—	4,079	—	12,124	20	4,079	12,144	16,223	(554)	15,669
Science Center Drive	1995	—	2,630	—	16,029	20	2,630	16,049	18,679	(2,959)	15,720
Shady Grove Road	2003	146,581	28,895	—	197,548	3,341	28,895	200,889	229,784	(29,207)	200,577
Sidney Street	2000	26,400	7,579	—	50,459	71	7,579	50,530	58,109	(8,328)	49,781
Sorrento Plaza	1978/2003	—	2,364	—	5,946	330	2,364	6,276	8,640	(312)	8,328
11388 Sorrento Valley Road	2000	—	2,366	—	8,514	170	2,366	8,684	11,050	(463)	10,587
Sorrento Valley Boulevard	1982	—	4,140	—	15,036	34	4,140	15,070	19,210	(2,145)	17,065
Sorrento West	1974-1984	—	13,455	—	11,990	5,744	13,455	17,734	31,189	(1,252)	29,937
Spring Mill Drive	1988	—	1,074	—	7,948	863	1,074	8,811	9,885	(1,648)	8,237

Property	Year Built/ Renovated	Encumbrances	Initial Cost: Land	Initial Cost: Ground Lease	Initial Cost: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross amount carried at December 31, 2011: Land	Gross amount carried at December 31, 2011: Buildings and Improvements	Gross amount carried at December 31, 2011: Total	Gross amount carried at December 31, 2011: Accumulated Depreciation	Gross amount carried at December 31, 2011: Net
		(1)							(2)	(3)	
Trade Centre Avenue	1997	—	3,275	—	15,404	—	3,275	15,404	18,679	(2,561)	16,118
Torreyana Road	1980/1997	—	7,660	—	24,468	—	7,660	24,468	32,128	(3,002)	29,126
9865 Towne Centre Drive	2008	—	5,738	—	2,991	20,206	5,738	23,197	28,935	(2,863)	26,072
9885 Towne Centre Drive	2001/2008	—	4,982	—	28,513	—	4,982	28,513	33,495	(5,257)	28,238
Tributary Street	1983/1998	—	2,060	—	10,597	—	2,060	10,597	12,657	(1,865)	10,792
900 Uniqema Boulevard	2000	814	404	—	3,692	22	404	3,714	4,118	(589)	3,529
1000 Uniqema Boulevard	1999	—	1,350	—	13,229	71	1,350	13,300	14,650	(2,067)	12,583
Vassar Street	1950/1998	—	2,040	—	13,841	11,436	2,040	25,277	27,317	(3,398)	23,919
Waples Street	1983/2005	—	2,470	—	2,907	11,039	2,470	13,946	16,416	(6,738)	9,678
Wateridge Circle	2001	—	6,536	—	34,474	12	6,536	34,486	41,022	(286)	40,736
Walnut Street	1972/2004	—	5,200	—	36,067	—	5,200	36,067	41,267	(5,887)	35,380
Weston Parkway	1990	—	536	—	5,022	—	536	5,022	5,558	(173)	5,385
675 West Kendall Street (Kendall A)	2002	—	4,922	—	121,182	807	4,922	121,989	126,911	(20,016)	106,895
West Watkins Mill	1999	—	2,320	—	10,393	198	2,320	10,591	12,911	(856)	12,055
50 West Watkins Mill	1988/2005	—	1,451	—	11,611	—	1,451	11,611	13,062	(723)	12,339
217th Place	1987/2007	—	7,125	—	3,529	14,626	7,125	18,155	25,280	(2,801)	22,479
Total		$ 584,578	$ 630,073	$ 14,210	$ 2,819,652	$ 938,785	$ 647,017	$ 3,755,703	$ 4,402,720	$ (452,474)	$ 3,950,246

(1) Includes mortgage notes secured by various properties but excludes unamortized debt premium of $3.3 million.
(2) The aggregate gross cost of the Company's rental property for federal income tax purposes approximated $4.8 billion as of December 31, 2011 (unaudited).
(3) Depreciation of building and improvements is recorded on a straight-line basis over the estimated useful lives ranging from less than one year to 40 years.
(4) The property or a portion of the property was under development or pre-development as of December 31, 2011.
(5) This property represents the potential for ground up development
(6) During 2007, the Company acquired a fee simple interest in the land at its Landmark at Eastview property. The balance of $14.2 million was subsequently reclassified from ground lease to land.

A reconciliation of historical cost and related accumulated depreciation is as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Investment in real estate:			
Balance at beginning of year	$ 3,878,092	$ 3,216,541	$ 3,122,539
Property acquisitions	475,407	525,886	—
Improvements	49,221	135,665	94,002
Balance at end of year	$ 4,402,720	$ 3,878,092	$ 3,216,541
Accumulated Depreciation:			
Balance at beginning of year	$ (341,978)	$ (244,774)	$ (162,110)
Depreciation expense	(110,496)	(97,204)	(82,664)
Balance at end of year	$ (452,474)	$ (341,978)	$ (244,774)

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

ITEM 9A. ***CONTROLS AND PROCEDURES***

Controls and Procedures (BioMed Realty Trust, Inc.)

Evaluation of Disclosure Controls and Procedures

BioMed Realty Trust, Inc. maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to its management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As required by Rule 13a-15(b) under the Exchange Act, BioMed Realty Trust, Inc. carried out an evaluation, under the supervision and with the participation of its management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of BioMed Realty Trust, Inc.'s disclosure controls and procedures. Based on the foregoing, BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, BioMed Realty Trust, Inc.'s disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, and effected by BioMed Realty Trust, Inc.'s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including BioMed Realty Trust, Inc.'s Chief Executive Officer and Chief Financial Officer, BioMed Realty Trust, Inc. conducted an evaluation of the effectiveness of its internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Based on its evaluation, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2011, the end of the company's most recent fiscal year. BioMed Realty Trust, Inc.'s independent registered public accounting firm, KPMG LLP, has issued an attestation report over BioMed Realty Trust, Inc.'s internal control over financial reporting. Such report appears on page 59 of this report.

Changes in Internal Control over Financial Reporting

There has been no change in BioMed Realty Trust, Inc.'s internal control over financial reporting during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, BioMed Realty Trust, Inc.'s internal control over financial reporting.

Controls and Procedures (BioMed Realty, L.P.)

Evaluation of Disclosure Controls and Procedures

The operating partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer of the general partner, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As required by Rule 13a-15(b) under the Exchange Act, the operating partnership carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the general partner, of the effectiveness of the design and operation of the operating partnership's disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and Chief Financial Officer of the general partner concluded that, as of the end of the period covered by this report, the operating partnership's disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer of the general partner, and effected by the general partner's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the operating partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the operating partnership are being made only in accordance with authorizations of management and directors of the general partner of the operating partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the operating partnership's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the operating partnership, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the general partner, the operating partnership conducted an evaluation of the effectiveness of its internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the operating partnership's internal control over financial reporting. Based on its evaluation, management has concluded that the operating partnership's internal control over financial reporting was effective as of December 31, 2011, the end of the operating partnership's most recent fiscal year.

Changes in Internal Control over Financial Reporting

There has been no change in the operating partnership's internal control over financial reporting during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the operating partnership's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

As described in the section "New Annual Cash Bonus Plan" under Item 5.02 of BioMed Realty Trust, Inc.'s and BioMed Realty, L.P.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2012, BioMed Realty Trust, Inc. established an Annual Incentive Bonus Plan, which is filed as Exhibit 10.9 hereto and incorporated herein by reference. The description of the Annual Incentive Bonus Plan contained in the previously filed Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Annual Incentive Bonus Plan.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information concerning our directors, executive officers and corporate governance required by Item 10 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning audit committee financial expert disclosure set forth under the heading "Information Regarding the Board — Committees of the Board — Audit Committee" will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning compliance with Section 16(a) of the Exchange Act concerning our directors and executive officers set forth under the heading entitled "General — Section 16(a) Beneficial Ownership Reporting Compliance" will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information concerning our executive compensation required by Item 11 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information concerning certain relationships and related transactions and director independence required by Item 13 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information concerning our principal accountant fees and services required by Item 14 will be included in the Proxy Statement to be filed relating to BioMed Realty Trust, Inc.'s 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(b) Exhibits

Exhibit Number	Description of Exhibit
3.1	Articles of Amendment and Restatement of BioMed Realty Trust, Inc.(1)
3.2	Articles of Amendment of BioMed Realty Trust, Inc.(2)
3.3	Articles of Amendment of BioMed Realty Trust, Inc.(3)
3.4	Second Amended and Restated Bylaws of BioMed Realty Trust, Inc.(4)
3.5	Articles Supplementary Classifying BioMed Realty Trust, Inc.'s 7.375% Series A Cumulative Redeemable Preferred Stock.(5)
3.6	Certificate of Limited Partnership of BioMed Realty, L.P.(6)
3.7	Certificate of Amendment of Certificate of Limited Partnership of BioMed Realty, L.P.(6)
4.1	Form of Certificate for Common Stock of BioMed Realty Trust, Inc.(7)
4.2	Form of Certificate for 7.375% Series A Cumulative Redeemable Preferred Stock of BioMed Realty Trust, Inc.(5)
4.3	Indenture, dated January 11, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 3.75% Exchangeable Senior Notes due 2030.(8)
4.4	Indenture, dated April 29, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 6.125% Senior Notes due 2020 and the guarantee thereof.(9)
4.5	Indenture, dated March 30, 2011, by and among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee.(10)
4.6	Supplemental Indenture No. 1, dated March 30, 2011, by and among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 3.85% Senior Notes due 2016 and guarantee thereof.(10)
10.1	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007.(11)
10.2	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein.(1)
10.3	2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (as Amended and Restated Effective May 27, 2009).(12)
10.4	First Amendment to 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (as Amended and Restated Effective May 27, 2009).(13)
10.5	Form of Restricted Stock Award Agreement under the 2004 Incentive Award Plan.(14)
10.6	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2004 Incentive Award Plan.(13)
10.7	Form of Long Term Incentive Plan Unit Award Agreement.(15)
10.8	Form of Performance Unit Award Grant Notice and Performance Unit Award Agreement under the 2004 Incentive Award Plan.(16)
10.9*	Annual Incentive Bonus Plan.
10.10	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Alan D. Gold.(16)
10.11	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and R. Kent Griffin, Jr.(16)
10.12	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Gary A. Kreitzer.(16)
10.13	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Matthew G. McDevitt.(16)
10.14	Change in Control and Severance Agreement dated as of January 25, 2012 among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Greg N. Lubushkin.(16)

Exhibit Number	Description of Exhibit
10.15	Form of Amended and Restated Indemnification Agreement between BioMed Realty Trust, Inc. and each of its directors and officers.(17)
10.16	BioMed Realty Trust, Inc. Severance Plan, effective August 25, 2010.(18)
10.17	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.18	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.19	Contribution Agreement between John F. Wilson, II and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.20	Contribution Agreement between Matthew G. McDevitt and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.21	Form of Contribution Agreement between the additional contributors and BioMed Realty, L.P. dated as of May 4, 2004.(7)
10.22	Form of Line Note under Unsecured Credit Agreement.(19)
10.23	Form of Competitive Bid Note under Unsecured Credit Agreement.(19)
10.24	Form of Swing Loan Note under Unsecured Credit Agreement.(19)
10.25	Unsecured Credit Agreement, dated as of July 14, 2011, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(19)
10.26	Lease Agreement, dated as of May 24, 2006, between BMR-Belward Campus Drive LSM LLC and Human Genome Sciences, Inc.(20)
10.27	Lease Agreement, dated as of May 24, 2006, between BMR-Shady Grove Road HQ LLC and Human Genome Sciences, Inc.(20)
10.28	Registration Rights Agreement, dated January 11, 2010, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC.(8)
10.29	Registration Rights Agreement, dated April 29, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc., Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.(9)
10.30	Director Compensation Policy.(13)
10.31	Dividend Reinvestment and Stock Purchase Plan.(21)
12.1*	Ratio of Earnings to Fixed Charges.
21.1*	List of Subsidiaries of BioMed Realty Trust, Inc. and BioMed Realty, L.P.
23.1*	Consent of KPMG LLP.
31.1*	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.†
101.SCH*	XBRL Taxonomy Extension Schema Document.†
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.†
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.†
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.†
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.†

* Filed herewith.

† Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise are not subject to liability under these sections.

(1) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 20, 2004.

(2) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009.

(3) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2010.

(4) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2008.

(5) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 17, 2007.

(6) Incorporated herein by reference to BioMed Realty Trust, Inc. and BioMed Realty, L.P.'s Registration Statement on Form S-4 (File No. 333-168968), filed with the Securities and Exchange Commission on August 20, 2010.

(7) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form S-11, as amended (File No. 333-115204), filed with the Securities and Exchange Commission on May 5, 2004.

(8) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2010.

(9) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2010.

(10) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2011.

(11) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007.

(12) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2009.

(13) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 12, 2010.

(14) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005.

(15) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2007.

(16) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2012.

(17) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2010.

(18) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2010.

(19) Incorporated herein by reference to BioMed Realty Trust, Inc.'s and BioMed Realty, L.P's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2011.

(20) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2006.

(21) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form S-3 (File No. 333-143658), filed with the Securities and Exchange Commission on June 11, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BIOMED REALTY TRUST, INC.

/s/ ALAN D. GOLD

Alan D. Gold
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ GREG N. LUBUSHKIN

Greg N. Lubushkin
Chief Financial Officer
(Principal Financial Officer)

/s/ STEPHEN A. WILLEY

Stephen A. Willey
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated: February 9, 2012

BIOMED REALTY, L.P.
By: BioMed Realty Trust, Inc.
Its general partner

/s/ ALAN D. GOLD

Alan D. Gold
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ GREG N. LUBUSHKIN

Greg N. Lubushkin
Chief Financial Officer
(Principal Financial Officer)

/s/ STEPHEN A. WILLEY

Stephen A. Willey
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated: February 9, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BARBARA R. CAMBON Barbara R. Cambon	Director	February 9, 2012
/s/ EDWARD A. DENNIS Edward A. Dennis	Director	February 9, 2012
/s/ RICHARD I. GILCHRIST Richard I. Gilchrist	Director	February 9, 2012
/s/ GARY A. KREITZER Gary A. Kreitzer	Executive Vice President, General Counsel and Director	February 9, 2012
/s/ THEODORE D. ROTH Theodore D. Roth	Director	February 9, 2012
/s/ M. FAYE WILSON M. Faye Wilson	Director	February 9, 2012

CORPORATE INFORMATION

DIRECTORS

Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty Trust, Inc.

Gary A. Kreitzer
Executive Vice President, General Counsel and Director
BioMed Realty Trust, Inc.

Barbara R. Cambon
Real Estate Advisor

Edward A. Dennis, Ph.D.
Professor of Chemistry, Biochemistry and Pharmacology
School of Medicine, University of California, San Diego

Richard I. Gilchrist
Senior Advisor
The Irvine Company

Theodore D. Roth
President
Roth Capital Partners, LLC

M. Faye Wilson
Chair
Wilson Boyles and Company LLC

OFFICERS

Alan D. Gold, *Chairman and Chief Executive Officer*

R. Kent Griffin, Jr., *President and Chief Operating Officer*

Gary A. Kreitzer, *Executive Vice President, General Counsel and Director*

Matthew G. McDevitt, *Executive Vice President, Real Estate*

Greg N. Lubushkin, *Chief Financial Officer*

Karen A. Sztraicher, *Senior Vice President, Asset Management*

John P. Bonanno, *Senior Vice President, Leasing and Development*

Jonathan P. Klassen, *Vice President, Assistant General Counsel and Secretary*

Kevin M. Simonsen, *Vice President, Real Estate Counsel*

Bruce D. Steel, *Managing Director, BioMed Ventures*

Stephen A. Willey, *Vice President, Chief Accounting Officer*

Janice L. Kameir, *Vice President, Human Resources*

Robert M. Sistek, *Vice President, Finance*

ANNUAL MEETING

Wednesday, May 30, 2012 at 8:00 a.m.

BioMed Realty Trust Corporate Headquarters
17190 Bernardo Center Drive
San Diego, CA 92128
(858) 485-9840 phone
(858) 485-9843 fax
www.biomedrealty.com

STOCK INFORMATION

Trading of Common Stock
NYSE: BMR

Trading of Series A Preferred Stock
NYSE: BMR PrA

TRANSFER AGENT

Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
(877) 296-3711

SECURITIES COUNSEL

Latham & Watkins LLP
www.lw.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
www.kpmg.com

BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

17190 Bernardo Center Drive | San Diego, CA 92128 | (858) 485-9840
www.biomedrealty.com

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